Form 20-F
period 2023-06-30
Millennium Group International Holdings Ltd
filed 2023-10-30
CIK 1903995

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-41568

Millennium Group International Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong,

Kowloon, Hong Kong 999077

Tel: +852 36195768

(Address of principal executive offices)

Ming Yan Lai, Chief Executive Officer

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong,

Kowloon, Hong Kong 999077
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.002 per share	MGIH	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,250,000 ordinary shares issued and outstanding as of June 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes  ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐  Yes  ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes   ☐  No

i

Conventions Used in this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report (“Annual Report”):

“ASEAN” refers to the Association of Southeast Asian Nations;

“Brand factories” refers to in-house factories operated by brand owners, who are responsible for the design, manufacturing and sale of their own products

“Controlling Shareholders” refers to Lai Por, Lai Yau Shing, Lai Yau Chuen, Lai Yau Sang, Lai Yau Fai and Lai Yau Chi collectively, all the six shareholders are residents of Hong Kong;

“Corrugated medium” refers to paper used to form the corrugated or fluted component of a corrugated sheet board;

“Corrugated paper” refers to paper which has been undergone corrugation process;

“Corrugated products” are paper products sold by Company which has been corrugated and can be printed and mainly used for outer packaging purpose;

“Corrugator” is an automated production line which consists of machinery that presses corrugated medium into flutes, applies glue to the corrugated medium and affixes sheets of linerboard to form corrugated sheet board;

“Die-cutting” refers to the process of cutting materials into desirable shapes using a die;

“ERP system” is acronym for “Enterprise Resource Planning System”, a software-packaged system which integrates several areas of an organization such as planning, purchasing, inventory, sales, marketing, finance, and human resources into a single unified system;

“Flexo printing” refers to flexographic printing technique involving the use of quick-drying, semiliquid inks on substrates;

“Flexo printing packaging products” refers to packaging products made by utilizing our flexo printing equipment;

Forever Long Development Ltd is a Hong Kong company commonly held by the individual Controlling Shareholders;

“GFA” refers to gross floor area;

Gramade Investments Limited is a BVI company commonly held by the individual Controlling Shareholders;

“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

Huizhou Yimeinuo Industry Co., Ltd. is a PRC company wholly owned by Millennium (Huizhou) Technology Co., Ltd.;

“Inner packaging” is packaging for immobilizing goods and serves to protect the packaged goods during transportation against damage from mechanical stress, such as impact, shock or vibration;

“ISO” refers to the International Organization for standardization, a non-government organization based in Geneva, Switzerland, for assessing the quality systems of business organizations;

“ISO 9001” is a quality management system model published by ISO with guidance and tools for companies and organizations who want to ensure that their products and services consistently meet customers’ requirements, and that quality is consistently improved;

“ISTA” refers to International Safe Transit Association;

“Lamination” is the process of laminating a very thin film of substance on to the printed sheets;

“LC Machine” is an innovative new polymer clay rolling and sheeting machine from Lucy Clay Tools;

“LC MS” refers to liquid chromatograph-mass spectrometer;

“Millennium” or the “Company” refers to Millennium Group International Holdings Limited, a Cayman Islands company;

Millennium (Huizhou) Technology Co., Ltd.is a PRC company wholly owned by Millennium Shenzhen;

“Millennium BVI” refers to Millennium Group Investment (BVI) Limited, a British Virgin Islands (“BVI”) company wholly owned by Millennium;

“Millennium HK” refers to Millennium Holdings International Limited, a Hong Kong company wholly owned by Millennium Investment International Limited;

Millennium Investment International Limited is a Hong Kong company wholly owned by Millennium BVI;

Millennium Investment International (BVI) Limited is a BVI company commonly held by the individual Controlling Shareholders;

“Millennium Packaging” refers to Millennium Packaging Group International Limited, a Hong Kong company wholly owned by Millennium Strategic;

Millennium Packaging Technology (Huizhou) Co., Ltd. is a PRC company wholly owned by Millennium Shenzhen;

Millennium Printing International Limited is a Hong Kong company wholly owned by Millennium Strategic;

“Millennium Shenzhen” refers to Millennium Printing (Shenzhen) Co., Ltd., a PRC company wholly owned by Millennium HK;

“Millennium Strategic” refers to Millennium Strategic International Limited, a Hong Kong company whose voting right and variable return is 99.97% owned by Millennium HK and 0.03% owned by Millennium Shenzhen;

“MP Production Site” refers to our production base in the PRC situated at No. 4 Industrial Zone, Shui Tian Community, Shi Yan Street, Bao’an District, Shenzhen, the PRC;

MPG Global Company Limited is a Vietnamese company wholly owned by Millennium Packaging;

“OEM” refers to original equipment manufacturing, a type of manufacturing under which products are manufactured in whole or in part in accordance with the brand owners’ specifications and are marketed under the brand owners’ own brand names;

“Offset printing” is a printing technique involving setting images and words on paper through a series of metal plates and rubber mats;

“Outer packaging” is the outermost protection of a composite or combination packaging and serves to protect the contents during transportation, against damage from mechanical stress, such as impact, shock or vibration;

“Packaging products” are printed paper products sold by the Company, which can be corrugated and mainly used for inner packaging purpose;

“PRC” or “China” refers to the People’s Republic of China;

“Pre-press” refers primarily to pre-press color management to enhance the color image and quality of the product;

“Printing plate” is a plate used in the printing process on which an image is put through photomechanical, photochemical or laser processes;

Putian Xiqi Branding Strategy Co., Ltd. is a PRC company wholly owned by Millennium Shenzhen;

“Screen printing” is a technique involving the imprinting of digital designs on substrates;

“Sq.m.” refers to square meters;

“TAPPI” refers to the Technical Association of Pulp and Paper Industry;

“UV coating” refers to the application of ultraviolet coating to printed surfaces to improve the protectiveness of the product;

Wah Tong Investment International Limited is a Hong Kong company wholly owned by Millennium Strategic;

“XRF” refers to X-Ray Fluorescence Spectrometer;

YC 1926 (BVI) Limited is a BVI company commonly held by the individual Controlling Shareholders;

Yee Woo Paper Investment International Limited is a Hong Kong company wholly owned by Millennium Strategic;

Yee Woo Paper Packaging (HK) Company Limited is a Hong Kong company wholly owned by Millennium Strategic;

“Yee Woo Production Site” refers to our production base in the PRC situated at Yi He Industrial Zone, No. 137 Bao Shi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, the PRC;

Yee Woo Vietnam Paper Products Company Limited is a Vietnamese company wholly owned by Yee Woo Paper Investment International Limited;

“YWPPC” refers to Yee Woo Paper Packaging (China) Company Limited, a Hong Kong company commonly held by the individual Controlling Shareholders; and

“Yee Woo Shenzhen” refers to Yee Woo Paper Industry (Shenzhen) Co., Ltd., a PRC company wholly owned by Millennium Shenzhen.

Our business primarily conducted in Hong Kong and the financial records of our subsidiaries in Hong Kong are maintained in HKD, their functional currency. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.76410 on June  , 2021, US$1 = HK$7.78472 on June 30, 2022 and US$1 = HK$7.8363 on June 30, 2023, as published in statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The relevant exchange rates are listed below:

	For the Year Ended	For the Year Ended	For the Year Ended
	June 30, 2023	June 30, 2022	June 30, 2021
Period Ended USD:RMB exchange rate	7.26	6.70	6.45
Period Average USD:RMB exchange rate	6.95	6.45	6.62
Period Ended USD:HKD exchange rate	7.84	7.85	7.76
Period Average USD:HKD exchange rate	7.84	7.80	7.76
Period Ended USD:VND exchange rate	23,583	23,263	23,001
Period Average USD:VND exchange rate	23,706	22,860	23,068

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Ming Hung Lai,” even though, in Chinese, Mr. Lai’s name is presented as “Lai Ming Hung.”

We have relied on statistics provided by a variety of publicly available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports on Form 20-F.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Summary of Financial Position and Cash Flows of Millennium Group International Holdings Limited and Subsidiaries

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND 2022

	June 30,	June 30,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$27,576,622	$18,849,049
Restricted cash	-	598,402
Accounts receivable, net	10,313,371	18,069,511
Prepayments, other receivables and other current assets	1,001,694	927,987
Inventories, net	5,559,282	9,819,633
Total current assets	44,450,969	48,264,582
Non-current assets:
Property, plant and equipment, net	9,027,615	10,813,200
Right-of-use assets, net	3,076,855	4,076,816
Intangible asset, net	291,559	432,972
Deferred tax assets, net	397,212	313,315
Other non-current assets	1,798,927	2,108,914
Total non-current assets	14,592,168	17,745,217
Total Assets	59,043,137	66,009,799

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,411,605	$5,665,636
Other payables and accrued liabilities	2,105,028	3,169,289
Lease obligation – current	157,489	772,534
Bank borrowings	13,405,816	15,813,022
Tax payable	6,405	354,352
Total current liabilities	19.086,343	25,774,833

Non-current liabilities:
Lease obligation – non-current	37,992	146,927
Total non-current liabilities	37,992	146,927
Total liabilities	19,124,335	25,921,760

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.002 par value per share, 125,000,000 shares authorized as of June 30, 2023 and 2022, respectively; 11,250,000 and 10,000,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively	22,500	20,000
Additional paid-up capital	34,361,149	31,101,897
Statutory reserves	1,049,119	1,029,144
Accumulated other comprehensive loss	(3,785,555)	(708,677)
Retained earnings	8,271,589	8,645,675
Total shareholders’ equity	39,918,802	40,088,039

Total liabilities and shareholders’ equity	59,043,137	66,009,799

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2023, 2022 and 2021

	Year Ended June 30,
	2023	2022	2021
Cash Flows from Operating Activities:
Net (loss) income	(354,111)	4,077,371	3,665,810
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,702,331	1,936,061	2,134,522
Impairment of inventories	133,218	71,143	(4,667)
(Reversal of allowance) allowance for bad debts	(116,846)	10,450	(1,738)
Gain on disposal of property, plant and equipment	(1,949)	-	-
Changes in operating assets and liabilities:
Deferred tax assets	(106,103)	(68,194)	(3,868)
Accounts receivables	6,690,275	(1,388,981)	(1,376,774)
Prepayments, other receivables and other assets	(476,360)	(951,573)	555,605
Inventories	3,408,444	(633,043)	(1,437,696)
Prepaid tax	-	378,726	(151,522)
Right-of-use assets	777,309	840,151	1,011,493
Lease obligation	(683,205)	(740,604)	1,534,554
Accounts payable	(1,586,850)	1,384,898	(443,378)
Other payables and accrued liabilities	(226,444)	(1,188,273)	400,468
Tax payable	(342,621)	354,863	-
Related party balances – trade nature	(707,311)	(2,043,395)	(542,054)
Net Cash Provided by Operating Activities	8,109,777	2,039,600	5,340,755

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(186,565)	(510,780)	(808,302)
Proceeds from disposal of property, plant and equipment	-	41,301	364,778
Purchase of intangible assets	(29,955)	(29,808)	(418,405)
Repayments from related parties	-	2,567,531	(604,120)
Net Cash (Used in) Provided by Investing Activities	(216,520)	2,068,244	(1,466,049)

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares	4,227,000	-	-
Repayment of bank borrowings	(18,662,822)	(27,289,939)	(19,357,846)
Proceeds from bank borrowings	16,235,091	26,425,399	17,493,981
Recapitalization - Dividends paid	-	(8,863,135)	-
Recapitalization – Dividends reinjected as additional paid-in capital	-	8,863,135	-
Repayment of loan to related company	-	(1,864,965)	-
Repayments to related parties	-	(2,855,605)	(5,446,236)
Net Cash Provided by (Used in) Financing Activities	1,799,269	(5,585,110)	(7,310,101)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,563,355)	(345,360)	1,302,751

Net Increase (Decrease) in Cash and Cash Equivalents	8,129,171	(1,822,626)	(3,435,395)

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	19,447,451	21,270,077	23,402,721

Cash, Cash Equivalents and Restricted Cash - End of Year	27,576,622	19,447,451	21,270,077

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(684,358)	(429,976)	(466,964)
Cash paid for income taxes	(614,026)	(516,793)	(841,463)

Supplemental significant non-cash financing activities:
Waiver of amounts due to shareholders	-	6,614,563	8,452,119
Deemed distribution	-	-	(8,452,119)
Recapitalization - transfer out of retained earnings	-	(6,973,182)	(8,863,135)
Recapitalization - transfer into additional paid in capital	-	6,973,182	8,863,135
Prepaid offering costs net off with additional paid-in capital	515,952	-

The consolidated financial statements included in this annual report reflect financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Millennium Group International Holdings Limited, together with those of its subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Millennium Group International Holdings Limited (“Parent Company” in the tables below), and its subsidiaries, together with eliminating adjustments:

Consolidated Statements of Operations Information

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2023, 2022 and 2021

	Year Ended June 30,
	2023	2022	2021

Revenues	45,598,620	66,232,757	64,565,269
Cost of revenues	(36,534,358)	(49,961,793)	(47,211,911)
Gross Profit	9,064,262	16,270,964	17,353,358

Operating expenses:
Selling and marketing expenses	(4,875,650)	(5,813,307)	(6,270,237)
General and administrative expenses	(5,270,966)	(4,922,075)	(5,982,887)
Total operating expenses	(10,146,616)	(10,735,382)	(12,253,124)

(Loss) income from operations	(1,082,354)	5,535,582	5,100,234

Other income (loss):
Other income	1,366,394	99,006	471,899
Other expenses	(31,095)	(234,269)	(661,492)
Interest expense	(684,358)	(425,791)	(444,747)
Total other income (loss), net	650,941	(561,054)	(634,340)

(Loss) income before income tax expenses	(431,413)	4,974,528	4,465,894

Income tax credit (expenses)	77,302	(897,157)	(800,084)

Net (loss) income	(354,111)	4,077,371	3,665,810

The parent company, Millennium Group International Holdings Limited, does not conduct operations separately from its China-, HK- or Vietnam-based subsidiaries. Accordingly, the results of operations set forth in the audited consolidated financial statements included in this Annual Report are solely those of the China-, HK- or Vietnam-based subsidiaries.

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our PRC subsidiaries’ functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Our business primarily conducted in Hong Kong and the financial records of our subsidiaries in Hong Kong are maintained in HKD, their functional currency. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.76410 on June  , 2021, US$1 = HK$7.78472 on June 30, 2022 and US$1 = HK$7.8363 on June 30, 2023, as published in statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risks Related to Doing Business in China

The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023.  According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date hereof, we and our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries. In addition, as of the date hereof, we and our PRC subsidiaries are not required to obtain approval or permission from the CSRC or the CAC or any other entity that is required to approve our PRC subsidiaries’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the SAMR, formerly known as SAIC. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within required period by the relevant PRC government authorities, we may be forced to suspend our operation.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our PRC operating entities’ ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements.

In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our operating entities’ business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our ordinary shares, financial condition and results of operations may be materially and adversely affected.

There are Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes and prior court decisions may be cited for reference but have limited precedential value. Our PRC legal system is evolving rapidly, but its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoiding conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC where we operate regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China, or the CAC, issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that (1) operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, or (2) any online platform operator that controls personal information of more than one million users seeking to be listed in a foreign country shall conduct a cybersecurity review by the cybersecurity review office.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an operator of critical information infrastructure, nor are we an online platform operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future and follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Chinese Ministry of Commerce (“MOFCOM”) published a discussion draft of the proposed Foreign Investment Law in January 2015 (the “Draft FIL”). The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things, the Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise (“FIE”). The Draft FIL specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance, treated as a Chinese domestic investor provided that the entity is “controlled” by Chinese entities and/or citizens. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the Negative List, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

On December 27, 2021, the NDRC and MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Based on a set of Q&A published on the NDRC’s official website, a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard. For example, it is unclear as to whether the approval requirement under the Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure, requirement and timeline which may not be resolved until the Overseas Listing Rules, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted.  If the Overseas Listing Rules are enacted in the current form before the completion of our future proposed offerings, we will be required to make a filing with the CSRC in connection with such offerings within three business days after its completion. If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for the proposed offerings or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be completed.

The development, manufacture and sales of construction materials products and manufacturing equipment are not currently subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment (Amended in 2017), or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 and became effective on July 28, 2017. The Draft FIL, if enacted as proposed, will not materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects. However, should the development, manufacture and sales of construction materials products and manufacturing equipment become subject to foreign investment restrictions set forth in the Catalogue of Industries for Guiding Foreign Investment then the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

Our PRC counsel, King & Wood Mallesons, has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on Nasdaq, from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

We are a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.

We are a holding company and conduct substantially all of our business through our PRC subsidiaries, which are limited liability companies established in China. We may rely on dividends to be paid by our PRC subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC subsidiaries generate primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by all our PRC subsidiaries to their respective immediate holding company in Hong Kong. In the past, Millennium Printing International Limited and Yee Woo Paper Packaging (China) Company Limited had applied for and obtained the tax resident certificate from Hong Kong tax authority. As of the date hereof, Millennium Shenzhen currently does not have plan to declare and pay dividends to Millennium HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Millennium HK intends to apply for the tax resident certificate when Millennium Shenzhen plans to declare and pay dividends to Millennium HK. When Millennium Shenzhen plans to declare and pay dividends to Millennium HK and when we intend to apply for the tax resident certificate for Millennium HK from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC subsidiary, we may make loans or may make additional capital contributions to our PRC subsidiary, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of SAFE.

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the Ministry of Commerce (“MOFCOM”) or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our future offerings and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S. investors.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect our business as well as your investment.

As of the date hereof, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation (“SMAR”), formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Because we are a Cayman Islands corporation and most of our business is conducted in the PRC, shareholders may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are a company limited by shares incorporated in the Cayman Islands and conduct our operations substantially in China. Almost all of our assets are located outside of the United States and the proceeds of any of our future offerings will primarily be held in banks outside of the United States. All of our officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially, our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our future proposed offerings. Our reporting currency is the U.S. dollar, while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in U.S. dollars. In the event that we decide to convert our RMB into U.S. dollars to make payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB will harm the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR) and the U.S. dollar, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our future proposed offerings into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Most of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Furthermore, from time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and thereby prevent us from funding our business.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries by means of loans or capital contributions. Any loans to these PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital to increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect their liquidity and our ability to fund and expand their business.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of China’s flood of capital outflows in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements. More restrictions and a substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. In the event that the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by making social insurance registration with local social insurance agencies and shall pay or withhold relevant social insurance premiums for and on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by the Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies with the applicable housing provident fund management center is compulsory, and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

We have not adequately paid social insurance and housing provident fund contributions for our employees. According to the Social Insurance Law of the People’s Republic of China, we may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.05% of the outstanding amount for each day of delay. Further, we may be liable for a fine of one to three times the amount of the outstanding contributions, provided that we still fail to pay the outstanding social insurance contributions within the prescribed deadline. In addition, according to the Regulations on the Administration of Housing Provident Fund, we may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit. If we fail to deposit such amounts within the time limit, the Center may petition a people’s court to enforce the payment.

For the years ended June 30, 2023, 2022 and 2021, the Company has no under-payment of employee social insurance contributions and housing provident funds contributions which is accrued in our consolidated financial statement, respectively.  However, given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date hereof, the Company had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date hereof, the Company had not received any complaint or report on outstanding social insurance premiums or housing funds, nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; (v) the Company had not been subject to any administrative penalties; (vi) we have obtained confirmations  from competent local social insurance and/or housing provident funds authorities, stating that there was no due and unpaid social insurance contributions and housing provident funds or no administrative penalty has ever been imposed on the Company; (vii) the Company had received oral confirmation from the relevant local governmental authority that the Company was allowed to commence to make adequate social insurance contribution for its employees upon the elapse of a 3-year transitional period starting from June 2021, the Company has not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the year ended June 30, 2023 and as of the date hereof. As of the date of the Annual Report, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance and housing provident fund contributions for our employees, our financial condition may be negatively impacted.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose. Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

In the event that our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us. We may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding a direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of June 30, 2023, 2022 and 2021, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation—Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Circular 7 extends its tax jurisdiction to indirect transfers and transactions involving the transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clear criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacked a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax.

According to the “Enterprise Income Tax Law of the People’s Republic of China” (adopted on March 16, 2007, first amended on February 24, 2017, and second amended on December 29, 2018), if the business dealings between an enterprise and its affiliated parties do not conform to the principle of independent transactions and thus reduce the taxable income or income of the enterprise or its affiliated parties, the tax authorities have the right to adjust in accordance with reasonable methods. The cost incurred by an enterprise and its related parties in developing and accepting intangible assets or providing and receiving labor services together shall be apportioned according to the principle of independent transaction when calculating taxable income.

If a resident enterprise or an enterprise controlled by a resident enterprise and a Chinese resident and established in a country (region) whose actual tax burden is significantly lower than the tax rate level of China’s enterprise income tax, does not allocate or reduce its profits due to reasonable business needs, the portion of the above profits that should belong to the resident enterprise shall be included in the current income of the resident enterprise.

Interest expenses incurred when the ratio of creditor’s rights investment to equity investment accepted by an enterprise from its affiliated parties exceeds the prescribed standard shall not be deducted in the calculation of taxable income.

If an enterprise reduces its taxable income or income by implementing other arrangements without reasonable commercial purposes, tax authorities have the right to adjust them in accordance with reasonable methods.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange, or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 59 and Circular 7. They may be required to expend valuable resources to comply with Circular 59and Circular 7 or establish that our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results from operations.

The PRC tax authorities have the discretion under SAT Circular 59 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S., including in instances of fraud, in emerging markets generally. As a result of this scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business, and our share price. In the event that we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. In the event that such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offerings.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, which could reduce the time before our securities may be prohibited from trading or delisted should it be later determined that the PCAOB is unable to inspect or investigate our auditor completely.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s auditor, WWC, P.C., is based in San Mateo, CA, and therefore is not affected by this mandate by the PCAOB.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California, and is subject to inspection by the PCAOB on a regular basis.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of WWC, P.C.to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Risks Related to Our Business

We may be unable to achieve or maintain profitability.

We have set goals to achieve profitability and if achieved, to progressively improve our profitability over time by growing our sales, increasing our gross margin and reducing our expenses as a percentage of sales. There can be no assurance that we will achieve our enhanced profitability goals. Factors that could significantly adversely affect our efforts to achieve these goals include, but are not limited to, the failure to:

●	grow our revenue through organic growth or through acquisitions;

●	improve our revenue mix by investing (including through acquisitions) in businesses that provide higher margins than we have been able to generate historically;

●	achieve improvements in purchasing or to maintain or increase our rebates from vendors through our vendor consolidation and/or low-cost country initiatives;

●	improve our gross margins through the utilization of improved pricing practices and technology and sourcing savings;

●	maintain or reduce our overhead and support expenses as we grow;

●	effectively evaluate future inventory reserves;

●	collect monies owed from customers;

●	maintain relationships with our significant customers and suppliers; and

●	integrate any businesses acquired.

Any of these failures or delays may adversely affect our ability to increase our profitability.

We are subject to competitive pricing pressure from our customers.

Certain of our largest customers historically have exerted significant pressure on their outside suppliers to keep prices low because of their market share and their ability to leverage such market share in the highly competitive environment. The economic downturn has resulted in increased pricing pressures from our customers. If we are unable to generate sufficient cost savings to offset any price reductions, our financial condition, operating results and cash flows may be adversely affected.

Our business depends on our ability to offer high-quality product and service that meets user preferences and demands.

We rely on our experience from past and current operations to offer, manage, and refine our high-quality product and service, which may not be effective as customer preferences and market trends change. If we are unable to expand into new clients or further develop existing clients, our business may be adversely affected.

If we are unable to maintain the high and consistent quality and integrity of our packaging and continue to enhance our value-added services to our customers, we may experience a decline in profit margin and business.

Raw materials shortages may impair our operating results.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate raw materials supply from manufacturers or other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities. However, the loss of, or substantial decrease in the availability of, raw materials from our suppliers, could adversely impact our financial condition, operating results and cash flows. In addition, supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting raw materials or shipments, transportation disruptions or other factors beyond our control. A disruption in the timely availability of raw materials by our key suppliers would result in a decrease in our revenues and profitability, especially in our business units with supplier concentration. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with raw materials on commercially reasonable terms, or at all, would put pressure on our operating margins and have a material adverse effect on our financial condition, operating results and cash flows. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are sometimes, but not always passed on to our customers. Our inability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

We depend on a few major customers with whom we do not enter into long-term contracts, the loss of any of which could cause a significant decline in our revenues.

We had one significant customer which accounted for 13.9% and 12.5% of our total revenues for the year ended June 30, 2023, and 2022 respectively and no significant customer accounted for more than 10% of our total revenues for the year ended June 30, 2021. We do not enter into long-term agreements with our customers, but supply is based upon purchase orders placed to us by customers from time to time. Therefore, we cannot be certain that sales to our customers, including our major customers, will continue. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

We rely on third-party suppliers and long supply chains, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our ability to timely and efficiently access products that meet our standards for quality could be adversely affected.

We buy our products and supplies from suppliers located in the PRC or southeast Asia. These suppliers manufacture and source their materials from the PRC and abroad. Our ability to identify and develop relationships with qualified suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is a significant challenge. We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers’ control. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products.

In addition, our key suppliers for paper are very capital-intensive operation with heavy financial funding. They also need to import their raw materials such as wastepaper and pulp through their supply chains which may be subject to some restrictions or tariff imposed by governments. The length and complexity of these supply chains make them vulnerable to numerous risks, many of which are beyond our control, which could cause significant interruptions or delays in delivery of our products. Factors such as political instability, the financial instability of suppliers, suppliers’ non compliance with applicable laws, trade restrictions, labor disputes, currency fluctuations, changes in tariff or import policies, severe weather, terrorist attacks and transport capacity and cost may disrupt these supply chains and our ability to access products and supplies. For example, if the government of China were to reduce or withdraw the tax benefits to our Chinese suppliers, the cost of some of our products may increase and our margins could be reduced. We expect an increasing portion of our raw materials to be imported in the future, which will further increase these risks. Moreover, these risks will be amplified by our ongoing efforts to consolidate our supplier base across our business units. A significant interruption in our supply chains caused by any of the above factors could result in increased costs or delivery delays and result in a decrease in our Net sales and profitability.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs, which do not fluctuate with Net sales. Consequently, a percentage decline in our Net sales could have a greater percentage effect on our operating income if we do not act to reduce our labor force or take other cost reduction actions. Any decline in our Net sales would cause our profitability to be adversely affected. Moreover, a key element of our strategy is managing our assets, including our substantial fixed assets, more effectively, including timely replacement of old machineries by more advanced machineries. Our failure to invest in new machines and technology to replace the old ones could have an adverse effect on our competitive edge, hence the results of operations and financial condition.

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon bank loans and proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We may require substantial additional funding in the future to meet our capital requirements for our production capacity expansion and to maintain operations and improve financial performance; however, we cannot assure you that we will be able to obtain capital in the future. In the event that we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts and decrease or eliminate capital expenditures. In addition, our operating results, our business results, and our financial position would be adversely affected. In the event that adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows, and financial condition.

Potential changes in the global economy may affect the availability of business and customer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities depends on the banks’ ability that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not meet their funding commitments to us if they experience shortages of capital and liquidity or experience excessive volumes of borrowing requests from other borrowers and us within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives, or failures of financial institutions that could adversely affect our access to the liquidity needed for our business. Any disruption could require us to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows, and financial position.

Failure to appropriately evaluate the credit profile of our customers and/or delay in settlement of accounts receivable from our customers could materially and adversely impact our operating cash flow. It may result in significant provisions and impairments on our accounts receivable which in turn would have a material adverse impact on our business operations, results of operation, financial condition, and our business pursuits and prospects.

We recorded a bad debt write-off of $3,653, $36,333 and $45,244 during the fiscal years ended June 30, 2023, 2022 and 2021, respectively. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 – 90 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow or various levels of approvals. For example, the average accounts receivable turnover period was approximately 114 days, 98 days and 92 days for the fiscal years ended June 30, 2023, 2022 and 2021, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

While we have implemented policies and measures to improve our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our substantial accounts receivable position with respect to our reported revenue will not persist in the future given the nature of our business. Any deterioration of the credit profile of our customers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in a material and adverse impact on our business operations, results of operations, and financial condition.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

We may experience issues or defects with products that may lead to damage claims, recalls, withdrawals, or replacements of products. Any of these events could result in harm to our reputation, reduced demand by customers for our products, decreased willingness by our service providers to provide support for those products, or even loss of revenues. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other our competitors, any of which could have a significant adverse effect on our financial condition and results of operations.

Disruption to our production facilities and liability in connection with industrial accidents could materially and adversely affect our operations.

Our operations at our production facilities and warehouses are subject to operational risks. These risks include but are not limited to breakdown or failure of our machinery, disruption of power supply, natural disasters, fire and industrial accidents, which could result in temporary, permanent, partial or complete shut-downs of our operations. As a result, our operations and financial results could be materially and adversely affected. There is no assurance that our production facilities and warehouses will be free from any operational risks in the future. In the event that a fire incident happens, our production facilities and warehouses may be destroyed, and our neighboring properties may be adversely affected by the fire. For instance, the quality of our raw materials and finished products may be adversely affected by the smoke and heat. In these circumstances, our operations and delivery schedules may be materially affected, leading to customers dissatisfaction and even loss of customers. In addition, as our production process involves the operation of tools, equipment and machinery, industrial accidents resulting in injuries or even deaths may occur. There is no assurance that these industrial accidents, whether due to malfunctions of machinery or other reasons, will never occur in the future. In such event, we may be liable for personal injury or death and monetary losses suffered by our employees, fines or penalties or other legal liability arising from violation of applicable laws and regulations. We may also be subject to disruptions to our business caused by equipment and/or equipment shutdown for investigation or implementation of safety measures.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The China’s economic growth has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Our failure to successfully manage our business expansion, including our expansion into new areas of business, would have a material adverse effect on our results of operations and prospects.

We made investments in business expansion in line with our development strategy through organic growth in the past. In addition, we may, from time to time and when we deem appropriate, expand into new industries and markets which we believe have synergies with our existing operations. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

●	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction or expansion of production and printing facilities as required under the relevant PRC laws;

●	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

●	accumulate expertise and experience in managing the new businesses;

●	gain market acceptance for new products and services and establish relationships with new customers and suppliers;

●	achieve sufficient utilization of new production facilities to recover costs;

●	manage relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

●	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

●	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

●	divert significant management attention and resources from our other businesses; and

●	strengthen our operational, financial and management controls, particularly those of our future acquisitions, if any, subsidiaries, to maintain the reliability of our reporting processes.

Any significant difficulty in meeting the foregoing or similar requirements could delay or otherwise constrain our ability to implement our expansion plans or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

We may not achieve the benefits we expect from recent and future investments and acquisitions and our operations may be materially adversely affected by such investments and acquisitions.

We have made investments in acquisitions of land to build new production plants that we believe may complement our existing business or may improve the operation efficiency and effectiveness. While we believe these investment plans may benefit our business in the long term, such decisions may adversely impact our short- or medium-term operating results. Further, if these investment plans do not subsequently achieve the synergies we expect or do not generate the financial and operational benefits we expect, it will adversely affect our cash flow and financial results.

Growth of our business will partially depend on the recognition of our reputation. Failure to maintain, protect and enhance our reputation would limit our ability to expand or retain our customers, which would materially adversely affect our business, financial condition and results of operations.

Maintaining, protecting and enhancing our reputation remains critical to our business and market position. It depends on several factors, including our ability to:

●	maintain the quality and satisfaction of the products we offer;

●	maintain healthy relationships with customers and other business partners;

●	increase company awareness through marketing and Company promotion activities;

●	comply with relevant laws and regulations, particularly with respect to environmental protection, production safety and code of conducts;

●	compete effectively against existing and future competitors; and

●	preserve our reputation and goodwill generally and in the event of any negative publicity on our services and product quality.

A public perception that we, or other industry participants do not provide satisfactory products and services, even if factually incorrect or based on isolated incidents, could damage our reputation, undermine the trust and credibility we have established and negatively impact our ability to attract and retain customers, as well as our business, financial condition and results of operations.

Our success depends upon our ability to attract, train and retain experience workforce with technical knowhow and key personnel.

To be successful, we must attract, train and retain a large number of highly qualified staff with relevant technical knowledge while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates and other related costs for staff benefits. We compete with other businesses for these talented workers and invest significant resources in training and motivating them. There is no assurance that we will be able to attract or retain these skilled workers in the future. Moreover, if a number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, the effect on us may be negative, such as higher labor costs and more susceptible to operational stoppage or strike, all of these would adversely impact our reputation and business as a whole.

In addition, our business results also heavily depend upon the leadership and execution of our senior management as well as our sales personnel, vibrant and experienced sale teams who possess the industry experience and knowledge of the global market dynamics and trends. Our inability to retain or hire qualified managers or sales personnel at economically reasonable compensation levels would restrict our ability to grow our business, limit our ability to continue to successfully and profitably operate our business.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may need additional capital, and the sale of additional shares or other equity securities could result in dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our Company is in a capital and technology intensive industry which requires substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded a net operation cash inflow of $8,109,777, $2,039,600 and $5,340,755 for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.  We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to paper price fluctuations.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were not subject to these rules. As a result, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting. We are not subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. As a result, we may not discover any problems in a timely manner, and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

We have engaged financial consultants to advise on accounting and financial reporting processes in conformity with U.S. GAAP, and our management and accounting department have since had a substantially improved understanding of U.S. GAAP and financial reporting requirements. We also plan to hire officers and employees who have knowledge and experience in U.S. GAAP and financial reporting process. Additionally, we have had a recruitment plan in place and have been searching for candidates for qualified internal audit personnel with appropriate knowledge of U.S. GAAP. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures include: (a) hiring qualified internal control personnel who will manage the implementation of internal control policies and procedures and improvement of the internal audit function; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of the IPO. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of our initial public offering (“IPO”), we mainly operate our businesses as private companies in Hong Kong, the PRC and Vietnam. As a result of the IPO, our company has become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We incur increased costs as a result of being a public company.

We are a public company listed on the Nasdaq Capital Market, and as such, we incur significant legal, accounting and other expenses that we did not incur as a private company prior to our IPO. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Since one of our directors and his family members own at least 88.89% of our Ordinary Shares, they have great impact in electing directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Our Chairman Mr. Ming Hung Matthew Lai and his family members currently collectively own 88.89% of our Ordinary Shares. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Because of the voting in concert agreement described elsewhere in this Annual Report, our principal shareholders will continue collectively owning a majority of the voting power of our outstanding Ordinary Shares. Under Rule 5615(b)(1) of the Nasdaq Listing Requirement, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements.

Certain industry data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain industry data and information from third-party sources. We have not independently verified the data and information contained in such third-party publications and reports. Data and information in such third-party publications and reports may use third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The printing and packaging industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the printing and packaging industry against the projected rates may have materially adversely affect our business and the market price of our Ordinary Shares.

Global economic and other conditions may adversely affect the demand for our products and services.

Our industry depends upon the overall level of the global economic conditions and consumer spending. A continuous weakening global economic conditions, including any turmoil in the economy, distresses in financial markets, or reduced market liquidity, geo-political tensions, global epidemic, as well as increased government intervention, may adversely impact the demand for our products and services and our financial performance could be adversely affected.

Adverse market trends may affect our financial performance. Such trends may include, but are not limited to, the followings:

●	increasing complexity and volatility in the global economic and political conditions make planning and projection extremely challenging;

●	low levels of income and business confidence associated with recessionary environments which may in turn reduce consumer spending.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has experienced natural disasters, including earthquakes, extreme weather conditions   and any similar event could materially impact our business in the future. If a disaster or other disruption occurred that affects the regions where we operate our business, the resulting loss of personnel and damage to property could materially adversely affect our business. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our ecosystem participants, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. Since early 2020, a novel strain of coronavirus (“COVID-19”) spread globally and caused significant disruptions to global economy. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and characterized it as a pandemic on March 11, 2020.

To contain the COVID-19 outbreak, the PRC government imposed strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, temporary closure of business premises, and postponed resumption of business. Although the impact of COVID-19 on our business since its outbreak has been insignificant, it is difficult to assess or predict the future impact if the pandemic continues to strive globally due to mutations. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 variants continue to weaken the Chinese and global economy in general.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely substantially upon trade secret protection as well as non-disclosure agreements with our customers, employees and other third parties, and may in the future rely on copyright and/or trademark protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our designs and other intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Related to Doing Business in Vietnam

Geopolitical risks may have an adverse impact on our business, financial condition and results of operations.

The social conditions and political stability of Vietnam will also have a direct impact on the feasibility in operating our production in Vietnam. Our future business operations in Vietnam where the economy and legal systems remain susceptible to risks associated with an emerging economy may be subject to higher geopolitical risks than developed countries. Unexpected social and political events such as the social unrests in Vietnam targeting Chinese-related businesses, and territorial and other disputes among neighboring countries in Asia may adversely affect the operations of our production site to be established in Vietnam. Any social and political unrest, which are beyond our control, may give rise to various risks, such as loss of employment and safety and security risks to persons and properties and in turn adversely affect Vietnam economy. Any such event may in turn have an adverse impact on our businesses, financial condition and results of operations.

The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations and growth prospects.

Government anti-inflation policies and a decline in commodity and petroleum prices have led to a decrease in Vietnam’s inflation rate. While these inflation rates are lower than rates of earlier years, there can be no assurance that the Vietnamese economy will not be subject to future periods of high inflation. Should inflation in Vietnam increase significantly, our costs, including labor costs and transportation costs are expected to increase. Furthermore, high inflation rates could have an adverse effect on Vietnam’s economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in Vietnam could materially and adversely affect our business, financial condition and results of operations and growth prospects.

Changes in the economic, political and legal environment of Vietnam, and Vietnam’s less developed legal system, may adversely affect our business, financial condition and results of operations.

Our future business operations in Vietnam are subject to the economic, political and legal environment in Vietnam. Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, Vietnam’s economy was largely a planned economy. Since about 1987, increasing emphasis has been placed on the utilization of market forces in the development of the economy. Although state owned enterprises still account for a substantial portion of Vietnam’s industrial output, the Vietnamese government in general is reducing the level of direct control that it exercises over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to a market economy and enterprise reform.

The legal system of Vietnam also differs from most common law jurisdictions, in that it is a system in which decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials and courts. For vague regulations, the courts of Vietnam have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials and courts often express different views from lawyers’ on the legality, validity and effect of a particular legal document. In addition, the views of governmental authority received on a particular issue have no binding effect or finality, so there is no guarantee that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Vietnam courts, arbitration centers and administrative agencies in the event of a dispute is uncertain. As part of its transition from a planned economy to a more market-oriented one, the Vietnamese government has implemented a series of economic reforms. In preparation for Vietnam’s accession to the World Trade Organization in 2007, the Vietnamese government has also promulgated a series of laws and regulations on local and foreign investment, including the law on investment, which regulates investments in Vietnam, and the law on enterprises, which sets out the types of corporate vehicle investors may establish to carry out their investment projects. However, conflicting interpretations between local regulators in different provinces and between different ministries, may create confusion over key issues. In the context of pursuing and maintaining economic reforms, the Vietnamese government has promulgated other laws and regulations in recent years designed to attract foreign investment and business development in Vietnam, which may intensify the competition in our industry.

Although the Vietnamese government has made progress in economic reform and the development of laws and regulations, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition, depending upon the outcome of these experiments. Furthermore, there can be no assurance that the Vietnamese government will continue to pursue policies of economic reform or that any reforms will be successful or the impetus to reform will continue. If any of the changes adversely affect us or our business, or we are unable to capitalize on the economic reform measures of the Vietnamese government, our business, financial condition and results of operations could be adversely affected.

The VND may be subject to foreign exchange controls imposed by the Vietnamese government.

In Vietnam, the currency is Vietnamese Dong (“VND”), which is not generally freely convertible into other currencies. Under certain conditions, such as fulfilment of Vietnam’s financial obligations, the Vietnamese government allows foreign invested enterprises to convert VND into other currencies for repatriation of profits from their Vietnam operations abroad. However, there is no assurance that such rules and regulations will not be subject to change in the future and any tightening of foreign control laws in Vietnam may impair our ability to repatriate profits from our Vietnamese operations to our Company. If any of the above occurs, our business, results of operations and financial conditions may be materially and adversely affected.

Risks Related to our Ordinary Shares

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “MGIH.” In order to continue listing our shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will continue to be able to comply with the applicable Company Guide, and we cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, investors buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition to the risks addressed above in “— The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have a relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore and Malaysian law. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market Listing standards.

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Capital Market, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Capital Market rules with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in the Cayman Islands may afford less protection to holders of our ordinary shares. We may rely on exemptions available under the Nasdaq Capital Market rules to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Capital Market rules.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or Controlling Shareholder than they would as shareholders of a company incorporated in a U.S. state.

Certain judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands exempted company. Our operating subsidiaries were incorporated and are located in Singapore and Malaysia. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore and Malaysia may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

If we are classified as passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information —10.E. Taxation — Passive Foreign Investment Company Considerations.”

For more information see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, natural disasters, adverse weather and other uncontrollable events.

Our business activities are principally carried out in Singapore and Malaysia, and we intend to expand our operations across new markets in Southeast Asia. Our geographic presence in Southeast Asia may make us vulnerable in the event of increased tension or hostilities in certain countries, including the countries in which our customers operate. In addition, unforeseeable circumstances and other factors such as power outages, labor disputes, severe weather conditions and natural or other catastrophes may disrupt our operations, and terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and business and consumer confidence. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which could materially and adversely affect our business, prospects, financial condition and results of operations.

We will incur increased costs as a result of being a public company after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes- Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and development of the company

Corporate History

Our Company was incorporated in the Cayman Islands under the Cayman Companies Act as an exempted company with limited liability on May 11, 2021. Since incorporation, our Company has been an investment holding company with no business operations.

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, engaged in the sale of Corrugated Paper in Hong Kong with a vision to becoming a one-stop integrated services provider for paper related packaging products.

Throughout our years of operations, we have established our business operation in Hong Kong, the PRC and Vietnam, with international footprints delivering our products globally to, among others, China, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany.

Corporate Information

Our principal executive office is located at Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong, Kowloon, Hong Kong. The telephone number of our principal executive offices is +852 36195768. Our registered agent in the Cayman Islands is Ogier Global (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at https://www.millennium-gp.com/. Despite the fact that some information contained in this prospectus may also be found on our website, you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B. Business overview

Founded in 1978, we are a long-established total paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate two production facilities in Guangdong Province of the PRC. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries.

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, who engaged in the sale of corrugated paper in Hong Kong with a vision to becoming a one-stop integrated services provider for paper related products. We have diversified our business segments beyond the sale of Corrugated Paper to production and sale of packaging products and corrugated products with deliveries to, among others, PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany during as of the date hereof. In 40 years of dealings, we have developed and accumulated extensive industry experience and capabilities in relation to design and production of packaging products and corrugated products.

We believe our one-stop integrated service approach offers a cost-effective and time efficient means for our customers to obtain a tailored and comprehensive printing and packaging solutions and provides our customers with greater operational efficiency and flexibility. Our one-stop integrated services covers the entire value chain for paper-based inner and outer packaging products for our customers and include complementary value-added services such as market research for suitable packaging materials and trends, research and development, product design for environmental-friendly and sustainable solutions, raw materials procurement, product testing and delivery services as well as our core business of the production and sale of packing products and corrugated products. Our diverse offerings are intended to provide flexibility for our customers to combine different printing solutions with other value-added services to achieve their packaging objectives and needs. We believe we have created synergies among our different processes, such as collaboration between our product design and development and in-house product testing conducted at our production site to enhance the quality of our products and operational efficiency.

Our Products and Services

Founded in 1978, we are a long-established paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate two production facilities situated in Guangdong Province of the PRC. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries.

We offer paper-based inner and outer packaging products which can be broadly categorized into packaging products and corrugated products.

As of the date hereof, we own and operate two production sites in the PRC, the MP Production Site and the YW Production Site, encompassing various production lines such as the corrugated products production line, Flexo Printing production line and Offset Printing production line, which support an annual maximum production of approximately 300 million units combined. We currently do not possess any production facilities in Vietnam, instead we offer packaging products supply chain management solution to our customers globally. We currently outsource the production for all of our purchase orders in Vietnam for both local delivery and export to other countries.

In recognition of our strong technology and production development capability, our key operating subsidiary, Millennium Shenzhen, has been accredited as High-tech enterprise from November 2016 to November 2019 and from December 2020 to December 2023, which entitles us to a preferential tax rate of 15%, subject to the review and approval by the tax authorities every three years.

Business Model

We adopt a one-stop integrated services approach with an objective to cover the entire value chain with respect to paper-based inner and outer packaging needs for our customers. The chart below illustrates our integrated business processes from market research, research and development, packaging design and development, raw materials procurement, color management, print production, quality control and delivery and logistic, i.e. the Total Packaging Solutions:

Market research refers to the preliminary market research on raw materials pricing and market conditions. Research and development primarily refers to the research and development activities relating to raw materials applications, printing technologies and other production related technologies.

Packaging design and development refers to structural and functional design, graphic design, packaging design, display unit design and concept development. Raw materials procurement primarily refers to procurement of paper. Color management refers to calibration of colors according to the requirements of our customers. Print production refers to our inner packaging production by Flexo Printing and Offset Printing as well as outer packaging production of corrugated products. Quality control refers to our quality assurance and product testing. Delivery and logistics refers to deliveries including export to locations designated by our customers.

We seek to differentiate ourselves from other local printers through our integrated services covering the entire value chain for paper-based inner and outer packaging products and other packaging accessories. Most of our services are complementary value-added services such as market research, research and development, product design and development, raw materials procurement, product testing and delivery services whereby we do not charge our customers separately. We charge our customers based on the products purchased as a total solution.

Our major operating subsidiary groups

We operate our businesses in the PRC, Hong Kong and Vietnam under the following wholly-owned subsidiary groups:

●	MP Group: MP Group engages in the production and sale of offset printing packaging products and flexo printing packaging products at our self-operated MP Production Site in the PRC.

●	Yee Woo Group: Yee Woo Group engages in the production and sale of corrugated products at our self-operated Yee Woo Production Site in the PRC.

●	MPG Group: MPG Group primarily engages in packaging products supply chain management solution in the PRC, Hong Kong and Vietnam.

Geographical presence

Our headquarters are based in Hong Kong with operations in the PRC and Vietnam. We own and run two production sites situated in Guangdong Province of the PRC. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries. Our production facilities are strategically located in close proximity with the delivery locations designated by our major customers, and major suppliers in Guangdong Province, the PRC with readily access to major infrastructure. We have also established offices in Hong Kong and Vietnam to service customer orders outside the PRC.

Our Hong Kong office is where the senior management are met to formulate strategies and to hold all of the important management and board meetings. It also handles the sales orders received outside the PRC from overseas (excluding Vietnam) while our Vietnam office is responsible for overseeing the sales transactions in southeast Asia.

Packaging Products

Packaging products are paper-based inner packaging boxes for storage of merchandises which are produced by applying our Offset Printing technology or flexo printing technology to raw papers, kraft papers, cardboards, carton papers or corrugated paperboards.

Packaging products production

We manufacture all of our packaging products at our self-owned and self-operated MP Production Site, which is located at No. 4 Industrial Zone, Shui Tian Community, Shiyan Street, Baoan District, Shenzhen, China with an aggregate gross floor area (“GFA”) of approximately 36,000 square meters. The MP Production Site was built in 2000 and include one factory, one ISTA-certified product testing laboratory, staff dormitory accommodating up to 700 staff members, staff kitchen, as well as equipped with sewage treatment facilities.

The packaging products production process can be broadly categorized into pre-press, printing and post-printing. Our production process is highly-automated and we use high speed equipment and machinery. The average production lead time from confirmation of customers’ purchase order to delivery of packaging products is 7 to 10 days for repeated orders and 10 to 15 days for new products.

Corrugated Products

Corrugated paper is a durable, versatile, economical and light weight material and applied in making packaging containers for transportation and storage, pallets for bulk handling as well as point-of-purchase display rack. Our corrugated products refer to outer packaging boxes made of corrugated paperboards. We manufacture corrugated products of different sizes, shapes, thickness and strength according to customers’ specifications.

Corrugated products production

We manufacture all of our corrugated products at our self-operated Yee Woo Production Site at Yi He Industrial Zone, No. 137 Bao Shi East Road, Shui Tian Community, Shiyan Street, Baoan District, Shenzhen, the PRC. The Yee Woo Production Site was built in 1994 and include one factory and staff dormitory.

Operational Flow

As of the date hereof, our customer purchase orders were generally procured by quotations. We maintain a systematic workflow comprising B2B sales and marketing, pre-production planning, production, supply-chain services and customer-oriented after-sales supporting services. Typically, the entire process from the confirmation of a customer purchase order to delivery and acceptance of our products by our customers ranged between a few days to six weeks, depending on, among others, the product specifications, purchase order quantity and expected delivery date designated by our customers. Sometimes, our customers may place purchase orders for deliveries designated several months after the date of purchase orders, in which case, the entire process may take longer and we usually commence production at a date closer to the date of delivery. Our production process typically only takes one to two weeks.

Customers purchase orders

In most transactions, our customers approach us for quotations with product requirements on a case-by-case basis. While most of our customers are recurring customers, we also generate sales from new customers whom we believe are introduced by referrals as well as trade shows and exhibitions our Group participated from time to time.

Upon receipt of the requests for quotations, our sales and marketing team will prepare a proposal based on, among others, a preliminary review on the product design and specifications to assess the technical and other production requirements, an overall cost analysis based on the estimated raw materials procurement costs, production costs, order quantity, delivery schedule, our expected profit margin as well as the prevailing market price for similar products and market conditions.

Our pre-production planning comprises (a) product design and development for new orders, (b) production planning and (c) procurement. The pre-production planning phase generally takes about 1 week to 2 weeks, depending on the complexity and scale of the purchase order.

Complementary product design and development services

We offer assistance to our customers throughout the entire product design and development process spanning across various design aspects, including structural and functional design, graphic design, packaging design, display unit design and concept development. To facilitate our customers’ assessment and to ensure fulfilment of customers’ expectations, we will also prepare 3D digital illustrations and/or 3D prototypes and/or 3D or mock-up samples or based on the product design where necessary.

Production planning

Once the purchase order is finalized, we will assign the purchase orders to a designated project team to formulate a production plan and to oversee the entire project from the commencement of production to delivery with an objective to ensure due and timely production within stipulated cost estimate in accordance with the terms of the purchase order. The production plan will include a production flow outlining detailed production procedures and logistics, production capacity planning setting out the technical and machinery requirements, manpower and outsourcing arrangement.

Procurement

In parallel with the production planning, our procurement team will conduct an inventory analysis to ascertain raw materials needs and to ensure timely and adequate supply of raw materials. In most cases, we procure the raw materials from our suppliers based on the purchase order. Our major raw materials are paper with various types and weights, which we procure from our approved paper manufacturers and suppliers primarily in the PRC and the South East Asia. During the fiscal years ended June 30, 2023, 2022 and 2021 and up to the date hereof, we did not experience any delays in production caused by delays in supply or shortage of raw materials.

Packaging products Production Process

Pre-press stage

Pre-press stage is the preparatory stage where we will conduct typesetting, proofreading, screening and editing activities to ensure accurate presentation of textual material in graphic form on paper or other medium and produce the suitable printing plate, which may be made of rubber, plastic or aluminum depending on the needs of printing method, which will be used for subsequent printing. Where requested by customers, we may prepare 3D digital illustrations and/or 3D prototypes and/or 3D mock-up samples based on the product specifications for customers’ approval. As for global customers, they will receive the mock up samples of their proof of design that entail all their requested parameters and requests before they proceed with their orders. Once the product design or prototype or mock-up samples are confirmed by our customers, and our machinery and equipment are adjusted in accordance with the customers’ specifications, we will trim and cut raw paper, kraft paper or corrugated paper into appropriate size for bulk-printing.

The major machinery and equipment required for the pre-press stage included the cutter machine for trimming and cutting, the computer-to-plate machine and the punch machine, as well as the digital printer, the digital pre-press workflow machine, the color management machine and the digital proofer machine for content accuracy checking and color management activities.

Offset Printing

Offset Printing is a printing process where an inked image is transferred from a plate to a rubber blanket, then to paper. The offset process is a lithographic process, which is based on the repulsion of oil and water.

During the pre-press stage for Offset Printing, the digital files are broken down by color separation and laser edged onto coated zinc offset plates. The offset plate, which is chemically treated so that only image areas on the offset plate will accept ink injection, will then be loaded onto the plate cylinder rollers in the printing press machines.

When the papers are ready and the printing press machines have been set up and calibrated (including inserting the offset plates in the plate cylinder rollers of the printing press machines), we will commence Offset Printing whereby water and oil-based ink are applied to the offset plates. Due to the chemical treatment on the image areas whereby ink will adhere to the image areas and areas without image will reject ink injection, the inked images are transferred from the offset plate to the surface of an intermediate printing blanket. The intermediate printing blankets, which are made of special multi-layered rubbers, will then imprint the image onto each paper that passes through the printing unit of the Offset Printing press machine. Our Offset Printing machines can run up to 10,000 to 12,000 sheets per hour depending on the size of the paper and the complexity of the graphic designs.

The entire Offset Printing process is conducted by our multi-color printing press machines, which equipped us to manufacture packaging products with 5-colour to 6-colour to cater for the different needs of our customers. As of the date hereof, we have one 5-colour offset printing press machine and five 6-colour offset printing press machines.

During the post-press stage, semi-finished products printed by Offset Printing will undergo surface treatments such as UV coating and lamination to smoothen and brighten its surface, which will then be cut into the size and shape based on customers’ specifications using the automatic die-cutting machines. With respect to customer orders for packaging boxes by Offset Printing, we will apply glue by using the automatic glue-box machine and assemble paper sheets into packaging boxes, which will then be packed for delivery to our customers.

Flexo Printing

Flexo Printing is a printing process where water-based ink is transferred, one color at a time, from the surface of a flexible plate on which an image is represented to a substrate, and additional colors are added, each registered to the locations of those printed previously.

During the pre-press stage for Flexo Printing, digital images are transferred to a flexible plate, which serves as the image carrier which will be mounted on the plate cylinder for subsequent pressing onto the substrate.

When the papers are ready and the printing press machines have been set up and calibrated (including inserting the flexible plates in the plate cylinder rollers of the printing press machines), we will commence Flexo Printing whereby water-based ink are applied onto the surface of the flexible plate by an engraved roller/anilox. The flexible plate then transfers the ink film from the engraved roller / anilox to the substrate, which may be cardboard papers or corrugated paperboards, by impression. Our Flexo Printing machines can run up to 5,000 to 7,000 paperboards per hour depending on the size of the paperboard and the complexity of the graphic designs.

The entire Flexo Printing process is conducted by our multi-color printing press machines, which equipped us to manufacture packaging products with 4-colour to 5-colour to cater for the different needs of our customers. As of the date hereof, we have two 4-colour Flexo Printing press machines and one 5-colour Flexo Printing press machine.

During post-press stage, semi-finished products printed by Flexo Printing do not require subsequent surface treatment will be cut into the size and shape based on customers’ specifications using the automatic die-cutting machines. After die-cutting, the semi-finished product will be assembled and packed for delivery to our customers.

Corrugated products production process

The corrugated products production process can be broadly categorized into pre-press, printing and post-press. Our production process is highly-automated and we use high speed equipment and machinery. The average production lead time from confirmation of customers’ purchase order to delivery of corrugated products is 3 to 5 days for repeated orders and 5 to 7 days for new products.

Pre-heating

This is a process in which raw paper reels are fed into the corrugators for pre-heating by steam and go through a series of pre-heating rolls for straightening. This process helps control the moisture content of the raw paper and largely reduces the risk of breakage or deformation of raw paper at later stages of our production process. Raw papers will be served as liners, which form the separating layer between two corrugated mediums and/or serve as the top and bottom layers of our corrugated paperboard, while raw papers to be served as corrugated medium will be passed on to the next step for further shaping.

Corrugation

The straightened paper is further fed into the corrugating rolls, which create the flute of the corrugated medium. We have corrugating rolls of different sizes and flute profiles to produce the paperboard of different combination of paper grades and flute profile to meet the customers’ needs. Steam produced by our natural gas noiler is applied in the process to soften the raw paper material and to set the shape of the flute.

Lamination

Glue is applied to the tips of the flutes of the corrugated medium paper which is then attached onto the first layer of liner by the laminating modules. The adjoined two-layer product is known as single-face corrugated paperboard. Depending on the specifications for the corrugated products in terms of mechanical strength and shapes, we may further the converting process to form single-wall corrugated paperboard (3 plies), and if order requested, also double-wall paperboard (5 plies) in one run.

Drying

The laminated liners and corrugated mediums which formed corrugated paperboards of required numbers of layer are then dried by steam-heated plates within the production line. The temperature of the steam-heated plates, the speed and the composition of the adhesive are key factors to ensure effective adhesion and control flattening of the paperboard, which will be cut automatically according to the set length while trimming will be done at both edges at the same time.

Die-cutting

According to the specifications of customers, the corrugated paperboard is die-cut into different shapes. The major machinery and equipment required for the production of corrugated products are the corrugator and other post-press equipment for die-cutting and gluing. As of the date hereof, we have six automatic die cutting machines and fifteen semi-automatic die cutting machines.

Folding and Gluing Process

The folding and gluing process transforms a piece of flat paper material into a finished product such as a box or an outer carton. This is achieved by folding the blank along pre-creased lines and applying the adhesive that will hold the product together. As of the date hereof, we have six automatic gluing machines and 4 semi-automatic gluing machines.

Production process and utilization

We review the production processes for packaging products and corrugated products from time to time and conduct production data analysis to explore opportunities to enhance our productivity and to ensure they conform to our production and quality control guidelines. Our production processes require a stable and sufficient supply of raw materials and utilities such as paper, water and natural gas and electricity. We anticipate that our reliance on such supply of raw materials will increase as we seek to expand our production capacity. As of the date of this prospectus, we did not experience any disruption in such supplies that had a material impact on our business or operations.

With a view to enhancing inventory turnover and achieving production efficiency, we plan our production based on actual purchase orders received and the delivery schedule with our computerized production planning system, instead of relying on demand forecasts and estimates.

As of the date hereof, we owned six offset printing production lines and three flexo printing production lines at the MP Production Site, and two corrugated products production lines at the Yee Woo Production Site. All of our production lines are designed to ensure consistent delivery of high standards of quality and optimized production on short lead times. Most of our production lines are interchangeable to fit the majority of our customers’ orders.

The utilization rates of our production facilities are affected by a number of factors such as the order quantity, product specifications, status of repair and maintenance of our machinery and equipment and production schedule and arrangement, taking into account the inventory level of raw materials, work-in-progress and finished goods

Quality assurance

We pride ourselves in the production of high quality and reliable products. In recognition of our quality control management system, we have obtained various quality related certifications, including ISO 9001:2015 certificate and G7 Master Printer Certificate of Excellence by IDEAlliance USA for print color management.

We have an established and comprehensive internal quality control practice that allows us to uphold our product quality standards as well as meeting our customers’ requirements. Our quality control procedures are implemented throughout the production process from procurement of raw materials to the manufacturing of finished goods.

During the fiscal years ended June 30, 2023, 2022 and 2021 and up to the date hereof, we had not received any material claims or complaints from our customers in relation to the quality of our products.

Quality control team

Periodically, our quality control team will prepare reports on raw materials and finished materials, work-in progress and finished stocks, highlighting any critical issues relating to quality as well as comments from customers. These reports will be presented to the management for evaluation. In addition, our team members will periodically conduct performance review with our customers and suppliers on the product’s quality and integrity culminated in the entire production process.

Our quality control team includes personnel from our production department. As of the date hereof, we had 45 quality control personnel and our quality control team is led by Mr. MY Lai, our CEO who possesses over 15 years of industry experience. Our quality control team is responsible for overseeing our entire operating process, and maintaining and operating our quality control system. Our quality control team also analyses various quality issues arising from our production process and any defective products identified by our in-house inspectors or returned by our customers and prepares preventive measures.

International Safe Transit Association (“ISTA”) certified testing laboratory

As of the date hereof, we own and operate one ISTA certified laboratory at our MP Production Site, which is compliant with the Technical Association of the Pulp and Paper Industry (“TAPPI”) standards, and well equipped with major testing machinery and equipment to perform various tests and inspections on our products. Since our ISTA certified laboratory also has obtained Amazon recognition for Amazon products packaging, our products are capable of providing the Amazon packaging certification, and thereby satisfying the rigid packaging demand from U.S. brand Amazon sellers and their Ecommerce businesses. In addition, the temperature at our laboratory is always maintained at around 23 degrees Celsius with a humidity level at around 50% to ensure consistent test results.

We have implemented a series of measures to ensure the high-quality, consistency and timeliness of our testing results. Our quality management department is responsible for ensuring that we comply with applicable regulatory and industry standards throughout the entire testing process through regular on-site inspections.

Product testing and analysis

Our laboratory is fully equipped to conduct a diverse range of tests and checks, including:

●	General tests: We deploy the electronic balance tester, infrared moisture tester, thickness tester, LC MS and XRF machine for heavy metal detention tester to conduct general tests on our samples.

●	Strength tests: We conduct tests on our samples to assess the strength endurance using stiffness tester, crush tester, burst tester, ply bond test and tearing strength tester.

●	Fastness tests: We conduct tests on our samples to assess the fastness to rub and wet resistance using rub resistance tester, light fastness tester, aging tester and slide angle tester.

●	Durability tests: We conduct tests using the vibration tester, box crush tester and drop tester to assess the durability of our samples.

●	Color management: We deploy the spectro-densitometer to ensure color consistency and quality.

Incoming quality control

We conduct sample checks on raw materials to ensure that they meet our quality requirements. If we consider that the quality does not meet our requirements and standards, we will generally return it to our suppliers for replacement or refund. As of the date hereof, we did not have any material claims against our suppliers due to defective quality of raw materials or semi-finished products.

Work-in-progress quality control

To minimize the risk of defective products, we conduct inspections on the first product in each and every stage. If any quality defect is identified during the production process, we will immediately pause production and rectify the defect before resuming production. In the event any semi-finished product does not conform to our quality controls, we will either re-process them or dispose of the entire batch of unqualified products and re-print the entire order.

Outgoing quality control

We conduct a variety of tests on our samples based on their intended usage and materials. For instance, we conduct basic weight test, strength testing utilizing the burst tester and crush tester to inspect our products.

Product Return and Warranty

We generally do not offer any warranty for our products. We consider this approach to be consistent with market practice as our products will be used for, among others, packaging purposes by our customers and trading companies would deliver the finished products together with the packaging to their downstream customers.

Generally, we will accept return or replacement where the products are damaged. In such an event, we will arrange for new products to be delivered to our customers at such quantities and pricing to be negotiated on a case-by-case basis. As of the date hereof, we did not record any significant write-off or provision in connection with product returns or replacements.

Inventory Control and Management

We actively monitor our inventories for our products, comprising mainly raw materials, work-in-progress and finished goods. For our major raw materials, we typically formulate procurement plan and budget based on scheduled production plans to avoid accumulation of excessive inventories. We maintain inventory levels of raw materials, work-in-process and finished products primarily based on our production plans and purchase orders or upon customers’ requests.

Procurement policy

Our procurement department is responsible for the preparation of procurement plans, which specify the type and quantity of raw materials required for the production of our products.

Our inventory procurement policy includes a combination of (i) back-to-back procurement based on purchase orders confirmed by our customers and (ii) buffer procurement based on our internal estimations as to, among others, the general market trends, existing inventory levels, product demands based on customers’ demand forecasts and procurement lead time. We procure raw materials once a signed purchase order had been received based on the estimated actual use taking into account of order volume and potential wastage and defects. In the case of buffer procurement based on our internal forecasts, we procure inventory based on the estimated product demand from our customers.

We review and assess our inventory from time to time based on direct customer feedback and market information collected through communication and interaction with our suppliers. We will place procurement orders from time to time to replenish raw materials and to maintain our inventory level. Our procurement orders to our suppliers typically set out the product details, quantity, payment terms and delivery arrangement.

Inventory management

We strive to maintain an optimal inventory level and our inventory management objective is to ensure we maintain stock inventory sufficient to support our business operations at all times without unnecessary excessive inventory levels. Generally, we seek to maintain an adequate inventory for the paper consumption of approximately 2 months.

We monitor our inventory level in accordance with our inventory control policies and prevalent price trend. We also make provisions for the obsolete and slow-moving inventories in accordance with our accounting policy. To effectively monitor our inventory level and minimize obsolete inventory, we have implemented the following measures:

●	Authorization and verification: All procurements must be approved by our procurement manager and all incoming inventories must be verified against purchase orders before acceptance.

●	Inventory management system: We have implemented an inventory management system to monitor the inventory levels of our raw materials, work-in-progress and finished goods as well as to ensure the accuracy and completeness of stock-in and stock-out record.

Delivery and Logistics

We are usually responsible for delivery of products to our customers. Products are usually delivered to our customers at their designated location (i) our in-house logistics team, (ii) external logistics services providers engaged by our Group or (iii) other logistics forwarders engaged by our customers to collect our products at our warehouses. Costs for delivering our finished products are borne by us and are included in our selling price. Title, risk and reward of our products are passed to our customers upon acceptance by them or their designated logistics forwarders.

Packaging Products and Supply Chain Management Solution

Our packaging products supply chain management solution target customers not only locally, but also those distant from our factories. Specifically, the supply chain management solution comprises of brand packing design and engineering, production technical consultancy, packaging testing, print version management, packaging pricing management, supply localization, order and production site allocation, delivery and warehousing arrangement, print quality control, sustainability management, and corporate social responsibility management, among others. Supply localization and local warehousing arrangement specifically help brand customers to produce and ship the packaging locally by the local supply chain, which will ensure less disruption in case of limited movement of people and goods especially facing the container shortage issue under the pandemic.

For example, in our creative graphic design solution center, we create graphic design proposals according to the brand image, target audience and market positioning of the products from vintage to trendy style. Our designers would define the needs and interact with the customers throughout the design process. Each design project is treated with its unique individuality and creative commitment to bring the best possible design concept via 3D drawing and 3D printing to expedite the entire development period.

In packaging structural design and engineering center, the main function of our in-house engineering team is to create balance between the appearance and the functionality of a product. Our engineering team works together with our designers during the packaging design process to provide the material specifications and 3D modeling and advise the production knowledge to our designers and customers.

Research and Development

We have been undertaking research and development activities on structural and product design as well as production technology to maintain our competitiveness. Our market-driven research and development efforts focus on the design and production technologies applied to our products with a view to increase our customers’ operational efficiency. We have established a dedicated research and development department comprising 63 staff members as of June 30, 2023. Our research and development facilitated the successful development and invention which were subsequently registered as patents. As of the date hereof, we had registered 48 patents.

In recognition of our strong technology and production development capability, our key operating subsidiary, Millennium Shenzhen, has been accredited as High-tech enterprise from November 2016 to November 2019 and from December 2020 to December 2023, which entitles us to a preferential tax rate of 15%, subject to the review and approval by the tax authorities every three years. In order for us to continue to be qualified as a High-tech enterprise and be entitled to the 15% preferential tax rate, our annual research and development expenditure must not be less than 3% of our total revenue in a year according to the relevant laws and regulations.

Between October 2017 and June 2022, we have received subsidies (the “subsidies”) granted by Science and Technology Innovation Committee of Shenzhen Municipality and Science and Technology Innovation Committee of Bao’an District Shenzhen Municipality.

Marketing and Sales

Our customers may provide a demand forecast setting out brief details of the estimated orders with us for the forthcoming months. These customers forecasts are not legally binding and the actual terms of sales may vary. The final terms of sales will be confirmed by way of return of a signed purchase order, which is sent to our customers upon receipt of quotations requests.

As of the date hereof, we have not experienced any material complaints from our customers or material disputes with our customers which had materially and adversely affected our business nor did our Group make any material compensation to our customers.

As of the date hereof, we secured new businesses referrals from our customers, site visit by our potential customers and participations in trade fairs and exhibitions, details of which are set out as follows:

●	Referrals from our existing customers: We attract new customers through referrals from our existing customers. We receive invitations or referrals from our existing customers for quotations from time to time.

●	Site visit by our potential customers: From time to time, we may have potential customers visiting our production sites to understand our production scale and production quality.

●	Participation’s in trade fairs and exhibitions: We participate in industry seminars, trade fairs and other industry related trade exhibitions in the PRC to reach out to potential customers.

We had a sales and marketing team comprising 51 members as of June 30, 2023, who are mainly responsible for sales and marketing activities, customers liaison and management for the promotion of our business. As the team works closely with our customers, if there is any complaint or specific demand from our customers, our sales and marketing team will communicate with the relevant customers to understand and remedy the issue.

Customers

For the year ended June 30, 2023, one customer accounted for 13.9% of our total revenues. For the year ended June 30, 2022, one customer accounted for 12.5% of our total revenues. No customer accounted for more than 10% of our revenue for the year ended June 30, 2021.

As of June 30, 2023, two customer accounted for 12.5% and 11.4% of the total balance of accounts receivable. As of June 30, 2022, two customers accounted for 19.7% and 14.4% of the total balance of accounts receivable.

Suppliers

For the year ended June 30, 2023, three vendors accounted for 21.5%, 10.1% and 9.0% of our total purchases. For the year ended June 30, 2022, three vendors accounted for 18.3%, 14.9% and 10.8% of our total purchases. For the year ended June 30, 2021, three vendors accounted for 18.9%, 14.9% and 12.6% of our total purchases.

As of June 30, 2023, one vendor accounted for 12.9% of the total balance of accounts payable. As of June 30, 2022, one vendor accounted for 14.3% of the total balance of accounts payable.

Intellectual property

(i)	Patents

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2016 2 0004930.9	A protective display stand	January 6, 2016	January 5, 2026	Millennium Shenzhen	China
ZL 2016 2 0003262.8	A packing for tablet box	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003257.7	A dust removal system for printing equipment	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003260.9	A universal paper rack	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003263.2	A UV dryer	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003255.8	A filter water tank for a printing wetting system	July 5, 2016	July 4, 2026	Millennium Shenzhen	China
ZL 2013 1 0243906.1	Folding method of square box	June 4, 2013	June 3, 2033	Millennium Shenzhen	China
ZL 2017 2 1631697.8	The internal card supports the components and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1631725.6	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2017 2 1631945.9	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1632222.0	Strengthened step card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1632482.8	Buckle structure and inter card packing	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1634187.6	Portable display stand	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1659503.5	Mobile phone protection cover and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1659573.0	Mobile phone accessories pack box and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1660908.0	Mobile phone packaging components and mobile phone sets	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2018 2 0754389.2	Film machine	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 1 0478943 3	Standard methods of printing computerization, devices, terminals and computer-readable storage media	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2018 2 0760305.6	Crossing Bridge and automatic	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 2 0751959.2	Printer manufacturing line	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 2 0769753.2	Equipment cabinet door panel and equipment cabinet	May 22, 2018	May 21, 2028	Millennium Shenzhen	China
ZL 2018 2 0760292.2	Automatic cleaning unit and Ke Shi press	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 3 0502593.0	Packing box	September 7, 2018	September 6, 2028	Millennium Shenzhen	China
ZL 2016 1 0950796.6	Ink automatic coding equipment and its processing process	January 30, 2016	January 29, 2036	Millennium Shenzhen	China
ZL 2017 1 0138966.5	A paper placement and cutting device for an offset press	March 9, 2017	March 8, 2037	Millennium Shenzhen	China
ZL 2016 1 1165201.2	Paper cutting device for a printing press	December 16, 2016	December 15, 2036	Millennium Shenzhen	China
ZL 2015 1 0213613.8	A carton packaging anti-wrinkle treatment	April 30, 2015	April 29, 2035	Millennium Shenzhen	China
ZL 2016 1 0189602.5	A composition coated with thin sheets of printed paper	March 30, 2016	March 29, 2036	Millennium Shenzhen	China
ZL 2019 2 1201522.2	A tea packaging structure	July 26, 2019	July 25, 2029	Millennium Shenzhen	China
ZL 2019 2 1209522.7	A Chamfering machine	July 26, 2019	July 25, 2029	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2019 2 1209521.2	A takeaway packed meal box packaging structure	July 26, 2019	July 25, 2029	Millennium Shenzhen	China
ZL 2019 2 1914727.5	An automatic sticky box machine folding calibration device	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1928268.6	A chamfering machine attached to the window	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1919138.6	A paper feed mechanism device of a coating machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1930933.5	Humidification device of local glazing machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2018 1 0479252.5	An economic printing method	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2021 2 0131701.4	Display box	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL 2021 2 0101907.2	Box and inner lining	January 14, 2021	January 13, 2031	Millennium Shenzhen	China
ZL202122170216.0	A device for thermal paper with two-way slider	September 08，2021	September 07，2031	Millennium Shenzhen	China
ZL202122169587.7	A device for thermal paper and printer	September 08，2021	September 07，2031	Millennium Shenzhen	China
ZL202122011501.8	A novel wine packaging box	August 23，2021	August 22，2031	Millennium Shenzhen	China
ZL202120132334.X	A display box	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL202120124237.6	A packaging box for electronic product	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL202122024026.8	A novel packaging box	August 25，2021	August 24，2031	Millennium Shenzhen	China
ZL202122237527.4	An unloading device for printing equipment	September 14，2021	September 13，2031	Millennium Shenzhen	China
ZL202123040777.5	A conveyor with paper pressing mechanism	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL202123031768.X	An automatic visual inspection device	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL202123030944.8	An automatic gluing equipment	December 03, 2021	December 02, 2031	Millennium Shenzhen	China

(ii)	Trademarks

Trademark Number	Registration Date	Expiration Date	Trademark	Place of Registration
305165406	January 9, 2020	January 8, 2030		Hong Kong
28825202	March 14, 2019	March 13, 2029		China
40202814	July 21, 2020	July 20, 2030		China
40194578	July 21, 2020	July 20, 2030		China
40185534	July 21, 2020	July 20, 2030		China
40193106	July 21, 2020	July 20, 2030		China
28867971	February 28, 2019	February 27, 2029		China
28856662	March 7, 2019	March 6, 2029		China
56068282	December 21, 2021	December 20, 2031		China
56078945	December 21, 2021	December 20, 2031		China
56085082	December 21, 2021	December 20, 2031		China
305619880	May 10，2021	May 09，2031		Hong Kong
305603823	April 23，2021	April 22，2031		Hong Kong
53374007	August 28，2021	August 27，2031		China
53374024	August 28，2021	August 27，2031		China
53374042	August 28，2021	August 27，2031		China
53360298	August 28，2021	August 27，2031		China

53360769	August 28，2021	August 27，2031	China
53377066	August 28，2021	August 27，2031	China
53368961	August 28，2021	August 27，2031	China
53368968	August 28，2021	August 27，2031	China
53364917	August 28，2021	August 27，2031	China
50719868	August 28，2021	August 27，2031	China
50722594	August 21，2021	August 20，2031	China
50717213	August 28，2021	August 27，2031	China
50739494	June 28，2021	June 27，2031	China
50722685	June 21，2021	June 20，2031	China
50707855	June 21，2021	June 20，2031	China
50707861	June 21，2021	June 20，2031	China
50732630	July 21，2021	July 20，2031	China
50732633	June 21，2021	June 20，2031	China
50732065	June 28，2021	June 27，2031	China
50732072	June 28，2021	June 27，2031	China
50739452	July 21，2021	July 20，2031	China
50717233	June 28，2021	June 27，2031	China
50719947	July 07，2021	July 06，2031	China
50722645	June 21，2021	June 20，2031	China
50728805	June 21，2021	June 20，2031	China
53385807	November 14，2021	November 13，2031	China
53374177	August 28，2021	August 27，2031	China
53385798	November 28，2021	November 27，2031	China

(iii)	Copyright

Number	Copyright Number	Issue Country
1	2019SR0662505	China
2	2019SR0662498	China
3	2019SR0663010	China
4	2019SR0663939	China
5	2019SR0663943	China
6	2019SR0661502	China
7	2019SR0661446	China
8	2019SR0663324	China
9	2019SR0661460	China
10	2016SR0662874	China

(iv)	Domain names

No.	Domain	Registered owner	Validity period
1	mpintl.com.hk	Millennium Shenzhen	February 22, 2024
2	millennium-gp.com	Millennium HK	May 28, 2024
3	mpgglobal.com.hk	Millennium Packaging	March 13, 2024
4	mpg.com.hk	Millennium Packaging	March 29, 2025
5	mpintl.cn	Millennium Shenzhen	December 30, 2023

Regulation

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of Hong Kong, PRC, Vietnam and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal laws, judicial interpretations, rules and regulations relevant to our business and operations in Hong Kong, PRC and Vietnam.

Hong Kong Laws and Regulations

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”)

As we carry on businesses in Hong Kong, we are subject to the BRO, which requires every person (a company or an individual) carrying on a business in Hong Kong to register with the Inland Revenue Department and obtain a business registration certificate within one month of the commencement of the business. Business registration is a process based on application and does not involve government approval. Once the requisite criteria are met, a business registration certificate will be granted. Business registration serves to notify the Inland Revenue Department of the establishment of a business in Hong Kong and facilitate the collection of tax from businesses in Hong Kong.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”)

As we employed employees in our office in Hong Kong, we are hence subject to the provisions under the MPFSO. Section 7 of the MPFSO requires every employer of a relevant employee to take all practicable steps to ensure that the employee becomes a member of a registered scheme within the permitted period after the relevant time. Section 7A of the MPFSO requires an employer who is employing a relevant employee to, for each contribution period occurring after that commencement (i) from the employer’s own funds, contribute to the relevant registered scheme the amount determined in accordance with MPFSO; and (ii) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with MPFSO.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”)

As we have employees working in our office in Hong Kong, we are subject to the provisions under OSHO. The OSHO provides for protection of employees’ safety and health in workplaces. According to section 6(1) of the OSHO, employers must as far as reasonably practicably ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in a workplace is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”)

As we have employees working in our office in Hong Kong, we are subject to the provisions under the ECO. The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and sets out, among others, the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment.

Under the ECO, if an employee sustains injuries or dies as a result of an accident arising out of and in the course of employment, the employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred.

Pursuant to section 40 of the ECO, all employers are required to take out insurance policies to cover their liabilities for injuries at work in respect of all their employees. An employer who fails to comply with the abovementioned is liable on conviction upon indictment to a fine at level 6 and to imprisonment for two years.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”)

As we carry on our business through our production sites in the PRC and trading companies in Hong Kong, the provisions relating to transfer pricing for intra-group transactions in the IRO apply to us. The IRO contains provisions which require the adoption of the arm’s length principle for pricing in related party transactions.

Section 20A of the IRO gives the Inland Revenue Department (the “IRD”) wide powers to collect tax due from non-residents. The IRD may also make transfer pricing adjustments by disallowing expenses incurred by the Hong Kong resident under sections 16(1), 17(1)(b) and 17(1)(c) of the IRO and challenging the entire arrangement under general anti-avoidance provisions, such as sections 61 and 61A of the IRO.

In December 2009, the IRD released Departmental Interpretation and Practice Notes No. 46 (“DIPN 46”). DIPN 46 provides clarifications and guidance on the IRD’s views on transfer pricing and how it intends to apply the existing provisions of the IRO to establish whether related parties are transacting at arm’s length prices. Generally, the IRD would seek to apply the principles in the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by Organization for Economic Cooperation and Development, except where they are incompatible with the express provisions of the IRO.

In July 2018, the Inland Revenue (Amendment) No. 6 Ordinance 2018 was enacted to introduce a legislative framework to govern how the pricing for the supply of goods and services between associated parties should be determined and implemented. Codified international transfer pricing principles include, amongst others, the arm’s length principle for provision between associated persons, the separate enterprises principle for attributing income or loss of non-Hong Kong resident persons, and the three-tier transfer pricing documentation requirements relating to master file, local file and country-by-country report.

PRC Laws and Regulations

Regulations Related to Printing Industry

According to the Printing Regulations, enterprises applying to engage in the business of printing of packaging materials and other printed matter shall present their business license to submit an application to the relevant department and be issued with a printing business permit upon examination and approval of the application.

Pursuant to the Interim Provisions on the Qualifications of Printing Operations, which was promulgated on 9 November 2001 and amended on 28 August 2015 and 11 December 2017, enterprises undertaking decoration and packaging printing shall have the enterprise’s title and articles of association, a specific business scope, and operation place(s) suitable for operation of printing business, etc. Pursuant to the Provisions on the Administration of Undertaking of Presswork Printing, promulgated by General Administration of Press and Publication and Ministry of Public Security on 18 July 2003, a printing operator shall establish and perfect the management rules, such as the rule of printing verification, of printing registration, of presswork keeping, of presswork delivery, and of destroying of the inferior products generated in printing activities.

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue, which was promulgated jointly by MOFCOM and the NDRC on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On July 23, 2020, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists.

Pursuant to the Negative List (Edition 2021), any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The Negative List (Edition 2021) further provides that where a domestic enterprise engaged in the business in the prohibited category seeks to issue and list its shares overseas, it shall complete the examination process and obtain approval of the relevant competent authorities of the State Council.

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement 2016 No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The form of organization, organizational structures and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On July 23, 2020, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists. See “Regulations — Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.”

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment before the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Our PRC subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Information Security and Privacy Protection

Internet information in China is regulated and restricted from a national security standpoint. The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. The National People’s Congress, or the NPC, promulgated the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The ICP Measures, promulgated by the State Council requires internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security, or the MPS, promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunication’s regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the PRC Criminal Law, issued by the SCNPC on August 29, 2015 and became effective on November 1, 2015, any internet service provider that fails to fulfil its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Moreover, pursuant to the PRC Criminal Law lastly amended in November 2017, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. PRC law does not prohibit internet product and service provision operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibits an internet product and service provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party.

The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT on December 29, 2011 and became effective on March 15, 2012, stipulates that internet product and service provision operators must not, without user consent, collect user personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet product and service provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, product and service and purpose of the collection and processing of such user personal information. In addition, an internet product and service provision operator may only use such user personal information for the stated purposes under the internet product and service provision operator’s scope of service. Internet product and service provision operators are also required to ensure the proper security of user personal information, and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet product and service provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet product and service provision operator wish to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet product and service provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet product and service provision operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet product and service provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

The PRC Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the PRC Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified Apps.

On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which will take effect on September 1, 2021. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal or obtain data by other illegal methods. On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Daft for Comments). According to Article 6 of the Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with these Measures.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee on July 5, 1994 and most recently amended on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties. In March 1999, the National People’s Congress, or the NPC, passed the PRC Contract Law, of which Chapter 13 governs lease contracts. On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China which took effect on January 1, 2021, and replaced the PRC Contract Law. According to the Civil Code of the People’s Republic of China, subject to the consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

Pursuant to the Opinion on Rectifying and Regulating the Order of the Residential Rental Market, or the Opinion, which was jointly promulgated by Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, State Administration for Market Regulation, China Banking and Insurance Regulatory Commission, Cyberspace Administration on December 13, 2019 and came into effect on the same day, an entity engaging in real estate brokerage business should include “real estate brokerage” in the business scope of its business license, while an entity engaging in house leasing business should include “house leasing” in the business scope of its business license. The Opinion also requires the real estate brokerage companies, and the house leasing companies to file the leasing agreements online, use the template of the leasing agreement prepared by the local governmental authorities, prepare the instructions for use of the house and inform the lessee how to use the house. In addition, the Opinion also requires that the amount of payment that a house leasing company receives through rent financing shall not exceed 30% of the rental income of such company, and all the house leasing companies shall rectify such ratio by the end of 2022. Since the Opinion is relatively new, the interpretation and enforcement of the Opinion involve uncertainties.

Regulations on Labor Protection

The principal laws that govern employment include: (i) the Labor Law of the PRC, or the Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day.

According to the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law and its implementation rules regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it must compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance can be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance can be charged.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permission of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations Related to Environmental Protection

According to the Environmental Protection Law of the PRC, which was promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014 and became effective on January 1, 2015, enterprises, public institutions and other producers and business operators that discharge pollutants shall take measures to prevent and control the environmental pollution and harm caused by waste gas, waste water, waste residues, medical waste, dust, malodorous gas, radioactive substances, noise, vibration, optical radiation and electromagnetic radiation and others generated during production, construction or other activities. Enterprises and public institutions that discharge pollutants shall each establish an environmental protection responsibility system and specify the responsibilities of the persons in charge and relevant personnel thereof. Facilities for the prevention and control of pollution in a construction project shall be designed, built and put into use together with the principal part of the project. The preparation of relevant development and utilization plans and the construction of the projects having an impact on the environment shall be subject to environmental impact assessment in accordance with the law.

According to the Environmental Impact Assessment Law of the PRC, which was promulgated by the SCNPC on October 28, 2002 and amended on July 2, 2016 and December 29, 2018, and the Catalogue for the Classified Administration of Environmental Impact Assessment of Construction Projects (2021 Edition), which was promulgated by the former Ministry of Ecology and Environment on November 30, 2020 and became effected on January 1, 2011, the state classifies the management over the assessment of the environmental impacts of construction projects according to the seriousness of the impacts. Depending on the classification of environment impacts, a comprehensive assessment report or analysis or specific assessment report of environment impacts of construction projects would be required.

According to the Rules on the Administration concerning Environmental Protection of Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, and the Interim Measures concerning the Environmental Protection Acceptance Check on Construction Projects promulgated by the former Ministry of Environmental Protection on November 20, 2017, the complementary environmental protection facilities must be designed, constructed and become operational at the same time as the main parts of the project. If a construction project is subjected to file the environmental impact report or the environmental impact statement, the project owner shall, after the completion of the construction project, make an environmental acceptance check of the project, prepare the environmental acceptance report and disclose such report to the public in accordance with relevant laws. The construction project may not be put into production or use until the constructed supporting environmental protection facilities are completed and have passed the acceptance check.

According to the Regulations on the Management of Pollutant Discharge Licensing, promulgated by the former Ministry of Environmental Protection on January 10, 2018 and amended on August 22, 2019, enterprises, public institutions and other producers and business operators that are subject to administration by pollution discharge licensing shall apply for and obtain the pollutant discharge permit in accordance with this regulations, and shall not discharge pollutants without the pollutant discharge permit. Enterprises, public institutions and other producers and business operators that have a smaller volume of pollutants generated and discharged and a smaller impact on the environment shall fill out the pollutant discharge registration form and do not need to apply for the pollutant discharge permit. The list of enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall be formulated and promulgated by the competent department of ecological environment of the State Council. Enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall fill out their respective basic information, pollutant discharge destinations, pollutant discharge standards implemented, pollution prevention and control measures adopted, etc. on the national information platform for pollutant discharge permit administration; and, in the event of any change in such information, the changes shall be filled out within 20 days from the date of change. Pursuant to the Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2019 Edition), which was promulgated by the Ministry of Ecology and Environment on December 20, 2019, the pollutant discharge management is classified into three degrees, the key focused management, the simplified management, and the registration management.

In addition, specific environmental protection laws and regulations must be observed in the production and operation process. For instance, the Law of the PRC on the Prevention and Control of Air Pollution, the Law of the PRC on the Prevention and Control of Environmental Pollution caused by Solid Waste of the PRC on the Prevention and Control of Water Pollution Law of the PRC on Prevention and Control of Environmental Noise Pollution and the Law of the PRC on the Environmental Protection Tax.

Regulations in relation to Fire Protection

According to the Fire Prevention Law of the PRC which was promulgated by the SCNPC on April 29, 1998 and last amended on April 29, 2021, the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards of project construction. For construction projects that require fire protection design in accordance with national engineering construction fire protection technical standards, a construction project fire protection design review and acceptance system shall be implemented. When the construction project which should apply for fire control acceptance according to the stipulations of housing and urban-rural construction department of the State Council is completed, the construction unit shall apply to the housing and urban-rural construction department for fire control acceptance. Where the housing and urban-rural development authority under the State Council requires that an application for fire prevention final inspection of an as-built construction project should be filed, the constructing party shall file such an application to the housing and urban-rural development authority. For a construction project other than one specified in the foregoing, the constructing party shall report to the housing and urban-rural development authority after final inspection for record, and the housing and urban-rural development authority shall conduct spot checks.

Regulations in relation to Land Use Rights of Real Estate Property

According to the Civil Code of the PRC, properties referred to in this law include real estate property and personal property. The creation, alteration, transfer or termination of the property right of real estate property shall be subject to registration in accordance with the law. The certificate of ownership of real estate property shall be the evidence for the rights holder’s ownership of real estate. Construction land use rights may be created through assignment or allocation, as well as other means. Where construction land use rights are created through invitation to tender, auction, agreement, or other means, the parties concerned shall enter into a written contract regarding the assignment of such rights. In order to establish construction land use rights, registration shall be completed with the registrar. A holder of construction land use rights shall reasonably use the land and may not alter the purpose of land use.

Pursuant to the Land Administration Law of the PRC, the land of the PRC is subject to the socialist public ownership, namely, ownership by the whole people or collective ownership of the working people. The State shall prepare an overall land utilization plan to specify land use, classifying land into agricultural land, construction land, or unused land. Any entity or individual must use land in strict accordance with the purposes of land use as specified in the overall land utilization plan. Construction entities utilizing state-owned land shall generally obtain said land by means of compensation such as assignment. When using state-owned land, construction institutions shall do so according to the stipulations of the land use right assignment contract or according to the provisions of the approval documents relevant to the allocation of land use rights.

Regulations in relation to Import and Export goods

According to the Regulation of the PRC on the Administration of the Import and Export of Goods, which was promulgated by the State Council on December 10, 2001 and became effective on January 1, 2002, the state adopts a unified control system over the import and export of goods. The Customs Law of the PRC, or the Customs Law was promulgated on January 22, 1987 and latest amended on April 29, 2021 by the SCNPC. According to the Customs Law, imported goods shall be subject to customs supervision from entry to the end of customs procedures, export goods from the declaration to the customs to exit, transit and transshipment of goods from entry to exit. Unless otherwise stipulated, the consignee and consignor of import and export goods can handle the customs declaration and tax payment procedures by themselves, or the consignor and consignor of import and export goods can entrust a customs declaration enterprise approved by the customs to handle the customs declaration and tax payment procedures. Owners of inbound and outbound articles can go through customs declaration and taxation procedures by themselves or entrust others to go through customs declaration and taxation procedures.

Pursuant to the Foreign Trade Law of the PRC, or the Foreign Trade Law, which was promulgated on 12 May 1994 and became effective on 1 July 1994, and was last amended on 7 November 2016, a foreign trade operator engaged in import and export of goods or technologies shall make registration for record with the department in charge of foreign trade under the State Council or institutions entrusted by it; but those that are exempted from registration for record by laws, administrative rules and rules of the department in charge of foreign trade under the State Council shall be excluded.

According to the Rules for the Administration of the Entry-exit Inspection and Quarantine Declaration Enterprises which was promulgated by State Administration of Quality Supervision, Inspection & Quarantine on 15 February 2015 and amended on 28 April 2018 and 29 May 2018, the Customs of the PRC shall be responsible for administration of the nationwide entry-exit inspection and quarantine declaration enterprises, which includes the self-service declaration enterprises and agency declaration enterprises. Declaration enterprises shall complete the record-filing procedure when they engage in the declaration.

Regulations in relation to Work safety, Product Quality

According to the Production Safety Law of the PRC or the Production Safety Law, which was promulgated by the SCNPC on June 29, 2002 and last amended on June 10, 2021, the production and business operation entities shall establish corresponding mechanisms to strengthen the supervision and assessment of the implementation of the system of responsibility for production safety so as to ensure the implementation of the system of responsibility for production safety. Production and business operation entities shall offer education and training programs regarding production safety to the employees and ensure that the employees have necessary safety production knowledge. At the same time, the production and business operation entities must provide the employees with labor protection articles conforming to the national or industrial standards, supervise and educate the employees to wear and use them according to the rules of use. If the principal person-in-charge of a production and business operation entity fails to perform the duties and responsibilities of the administration of production safety as provided for in the Production Safety Law, thus causing production safety accidents, he shall be fined; if the case constitutes a crime, he shall be investigated for criminal responsibility in accordance with the relevant provisions of the Criminal Law of the PRC.

The principal law governing product quality is the Product Quality Law of the PRC, or the Product Quality Law, which was promulgated on 22 February 1993 and last amended on 29 December 2018. Pursuant to the Product Quality Law, the producer shall assume the following responsibilities: (i) be responsible for product quality; (ii) do not produce prohibited products; (iii) the origin of the product shall not be falsified. The factory names, addresses and authentication marks of other producers shall not be forged or falsely used; (iv) production shall not be adulterated; adulterated or fake products shall not be passed off as genuine, and substandard products shall not be passed off as qualified products; and (v) to ensure that fragile, flammable, explosive, toxic, corrosive or radioactive products and other products with special requirements cannot be turned upside down during storage and transportation; the packaging must meet the corresponding requirements, with warning marks or warning instructions in Chinese, or indicate the treatment method. The state carries out random inspection on product quality. Where the quality of a product is substandard, the producer or seller shall be ordered to make corrections within a time limit. Failure to make corrections within the time limit shall be announced by the market supervision and administration department at or above the provincial level. If the products are still unqualified after re-examination and announcement, the producer or seller shall be ordered to stop business; if the product quality is still not up to standard after the period of rectification expires, its business license shall be revoked.

Regulations on Processing with Imported Materials

Under the Measures of the Customs of the PRC for the Supervision of Processing Trade Goods promulgated on 12 March 2014 and last amended on December 23, 2020, processing trades refer to business activities wherein the operating enterprise imports all or part of the raw or auxiliary materials, parts and components, component parts and packaging materials, and re-exports the finished products after processing or assembling, including both the processing of supplied materials and the processing of imported materials. Processing with imported materials refers to the business activities wherein the operating enterprise imports materials by paying in foreign exchange and exports the finished products on its own. An operating enterprise shall go through the filing procedures for processing trade goods with the competent customs authority at the place where the processing enterprise is located. The processing trade contracts should be submitted to the competent customs for the record. Additionally, a subcontracting arrangement entered into between the processing plant and an independent third-party shall be filed with the local administrative customs within three days and any re-subcontracting is prohibited.

Regulations Relating to Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

On May 24, 2013, the MOFCOM and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the MOFCOM and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019. The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1,2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although Millennium Shenzhen is currently wholly owned by Millennium HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source or SAT Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax agencies to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Relating to Intellectual Property

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patent Law

According to the Patent Law of the PRC which was promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, there are three types of patents in the PRC, including invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patent holder shall pay compensation to the patent holder. In addition, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the State Intellectual Property Office for confidentiality examination.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years upon request provided relevant application procedures have been completed within twelve months before the end of the validity period. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 5 million.

As of the date hereof, we have 13 trademarks granted in China.

Copyright Law

The newly amended Copyright Law or the Copyright Law, consists of 67 articles in six chapters, and shall come into force on 1 June 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Regulations on Domain names

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on November 5, 2004 and effective on December 20, 2004, and will be replaced by the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017, which has become effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate arbitration  procedure.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

In January 2017, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, or Circular 3, effective simultaneously. Circular 3 sets out various capital control measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include, without limitation, requiring banks to verify resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements relating to the outward remittance before conducting the outward remittance of profits above US$50,000, and making up for losses in previous years with profits pursuant to the law before it is allowed to remit the profits overseas.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations on Dividend Distributions

Under the company law, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Overseas Listings and M&A Rules

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. As the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. All approval procedures require the filing of a number of documents with the CSRC.

Our corporate structure and arrangements are not subject to the M&A Rules, and the CSRC’s approval may not be required for the listing and trading of our ordinary shares on the Nasdaq in our future offerings. However, there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules, and our PRC legal counsel cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the offering. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for any future offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for those offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from the offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt the offerings before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offerings, we may be unable to obtain a waiver of such approval requirements.

The M&A Rules and other regulations and rules concerning mergers and acquisitions also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011, and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011, and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Vietnamese Laws and Regulations

This section sets forth a summary of the most significant laws and regulations that affect our contemplated business in Vietnam. Information contained in this section should not be construed as a comprehensive summary of laws and regulations applicable to us.

Laws Relating to Foreign Investment

The principal statutes currently governing the incorporation and operation of a foreign owned enterprise in Vietnam are (i) Law No. 61/2020/QH14 on Investment (“LOI 2020”); and (ii) Law No. 59/2020/QH14 on Enterprises (“LOE 2020”) coming into effect from 1 January 2021 and replacing Law No. 67/2014/QH13 on Investment and Law No. 68/2014/QH13 on Enterprises, respectively.

A foreign investor may invest under LOI 2020 and LOE 2020 by way of (i) setting up a new company; (ii) contributing capital to or buying shares in an existing company; or (iii) through business cooperation contract (BCC) with domestic investors. The following licensing procedures are applicable: (i) obtaining capital acquisition approval; (ii) obtaining/amending an enterprise registration certificate; and/or (iii) obtaining/amending an investment registration certificate.

During the operation term, any changes to the contents of the investment registration certificate or enterprise registration certificate of the enterprise must be registered with the licensing authorities. The amended certificate(s) will be issued accordingly.

Laws Relating to Land and Real Properties

The principal statute currently governing the land and real properties on the land is Law No. 45/2013/QH13 on Land coming into effect from 1 July 2014 (as amended by Law No. 35/2018/QH14 coming into effect from 1 January 2019).

Private ownership of land is not permitted in Vietnam and the people hold all ownership rights with the State as the administrator. However, the laws of Vietnam allow ownership of a right to use land, which is determined by reference to the category of land use purposes and the type of land user. This right is called land use right. Land users are issued with land use right certificates.

A foreign-owned enterprise may obtain land use rights by way of, among others, leasing from certain permitted lessors such as the State or an industrial zone developer.

An owner of a real property (including residential house and other properties attached to land) may register his ownership of the real property.

Laws Relating to Environmental Protection

The statute currently governing the environment protection is Law No. 55/2014/QH13 on Environment Protection coming into effect from 1 January 2015 (as amended by Law No. 35/2018/QH14 coming into effect from 01 January 2019, Law No. 39/2019/QH14 coming into effect from 01 January 2020 and Law No. 61/2020/QH14 coming into effect from January 1, 2021).

Environmental Impact Assessment Report/Environmental Protection Plan

An enterprise’s operation may be subject to (i) an “environmental impact assessment report” or (ii) an “environmental protection plan” subject to its investment project.

The environmental impact assessment report/environmental protection plan (if so required in certain cases as regulated by laws) shall be made/approved/certified by the authorities respectively before commencement of the investment project.

Any changes to, among others, the scale and scope of operations under the approved environmental impact assessment report or environmental protection plan shall be reported in writing to the authority or reflected in a new report/plan.

Waste management

Enterprises shall collect, classify, manage and treat waste derived from their operations.

Laws Relating to Employment

The principal statute currently governing the employment is Labor Code No. 45/2019/QH14 which has come into effect since January 1, 2021 and replacing Labor Code No. 10/2012/QH13.

Labor contract

Employment relationship is governed by the contractual agreement entered into between employer and employee. Labor contracts may take one of the following forms: (i) indefinite-term labor contract; (ii) definite-term labor contract the term of which must not exceed thirty-six (36) months from the effective date of the contract.

A labor contract shall have mandatory contents such as the particulars of employer, particulars of employees, details of job, employment term, wage/salary, working and resting time and social insurance.

The signed labor contract may be terminated under circumstances specified under the laws. In the event of unilateral termination, the terminating party shall comply with the procedures and conditions required by laws.

Labor safety and hygiene

Employers and employees are subject to various requirements on labor safety and hygiene at the workplace such as periodically testing machinery, equipment and materials with strict requirements on labor safety; securing personal protective facilities for employees; training classes on labor safety and hygiene; and periodic health checks.

Foreign employees

Foreigners who work in Vietnam are required to obtain a work permit or a confirmation from the local labor department that he/she is exempted from work permits. The term of a work permit shall not exceed two years. The term of a labor contract of a foreigner working in Vietnam must not exceed the term of the work permit.

Laws Relating to Taxation

Corporate Income Tax

Enterprises established under the laws of Vietnam are subject to corporate income tax.

The standard corporate income tax rate is 20%. However, preferential tax rates, tax exemptions or tax reductions may be available to eligible projects in certain industries (e.g. scientific research and technological development, construction investment and business of high-tech incubator, high-tech enterprise incubator) or locations (i.e. poor and remote areas) that are encouraged by the government.

Value added tax

Organizations and individuals who produce and trade in taxable goods and services in Vietnam or who import taxable goods and services from overseas are liable to pay value added tax.

Zero rate applies to goods and services such as exported goods and services and international transportation services.

Reduced rate of 5% applies to the supply of essential goods and services such as clean water, fertilizer production, medical equipment, various agricultural products and services, teaching tools and kids toys.

Standard rate of 10% applies to goods and services, except for those specifically named items which are subject to 0% or 5% tax rates.

Business license tax

Business license tax is payable by enterprises on an annual basis. The rate depends on the registered charter capital with a maximum amount currently set at VND3 million.

Foreign contractor tax

Foreign contractor tax applies to certain payments to foreign parties such as interest, service fees and leases. This comprises a combination of corporate income tax (or personal income tax) and value added tax at varying rates.

Laws Relating to Foreign Exchange Control

The legislation regulating the foreign exchange market in Vietnam is Ordinance No. 28/2005/PL-UBTVQH11 on Foreign Exchange Control which has come into effect since June 1, 2006 (as amended by Ordinance No. 06/2013/UBTVQH13 which has come into effect since 1 January 2014) and its guidance instruments (“Foreign Exchange Regulations”). A company incorporated under the laws of Vietnam is designated as a resident for exchange control purposes in Vietnam. This includes foreign owned enterprises.

Foreign currency payment

Foreign currency payments within the territory of Vietnam are strictly prohibited under the Foreign Exchange Regulations and are subject to the strict control of the State Bank of Vietnam. The law provides the following exceptions: (i) resident organizations may internally transfer capital in foreign currencies via bank transfer (as between an entity with legal status and a dependent accounting entity or vice versa); (ii) residents may contribute capital in foreign currencies in order to implement foreign investment projects in Vietnam; and/or (iii) residents are entitled to receive payments in foreign currencies made via bank transfers in accordance with import or export contracts.

Foreign currency conversion and remittance

A resident company incorporated under the laws of Vietnam is allowed to remit overseas foreign currency to meet its payment requirements for permitted transactions, subject to the selling bank’s verification. This includes (i) payments and remittance in relation to import and export of goods and services; (ii) short-term commercial credit loans and bank loans; (iii) payments and remittance in relation to revenues from direct and indirect investment; (iv) remittance in relation to a reduction and subsequent repayment of direct investment capital; (v) payments for principal and interest under foreign loans; (vi) unilateral transfer; and/or (vi) other payments and transfers as prescribed by the State bank of Vietnam.

Foreign currency bank account

A resident foreign owned enterprise shall open a direct investment capital account in foreign currency with an authorized bank in Vietnam for its direct investment in Vietnam for the following purposes: (i) receipt of charter capital contributions; (ii) disbursement outside Vietnam of capital, profit and other legal revenue of a foreign investor; and/or (iii) other revenue and disbursement transactions relating to direct foreign investment activities.

Repatriation of profit

There are no restrictions on the transfer abroad of the following so long as foreign investors have satisfied all financial obligations owed to the government of Vietnam: (i) invested capital and proceeds from liquidation of investments; (ii) income derived from business investment activities; and/or (iii) other money and assets lawfully owned by the investor. Foreign investors are not permitted to remit profits if the investee company has accumulated losses.

Laws Relating to Trading Activities

The principal statutes currently governing the trading activities are (1) Law No. 36/2005/QH11 on Commercial coming into effect from 01 January 2006 and (2) Decree No. 09/2018/ND-CP guiding trading and trading related activities of foreign owned companies coming into effect from January 15, 2018.

Business license

Foreign owned enterprises are required to obtain business licenses prior to implementation of retail activities in Vietnam. The business licenses may be issued for a term of maximum five years.

Outlet retail license

Enterprises shall obtain outlet retail licenses and/or business location registration certificates/ branch operation registration certificates prior to commencement of operations of their retail outlets. Generally, the validity period of an outlet retail license of retail outlet equals to the remaining duration of the investment registration certificate issued in relation to this retail outlet, or the duration as specified in documents regarding retail outlet location.

Laws Relating to Printing

The statutes currently governing the printing activity are (1) Law No. 19/2012/QH13 on Publication which has come into effect since 1 July 2013 (as amended by Law No. 35/2018/QH14 which has come into effect since 1 January 2019) and (2) Decree No. 60/2014/ND-CP on Printing Activities which has come into effect since 1 November 2014 (as amended by Decree No. 25/2018/ND-CP which has come into effect since 1 May 2018).

Organizations engaging in printing activities must, as the case may be (i) obtain a certificate of satisfaction of order and security; (ii) register the printing activities with the competent authorities; (iii) obtain a sub-license to print publications; and/or (iv) obtain a license to import printing equipment as prescribed under laws.

Laws Relating to Product Liability of Manufacturers and Traders

The legislation regulating the product liability of manufacturers and traders is Law No. 05/2007/QH12 on Product and Goods Quality coming into effect from 1 July 2008 (as amended by Law No. 35/2018/QH14 which has come into effect since January 1, 2019).

Enterprises engaging in manufacturing and/or trading products are required to (i) provide customers with accurate information on products; (ii) recover and remedy defective products; and (iii) compensate for loss due to defective products.

Laws Relating to Export and Import

The principal legislation currently governing the export and import are (1) Law No. 107/2016/QH13 on Export and Import Duties which has come into effect since September 1, 2016, and (2) Law No. 05/2017/QH14 on Foreign Trade Management which has come into effect since January 1, 2018.

In general, there is no restriction on (i) export of the products manufactured in Vietnam or (ii) import of the raw materials for manufacturing in Vietnam, provided that the products and raw materials do not fall into lists of goods prohibited from export and import respectively. Import/export tax rates may vary subject to the imported/exported goods. Certain goods may be exempted from import duties (e.g., imported machinery, equipment, raw materials, supplies, components, parts, spare parts serving money printing, imported goods serving environmental protection).

4.C. Organizational structure

The following diagram sets forth the structure of the Company as of the date hereof:

4.D. Property, plants and equipment

Properties and Facilities

We lease the properties below for our principal executive office and other operating offices.

We own the following properties:

	Address	Area
1	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	4,042 sq.m.
2	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	21,072 sq.m.
3	By the side of Yongda Highway, Maxi Village, Yonghu Town, Huiyang District	29,508 sq.m.

We lease the following properties:

	Address	Monthly Rent	Area
1	Building 3, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$44,173	12,716 sq.m.

2	Building 1, Xitu Industrial Park Dormitory, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$31,747	9,139 sq.m.

3	Building2, Canteen, Xitu Industrial Park, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$1,431	412 sq.m.

4	Building 1, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$41,315	11,893 sq.m.

5	Building 4, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$6,000	1,727 sq.m.

6	South side of Building 2, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$1,923	472 sq.m

7	South side of Building 3, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$7,964	1,953 sq.m

8	1st Floor, Building 4, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$19,656	4,820 sq.m

9	Building 5, Yihe Industrial Zone, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$8,533	2,092 sq.m

10	South side of Building 1, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$32,326	7,927 sq.m

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended June 30, 2023, 2022, and 2021 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Founded in 1978, we are a long-established paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate two production facilities in Guangdong Province of the PRC. We also operate a supply chain management business to service our global clients who source their packaging needs from Vietnam and other Association of Southeast Asian Nations (“ASEAN”) countries. We have also established offices in Hong Kong and Vietnam to service our customers outside the PRC.

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, who engaged in the sale of Corrugated Paper in Hong Kong and developed a vision to becoming a one-stop integrated services provider for paper related products. Since our inception, through the continued efforts of our founder, the second generation and third generation of the family, we have diversified our business segments beyond the sale of Corrugated Paper to production and sale of packaging products and corrugated products with deliveries to, among others, PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany. Throughout our years of dealings, we have developed and accumulated extensive industry experience and capabilities in relation to design and production of packaging products and corrugated products, packaging costing management, and print quality consistency control. We plan on further expanding our business in packaging products supply chain management solution to assist our global customers who source their supplies from regions in Southeast Asia.

We offer paper-based inner and outer packaging products which can be broadly categorized into packaging products and corrugated products.

We adopt a one-stop integrated services approach with an objective to cover the entire value chain for paper-based inner and outer packaging products and related components for our customers. We offer the Total Packaging Solutions to our customers and our integrated business processes include market research, research and development, packaging design and development, raw materials procurement, color management, product testing, quality control and delivery services as well as our core business of the production and sale of packaging products and corrugated products. We believe our one-stop integrated service approach offers a cost-effective and time efficient means for our customers to obtain tailor-made and comprehensive printing solutions and provides our customers with greater operational efficiency and flexibility. Our diverse offerings are intended to offer flexibility for our customers to combine different printing solutions with other value-added services to achieve their packaging objectives and needs. We believe we have created synergies among our different processes, such as collaboration between our product design and development and in-house product testing conducted at our laboratory at MP Production Site to enhance the quality of our packaging products and corrugated products.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

Our Group’s relationship with major customers

Our Group’s future growth and profitability are significantly dependent on our ability to maintain close and mutually beneficial relationships with existing customers and to expand our customer base. For the years ended June 30, 2023, 2022 and 2021, the total revenues from our five largest customers accounted for approximately 31.2%, 35.1% and 34.2% of our total revenues, respectively, and the total revenues from our largest customer accounted for approximately 13.9%, 12.5% and 9.7% of our total revenues, respectively. There is no assurance that our five largest customers will continue to be satisfied with our services and products, or will continue to be our customer and we may not be able to diversify our customer base or otherwise locate new customers to engage us at comparable rates and terms, or at all. Any material deteriorations in our relationships with any of our five largest customers may materially and adversely affect our business, results of operations and financial condition.

Fluctuations in the procurement prices of our major raw materials

Certain raw materials used in our production, such as raw paper is subject to price volatility caused by external conditions, including commodity price fluctuations and changes in governmental policies. For the years ended June 30, 2023, 2022 and 2021, our raw paper cost amounted to approximately US$16.6 million, US$26.2 million and US$24.7 million, respectively, which accounted for approximately 45.5%, 52.4% and 52.3% of our total cost of revenues, respectively. Generally, we do not enter into long-term supply contracts with our suppliers or commit any minimum quantities to our external suppliers. Accordingly, any material fluctuations in the prices of raw materials may have a material effect on the cost of revenues of our Group. There is no assurance that future price increase in raw materials or changes in the supply of raw materials will not materially and adversely affect our operating results and performance.

Pricing of our products

Price of our packaging products and corrugated products is determined on a cost-plus basis according to, among other factors, our costs of production (including raw material costs, direct labor costs, other manufacturing overheads etc.), distribution expenses and our intended profit margins. In general, we are able to pass on most of the increase in our costs of production to our customers but there might be a reasonable time lag for negotiation between the change in our costs of production and change in the price of our products.

Disruption to our production facilities and liability in connection with industrial accidents

Our operations at our production facilities and warehouses are subject to operational risks. These risks include but are not limited to failure of our machinery, disruption of power supply, natural disasters, fire and industrial accidents, which could result in temporary, permanent, partial or complete shut-downs of our operations. As a result, our operations and financial results could be materially and adversely affected. There is no assurance that our production facilities and warehouses will be free from any operational risks in the future. In the event that a fire incident happens, our production facilities and warehouses may be destroyed, and our neighboring properties may be adversely affected by the fire. Moreover, the quality of our raw materials and finished products may be adversely affected by the smoke and heat. In these events, our operations and delivery schedules may be materially affected, leading to customers dissatisfaction and even loss of customers. In addition, as our production process involves the operation of tools, equipment and machinery, industrial accidents resulting in injuries or even deaths may occur. There is no assurance that these industrial accidents, whether due to malfunctions of machinery or other reasons, will not occur in the future. In such event, we may be liable for personal injury or death and monetary losses suffered by our employees, fines or penalties or other legal liability arising from violation of applicable laws and regulations. We may also be subject to disruptions to our business caused by equipment and/or equipment shutdown for investigation or implementation of safety measures.

Market competition

Our Group faces competition from a number of packaging suppliers in the PRC. Should these competitors possess machinery and equipment, technical know-how, expertise, and sales and marketing capabilities comparable to or better than ours, we might not be able to maintain our competitive edges, and the business operations and profitability of our Group might be adversely affected.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the years ended June 30, 2023, 2022 and 2021, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2023, 2022 and 2021

	Year Ended June 30,
	2023	2022	2021

Revenues	45,598,620	66,232,757	64,565,269
Cost of revenues	(36,534,358)	(49,961,793)	(47,211,911)
Gross Profit	9,064,262	16,270,964	17,353,358

Operating expenses:
Selling and marketing expenses	(4,875,650)	(5,813,307)	(6,270,237)
General and administrative expenses	(5,270,966)	(4,922,075)	(5,982,887)
Total operating expenses	(10,146,616)	(10,735,382)	(12,253,124)

(Loss) income from operations	(1,082,354)	5,535,582	5,100,234

Other income (loss):
Other income	1,366,394	99,006	471,899
Other expenses	(31,095)	(234,269)	(661,492)
Interest expense	(684,358)	(425,791)	(444,747)
Total other income (loss), net	650,941	(561,054)	(634,340)

(Loss) income before income tax expenses	(431,413)	4,974,528	4,465,894

Income tax credit (expenses)	77,302	(897,157)	(800,084)

Net (loss) income	(354,111)	4,077,371	3,665,810

Net (loss) Income per share attributable to ordinary shareholders basic and diluted	(0.03)	0.41	0.37

Revenues from operations

(i)	Revenue by product category

	Year ended June 30,
	2023		2022		2021
	USD	%	USD	%	USD	%

Packaging products	23,065,859	50.6%	36,256,189	54.7%	35,970,085	55.7%
Corrugated products	16,977,098	37.2%	23,986,957	36.2%	23,694,875	36.7%
Packaging products supply chain management solutions	5,555,663	12.2%	5,989,611	9.1%	4,900,309	7.6%
Total	45,598,620	100%	66,232,757	100%	64,565,269	100%

(ii)	Revenue by nature of our customer

	Year Ended June 30,
	2023		2022		2021
	USD	%	USD	%	USD	%

OEM factories	25,860,707	56.7%	35,532,793	53.7%	35,615,255	55.2%
Brand factories	8,550,662	18.8%	12,742,975	19.2%	11,625,714	18.0%
Trading companies	11,187,251	24.5%	17,956,989	27.1%	17,324,300	26.8%
Total	45,598,620	100%	66,232,757	100%	64,565,269	100%

(iii)	Revenue by country of product delivery

	Year Ended June 30,
	2023		2022		2021
	USD	%	USD	%	USD	%

Mainland China	33,266,314	73.0%	52,664,829	79.5%	51,134,287	79.2%
Hong Kong SAR	3,285,506	7.2%	3,969,151	6.0%	4,230,166	6.6%
Vietnam	3,130,339	6.9%	2,689,693	4.1%	2,897,469	4.5%
Other Southeast Asian countries	3,364,678	7.4%	2,980,421	4.5%	3,193,218	4.9%
Australia	1,168,191	2.6%	1,343,353	2.0%	1,172,537	1.8%
United States of America	848,789	1.9%	1,232,689	1.9%	841,222	1.3%
Other countries	534,803	1.0%	1,352,621	2.0%	1,096,370	1.7%
Total	45,598,620	100%	66,232,757	100%	64,565,269	100%

For the years ended June 30, 2023 and 2022, total revenue was $45,598,620 and $66,232,757 from sale of packaging products, corrugated products and packaging products supply chain management solutions. The decrease was mainly due to the decrease in the average selling price from $1,850 per tonnage in year ended June 30, 2022 to $1,510 per tonnage in year ended June 30, 2023, together with the decrease in the total volume of sales from 35,839 tonnages to 30,189 tonnages in the comparable periods. The decrease in both selling price and sales volume were mainly due to the economic downturns in Mainland China.

For the years ended June 30, 2022 and 2021, total revenue was $66,232,757 and $64,565,269 from sale of packaging products and corrugated products. The increase was mainly due to the increase in the average selling price from $1,600 per tonnage in year ended June 30, 2021 to $1,850 per tonnage in year ended June 30, 2022, despite the decrease in the total volume of sales from 40,359 tonnages to 35,839 tonnages in the comparable periods.

Packaging Products

For the years ended June 30, 2023, 2022 and 2021, revenues generated from the sale of our packaging products accounted for approximately 50.6%, 54.7% and 55.7% of our total revenues, respectively. We sold packaging products to our customers which applied to industries and/or products such as footwear products, sportswear, cookware and kitchenware, smartphones and home electronics.

Corrugated Products

For the years ended June 30, 2023, 2022 and 2021, revenues generated from our sale of Corrugated Products accounted for approximately 37.2%, 36.2% and 36.7% of our total revenues, respectively. We sold Corrugated Products to our customers which applied to industries and/or products such as food and beverage, paper and packaging, non-food-and-beverage-consumables, logistics, e-commerce and home electronics.

Packaging products supply chain management solution

For the years ended June 30, 2023, 2022 and 2021, revenues generated from our Packaging products supply chain management solution accounted for approximately 12.2%, 9.1% and 7.6% of our total revenues, respectively.

Cost of revenues

Cost of revenues mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation, utilities and outsourcing cost. For the years ended June 30, 2023 and 2022, cost of revenues was $36,534,358 and $49,961,793, respectively, the decrease is mainly due to the decrease in revenues by approximately 31.2%, offset by a decrease in paper cost decreased from $657 per tonnage to $562 per tonnage for the year ended June 30, 2022 and 2023. For the years ended June 30, 2022 and 2021, cost of revenues was $49,961,793 and $47,211,911 respectively, the increase is mainly due to the increase in material cost by approximately 5% during the year. Cost of sales mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation and utilities.

Gross profit

	Year Ended June 30,
	2023		2022		2021
	Gross Profit	GP margin	Gross Profit	GP margin	Gross Profit	GP margin
	USD	%	USD	%	USD	%

Packaging products	5,906,174	25.6%	9,921,409	27.4%	11,295,602	31.4%
Corrugated products	2,149,549	12.7%	5,048,536	21.0%	4,996,205	21.1%
Packaging products supply chain management solution	1,008,539	18.2%	1,301,019	21.7%	1,061,551	21.7%
Total	9,064,262	19.9%	16,270,964	24.6%	17,353,358	26.9%

Gross profit for the years ended June 30, 2023, 2022 and 2021 was $9,064,262, $16,270,964 and $17,353,358, respectively, representing 19.9%, 24.6% and 26.9%, respectively, of operating revenues. For the year ended June 30, 2023, the decrease of gross profit margin was mainly due to the decrease in selling price during the year ended June 30, 2023. For the year ended June 30, 2022, the slight decrease of gross profit margin was mainly due to the increase in raw paper cost during the year ended June 30, 2022.

Selling and marketing expenses

For the years ended June 30, 2023 and 2022, selling and marketing expenses were $4,875,650 and $5,813,307, respectively, the decrease is mainly due to the decrease in consultancy fee and transportation and handling fee as a result of decreased sales volume for the year ended June 30, 2023. For the years ended June 30, 2022 and 2021, selling and marketing expenses were $5,813,307 and $6,270,237 respectively, the decrease is mainly due to the decrease in consulting fee and commission for the year ended June 30, 2022.

General and administrative expenses

General and administrative expenses mainly include staff cost for general and administrative purposes. For the years ended June 30, 2023 and 2022, administrative expenses were $5,270,966 and $4,922,075, respectively, the increase is mainly due to professional fee and environment protection expenses as a result of increase in audit fee and decrease in environment protection subsidy from PRC government for the year ended June 30, 2023. For the years ended June 30, 2022 and 2021, administrative expenses were $4,922,075 and $5,982,887 respectively, the decrease is mainly due to the cost saving in security cost, other administrative cost and reduction of staff salary due to adjustment made to their remuneration package for the year ended June 30, 2022.

Net (loss) income

Our net loss for the year ended June 30, 2023 was $354,111 and net income for the year ended June 30, 2022 was $4,077,371. The decrease was mainly due to the decrease in revenue and increased cost of revenue during the year ended June 30, 2023 and the respective reasons were explained above. Our net income for the years ended June 30, 2022 and 2021, was $4,077,371 and $3,665,810, respectively. The increase was mainly due to the decrease in administrative expenses during the year ended June 30, 2022.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our loan arrangements with banks. As of June 30, 2023, we have outstanding bank borrowings of $13,405,816. The bank borrowings have floating interest rate between 4.52% to 7.28% for the year ended June 30, 2023. As of June 30, 2023, we had cash and cash equivalents of $27,576,622. Currently, our primary uses of cash are for operations and capital expenditures. We believe that net cash generated from operating activities, cash on hand, available borrowings under our revolving credit facility and available capital through access to capital markets will be adequate to meet our liquidity and capital requirements. As our debt or credit facilities become due, we will need to repay, extend or replace such facilities. Our ability to do so will be subject to future economic conditions and financial, business, and other factors, many of which are beyond our control.

On April 4, 2023, we closed our initial public offering, raising net proceeds of approximately $4.2 million after deducting underwriting commission and offering expenses. We believe that our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended June 30,
	2023	2022	2021
	USD	USD	USD

Net cash provided by operating activities	8,109,777	2,039,600	5,340,755
Net cash (used in) provided by investing activities	(216,520)	2,068,244	(1,466,049)
Net cash provided by (used in) financing activities	1,799,269	(5,585,110)	(7,310,101)
Effect of foreign exchange rate changes	(1,563,355)	(345,360)	1,302,751
Net increase (decrease) in cash and cash equivalents	8,129,171	(1,822,626)	(3,435,395)
Cash, cash equivalents and restricted cash at beginning of year	19,447,451	21,270,077	23,402,721
Cash, cash equivalents and restricted cash at end of year	27,576,622	19,447,451	21,270,077

Cash flows from operating activities

During the years ended June 30, 2023, 2022 and 2021, the cash inflows from our operating activities were primarily derived from the revenue generated from our sale of paper products and from provision of supply chain management solutions, whereas the cash outflows for our operating activities mainly comprised the purchase of raw paper costs and finished goods, shipping costs, staff costs and administrative expenses.

Our net cash generated from operating activities primarily reflected our net (loss) income, as adjusted for non-operating items, such as depreciation and amortization, impairment of inventories, (reversal of allowance) allowance for bad debts and effects of changes in operating assets and liabilities such as increase or decrease in inventories, accounts receivable, accounts payable, other payables and accruals, ROU assets and lease obligations.

For the year ended June 30, 2023, our net cash generated from operating activities was approximately $8.1 million, which primarily reflected our net loss of approximately $0.4 million, mainly adjusted by (i) the non-cash depreciation and amortization of approximately $1.7 million; (ii) the decrease in ROU assets of $0.8 million; (iii) the decrease in accounts and other receivables of approximately $6.2 million; (iv) decrease in inventories of approximately $3.4 million while partially offset by the (i) decrease in account payables, other payables and accrued liabilities of approximately $1.8 million.

For the year ended June 30, 2022, our net cash generated from operating activities was approximately $2 million, which primarily reflected our net income of approximately $4.1 million, mainly adjusted by (i) the non-cash depreciation and amortization of approximately $1.9 million; (ii) the decrease in ROU assets of $0.8 million; while partially offset by (i) the increase in accounts and other receivables of approximately $2.3 million; the (ii) increase in other payables and accrued liabilities of approximately $1.2 million; and (iii) repayment of related party balances in trade nature of approximately $2.0 million.

For the year ended June 30, 2021, our net cash generated from operating activities was approximately $5.3 million, which primarily reflected our net income of approximately $3.7 million, mainly adjusted by (i) the non-cash depreciation and amortization of approximately $2.1 million; (ii) the decrease in ROU assets of $1.0 million; (iii) the increase in lease obligation of approximately $1.5 million; while partially offset by (iv) the increase in accounts receivable of approximately $1.4 million and the increase in inventories of approximately $1.4 million.

Cash flows (used in) provided by investing activities

Our cash flows (used in) provided by investing activities primarily consisted of (i) the purchase of property, plant and equipment; (ii) the purchase of intangible assets and (iii) the proceeds from sale of property, plant and equipment.

For the year ended June 30, 2023, net cash used in investing activities was approximately $0.2 million, mainly from acquisition of property, plant and equipment and intangible assets of approximately $0.2 million.

For the year ended June 30, 2022, net cash from investing activities was approximately $2.1 million, mainly from repayments from related parties of approximately $2.6 million and partially offset by acquisition of property, plant and equipment of approximately $0.5 million.

For the year ended June 30, 2021, net cash used in investing activities was approximately $1.4 million, mainly for (i) acquisition of property, plant and equipment of approximately $0.8 million; (ii) acquisition of intangible assets of approximately $0.4 million; (iii) partially offset by the proceeds from sale of property, plant and equipment of approximately $0.4 million; and (iv) advances to related parties of approximately $0.6 million.

Cash flows provided by (used in) financing activities

Our cash flows provided by (used in) financing activities primarily consists of (i) proceeds from new bank loans; (ii) repayment of bank loans; and (iii) net proceeds from issuance of shares.

For the year ended June 30, 2023, net cash provided by financing activities was approximately $1.8 million, mainly consisted of (i) repayment of bank loans of approximately $18.7 million; (ii) proceeds from new bank loans of approximately $16.2 million; and (iii) net proceeds from issuance of shares of approximately $4.2 million.

For the year ended June 30, 2022, net cash used in financing activities was approximately $5.5 million, mainly consisted of (i) repayment of bank loans of approximately $27.2 million; (ii) repayments to related parties of approximately $2.8 million; (iii) repayments of loan to a related company of approximately $1.9 million; (iv) recapitalization of dividend paid of approximately $8.9 million; (v) dividends paid of approximately $8.9 million and (vi) partially offset by proceeds from new bank loans of approximately $26.4 million.

For the year ended June 30, 2021, net cash used in financing activities was approximately $7.3 million, mainly consisted of (i) repayment of bank loans of approximately $19.4 million; (ii) repayments to related parties of approximately $5.4 million; and (iii) offset by proceeds from new bank loans of approximately $17.5 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2022 to June 30, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions

Critical Accounting Policies

We prepare our financial statements in accordance with generally accepted accounting principles of the United States (“GAAP”). GAAP represents a comprehensive set of accounting and disclosure rules and requirements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We use historical data to assist in the forecast of our future results. Deviations from our projections are addressed when our financials are reviewed on a monthly basis. This allows us to be proactive in our approach to managing our business. It also allows us to rely on proven data rather than having to make assumptions regarding our estimates.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires the Company to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. The company derives revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue mainly from the following sources:

a.	Revenue from sales of paper products

For the sales of paper products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred.

b.	Revenue from provision of supply chain management solution

The Company provides supply chain management solutions to its customers by designing packaging products, designating approved raw materials for manufacturing of those packaging products, contracting viable manufacturers, and arranging delivery of those packaging products to end customers. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer indicates that the Company has completed all steps set forth above such as design, manufacture and delivery in order to substantially complete all the services agreed upon in the purchase order. Delivery of the product to the customer is also the point at which title to that asset passes to the customer. The completion of this earning process is typically evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred.

Following the adoption of ASC 606, we considered the guidance set forth in ASC 340-40, and determined that an asset would be recognized from costs incurred to fulfill a contract under ASC 340-40-25-5 only if those costs meet all of the following criteria:

●	The costs relate directly to a contract or an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under the renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved).

●	The costs generate or enhance resources of the entity that will be used in satisfying (or continuing to satisfy) performance obligations in the future.

●	The costs are expected to be recovered.

The Company elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

Costs that relate directly to a contract include direct material, labor cost, subcontracting fee and allocated overhead including utilities, depreciation, and other overhead costs.

We elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfilment activity and has been presented as transportation costs which is include in selling and marketing expenses.

Accounts receivable, net

Accounts receivable represents trade receivables from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Periodically, management reviews the adequacy of its provision for doubtful accounts based on historical bad debt expense results and current economic conditions using factors based on the aging of its accounts receivable. Additionally, the Company may identify additional allowance requirements based on indications that a specific customer may be experiencing financial difficulties. Actual bad debt results could differ materially from these estimates.

Recent accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities.

The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has not early adopted this update and it will become effective on January 1, 2023. The Company is still evaluating the impact of accounting standard of credit losses on the consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning July 1, 2022 and interim periods beginning July 1, 2023. Early adoption is permitted. The Company does not expect any material impact on the Company’s consolidated financial statements and related disclosures.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2021-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date hereof.

Name	Age	Position(s)
Ming Hung “Matthew” Lai	36	Chairman and Director
Ming Yan “Ray” Lai	41	Chief Executive Officer and Director
Wing Wai “John” Au	60	Chief Financial Officer
Yau Fai Lai	64	Director
Sun Wai But(1)(3)	66	Independent Director
Hok Han “Henry” Ko(2)(3)	48	Independent Director, Chair of Nominating Committee
Hon Wai “Marco” Ku(1)(2)	49	Independent Director, Chair of Audit Committee
Hung Leung “Alan” Tsang(1)(2)(3)	54	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Ming Hung “Matthew” Lai, Chairman and Director

Mr. Ming Hung “Matthew” Lai (“MH Lai”) is the chairman of our Board. Mr. MH Lai joined Millennium Printing International Limited as manager in August 2013. Mr. MH Lai obtained a Bachelor of Science in Accounting and Bachelor of Science in Business Administration from the University of Southern California in Los Angeles in the United States in December 2008. After being granted the license of certified public accountant by the Washington State Board of Accountancy since February 2012, Mr. MH Lai was admitted as a member of American Institute of the Certified Public Accountants in August 2012 and a chartered global management accountant of the American Institute of Certified Public Accountants in October 2012. Mr. MH Lai was further admitted as a certified public accountant of the Hong Kong Institute of Certified Public Accountants in May 2013. In August 2015, Mr. MH Lai successfully passed the qualifying examination in Lean Six Sigma Black Belt Certificate Programme of Sixsigma Institute. Mr. MH Lai has over 11 years of experience in financial management and accounting operations. Prior to joining our Group, Mr. MH Lai was a senior associate in audit & assurance at PricewaterhouseCoopers Hong Kong from January 2010 to March 2012 and a financial accountant at Nespresso, Division of Nestle H.K. Limited from May 2012 to July 2013.

Ming Yan “Ray” Lai, Chief Executive Officer and Director

Mr. Ming Yan “Ray” Lai (“MY Lai”) is our Director and the chief executive officer. He is primarily responsible for planning and overseeing business operation, project implementation and business development of our Group. Mr. MY Lai graduated from the University of the Arts London with a Bachelor of Arts in Print Media Management in June 2005. Mr. MY Lai has over 15 years of experience in management. Mr. MY Lai joined our Group as an assistant to director of Millennium Printing in October 2007, responsible for the provision of overall support to directors on management over sales and marketing management, finance and production functions. Mr. MY Lai was also responsible to coordinate with internal and external parties on the daily business operation on behalf of the directors. Since March 2015, Mr. MY Lai served as a sales and marketing director of Millennium Printing, responsible for the creation, development and implementation of sales and marketing strategies for the Group and overseeing and driving the creative design, sales and marketing. Mr. MY Lai was also responsible for leading the customer service teams to achieve the Group’s targets. Mr. MY Lai has been a member of the board of directors of the Hong Kong Corrugated Paper Manufacturers’ Association Limited since November 2017. Mr. MY Lai is currently a general committee member of the Hong Kong Business Association Vietnam and the China Business Association Ho Chi Minh City Branch since April 2019 and April 2021, respectively. Mr. MY Lai is a general committee member of the Hong Kong Printers Association since March 2021.

Wing Wai “John” Au, Chief Financial Officer

Mr. Au Wing “John” Wai (“Mr. Au”) has been appointed as the chief financial officer and secretary of our Company, serving for Millennium Printing International Limited since March 2007. He is also one of our authorized representatives. Mr. Au obtained a Bachelor of Economics in July 1993 from Monash University in Australia. He was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants and a fellow of Certified Practicing Accountant Australia in March 2011. Mr. Au is admitted as an associate of the Chartered Institute of Management Accountants and Chartered Global Management Accountant since July 2011. Mr. Au is also a fellow of the Taxation Institute of Hong Kong and a chartered tax adviser (non-practicing) in March 2011 and January 2021, respectively. Mr. Au has over 28 years of experience in financial management including overseeing financial reporting, budget and forecast preparation, liquidity and funding and tax planning of established companies or listed group members. Prior to joining Millennium, He was a finance manager of C.W.T. Textile Supplies Co., Ltd from February 1993 to December 1994 and a financial controller of its joint venture company, Amana Garment International Ltd., a company principally engaged in garment production from February 1993 to December 1994. He was also a financial controller of C.W.T. Garment Ltd. in the interim (assigned from its parent company, C.W.T. Textile Supplies Co., Ltd during the period from January to December 1994). From January 1995 to March 1998, Mr. Au was a senior finance and administration manager of C.T. Enterprises International Company Limited. Mr. Au was a financial controller in the finance division – operation of Magician Industrial Company Limited from August 1998 to April 1999. From December 1999 to August 2000, he was a financial controller of Tianjin MCP Industries Limited. He then worked for Ming Fai Group Holdings Limited, a subsidiary of the now Ming Fai International Holdings Limited, a company listed on the Main Board of the Stock Exchange (stock code: 3828) as a controller – finance & administration from September 2000 to July 2003. Mr. Au was the chief financial officer of CN Innovations Holdings Limited in Hong Kong from September 2003 to February 2007.

Yau Fai Lai, Director

Mr. Yau Fai Lai (“YF Lai”) is our Director. Mr. YF Lai joined the Company by serving as a director of YWPPC, our predecessor group company, as early as 1993. He is primarily responsible for providing advisory and consultancy service to the board and senior management in financial management, accounting operations and engaging in financial strategic planning of our Group. Mr. YF Lai obtained a Bachelor of Science with honors (in management science) from the University of Warwick in July 1983. Mr. YF Lai was admitted as an associate member and a fellow member of the Institute of Chartered Accountants in England and Wales in July 1988 and March 2010, respectively. Mr. YF Lai was also admitted as an associate member and fellow member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) in April 1989 and December 2003, respectively. He was the chairman of the Hong Kong Corrugated Paper Manufacturers Association in Hong Kong between 2004 and 2008. He is currently an honorary fellow of the Institute of Print-Media Professionals since October 2008. Mr. YF Lai has over 37 years of experience in financial management and accounting operations. Prior to joining our Group, Mr. YF Lai worked at Dearden Farrow Chartered Accountants (later merged with BDO Binder Hamlyn Chartered Accountants) in the United Kingdom from September 1983 to September 1988. Mr. YF Lai worked at Price Waterhouse (currently known as PricewaterhouseCoopers) from November 1988 to June 1991. He was a senior audit supervisor when he joined PricewaterhouseCoopers, and his last position in PricewaterhouseCoopers was audit manager. He assumed a wide range of responsibilities, overseeing the auditing and accountancy procedures in a wide variety of Hong Kong companies.

Hok Han Ko, Independent Director

Mr. Hok Han Ko is our independent director. Mr. Ko obtained a Bachelor of Business Administration with honors in Quantitative Analysis for Business from the City University of Hong Kong in November 1999. He subsequently obtained a Master of Business Executive Administration from the City University of Hong Kong in November 2007 and a Juris Doctor degree from the City University of Hong Kong in February 2014. Mr. Ko has over 17 years of experience in business management. He worked as a customs clearance manager of DHL International GmbH from September 2003 to May 2007, a senior manager in operations at Li & Fung (Trading) Limited from May 2007 to July 2010 and an assistant general manager and a general manager of Hong Kong and Macau of S.F. Express Company Limited from August 2010 to November 2010, and from November 2010 to April 2012, respectively. He joined Lifung Kids (Management) Limited as a general manager of Hong Kong and Macau from May 2012 to January 2016. He is currently a managing director of Asia at Flexport since January 2016. Mr. Ko has held various positions in regulatory authorities and business associations. Mr. Ko is currently a member of the logistics services advisory committee of the Hong Kong Trade Development Council since April 2016, a member of the logistics industry training advisory committee of the Education Bureau of the Hong Kong Special Administrative Region since January 2019. Mr Ko has also been appointed by the Hong Kong government for 2 years from 1st January 2022 as a member of the Hong Kong Logistics Department Council which is a high-level advisory body tasked to promote the development of Hong Kong’s logistics industry. Mr. Ko received a fellowship status from the Social Enterprise Research Academy in July 2019.

Sun Wai But, Independent Director

Mr. Sun Wai But is our independent director nominee. But obtained a Bachelor of Arts in Economics with honors from the University of Warwick in July 1981. He subsequently obtained a Bachelor of Laws from the University of London in August 1987 and postgraduate certificate in laws from the University of Hong Kong in June 1989. He obtained a Master of Laws from the University of London in November 1997. Mr. But was admitted as a solicitor of Hong Kong (practicing) and the United Kingdom (non-practicing) in 1991 and 1992, respectively. Mr. But was admitted to practice law as a barrister in the High Court of Hong Kong in 2018. Mr. But has over 35 years of experience in the provision of legal services. He was then a partner of the litigation and dispute resolution department at the law firm practicing criminal and civil litigation, handling matrimonial proceedings, and matters related to industrial safety, environmental protection, building management, probate and intellectual property law before he qualified as a barrister-at-law. Over the years, Mr. But has served as member of various committees and panels in the legal field. He was a member of the sub-committee on bail and hearsay evidence in criminal proceedings of the Law Reform Commission from 1985 to 1988 and from 2006 to 2009, respectively. He was a member of the criminal law and procedure committee and constitutional affairs and human rights committee of the Law Society of Hong Kong from December 2004 to October 2017 and from April 2005 to September 2017, respectively. Mr. But served as a member of the panel of adjudicators of the Obscene Articles Tribunal from September 2004 to September 2010. Mr. But was a practicing solicitor member of the solicitors disciplinary tribunal panel, and a chairman of the appeal tribunal panel (buildings ordinance) from October 2011 to October 2017 and from December 2012 to September 2017, respectively. Mr. But was a council member of the Duty Lawyer Service from December 2014 to October 2017. Mr. But is also currently a member of the disciplinary committee of Estate Agents Authority since November 2020.

Hon Wai Ku, Independent Director

Mr. Hon Wai Ku has over 23 years of professional experience in accounting and auditing. From November 2020 to December 2022, Mr. Ku served as the chief financial officer and company secretary to Oriental Rise Holdings Limited. Since November 2014, Mr. Ku has been serving as a non-executive director of IT Tech Packaging, Inc (ITP), a public company traded and listed on the New York Stock Exchange. From July 2017 to June 2021, Mr. Ku served as an independent director for XT Energy Group Inc (XTEG), a US OTCQB trading company. From September 2014 to April 2015, Mr. Ku was appointed as the chief financial officer of Borneo Resource Investments Ltd (BRNE). Between July 2007 and October 2013, Mr. Ku was appointed as the chief financial officer of China Marine Food Group Limited (CMFO), which was principally engaged in the business of processing, distribution, and sales of processed seafood products and marine catch. Mr. Ku obtained a bachelor’s degree in Business Administration (Honors) in Finance from the Hong Kong University of Science and Technology in November 1996.

Hung Leung “Alan” Tsang, Independent Director

Mr. Hung Leung “Alan” Tsang is our independent director. Currently Mr. Tsang has been serving as the Chief Financial Officer and subsequently appointed as vice president of Debao Property Development Limited (SGX.BTF) (a public company listed in the Singapore Stock Exchange) since October 2018, involving in the company’s financial reporting. Prior to joining of Debao Property Development Limited, Mr. Tsang worked at Eastern Glory Financial and Investment Services Limited from 2014 to 2018 and was responsible for advisory and initial public offering projects. He was the Chief Financial Officer of Combine Will International Holdings Limited (SGX.N0Z) (a public company listed in the Singapore Stock Exchange) and was involved in financial reporting and treasury management from 2006 to 2014. From 2001 to 2006, he was responsible for the internal audit and supervisory work for the operations of Ng Fung Hong and CR Vanguard while he worked for China Resources Enterprise Limited (0291.HK) (a public company listed in the Hong Kong Stock Exchange). He was also a financial controller in Hong Kong Netcom Limited from 2000 to 2001. Mr. Tsang graduated with an Accounting degree from the City University of Hong Kong in 1993 and is a certified public accountant of the Hong Kong Institute of Certified Public Accountants.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

6.B. Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended June 30, 2023, 2022 and 2021, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Fiscal Year	Salary	Bonus	Share Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)
Ming Yan “Ray” Lai	2023	$80,606	$5,359	-	-	$85,965
	2022	$81,764	$5,574	-	-	$87,338
	2021	$84,404	$13,120	-	-	$97,524

Wing Wai “John” Au	2023	$105,871	$7,465	-	-	$113,336
	2022	$107,135	$7,688	-	-	$114,823
	2021	$107,333	$16,073	-	-	$123,406

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of seven directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. We have determined that Jizhou Hou, Jing Chen and Peiling Cheng satisfy the “independence” requirements under Nasdaq Rule 5605.

The directors will be up for re-election at our annual general meeting of shareholders.

A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

The Board of Directors also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees, effective upon the Company’s listing on the Nasdaq Capital Market. Copies of our committee charters has been posted on our corporate investor relations website.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hon Wai Ku, Hung Leung Tsang and Sun Wai But. Hon Wai Ku is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Hung Leung Tsang, Hon Wai Ku and Hok Han Ko. Mr. Hung Leung Tsang is the chair of our compensation committee. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee consists of Hok Han Ko, Sun Wai But and Hung Leung Tsang upon the effectiveness of their appointments. Mr. Hok Han Ko is the chair of our nominating committee. We have determined that Hok Han Ko, Sun Wai But and Hung Leung Tsang satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board；

●·	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Islands Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our M&A, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Insider Trading Policy

The Board of Directors also adopted an insider trading policy that allows insiders to sell securities of the Company pursuant to pre-arranged trading plans.

This insider trading policy was put into place because effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Diversity

The Board of Directors does not have a formal policy with respect to Board nominee diversity. In recommending proposed nominees to the Board of Directors, the Nominating Committee is charged with building and maintaining a board that has an ideal mix of talent and experience to achieve our business objectives in the current environment. In particular, the Nominating Committee is focused on relevant subject matter expertise, depth of knowledge in key areas that are important to us, and diversity of thought, background, perspective and experience so as to facilitate robust debate and broad thinking on strategies and tactics pursued by us.

The following table provides certain information regarding the diversity of our Board of Directors as of the date hereof.

Board Diversity Matrix (As of the date hereof)

Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We had a total of 792 and 861 employees as of June 30, 2023 and 2022, respectively. The following table gives a breakdown of our employees by function:

	As of June 30, 2023	As of June 30, 2022
Administration and Management	8	9
Engineering	6	7
Research and Development	63	67
Sales and Marketing	51	60
Business Operations	664	718
Total	792	861

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative. As a result, we have generally been able to attract and retain qualified employees and maintain a stable core management team.

6.E. Share Ownership

The following tables sets forth information regarding the beneficial ownership of our ordinary shares as of the date hereof by:

●	each person known to us to beneficially own more than 5% of our ordinary shares;

●	each of our officers and directors; and

●	all of our officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on the information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all stock that they beneficially own, subject to applicable community property laws. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

The calculations in the table below are based on 11,250,000 ordinary shares issued and outstanding as of the date hereof.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage Ownership
Directors, Director Nominees and Named Executive Officers:
Ming Hung “Matthew” Lai [1]	10,000,000	88.89%
Ming Yan “Ray” Lai	0	0%
Wing Wai “John” Au	0	0%
Yau Fai Lai[1]	0	0%
Sun Wai But	0	0%
Hok Han “Henry” Ko	0	0%
Hon Wai Ku	0	0%
Hung Leung “Alan” Tsang	0	0%
All directors, director nominees and executive officers as a group (8 persons)	10,000,000	88.89%
5% or Greater Shareholders:
YC 1926 (BVI) Limited [1]	10,000,000	88.89%

(1)	YC 1926 (BVI) Limited has six shareholders, each holding an even percentage of shares of the entity. Through a BVI entity, Yau Fai Lai holds 833 shares or 16.67% of the ownership in YC 1926 (BV) Limited. The shareholders agreed to vote in concert in the shareholder meetings; and during the period commencing on the date of incorporation and ending on the third anniversary of the date of listing of the Company on Nasdaq, if the shareholders are unable to reach a unanimous consent, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties; in the event there is a tie-breaker, the shareholders of YC 1926 (BVI) Limited agreed to appoint Ming Hung “Matthew” Lai, the chairman of the entity, to serve as their proxy to exercise the voting rights on their behalf.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B. Related Party Transactions (FS footnote)

Other Related Party Transactions

During the year ended June 30, 2023, other than disclosed in elsewhere (including the financial statements for the fiscal years ended 2022 and accompanying footnotes), we did not have any other related party transactions.

The following represents the significant related party transactions for the years ended June 30, 2023, 2022 and 2021.

				For the year ended June 30,	For the year ended June 30	For the year ended June 30,
				2023	2022	2021
	Relationship	Nature	Description	US$	US$	US$
M-GEN Innovation Company Limited (hereafter “MGI”)	Common controlled by the shareholders	Trade nature	The Company’s sales	-	26,095	141,507
		Trade nature	The Company’s receipt of sales	-	(152,869)	(18,732)
		Non-trade nature	The Company’s advance paid to M-GEN Innovation Company Limited (Note 1(a))	-	-	570,609
		Non-trade nature	The Company’s receipt of advance repaid from M-GEN Innovation Company Limited (Note 1(a))	-	(926,047)	(161,592)
Wah Tong Paper Products Group Limited (hereafter “WTPPG”)	Common controlled by the shareholders	Trade nature	Management fee incurred by the Company	-	-	(501,515)
		Trade nature	The Company’s payment on management fee	-	-	541,553
		Non-trade nature	The Company’s (repayment from)/advance paid to Wah Tong Paper Products Group Limited (Note 1 (b))	-	(515,132)	515,132
Wah Tong Paper Products Factory Limited (hereafter “WTPPF”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	-	-	(211,574)
		Trade nature	The Company’s payment on rental expenses	-	-	211,574
		Non-trade nature	Decrease of an amount due from Wah Tong Paper Products Factory Limited as a result of separation of YWPPC (Note 2)	-	-	(2,058,539)
		Non-trade nature	The Company’s repayment from Wah Tong Paper Products Factory Limited	-	(1,080,604)	-
		Non-trade nature	The Company’s repayment to/(advance from) Wah Tong Paper Products Factory Limited (Note 1 (c))	-	89,145	(89,145)
Wah Tung Thai Logistics (Shenzhen) Limited (hereafter “WTTLSZ”)	Common controlled by the shareholders	Trade nature	Logistic fee incurred by the Company	-	(6,109)	(69,931)
		Trade nature	The Company’s payment on the logistic fee	-	6,109	77,571
		Trade nature	Rental income earned by the Company	-	-	35,599
		Trade nature	The Company’s receipt of rental income	-	-	(35,599)
		Trade nature	The Company’s receipt of sales	-	(15,998)	-
		Non-trade nature	The Company’s receipt of advance repaid from by Wah Tung Thai Logistics (Shenzhen) Limited (Note 1(d))	-	-	(320,029)
		Non-trade nature	The Company’s repayment to Wah Tung Thai Logistics (Shenzhen) Limited (Note 1 (d))	-	5,544	-
Sing Wise Limited (hereafter “Sing Wise”)	Common controlled by the shareholders	Trade nature	Import service incurred by the Company	-	-	(1,586)
		Trade nature	The Company’s payment to import service	-	-	1,869
		Trade nature	The Company’s sales	-	-	18,679
		Trade nature	The Company’s receipt of sales	-	(7,072)	(14,411)
		Non-trade nature	The Company’s repayment to Sing Wise Limited	-	4,921	-
		Non-trade nature	Decrease of an amount due from Sing Wise Limited as a result of separation of YWPPC (Note 3)	-	-	(380,188)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Wah Tung Thai Logistics Company Limited (hereafter “WTTL”)	Common controlled by the shareholders	Trade nature	Transportation expenses incurred by the Company	-	(10,365)	(105,464)
		Trade nature	The Company’s payment to Transportation expenses	-	14,507	112,106
		Trade nature	The Company’s sales	-	-	57,283
		Trade nature	The Company’s receipt of sales	-	-	(50,168)
Kunshan Chuangke Printing Products Co., Ltd	Common controlled by the shareholders	Trade nature	The Company’s payment on purchase	-	2,161,721	-
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	(707,311)	(528,986)	(396,215)
		Trade nature	The Company’s payment on the rental expenses	707,311	865,767	59,434
		Non-trade nature	Increase of an amount due to Yee Woo Paper Packaging (China) Company Limited as a result of separation of YWPPC (Note 4)	-	-	(2,062,599)
		Non-trade nature	The Company’s repayment to Yee Woo Paper Packaging (China) Company Limited (Note 4)	-	2,062,599	-
Kilomate Enterprises Limited (hereafter “Kilomate”)	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Kilomate Enterprises Limited (Note 5)	-	-	236,206
Millennium Investment International (BVI) Limited	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Millennium Investment International (BVI) Limited (Note 6)	-	-	1,580,168
Lai Por	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1 (e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-
Lai Yau Shing	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lai Yau Chuen	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. And Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-
Lai Yau Sang	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-
Lai Yau Fai	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. And Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-
Lai Yau Chi	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. And Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

All these companies were controlled by the shareholders of Millennium Group International Holdings Ltd (hereafter “MGIH”) and funds were used between these companies for efficient fund utilization purposes.

(a)	The amounts represented the advance to MGI to meet its working capital needs and payment on behalf of MGI for the purchase of raw materials. The receipt of advance repaid represented the repayment from MGI.

(b)	The amount represented the advance to WTPPG to meet its working capital needs. The receipt of advance repaid represented the repayment from WTPPG.

(c)	The advance receipt represented the advance from WTPPF to meet our working capital needs. The repayment represented the repayment to WTPPF.

(d)	The amount represented the advance to WTTLSZ to meet its working capital needs. The receipt of advance repaid represented the repayment from WTTLSZ.

(e)	The amount represented the net repayment to shareholders regarding the advances for the working capital of the group in prior years.

(f)	The related party balances between YWPPC and WTPPF was arisen from advancement to WTPPF by YWPPC to meet its working capital needs. Please also see Note 2 for more details.

(g)	The related party balances between YWPPC and Sing Wise was arisen from advancement to Sing Wise by YWPPC to meet its working capital needs. Please also see Note 3 for more details.

(h)	The related party balances between YWPPC and MGIH Group companies was arisen from advancement to MGIH Group companies by YWPPC to meet their working capital needs. Please also see Note 4 for more details.

(i)	The related party balances between MII and MGIH Group companies was arisen from advancement to MGIH Group companies by MII to meet their working capital needs. Please also see Note 6 for more details.

*	The movement as mentioned in notes 1(a) to (e) above was already included in statements of cash flows.

Note 2#

Before December 31, 2020, while YWPPC was still in the group, YWPPC has an amount due from WTPPF (Note 1 (f)). In other words, the group has an amount due from WTPPF. The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in decrease in amount due from WTPPF.

Note 3#

Before December 31, 2020, while YWPPC was still in the group, YWPPC has an amount due from Sing Wise (Note 1 (g)). In other words, the group has an amount due from Sing Wise. The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in a net decrease in amount due from Sing Wise.

Note 4#

Before December 31, 2020, YWPPC was under our groups of companies commonly held by the shareholders of MGIH and all amounts due to this company by group companies were consolidated in the financial statements and intercompany balances were eliminated within the group. The group companies had a net amount due to YWPPC at that time (Note 1 (h)). The separation of YWPPC (as disclosed in F-8) from the group after December 31, 2020, resulted in a net increase in amount due to YWPPC and the outstanding amounts were no longer eliminated in the consolidated financial statements of MGIH for the year ended June 30, 2021. The outstanding amounts were then fully settled during the year ended June 30, 2022.

Note 5#

Kilomate is commonly held by the shareholders of MGIH Group. Kilomate had rental income from third parties before June 30, 2021 and transferred the right to receive rental income to companies in MGIH Group on its behalf and thus resulted in an amount due to Kilomate by MGIH Group. As a result of the MGIH shareholders’ undertaking to assume the liabilities due to Kilomate by the MGIH Group, the amount originally due to Kilomate by MGIH Group became amount due to the shareholders of MGIH and thus resulted in a decrease in amount due to Kilomate on June 30, 2021. The shareholders waived such amount due to them which was then recognized as additional paid-in capital in the year ended June 30, 2022. Please also see note 10 for details.

Note 6#

MII is commonly held by the shareholders of MGIH Group which had an amount due to MII (Note 1 (i)). On June 30, 2021, MII assigned the amount due to MII by MGIH to the shareholders of MII. As a result, the amount originally due to MII became amount due to the shareholders of MII who are the same shareholders of MGIH and thus resulted in a decrease in amount due to MII on June 30, 2021. The shareholders of MGIH waived such amount due to them which was then recognized as additional paid-in capital in the year ended June 30, 2022. Please also see note 10 for details.

Note 7#

The amount represented the aggregate increase in amount due to shareholders approximately $1.7 million for the year ended June 30, 2021, which was due to the following two transactions.

Before December 31, 2020, while YWPPC was still in the group, YWPISZ was the subsidiary of YWPPC. MGIH Group then acquired YWPISZ from YWPPC. YWPPC transferred the right to receive the proceeds from sales of YWPISZ to the shareholders of MGIH Group on October 19, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. In the year ended June 30, 2022, the shareholders waived the proceeds which were to be capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that will be recognized as additional paid-in capital and resulted in a decrease in amount due to shareholders, please also see note 10 for details.

Before December 21, 2020, MGIH Group acquired MPI from MII and Gramade Investments Limited (hereafter “Gramade”). MII and Gramade transferred the right to receive the proceeds from sales of MPI to the shareholders of MGIH Group on December 21, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. In the year ended June 30, 2022, the shareholders waived the proceeds which were being capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that will be recognized as additional paid-in capital and resulted in a decrease in amount due to shareholders, please also see note 10 for details.

Note 8#

The decrease in amount due to individual Controlling Shareholders for the year ended June 30, 2021 consists of net effect of the following:

(1)	decrease in amount due to shareholders amounting to $2.45 million for each shareholder which was capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that was recognized as additional paid-in capital;

(2)	Amount transferred to shareholders by Kilomate and MII as described in Note 5 and Note 6 above amounting to $0.04 million and $0.26 million, respectively; and

(3)	Decrease in amount due from shareholders was arisen from separation of YWPPC from the group and at that time YWPPC carried amount due from shareholders amounting to $0.26 million before December 31, 2020. As YWPPC was separated from MGIH group after December 31 2020, this resulted in a decrease in amount due from shareholders after December 31, 2020.

#	No cash flows are involved in these transactions.

Note 9

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders during the year ended June 30, 2022 and such amount payable to shareholders was then capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022.

Note 10

The amounts outstanding to Controlling Shareholders was waived by the Controlling Shareholders and such amount payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

Please refer to “Item 6. Involvement in Certain Legal Proceedings.”

Dividend Policy

On September 1, 2020, Yee Woo Shenzhen, a China-based subsidiary, declared dividend in the amount of US$9.3 million, with dividend withholding tax provision approximately US$0.4 million, to its then 100% shareholder YWPPC, a Hong Kong subsidiary, which was considered as intragroup transaction when declared. As disclosed on page F-8 of this prospectus, YWPPC was departed from the group on December 31, 2020 and since then YWPPC was de-recognized from the Group resulting in a dividend payable US$8.4 million, net of dividend withholding tax provision of US$0.4 million, to the Controlling Shareholders. At year end, the dividend payable to the Controlling Shareholders US$8.4 million was waived by the Controlling Shareholders and such waiver of amounts payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2021.

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders during the year ended June 30, 2022 and such amount payable to shareholders was then capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022.

Other than these two recapitalization exercises, there have been no other transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2023 and 2022   and up to the date of the Annual Report. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

One of the purposes of the above recapitalization exercises that involved dividends declaration with waiver and subsequent capitalization as additional paid-in capital was mainly to optimize our capital structure by enhancing the paid-up capital of the Company in order to meet the expectation from our customers, suppliers and financial institutions. We believe the recapitalization will attract more good standing customers and suppliers, better trading terms, together with allowing the Company to obtain more favorable support from financial institutions with competitive financing terms. Another purpose of the recapitalization of dividends payables and waiver of amounts due to shareholders was to recompense for the decrease in retained earnings of US$17.3 million which was caused by the separation of YWPPC.

Under the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), we may pay dividends out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the dividend payment.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiary to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in the PRC — We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.” See “Regulation—Regulation on Dividend Distributions.”

8.B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

Our ordinary shares have been listed on the Nasdaq Capital Market since April 4, 2023 under the symbol “MGIH.”

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “MGIH.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

ITEM 10. ADDITIONAL INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 11, 2021, with an authorized share capital of HK$380,000 divided into 38,000,000 shares of HK$0.01 each. On the date of incorporation, 2,520 shares were allotted and issued to YC 1926 (BVI) Limited at a consideration of US$3.00. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On December 31, 2021, the Company’s authorized share capital increased to US$500,000 divided into 500,000,000 shares of par value of US$0.001 each; and the number of ordinary shares outstanding and issued in the Company is increased to 5,000 Shares at par value of US$0.001 each at a consideration of US$5.00 which are owned by the controlling shareholder. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On January 19, 2022, 900,000 additional Shares be issued and allotted at par value of US$0.001 each at a consideration of US$900 such that the number of Shares held by YC 1926 (BVI) Limited is increased to 905,000 Shares. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On January 28, 2022, the Company issued 9,095,000 ordinary shares to YC 1926 (BVI) Limited at par value of US$0.001 each at a consideration of US$9,095. After the transaction, the Company had 10,000,000 shares issued and outstanding. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On April 11, 2022, the Company issued 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value of US$0.001 each at a consideration of US$10,000. After the transaction, the Company had 20,000,000 ordinary shares issued and outstanding. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On October 12, 2022, the Company issued additional 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value of US$0.001 each at a consideration of US$10,000. After the transaction, the Company had 30,000,000 ordinary shares issued and outstanding. On October 12, 2022, every two issued and unissued shares of US$0.001 par value each was consolidated into one share with US$0.002 par value each and the Company’s authorized share capital become US$500,000 divided into 250,000,000 ordinary shares of US$0.002 par value each. As a result, the Company had 15,000,000 ordinary shares issued and outstanding. On March 2, 2023, YC 1926 (BVI) Limited surrendered 5,000,000 ordinary shares to the Company for no consideration and 5,000,000 ordinary shares were cancelled. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Act, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to this annual report. As a convenience to potential investors, we provide the below description of Cayman Islands law and our Articles of Association.

General

Each Ordinary Share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by the Company; and

●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their ordinary shares.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “MGIH.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC.

Dividends

Holders of Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company.  At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Ordinary Share which such shareholder holds. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the Ordinary Shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Voting Rights

Holders of Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company.  At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote for each Ordinary Share which such shareholder holds. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the Ordinary Shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting.

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide at least seven days’ written notice counting from the date service is deemed to take place, stating the place, the day and the hour of the general meeting and, in the case of special business, the general nature of that business, to such persons who are entitled to receive such notices from the Company. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than 10% of the paid-up voting share capital of the Company in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding in aggregate at least a majority of the paid up voting share capital of the Company shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present and entitled to vote shall be a quorum. At every meeting, the shareholders present shall choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our Company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there are two or less Directors shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our Second Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may in their absolute discretion to decline the registration of the transfer of any Ordinary Shares without giving any reason save in certain circumstances.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid-up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our Second Amended and Restated Memorandum and Articles of Association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our Second Amended and Restated Memorandum and Articles of Association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares,  all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by at least a two-thirds majority of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

●	increase the share capital of our Company by new shares of such amount as it thinks expedient;

●	consolidate and divide all or any of our share capital into shares of larger amount than its existing shares of shares;

●	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Second Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Grand Court of the Cayman Islands (the “Grand Court”) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, the Companies Act contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder has the right to express to the Grand Court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares which are subject to the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to apply and follow the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle, and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances.

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

10.C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

10.D. Exchange controls

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

10.E. Taxation

The following sets forth the material Cayman Islands, Chinese, Vietnamese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, Zhong Lun Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law, and of RHTLaw Vietnam, our Vietnamese counsel, insofar as it relates to legal conclusions with respect to matters of Vietnamese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Generally

Millennium is a Cayman Islands company limited by shares and subject to Cayman Islands Laws. Millennium HK, Millennium Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Millennium Strategic, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited and Yee Woo Paper Packaging (HK) Company Limited are subject to Hong Kong laws. Huizhou Yimeinuo Industry Co., Ltd., Millennium (Huizhou) Technology Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium Shenzhen, Putian Xiqi Branding Strategy Co., Ltd., and Yee Woo Paper Industry (Shenzhen) Co., Ltd. are subject to PRC laws. MPG Global Company Limited is subject to Vietnamese laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our Ordinary Shares.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Ordinary Shares. In particular, this summary is directed only to U.S. Holders that hold Ordinary Shares as capital assets and does not address all of the tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax exempt entities, partnerships (including any entities treated as partnerships for U.S. federal income tax purposes) and the partners therein, holders that own or are treated as owning 10% or more of our shares (measured by vote or value), persons holding Ordinary Shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Ordinary Shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Ordinary Shares that is a citizen or individual resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Ordinary Shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the Ordinary Shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our Ordinary Shares (including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the Ordinary Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the Ordinary Shares will be treated as qualified dividends if:

●	the Ordinary Shares on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

We will apply to list our Ordinary Shares on Nasdaq Capital Market, and the Ordinary Shares will qualify as readily tradable on an established securities market in the United States when they are approved and so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business and relevant market data, we do not believe that we were a PFIC for U.S federal income tax purpose with respect to our prior taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to be a PFIC for our current taxable year or in the foreseeable future.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our Ordinary Shares would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our Ordinary Shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional Ordinary Shares or rights to subscribe for Ordinary Shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of Dispositions of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the Ordinary Shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in the amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the Ordinary Shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign-source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the Ordinary Shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Ordinary Shares.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75 percent or more of our gross income for the taxable year is passive income; or

●	the average percentage of the value of our assets that produce or are held for the production of passive income, based on the average of four quarterly testing dates is at least 50 percent (the “asset test”).

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended June 30, 2021, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in our future offerings. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our Ordinary Shares and such U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares) and gain that the U.S. Holder recognizes on the sale or other disposition of our Ordinary Shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its Ordinary Shares. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our Ordinary Shares unless we cease to be a PFIC and the U.S. Holder makes a special “purging” election on Internal Revenue Service, or IRS, Form 8621. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her Ordinary Shares at death.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its Ordinary Shares to market, provided the Ordinary Shares are treated as “marketable stock.” The Ordinary Shares generally will be treated as marketable stock if the Ordinary Shares are “regularly traded” on a “qualified exchange or other market” (which includes the Nasdaq Capital Market). If the U.S. Holder makes a mark-to-market election, (i) the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its Ordinary Shares at year-end over the U.S. Holder’s basis in those Ordinary Shares and (ii) the U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of the U.S. Holder’s basis in its Ordinary Shares over their fair market value at year-end, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in its Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s Ordinary Shares in a year in which we are PFIC will be taxed as ordinary income in the year of sale, and any loss the U.S. Holder recognizes upon the sale will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-mark election.

The unfavorable rules described above may also be avoided if a U.S. Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains. We do not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Ordinary Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Ordinary Shares, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Ordinary Shares that are paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Vietnam Taxation

Vietnam currently levies taxes on individuals or corporations based upon income generated from investment in securities. U.S. Holders may be subject to Vietnamese personal income tax or corporate if satisfying relevant conditions under the laws of Vietnam.

As for personal income tax, personal income taxpayers include, among others, resident individuals with taxable income arising outside the territory of Vietnam. Residents are those individuals satisfying one of the following criteria: (i) being present in Vietnam for a period of 183 days or more within one calendar year or within 12 consecutive months from the date of entry into Vietnam; or (ii) having a regular resident location in Vietnam being a residential location for which permanent residence has been registered or a property rented pursuant to a lease for a term for residential purpose.

As for corporate income tax, (i) an enterprise established pursuant to the laws of Vietnam must pay tax on taxable income arising outside Vietnam, and (ii) a foreign enterprise with a resident establishment in Vietnam must pay tax on taxable income arising outside Vietnam and relating to the operation of such resident establishment. Resident establishment of a foreign enterprise means a production and/or business establishment via which a foreign enterprise conducts part or all of its production and/or business activities in Vietnam such as branches, operational offices and other forms as provided under the laws of Vietnam.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended June 30, 2023, 2022 and 2021.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the ordinary share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of actual or constructive receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date hereof.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that all distributions will be treated as a dividend even if a particular distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in our future offerings, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise.

Accordingly, fluctuations in the market price of the ordinary share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to your ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary share, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary share will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares (in the case of ordinary shares obtained through the exercise of warrants, the holding period will include the holding period of the underlying warrants);

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income earned in the current taxable year; and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate on ordinary income in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary share cannot be treated as capital, even if you hold the ordinary share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the ordinary shares are regularly traded on the Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock (but not warrants) in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary share. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC (no such election is available to warrants). A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes. U.S. shareholders may make a purging election and make a simultaneous qualified electing fund (QEF) election if the foreign corporation remains a PFIC at the time of the purging election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures about Market Risk”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

14.A. – 14.D.  Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

Not applicable for annual reports on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of December 31, 2022, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

●	Hire addition personnel with experience in US GAAP financial reporting and control procedures; and

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

[Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Jing Chen qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at http://m.zjjzxny.cn/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

WWC, P.C. (“WWC”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended June 30, 2023 and 2022, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

WWC’s fee for the fiscal year ended June 30, 2023 was $210,000; for the fiscal year ended June 30, 2022 was $128,000; for the fiscal year ended June 30, 2021 was $280,000.

Audit-Related Fees

There was no audit-related service fees incurred from WWC for the fiscal years ended June 30, 2023, 2022 or 2021.

Tax Fees

There was no tax service fees incurred from WWC for the fiscal years ended June 30, 2023, 2022 or 2021.

All Other Fees

There was no other service fees incurred from WWC in fiscal year ended June 30, 2023, 2022 or 2021.

Audit Committee Pre-Approval Policies

WWC’s engagement by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by WWC have been approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2023.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must obtain its shareholders’ approval of all equity compensation plans and any material amendments to such plans. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company.

The insider trading policy establishes guidelines and procedures for the following:

1. No Trading: No Affiliate can trade any securities or enter into a trading plan while possessing material non-public information about us. Affiliates in possession of such information must wait for a 48-hour period after public disclosure and the lapse of one full trading day on Nasdaq before trading. Additionally, affiliates cannot trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

2. Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies. If in doubt, consult the compliance officer before trading.

3. No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

4. Confidentiality: No Affiliate may communicate any material information to anyone outside our Company under any circumstances unless approved by the compliance officer in advance, or to anyone within the Company other than on a need-to-know basis.

5. No Comment: No Affiliate may discuss any internal matters or developments of our Company with anyone outside our Company, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an affiliate receives any inquiries about our group or its securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.

6. Corrective Action: If any information that may be considered material information is unintentionally disclosed, any affiliate with knowledge of the disclosure should notify the compliance officer immediately. This allows our Company to determine if any corrective action, such as public disclosure, is necessary.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association, filed as Exhibit 3.1 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
1.2	Second Amended and Restated Memorandum of Association, filed as Exhibit 3.2 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
2.2	Description of Securities
4.1	Director Offer Letter to Ming Hung Lai, filed as exhibit 10.1 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.2	Employment Agreement with Ming Yan Lai, filed as exhibit 10.2 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.3	Director Offer Letter to Wing Wai “John” Au, filed as exhibit 10.3 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.4	Director Offer Letter to Sun Wai But
4.5	Director Offer Letter to Hok Han “Henry” Ko
4.6	Director Offer Letter to Hon Wai “Marco” Ku
4.7	Director Offer Letter to Hung Leung “Alan” Tsang
4.8	Sample Purchase Order, filed as exhibit 10.5 to the form F-1 filed on October 28, 2022 and incorporated by reference herein
8.1	List of Subsidiaries, filed as exhibit 21.1 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
11.2	Insider Trading Policy
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Millennium Group International Holdings Limited

By:	/s/ Ming Yan Lai
Name:	Ming Yan Lai
Title:	Director and Chief Executive Officer

Date: October 30, 2023

Millennium Group International Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Millennium Group International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Millennium Group International Holdings Limited and its subsidiaries (the “Company”) as of June 30, 2023, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years ended June 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three-year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2021.

San Mateo, California

October 30, 2023

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND 2022

	June 30,	June 30,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$27,576,622	$18,849,049
Restricted cash	-	598,402
Accounts receivable, net	10,313,371	18,069,511
Prepayments, other receivables and other current assets	1,001,694	927,987
Inventories, net	5,559,282	9,819,633
Total current assets	44,450,969	48,264,582
Non-current assets:
Property, plant and equipment, net	9,027,615	10,813,200
Right-of-use assets, net	3,076,855	4,076,816
Intangible asset, net	291,559	432,972
Deferred tax assets, net	397,212	313,315
Other non-current assets	1,798,927	2,108,914
Total non-current assets	14,592,168	17,745,217
Total Assets	59,043,137	66,009,799

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,411,605	$5,665,636
Other payables and accrued liabilities	2,105,028	3,169,289
Lease obligation – current	157,489	772,534
Bank borrowings	13,405,816	15,813,022
Tax payable	6,405	354,352
Total current liabilities	19,086,343	25,774,833

Non-current liabilities:
Lease obligation – non-current	37,992	146,927
Total non-current liabilities	37,992	146,927
Total liabilities	19,124,335	25,921,760

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.002 par value per share, 125,000,000 shares authorized as of June 30, 2023 and 2022, respectively; 11,250,000 and 10,000,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively	22,500	20,000
Additional paid-up capital	34,361,149	31,101,897
Statutory reserves	1,049,119	1,029,144
Accumulated other comprehensive loss	(3,785,555)	(708,677)
Retained earnings	8,271,589	8,645,675
Total shareholders’ equity	39,918,802	40,088,039
Total liabilities and shareholders’ equity	59,043,137	66,009,799

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2023, 2022 and 2021

	Year Ended June 30,
	2023	2022	2021

Revenues	45,598,620	66,232,757	64,565,269
Cost of revenues	(36,534,358)	(49,961,793)	(47,211,911)
Gross Profit	9,064,262	16,270,964	17,353,358

Operating expenses:
Selling and marketing expenses	(4,875,650)	(5,813,307)	(6,270,237)
General and administrative expenses	(5,270,966)	(4,922,075)	(5,982,887)
Total operating expenses	(10,146,616)	(10,735,382)	(12,253,124)

(Loss) income from operations	(1,082,354)	5,535,582	5,100,234

Other income (loss):
Other income	1,366,394	99,006	471,899
Other expenses	(31,095)	(234,269)	(661,492)
Interest expense	(684,358)	(425,791)	(444,747)
Total other income (loss), net	650,941	(561,054)	(634,340)

(Loss) income before income tax expenses	(431,413)	4,974,528	4,465,894

Income tax credit (expenses)	77,302	(897,157)	(800,084)

Net (loss) income	(354,111)	4,077,371	3,665,810

Other Comprehensive Loss
Foreign currency translation adjustment	(3,076,878)	(1,108,733)	2,215,358

Total Comprehensive (Loss) Income	(3,430,989)	2,968,638	5,881,168

Net (loss) income per share attributable to ordinary shareholders - basic and diluted	(0.03)	0.41	0.37
Weighted average number of ordinary shares used in computing net (loss) income per share - basic and diluted	10,301,370	10,000,000	10,000,000

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2023, 2022 and 2021

	Ordinary Shares		Additional		Accumulated other comprehensive
	No. of shares	Amount	paid-in capital	Statutory reserves	income (loss)	Retained earnings	Total
		$	$	$	$	$	$
Balance as of June 30, 2020	10,000,000	20,000	198,895	472,223	(1,815,302)	25,762,931	24,638,747
Appropriations to statutory reserves	-	-	-	276,039	-	(276,039)	-
Waiver of amounts due to shareholders	-	-	8,452,119	-	-		8,452,119
Deemed Distribution						(8,452,119)	(8,452,119)
Recapitalization	-	-	8,863,135	-	-	(8,863,135)	-
Release of reserves upon disposal of subsidiaries	-	-	-	(15,080)	-	-	(15,080)
Foreign currency translation adjustment	-	-	-	-	2,215,358	-	2,215,358
Receipt of share capital	-	-	3	-	-	-	3
Net income	-	-	-	-	-	3,665,810	3,665,810
Balance as of June 30, 2021	10,000,000	20,000	17,514,152	733,182	400,056	11,837,448	30,504,838
Appropriations to statutory reserves	-	-	-	295,962	-	(295,962)	-
Waiver of amounts due to shareholders	-	-	6,614,563	-	-	-	6,614,563
Recapitalization	-	-	6,973,182	-	-	(6,973,182)	-
Foreign currency translation adjustment	-	-	-		(1,108,733)	-	(1,108,733)
Net income	-	-	-	-	-	4,077,371	4,077,371
Balance as of June 30, 2022	10,000,000	20,000	31,101,897	1,029,144	(708,677)	8,645,675	40,088,039
Appropriations to statutory reserves	-	-	-	19,975	-	(19,975)	-
Issuance of shares	1,250,000	2,500	3,259,252	-	-	-	3,261,752
Foreign currency translation adjustment	-	-	-		(3,076,878)	-	(3,076,878)
Net loss	-	-	-	-	-	(354,111)	(354,111)
Balance as of June 30, 2023	11,250,000	22,500	34,361,149	1,049,119	(3,785,555)	8,271,589	39,918,802

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2023, 2022 and 2021

	Year Ended June 30,
	2023	2022	2021
Cash Flows from Operating Activities:
Net (loss) income	(354,111)	4,077,371	3,665,810
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,702,331	1,936,061	2,134,522
Impairment of inventories	133,218	71,143	(4,667)
(Reversal of allowance) allowance for bad debts	(116,846)	10,450	(1,738)
Gain on disposal of property, plant and equipment	(1,949)	-	-
Changes in operating assets and liabilities:
Deferred tax assets	(106,103)	(68,194)	(3,868)
Accounts receivables	6,690,275	(1,388,981)	(1,376,774)
Prepayments, other receivables and other assets	(476,360)	(951,573)	555,605
Inventories	3,408,444	(633,043)	(1,437,696)
Prepaid tax	-	378,726	(151,522)
Right-of-use assets	777,309	840,151	1,011,493
Lease obligation	(683,205)	(740,604)	1,534,554
Accounts payable	(1,586,850)	1,384,898	(443,378)
Other payables and accrued liabilities	(226,444)	(1,188,273)	400,468
Tax payable	(342,621)	354,863	-
Related party balances – trade nature	(707,311)	(2,043,395)	(542,054)
Net Cash Provided by Operating Activities	8,109,777	2,039,600	5,340,755

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(186,565)	(510,780)	(808,302)
Proceeds from disposal of property, plant and equipment	-	41,301	364,778
Purchase of intangible assets	(29,955)	(29,808)	(418,405)
Repayments from related parties	-	2,567,531	(604,120)
Net Cash (Used in) Provided by Investing Activities	(216,520)	2,068,244	(1,466,049)

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares	4,227,000	-	-
Repayment of bank borrowings	(18,662,822)	(27,289,939)	(19,357,846)
Proceeds from bank borrowings	16,235,091	26,425,399	17,493,981
Recapitalization - Dividends paid	-	(8,863,135)	-
Recapitalization – Dividends reinjected as additional paid-in capital	-	8,863,135	-
Repayment of loan to related company	-	(1,864,965)	-
Repayments to related parties	-	(2,855,605)	(5,446,236)
Net Cash Provided by (Used in) Financing Activities	1,799,269	(5,585,110)	(7,310,101)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,563,355)	(345,360)	1,302,751

Net Increase (Decrease) in Cash and Cash Equivalents	8,129,171	(1,822,626)	(3,435,395)

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	19,447,451	21,270,077	23,402,721

Cash, Cash Equivalents and Restricted Cash - End of Year	27,576,622	19,447,451	21,270,077

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(684,358)	(429,976)	(466,964)
Cash paid for income taxes	(614,026)	(516,793)	(841,463)

Supplemental significant non-cash financing activities:
Waiver of amounts due to shareholders	-	6,614,563	8,452,119
Deemed distribution	-	-	(8,452,119)
Recapitalization - transfer out of retained earnings	-	(6,973,182)	(8,863,135)
Recapitalization - transfer into additional paid in capital	-	6,973,182	8,863,135
Prepaid offering costs net off with additional paid-in capital	515,952	-	-

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Business Background

On May 21, 2021, Millennium Group International Holdings Limited (the “Company” or the “Group”) was incorporated in the Cayman Islands, as an investment holding company. The Company is primarily engaged in providing paper-based packaging solution. The Company is headquartered in Hong Kong with significant operations in the People’s Republic of China (“PRC” or China) and Vietnam. The Company operates two production facilities in the Guangdong Province of the PRC. The Company also operates a supply chain management business in Vietnam to provide premium packaging solutions to meet the demand of the Company’s top-tier clients whose products are sold globally.

A group reorganization of the legal structure was completed in on January 19, 2022. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the years ended June 30, 2022 and 2021.

Initial Public Offering

On April 4, 2023, the Company announced the closing of its initial public offering (“IPO”) of 1,250,000 ordinary shares, US$0.002 par value per share (“Ordinary Shares”) at an offering price of US$4.00 per share for a total of US$5,000,000 in gross proceeds. The Company raised total net proceeds of $4.2 million after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters, Revere Securities, LLC, as the Underwriter Representative, an option for a period of 45 days after the closing of the initial public offering to purchase up to 15% of the total number of the Company’s ordinary shares to be offered by the Company pursuant to the IPO (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount. The ordinary shares of the Company began trading on the Nasdaq Capital Market on April 6, 2023 under the ticker symbol “MGIH”.

As of June 30, 2023, the Company’s subsidiaries are detailed in the table as follows:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Name	or Establishment	or Establishment	(directly/indirectly)	Principal Activities
Subsidiary:
Millennium Investment International Limited	September 13, 2019	HK	100%	Investment holding
Millennium Printing (Shenzhen) Co., Ltd	December 3, 2007	The PRC	100%	Investment holding and Manufacturing of paper-based packaging
Yee Woo Paper Industry (Shenzhen) Co., Ltd.	August 21, 2001	The PRC	100%	Manufacturing of paper-based packaging
Putian Xiqi Branding Strategy Co., Ltd	September 30, 2017	The PRC	100%	Trading of paper-based packaging
Millennium Packaging Technology (Huizhou) Co., Ltd.	March 6, 2020	The PRC	100%	Dormant
Millennium (Huizhou) Technology Co., Ltd.	January 19, 2020	The PRC	100%	Property holding
Huizhou Yimeinuo Industry Co., Ltd.	April 7, 2017	The PRC	100%	Property holding
Millennium Strategic International Limited	November 13, 2019	HK	100%	Investment holding
Wah Tong Investment International Limited	October 18, 2019	HK	100%	Dormant
Yee Woo Paper Investment International Limited	November 15, 2019	HK	100%	Dormant
Millennium Printing International Limited	May 12, 2000	HK	100%	Trading of paper based packaging
Millennium Packaging Group International Limited	August 13, 2003	HK	100%	Investment holding and trading
Yee Woo Paper Packaging (HK) Company Limited	December 13, 2018	HK	100%	Trading of paper-based packaging
MPG Global Company Limited	March 9, 2018	Vietnam	100%	Trading of paper-based packaging
Millennium Group Investment (BVI) Limited	May 20. 2021	BVI	100%	Investment holding
Millennium Holdings International Limited	September 23, 2019	HK	100%	Investment holding
Yee Woo Vietnam Paper Products Company Limited	August 3, 2022	Vietnam	100%	Dormant

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, significant accounting estimates reflected in the Company’s consolidated financial statements include useful lives of property, plant and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HK$”), its Vietnam subsidiaries is the Vietnamese dong (the “VND”), and its PRC subsidiaries is the Renminbi (the “RMB”). Results of operations and cash flows are translated at the average exchange rates during the year, and assets and liabilities are translated at the exchange rate at the end of the year. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from HK$ into US$ has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2022	HK$7.85 to US$1
June 30, 2023	HK$7.84 to US$1

Statement of operations and cash flow items:
June 30, 2021	HK$7.76 to US$1
June 30, 2022	HK$7.80 to US$1
June 30, 2023	HK$7.84 to US$1

Translation of amounts from RMB into US$ has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2022	RMB6.70 to US$1
June 30, 2023	RMB7.26 to US$1

Statement of operations and cash flow items:
June 30, 2021	RMB 6.62 to US$1
June 30, 2022	RMB 6.45 to US$1
June 30, 2023	RMB 6.95 to US$1

Translation of amounts from VND into US$ has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2022	VND23,263 to US$1
June 30, 2023	VND23,583 to US$1

Statement of operations and cash flow items:
June 30, 2021	VND23,068 to US$1
June 30, 2022	VND22,860 to US$1
June 30, 2023	VND23,706 to US$1

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. The Group’s restricted cash primarily represents deposits pledged to banks to secure banking facilities granted to the Company. The restricted deposits for the banking facilities have been fully released by respective bank in September 2022 with the revised bank facilities.

Accounts receivable, net

Accounts receivable represents trade receivables from customers. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Periodically, management reviews the adequacy of its provision for doubtful accounts based on historical bad debt expense results and current economic conditions using factors based on the aging of its accounts receivable. Additionally, the Company may identify additional allowance requirements based on indications that a specific customer may be experiencing financial difficulties. Actual bad debt results could differ materially from these estimates. As of June 30, 2023, and 2022, the balance of allowance for doubtful accounts was $70,345 and $186,909, respectively. While management uses the best information available upon which to best estimates, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used for the purposes of analysis. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts.

Prepayments, other receivables and other current assets

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest.

Other receivables and other current assets primarily include deposits for rental, VAT input and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Receivables considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Inventories, net

Inventories consist principally of raw materials, work-in-progress and finished goods, and are stated at the lower of cost (average cost method) or net realizable value. Cost of inventories includes labor, raw materials, and allocated overhead.

Intangible asset, net

Intangible asset is computer software acquired by the Company, it is stated at cost less accumulated amortization and any impairment losses. The intangible assets will be amortized on a straight-line basis over the estimated useful life of 5 years.

Property, Plant and Equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property, plant, and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

The Company depreciates property, plant, and equipment using the straight-line method as follows:

Buildings	20 years to 50 years

Leasehold improvements	5 years

Plant and machinery	5 years to 20 years

Motor Vehicles	5 years to 10 years

Office equipment	5 years to 10 years

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived asset

Long-lived assets, representing property, plant and equipment and intangible asset with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2023, and 2022, no impairment of long-lived assets was recognized.

Leases

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our lease is included in operating lease right-of-use (ROU) asset, Current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

All land in mainland China is owned by the Chinese government. The Chinese government may sell land use rights for a specified period of time. The purchase price of land use rights represents the operating lease prepayments for the rights to use the land in mainland China under ASC 842 and is recorded as right-of-use assets on the consolidated balance sheets, which is amortized over the remaining lease term.

In July 2000, the Company acquired land use rights from the local Bureau of Land and Resources in Shenzhen for the purpose of building factory. The land use rights are being amortized over the respective lease terms, which are 50 years. In the inception date of lease term, the Company has fully paid the lease payment to the PRC government.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other non-current assets

Other non-current assets mainly include prepayment for land cost in Vietnam of approximately USD 1,798,927 and USD 1,592,962, and capitalized listing fees of approximately Nil and USD 515,953 as of June 30, 2023 and 2022, respectively. The prepayment for land cost in Vietnam is related to a contract for the right to use of a land in Vietnam for a consideration of VND 102,476,000,000 (approximately USD 4,455,000). The details of capital commitment are set out in the Note 19.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represents trade payables to vendors.

Other payables and accrued liabilities

Other payables and accrued liabilities primarily include contract liabilities, salaries payable as well as others accrual and payable.

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Statutory Reserves

According to the laws and regulations in the PRC, the Company is required to provide for certain statutory funds, namely, a reserve fund by an appropriation from net profit after taxation but before dividend distribution based on the local statutory financial statements of the PRC subsidiary prepared in accordance with the PRC accounting principles and relevant financial regulations.

Each of the Company’s wholly owned subsidiary in the PRC are required to allocate at least 10% of its net profit to the reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriations of additional reserve fund are determined at the discretion of its directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital.

Employee Benefit Plan

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

Qualified employees of the Hong Kong entities participate in Mandatory Provident Fund and company’s medical insurance plan. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$27,796.

During the years ended June 30, 2023, 2022 and 2021, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred on both government mandated multi-employer defined contribution plan in the PRC and Mandatory Provident Fund Scheme in Hong Kong were US$1,205,697, US$1,090,943 and US$1,056,894, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during the years ended June 30, 2023, 2022 and 2021 and balances as of June 30, 2023 and 2022 are set out in the note 11.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires the Company to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. The company derives revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual standalone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the performance obligation. If a performance obligation is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that performance obligation. Typically, performance obligation for products where the process is described as below, the performance obligation is satisfied at point in time.

The Company currently generates its revenue mainly from the following sources:

a.	Revenue from sales of paper products

For the sales of paper products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 12 below.

b.	Revenue from provision of supply chain management solution

The Company provides supply chain management solutions to its customers by designing packaging products, designating approved raw materials for manufacturing of those packaging products, contracting viable manufacturers, and arranging delivery of those packaging products to end customers. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer indicates that the Company has completed all steps set forth above such as design, manufacture and delivery in order to substantially complete all the services agreed upon in the purchase order. Delivery of the product to the customer is also the point at which title to that asset passes to the customer. The completion of this earning process is typically evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 12 below.

Following the adoption of ASC 606, we considered the guidance set forth in ASC 340-40, and determined that an asset would be recognized from costs incurred to fulfill a contract under ASC 340-40-25-5 only if those costs meet all of the following criteria:

●	The costs relate directly to a contract or an anticipated contract that the entity can specifically identify (for example, costs relating to services to be provided under the renewal of an existing contract or costs of designing an asset to be transferred under a specific contract that has not yet been approved).

●	The costs generate or enhance resources of the entity that will be used in satisfying (or continuing to satisfy) performance obligations in the future.

●	The costs are expected to be recovered.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

Costs that relate directly to a contract include direct material, labor cost, subcontracting fee and allocated overhead including utilities, depreciation, and other overhead costs.

We elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfilment activity and has been presented as transportation costs which is include in selling and marketing expenses.

Cost of revenues

a.	Cost of sales of paper products

Cost of sales of paper products, which are directly related to revenue generating transactions, primarily consists of raw paper cost, labour cost and allocated overhead.

b.	Cost of provision of supply chain management solution

Cost of provision of supply chain management solution, which are directly related to revenue generating transactions, primarily consists of cost of purchase of finished goods and shipping costs.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff costs and employee benefits of sales team, consultancy fee for market research and product development, advertising expenses and transportation and handling expenses.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, research and development costs, communication and expenses related to general operations.

Income Taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value Added Tax

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income (loss) for the years and the foreign currency translation adjustments.

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and has determined that the Company has only one reportable segment. The Company operates and manages its business as a single segment. Please refer to Note 17 to the consolidated financial statement for the Company’s revenue from customers by geographical areas based on the location of the customers.

Earnings Per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended June 30, 2023, 2022 and 2021, there were no dilution impact.

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company has not early adopted this update and it will become effective on January 1, 2023. The Company is still evaluating the impact of accounting standard of credit losses on the consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning July 1, 2022 and interim periods beginning July 1, 2023. Early adoption is permitted. The Company does not expect any material impact on the Company’s consolidated financial statements and related disclosures.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the Company’s consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU 2021-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2021-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) Cash and cash equivalents

Cash and cash equivalents on its original currencies were shown below:

	As of June 30,
	2023	2022
	$	$
HKD	7,610,774	6,437,550
RMB	7,156,490	6,960,332
USD	12,723,146	5,253,021
VND	86,212	198,146
Total	27,576,622	18,849,049

The PRC government impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency.

(4) Restricted cash

Restricted cash were Nil and US$598,402 as of June 30, 2023, and 2022, respectively. The restricted cash represented deposits pledged to Hang Sang Bank Limited to secure banking facilities granted to the Company. The restricted deposits for the banking facilities have been fully released by respective bank in September 2022 with the revised bank facilities

(5) Accounts receivable, net

Accounts receivable, net comprised the following:

	As of June 30,
	2023	2022
	$	$
Accounts receivable	10,383,716	18,256,420
Allowance for doubtful accounts	(70,345)	(186,909)
Total	10,313,371	18,069,511

Allowance for doubtful accounts, net consists of the following:

	As of June 30,
	2023	2022
	$	$
Beginning balance	186,909	228,413
Reversals	(116,846)	(509)
Write-offs	(3,653)	(36,333)
Foreign currency exchange effect	3,935	(4,662)
Ending balance	70,345	186,909

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of June 30,
	2023	2022
	$	$
Within 90 days	9,821,889	16,375,095
Between 91 and 180 days	491,063	1,631,296
Between 181 and 365 days	419	63,120
	10,313,371	18,069,511

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) Prepayments, other receivables and other current assets

Prepayments, other receivables and other current assets consisted of the following as of June 30, 2023, and 2022:

	As of June 30,
	2023	2022
	$	$
Prepayments	552,458	843,249
Deposits	238,481	47,057
Other receivables	48,615	37,681
VAT receivables	162,140	-
	1,001,694	927,987

(7) Inventories, net

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

The components of inventories were as follows:

	As of June 30,
	2023	2022
	$	$
Raw materials	4,167,531	7,447,022
Work in progress	518,352	976,246
Finished goods	1,606,296	2,052,148
Total inventories, gross	6,292,179	10,475,416
Inventories impairment	(732,897)	(655,783)
Total inventories, net	5,559,282	9,819,633

Inventories impairment consists of the following:

	As of June 30,
	2023	2022
	$	$
Beginning balance	(655,783)	(613,831)
Addition	(133,218)	(71,143)
Write-offs	-	(4,470)
Foreign currency exchange effect	56,104	33,661
Ending balance	(732,897)	(655,783)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) Property, plant and equipment, net

As of June 30, 2023, and 2022, property, plant and equipment, net consisted of the following:

	As of June 30,
	2023	2022
	$	$
Buildings	7,159,632	7,150,233
Leasehold improvements	3,277,579	3,322,323
Plant and machinery	15,780,713	17,165,746
Motor vehicles	528,093	579,016
Office equipment	1,800,073	1,869,634
Totals	28,546,090	30,086,952
Less: accumulated depreciation	(19,518,475)	(19,273,752)
Property, plant and equipment, net	9,027,615	10,813,200

Depreciation expense was US$1,556,069, US$1,792,022 and US$1,901,586 for the years ended June 30, 2023, 2022 and 2021, respectively. No impairment loss was recorded for the years ended June 30, 2023, 2022 and 2021.

(9) Leases

Our operating leases primarily consist of leases of office, factories buildings and factory equipment. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on July 1, 2019 using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. We used the incremental borrowing rate of 4.25% as the discount rate, based on the information available at commencement date in determining the present value of lease payments. In addition, adoption of the new standard resulted in the recording of right of use assets and associated lease liabilities of approximately US$3,733,913 and US$31,890, respectively, as of July 1, 2019.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases was as follows:

	As of June 30,
	2023	2022
	$	$
Operating lease:
Operating lease right-of-use assets	3,076,855	4,076,816

Current operating lease obligation	157,489	772,534
Non-current operating lease obligation	37,992	146,927
Total operating lease obligation	195,481	919,461

Operating lease expenses for the years ended June 30, 2023, 2022 and 2021 were US$790,417, US$814,377 and US$487,298, respectively.

The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of June 30, 2023:

As of June 30, 2023
$
Year ending June 30, 2024	160,979
Year ending June 30, 2025	26,038
Year ending June 30, 2026	13,397
Total undiscounted lease obligations	200,414
Less: imputed interest	(4,933)
Lease liabilities recognized in the consolidated balance sheet	195,481

The lease obligations will end between 31 August 2023 and 25 April 2054. The weighted-average discount rate used to determine the operating lease liabilities as of June 30, 2023 was 4.75%.

(10) Bank borrowings

Outstanding balances of banks borrowings as of June 30, 2023 and 2022 consisted of the following:

	As of June 30,
	2023	2022
Bank borrowings:
Guaranteed	10,300,386	7,899,914
Collateralized and guaranteed	3,105,430	7,913,108
	13,405,816	15,813,022

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The details of bank borrowings as at June 30, 2023 and 2022 are as follows:

		Maturity		Weighted- average interest rate		As of June 30,
Lender	Type	date	Currency	2023	2022	2023	2022
DBS Bank Hong Kong Limited	Bank borrowing	November 2027	HKD	3.8%	2.8%	3,515,952	2,250,626
Bank of China (Hong Kong) Limited	Bank borrowing	June 2027	HKD	6.4%	2.5%	6,393,244	8,403,810
Hang Sang Bank Limited	Bank borrowing	August 2023	HKD	6.3%	3.8%	3,496,620	4,139,016
Industrial and Commercial Bank of China (Asia) Limited	Bank borrowing	July 2022	HKD	-	2.2%	-	1,019,570
Total bank borrowings						13,405,816	15,813,022

	Carrying value	Within 1 year or on demand	2025	2026	2027	Thereafter
	$	$	$	$	$	$
Loan type in terms of currency
June 30, 2023	13,405,816	13,405,816	-	-	-	-
	13,405,816	13,405,816	-	-	-	-

	Carrying value	Within 1 year or on demand	2025	2026	2027	Thereafter
	$	$	$	$	$	$
Loan type in terms of currency
June 30, 2022	15,813,022	15,813,022	-	-	-	-
	15,813,022	15,813,022	-	-	-	-

The average bank borrowings rates for the years ended June 30, 2023, and 2022 were approximately 5.69% and 2.73%, respectively.

As of June 30, 2023, and 2022, the Company had bank borrowings amounted to US$13,405,816 and US$15,813,022, respectively, which contained repayment on demand clauses as of June 30, 2023 and 2022, respectively. Accordingly, portions of the bank borrowings with Bank of China (Hong Kong) Limited contractually due for repayment after one year as of June 30, 2023 and 2022 with carrying amounts of US$4,004,549 and US$3,081,883, respectively, have been classified as current liabilities. For the purpose of the illustration, such bank borrowing is included within short-term bank borrowings and represented as bank borrowings repayable within one year or on demand.

Total interest expenses for the bank borrowings for the years ended June 30, 2023, 2022 and 2021 were US$684,358, US$403,862 and US$444,747, respectively.

Saved to the above disclosure, the following table represent other major loan covenants of aforementioned bank loans:

(i)	the pledge of certain of the Company’s restricted cash amounting to nil and US$598,402 as of June 30, 2023 and 2022.

(ii)	guarantees given by certain shareholders namely Mr. Lai Yau Chuen, Mr. Lai Yau Fai, Mr. Lai Yau Chi and Mr. Lai Yau Sang as of June 30, 2022. The guarantees are released as of June 30, 2023.

(iii)	guarantees given by certain related companies controlled by the shareholders namely Wah Tong Paper Products Factory Limited, Printec (Kun Shan) Limited and Yee Woo Paper Packaging (China) Company Limited as of June 30, 2022. The guarantees are released as of June 30, 2023.

(iv)	the pledge of a leasehold land located in Huizhou, China held by the Company as of June 30, 2023 and 2022.

(11) Related Party Balance and Transactions

There are no outstanding balances as of June 30, 2023 and 2022.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following represents the significant related party transactions for the years ended June 30, 2023, 2022 and 2021.

				For the year ended June 30,	For the year ended June 30	For the year ended June 30,
				2023	2022	2021
	Relationship	Nature	Description	US$	US$	US$
M-GEN Innovation Company Limited (hereafter “MGI”)	Common controlled by the shareholders	Trade nature	The Company’s sales	-	26,095	141,507
		Trade nature	The Company’s receipt of sales	-	(152,869)	(18,732)
		Non-trade nature	The Company’s advance paid to M-GEN Innovation Company Limited (Note 1(a))	-	-	570,609
		Non-trade nature	The Company’s receipt of advance repaid from M-GEN Innovation Company Limited (Note 1(a))	-	(926,047)	(161,592)
Wah Tong Paper Products Group Limited (hereafter “WTPPG”)	Common controlled by the shareholders	Trade nature	Management fee incurred by the Company	-	-	(501,515)
		Trade nature	The Company’s payment on management fee	-	-	541,553
		Non-trade nature	The Company’s (repayment from)/advance paid to Wah Tong Paper Products Group Limited (Note 1 (b))	-	(515,132)	515,132
Wah Tong Paper Products Factory Limited (hereafter “WTPPF”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	-	-	(211,574)
		Trade nature	The Company’s payment on rental expenses	-	-	211,574
		Non-trade nature	Decrease of an amount due from Wah Tong Paper Products Factory Limited as a result of separation of YWPPC (Note 2)	-	-	(2,058,539)
		Non-trade nature	The Company’s repayment from Wah Tong Paper Products Factory Limited	-	(1,080,604)	-
		Non-trade nature	The Company’s repayment to/(advance from) Wah Tong Paper Products Factory Limited (Note 1 (c))	-	89,145	(89,145)
Wah Tung Thai Logistics (Shenzhen) Limited (hereafter “WTTLSZ”)	Common controlled by the shareholders	Trade nature	Logistic fee incurred by the Company	-	(6,109)	(69,931)
		Trade nature	The Company’s payment on the logistic fee	-	6,109	77,571
		Trade nature	Rental income earned by the Company	-	-	35,599
		Trade nature	The Company’s receipt of rental income	-	-	(35,599)
		Trade nature	The Company’s receipt of sales	-	(15,998)	-
		Non-trade nature	The Company’s receipt of advance repaid from by Wah Tung Thai Logistics (Shenzhen) Limited (Note 1(d))	-	-	(320,029)
		Non-trade nature	The Company’s repayment to Wah Tung Thai Logistics (Shenzhen) Limited (Note 1 (d))	-	5,544	-
Sing Wise Limited (hereafter “Sing Wise”)	Common controlled by the shareholders	Trade nature	Import service incurred by the Company	-	-	(1,586)
		Trade nature	The Company’s payment to import service	-	-	1,869
		Trade nature	The Company’s sales	-	-	18,679
		Trade nature	The Company’s receipt of sales	-	(7,072)	(14,411)
		Non-trade nature	The Company’s repayment to Sing Wise Limited	-	4,921	-
		Non-trade nature	Decrease of an amount due from Sing Wise Limited as a result of separation of YWPPC (Note 3)	-	-	(380,188)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Wah Tung Thai Logistics Company Limited (hereafter “WTTL”)	Common controlled by the shareholders	Trade nature	Transportation expenses incurred by the Company	-	(10,365)	(105,464)
		Trade nature	The Company’s payment to Transportation expenses	-	14,507	112,106
		Trade nature	The Company’s sales	-	-	57,283
		Trade nature	The Company’s receipt of sales	-	-	(50,168)
Kunshan Chuangke Printing Products Co., Ltd	Common controlled by the shareholders	Trade nature	The Company’s payment on purchase	-	2,161,721	-
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common controlled by the shareholders	Trade nature	Rental expenses incurred by the Company	(707,311)	(528,986)	(396,215)
		Trade nature	The Company’s payment on the rental expenses	707,311	865,767	59,434
		Non-trade nature	Increase of an amount due to Yee Woo Paper Packaging (China) Company Limited as a result of separation of YWPPC (Note 4)	-	-	(2,062,599)
		Non-trade nature	The Company’s repayment to Yee Woo Paper Packaging (China) Company Limited (Note 4)	-	2,062,599	-
Kilomate Enterprises Limited (hereafter “Kilomate”)	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Kilomate Enterprises Limited (Note 5)	-	-	236,206
Millennium Investment International (BVI) Limited	Common controlled by the shareholders	Non-trade nature	Decrease of an amount due to Millennium Investment International (BVI) Limited (Note 6)	-	-	1,580,168
Lai Por	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-
Lai Yau Shing	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lai Yau Chuen	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. And Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-
Lai Yau Sang	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-
Lai Yau Fai	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. And Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-
Lai Yau Chi	Controlling shareholder	Non-trade nature	Company’s acquisition of Yee Woo Paper Industry (Shenzhen) Co., Ltd. And Millennium Printing International Limited (Note 7)	-	-	(1,674,429)
		Non-trade nature	Decrease of an amount due to shareholder (Note 8)	-	-	1,883,003
		Non-trade nature	The Company’s net repayment to shareholders (Note 1(e))	-	115,566	985,451
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders (Note 9)	-	(1,162,197)	-
		Non-trade nature	Dividend waived and capitalized as additional paid in capital (Note 9)	-	1,162,197	-
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital (Note 10)	-	1,102,427	-

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

All these companies were controlled by the shareholders of Millennium Group International Holdings Ltd (hereafter “MGIH”) and funds were used between these companies for efficient fund utilization purposes.

(a)	The amounts represented the advance to MGI to meet its working capital needs and payment on behalf of MGI for the purchase of raw materials. The receipt of advance repaid represented the repayment from MGI.

(b)	The amount represented the advance to WTPPG to meet its working capital needs. The receipt of advance repaid represented the repayment from WTPPG.

(c)	The advance receipt represented the advance from WTPPF to meet our working capital needs. The repayment represented the repayment to WTPPF.

(d)	The amount represented the advance to WTTLSZ to meet its working capital needs. The receipt of advance repaid represented the repayment from WTTLSZ.

(e)	The amount represented the net repayment to shareholders regarding the advances for the working capital of the group in prior years.

(f)	The related party balances between YWPPC and WTPPF was arisen from advancement to WTPPF by YWPPC to meet its working capital needs. Please also see Note 2 for more details.

(g)	The related party balances between YWPPC and Sing Wise was arisen from advancement to Sing Wise by YWPPC to meet its working capital needs. Please also see Note 3 for more details.

(h)	The related party balances between YWPPC and MGIH Group companies was arisen from advancement to MGIH Group companies by YWPPC to meet their working capital needs. Please also see Note 4 for more details.

(i)	The related party balances between MII and MGIH Group companies was arisen from advancement to MGIH Group companies by MII to meet their working capital needs. Please also see Note 6 for more details.

*	The movement as mentioned in notes 1(a) to (e) above was already included in statements of cash flows.

Note 2#

Before December 31, 2020, while YWPPC was still in the group, YWPPC has an amount due from WTPPF (Note 1 (f)). In other words, the group has an amount due from WTPPF. The separation of YWPPC from the group after December 31, 2020, resulted in decrease in amount due from WTPPF.

Note 3#

Before December 31, 2020, while YWPPC was still in the group, YWPPC has an amount due from Sing Wise (Note 1 (g)). In other words, the group has an amount due from Sing Wise. The separation of YWPPC from the group after December 31, 2020, resulted in a net decrease in amount due from Sing Wise.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4#

Before December 31, 2020, YWPPC was under our groups of companies commonly held by the shareholders of MGIH and all amounts due to this company by group companies were consolidated in the financial statements and intercompany balances were eliminated within the group. The group companies had a net amount due to YWPPC at that time (Note 1 (h)). The separation of YWPPC from the group after December 31, 2020, resulted in a net increase in amount due to YWPPC and the outstanding amounts were no longer eliminated in the consolidated financial statements of MGIH for the year ended June 30, 2021. The outstanding amounts were then fully settled during the year ended June 30, 2022.

Note 5#

Kilomate is commonly held by the shareholders of MGIH Group. Kilomate had rental income from third parties before June 30, 2021 and transferred the right to receive rental income to companies in MGIH Group on its behalf and thus resulted in an amount due to Kilomate by MGIH Group. As a result of the MGIH shareholders’ undertaking to assume the liabilities due to Kilomate by the MGIH Group, the amount originally due to Kilomate by MGIH Group became amount due to the shareholders of MGIH and thus resulted in a decrease in amount due to Kilomate on June 30, 2021. The shareholders waived such amount due to them which was then recognized as additional paid-in capital in the year ended June 30, 2022. Please also see note 10 for details.

Note 6#

MII is commonly held by the shareholders of MGIH Group which had an amount due to MII (Note 1 (i)). On June 30, 2021, MII assigned the amount due to MII by MGIH to the shareholders of MII. As a result, the amount originally due to MII became amount due to the shareholders of MII who are the same shareholders of MGIH and thus resulted in a decrease in amount due to MII on June 30, 2021. The shareholders of MGIH waived such amount due to them which was then recognized as additional paid-in capital in the year ended June 30, 2022. Please also see note 10 for details.

Note 7#

The amount represented the aggregate increase in amount due to shareholders approximately $1.7 million for the year ended June 30, 2021, which was due to the following two transactions.

Before December 31, 2020, while YWPPC was still in the group, YWPISZ was the subsidiary of YWPPC. MGIH Group then acquired YWPISZ from YWPPC. YWPPC transferred the right to receive the proceeds from sales of YWPISZ to the shareholders of MGIH Group on October 19, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. In the year ended June 30, 2022, the shareholders waived the proceeds which were to be capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that will be recognized as additional paid-in capital and resulted in a decrease in amount due to shareholders, please also see note 10 for details.

Before December 21, 2020, MGIH Group acquired MPI from MII and Gramade Investments Limited (hereafter “Gramade”). MII and Gramade transferred the right to receive the proceeds from sales of MPI to the shareholders of MGIH Group on December 21, 2020. As a result, there was an increase in amount due to shareholders as of June 30, 2021. In the year ended June 30, 2022, the shareholders waived the proceeds which were being capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that will be recognized as additional paid-in capital and resulted in a decrease in amount due to shareholders, please also see note 10 for details.

Note 8#

The decrease in amount due to individual Controlling Shareholders for the year ended June 30, 2021 consists of net effect of the following:

(1)	decrease in amount due to shareholders amounting to $2.45 million for each shareholder which was capitalized under the Controlling Shareholder’s waiver of amount due to the Controlling Shareholders by the Group that was recognized as additional paid-in capital;

(2)	Amount transferred to shareholders by Kilomate and MII as described in Note 5 and Note 6 above amounting to $0.04 million and $0.26 million, respectively; and

(3)	Decrease in amount due from shareholders was arisen from separation of YWPPC from the group and at that time YWPPC carried amount due from shareholders amounting to $0.26 million before December 31, 2020. As YWPPC was separated from MGIH group after December 31 2020, this resulted in a decrease in amount due from shareholders after December 31, 2020.

#	No cash flows are involved in these transactions.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9

On February 28, 2022, Millennium Printing, a Hong Kong subsidiary, declared dividend in the amount of US$7 million to its immediate holding company and thereafter the same amount of dividend was declared to those intermediate holding companies up the chain and then finally to the Controlling Shareholders. The dividend payable to the Controlling Shareholders was waived by the Controlling Shareholders during the year ended June 30, 2022 and such amount payable to shareholders was then capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022.

Note 10

The amounts outstanding to Controlling Shareholders was waived by the Controlling Shareholders and such amount payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2022.

(12) Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of June 30,
	2023	2022
Contract liabilities	117,128	74,233
Salaries payables	849,386	923,461
Other payables	434,017	541,635
Other accruals	704,497	1,629,960
Totals	2,105,028	3,169,289

The amount of revenue recognized from contract liabilities to the Company’s result of operations was $71,103 and $33,259 during the years ended June 30, 2023 and 2022, respectively.

(13) Shareholders’ equity

Ordinary shares

The Company performed as series of group re-organizing activities and which was completed on January 19, 2022, resulting in 10,000,000 ordinary shares issued and outstanding as of June 30, 2022. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the year ended June 30, 2022.

On April 4, 2023, the Company announced the closing of its initial public offering (“IPO”) of 1,250,000 ordinary shares, US$0.002 par value per share (“Ordinary Shares”) at an offering price of US$4.00 per share for a total of US$5,000,000 in gross proceeds. The Company raised total net proceeds of US$4.2 million, which was reflected in the statement of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses as at April 3, 2023. During the process of IPO, the Company incurred an aggregate of approximately US$1.7 million for underwriting discounts and commissions and total offering expenses, among which approximately US$0.9 million offering expenses were paid just before successful listing and recognized as deferred offering costs. At the date of closing of IPO (i.e. April 4, 2023), the underwriting discounts and commissions and total offering expenses of approximately US$1.7 million were offset against the gross offering proceeds of US$5 million resulted in net amount of approximately US$3.3 million which was recognized in additional paid-in capital.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted net assets

Our ability to pay dividends is primarily dependent on us receiving distributions of funds from Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd, Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd. (collectively as the “PRC subsidiaries”). Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of these subsidiaries.

These subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC subsidiaries are restricted in their ability to transfer their assets to us. Foreign exchange and other regulation in the PRC may further restrict the PRC subsidiaries from transferring funds to us in the form of dividends, loans and advances. As of June 30, 2023, and 2022, amounts restricted are the statutory reserve of the PRC subsidiaries, which amounted to US$1,049,119 and US$1,029,144, respectively.

During the years ended June 30, 2023, 2022 and 2021, the PRC subsidiaries attributed US$19,975, US$295,962 and US$276,039 of retained earnings for their statutory reserves, respectively.

(14) Selling and marketing expenses

	Year ended June 30,
	2023	2022	2021
	$	$	$
Staff costs and employee benefits	964,698	938,048	928,737
Consultancy fee	1,888,128	2,424,088	2,590,069
Transportation and handling	1,468,035	2,074,255	2,085,652
Advertisement expenses	18,361	3,154	-
Depreciation and amortization	3,227	3,530	4,275
Others	533,201	370,232	661,504
Total	4,875,650	5,813,307	6,270,237

(15) General and administrative expenses

	Year ended June 30,
	2023	2022	2021
	$	$	$
Staff costs and employee benefits	3,356,644	3,333,846	3,579,013
Depreciation and amortization	263,576	344,251	379,152
Research and development	241,241	305,003	390,428
Office and utilities	198,135	234,800	222,117
Others	1,211,370	704,175	1,412,177
Total	5,270,966	4,922,075	5,982,887

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(16) Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. The Company mainly conducts its operating business through its subsidiaries in the PRC and Hong Kong. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

The Company’s subsidiaries incorporated in the British Virgin Islands is not subject to taxation.

Vietnam

The Company’s Vietnam subsidiaries, MPG Global Company Limited and Yee Woo Vietnam Paper Products Company Limited are subject to Vietnam corporate income tax on its taxable income as reported in their statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The corporate tax rate under the Vietnam tax laws is 20%. Tax losses can be carried forward for a maximum of five years, through 2028, but cannot be carried back. There is no assessable profits from the Vietnam subsidiaries during the years ended June 30, 2023, 2022 and 2021.

Hong Kong

The Company’s Hong Kong subsidiaries, including Millennium Investment International Limited, Millennium Strategic International Limited, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Yee Woo Paper Packaging (HK) Company Limited and Millennium Holdings International Limited are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the years ended June 30, 2023, 2022 and 2021. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

PRC

The Company’s PRC operating subsidiaries, Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax rate of 25% after appropriate tax adjustments. The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years, through 2028.

Significant components of the provisions for income taxes for the years ended June, 2023, 2022 and 2021 were as follows:

	Year Ended June 30,
	2023	2022	2021
	$	$	$
Provision for Income Taxes
Current Tax Provision Hong Kong	125,802	226,148	209,826
Current Tax Provision PRC	-	694,661	598,127
Over Provision of PRC Income Tax in prior year	(217,999)	-	-
Deferred Tax Provision PRC	14,895	(23,652)	(7,869)
Total Provision for Income Taxes	(77,302)	897,157	800,084

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles PRC statutory rates to our effective tax rate:

	Year Ended June 30,
	2023	2022	2021
	$	$	$
PRC Statutory rate	25%	25%	25%
Effect of different tax jurisdiction	(7)%	(7)%	(7)%
Overprovision of PRC income tax in prior year	(50)%	-	-
Tax losses not recognized	14%	-	-
Effective income tax rate	(18)%	18%	18%

During the years ended June 30, 2023, 2022 and 2021, the effective income tax rate was estimated by the Company to be (18%), 18% and 18%, respectively.

Management reviews this valuation allowance periodically and will make adjustments as warranted. A summary of the otherwise deductible (or taxable) deferred tax items is as follows:

	June 30,	June 30,
	2023	2022
	$	$
Deferred tax assets
Depreciation expense of property, plant and equipment	-	120,437
Miscellaneous	29,899	54,323
Allowance for doubtful accounts	20,145	27,931
Allowance for inventories	119,038	110,624
Tax loss	228,130	-
	397,212	313,315
Less: valuation allowance	-	-
Total deferred tax assets	397,212	313,315

(17) Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

The following table presents revenue by major merchandise or services categories for the years ended June 30, 2023, 2022 and 2021, respectively:

	Year Ended June 30,
	2023	2022	2021
Packaging products	23,065,859	36,256,189	35,970,085
Corrugated products	16,977,098	23,986,957	23,694,875
Packaging products supply chain management solutions	5,555,663	5,989,611	4,900,309
	45,598,620	66,232,757	64,565,269

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the following table, the Company additionally provided the revenue in term of geographical locations of customers.

	Year Ended June 30, 2023
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
Geographical location:
Mainland China	19,677,726	13,481,344	107,244	33,266,314
Hong Kong SAR	797,390	1,327,396	1,160,720	3,285,506
Vietnam	1,802,700	5,322	1,322,317	3,130,339
Other Southeast Asian countries*	516,753	861,594	1,986,331	3,364,678
Australia	812	1,167,379	-	1,168,191
United States of America	12,214	47,688	788,887	848,789
Other countries	258,264	86,375	190,164	534,803
	23,065,859	16,977,098	5,555,663	45,598,620

	Year Ended June 30, 2022
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
Geographical location:
Mainland China	31,459,882	20,947,090	257,857	52,664,829
Hong Kong SAR	1,374,684	1,696,811	897,656	3,969,151
Vietnam	1,129,772	-	1,559,921	2,689,693
Other Southeast Asian countries*	699,621	-	2,280,800	2,980,421
Australia	1,123	1,342,230	-	1,343,353
United States of America	437,395	-	795,294	1,232,689
Other countries	1,153,712	826	198,083	1,352,621
	36,256,189	23,986,957	5,989,611	66,232,757

	Year Ended June 30, 2021
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
Geographical location:
Mainland China	31,775,461	19,132,295	226,531	51,134,287
Hong Kong SAR	1,429,535	2,083,941	716,690	4,230,166
Vietnam	1,283,778	194,046	1,419,645	2,897,469
Other Southeast Asian countries*	412,523	1,008,547	1,772,148	3,193,218
Australia	13,476	1,159,061	-	1,172,537
United States of America	282,869	37,911	520,442	841,222
Other countries	772,443	79,074	244,853	1,096,370
	35,970,085	23,694,875	4,900,309	64,565,269

*	Other Southeast Asian countries include Singapore, Indonesia, Malaysia, Philippines and Myanmar.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(18) Risks and Uncertainties

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where subsidiaries in Hong Kong are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of US$63,807 (equivalents to HK$500,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, cash balance of US$11,301,641 (equivalents to HK$88,561,243) was maintained at financial institutions in Hong Kong and approximately US$191,421 (equivalents to HK$1,500,000) was insured by the Hong Kong Deposit Protection Board.

We believe that there is no significant credit risk associated with cash in the PRC, which were held by reputable financial institutions in the jurisdiction where subsidiaries in PRC are located. The People’s Bank of China pays compensation up to a limit of US$68,913 (equivalents to RMB500,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, cash balance of US$16,120,422 (equivalents to RMB$116,962,530) was maintained at financial institutions in PRC and approximately US$76,598 (equivalents to RMB555,761) was insured by The People’s Bank of China.

We believe that there is no significant credit risk associated with cash in Vietnam, which were held by reputable financial institutions in the jurisdiction where subsidiaries in Vietnam are located. The Deposit insurance of Vietnam pays compensation up to a limit of US$5,300 (equivalents to VND125,000,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, cash balance of US$98,069 (equivalents to VND2,312,787,951) was maintained at financial institutions in Vietnam and approximately US$11,070 (equivalents to VND261,070,196) was insured by The Deposit Insurance of Vietnam.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer concentration risk

For the year ended June 30, 2023, one customer accounted for 13.9% of our total revenues for the year ended June 30, 2023. For the year ended June 30, 2022, one customer accounted for 12.5% of our total revenues. No customer accounted for more than 10% of our revenue for the year ended June 30, 2021.

As of June 30, 2023, two customers accounted for 12.5% and 11.4% of the total balance of accounts receivable. As of June 30, 2022, two customers accounted for 19.7% and 14.4% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended June 30, 2023, three vendors accounted for 21.5%, 10.1% and 9.0% of our total purchases. For the year ended June 30, 2022, three vendors accounted for 18.3%, 14.9% and 10.8% of our total purchases. For the year ended June 30, 2021, three vendors accounted for 18.9%, 14.9% and 12.6% of our total purchases.

As of June 30, 2023, one vendor accounted for 12.9% of the total balance of accounts payable. As of June 30, 2022, one vendor accounted for 14.3% of the total balance of accounts payable.

(19) Capital Commitment

a.	Operating lease commitment

The Company had outstanding commitment on non-cancelable operating lease arrangements. The details of operating lease commitment contracted as of June 30, 2023 are set out in Note 9.

b.	Capital commitment

At March 14, 2020, the Company has entered into a contract for the right to use of a land in Vietnam for a consideration of VND 102,476,000,000 (approximately US$4,455,000). The amount to be paid amounting VND 60,554,000,000 (approximately US$2,546,370) as of June 30, 2023.

(20) Subsequent Events

The Company has assessed all events from June 30, 2023, up through October 30, 2023, which is the date that these consolidated financial statements are available to be issued, unless as disclosed else where in the consolidated financial statements, there are not any material subsequent events that require disclosure in these consolidated financial statements.