Form 20-F
period 2024-06-30
Millennium Group International Holdings Ltd
filed 2024-10-30
CIK 1903995

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Flat B-C, 1st Floor, Wang Kwong Industrial Building,

45 Hung To Road, Kwun Tong, Kowloon 999077

Tel: +852 36195768

(Address of principal executive offices)

Ming Yan Lai, Chief Executive Officer

Flat B-C, 1st Floor, Wang Kwong Industrial Building,

45 Hung To Road, Kwun Tong, Kowloon 999077
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,250,000 ordinary shares issued and outstanding as of June 30, 2024.

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

Yee Woo Vietnam Paper Products Company Limited is a Vietnamese company wholly owned by Yee Woo Paper Investment International Limited;

“YWPPC” refers to Yee Woo Paper Packaging (China) Company Limited, a Hong Kong company commonly held by the individual Controlling Shareholders; and

Our business is primarily conducted in Hong Kong and the financial records of our subsidiaries in Hong Kong are maintained in HKD, their functional currency. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.78472 on June 30, 2022, US$1 = HK$7.8363 on June 30, 2023 and US$1 = HK$7.8081 on June 30, 2024, as published in statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The relevant exchange rates are listed below:

	For the Year Ended	For the Year Ended	For the Year Ended
	June 30, 2024	June 30, 2023	June 30, 2022
Years Ended USD:RMB exchange rate	7.27	7.26	6.70
Years Average USD:RMB exchange rate	7.20	6.95	6.45
Years Ended USD:HKD exchange rate	7.81	7.84	7.85
Years Average USD:HKD exchange rate	7.82	7.84	7.80
Years Ended USD:VND exchange rate	25,455	23,583	23,263
Years Average USD:VND exchange rate	24,962	23,706	22,860

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Ming Hung Lai,” even though, in Chinese, Mr. Lai’s name is presented as “Lai Ming Hung.”

We have relied on statistics provided by a variety of publicly available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this Annual Report other than to the extent specifically cited in this Annual Report. We have sought to provide current information in this Annual Report and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this Annual Report other than to the extent specifically cited in this Annual Report. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Summary of Financial Position and Cash Flows of Millennium Group International Holdings Limited and Subsidiaries

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 AND 2023

	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$13,346,584	$27,576,622
Accounts receivable, net	9,462,980	10,313,371
Prepayments, other receivables and other current assets	1,240,639	1,001,694
Inventories, net	3,715,494	5,559,282
Total current assets	27,765,697	44,450,969
Non-current assets:
Property, plant and equipment, net	7,792,835	9,027,615
Right-of-use assets, net	3,474,737	3,076,855
Intangible asset, net	197,787	291,559
Deferred tax assets, net	329,594	397,212
Other non-current assets	4,076,456	1,798,927
Total non-current assets	15,871,409	14,592,168
Total Assets	$43,637,106	$59,043,137

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,648,331	$3,411,605
Other payables and accrued liabilities	2,684,556	2,105,028
Lease obligation – current	218,578	157,489
Bank borrowings	5,582,665	13,405,816
Tax payable	-	6,405
Total current liabilities	12,134,130	19,086,343

Non-current liabilities:
Lease obligation – non-current	456,933	37,992
Total non-current liabilities	456,933	37,992
Total liabilities	12,591,063	19,124,335

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.002 par value per share, 125,000,000 shares authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,361,149	34,361,149
Statutory reserves	1,049,119	1,049,119
Accumulated other comprehensive loss	(3,888,270)	(3,785,555)
Retained earnings (Accumulated deficit)	(498,455)	8,271,589
Total shareholders’ equity	31,046,043	39,918,802
Total liabilities and shareholders’ equity	$43,637,106	$59,043,137

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2024, 2023 and 2022

	2024	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(8,770,044)	$(354,111)	$4,077,371
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,398,862	1,702,331	1,936,061
Impairment of inventories	564,020	133,218	71,143
Provision for bad debts (Reversal of provision)	157,765	(116,846)	10,450
(Gain) on disposal of property, plant and equipment	(88,241)	(1,949)	-
Changes in operating assets and liabilities:
Deferred tax assets	67,808	(106,103)	(68,194)
Accounts receivable	688,284	6,690,275	(1,388,981)
Prepayments, other receivables and other assets	(58,196)	(476,360)	(951,573)
Inventories	1,284,158	3,408,444	(633,043)
Prepaid tax	(264,989)	-	378,726
Right-of-use assets	(419,957)	777,309	840,151
Lease obligation	501,745	(683,205)	(740,604)
Accounts payable	250,488	(1,586,850)	1,384,898
Other payables and accrued liabilities	1,248,316	(226,444)	(1,188,273)
Tax payable	(6,352)	(342,621)	354,863
Related party balances – trade nature	(659,678)	(707,311)	(2,043,395)
Net Cash (Used in) Provided by Operating Activities	(4,106,011)	8,109,777	2,039,600

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(2,376,967)	(186,565)	(510,780)
Proceeds from disposal of property, plant and equipment	162,902	-	41,301
Purchase of intangible assets	(29,458)	(29,955)	(29,808)
Repayments from related parties	-	-	2,567,531
Net Cash (Used in) Provided by Investing Activities	(2,243,523)	(216,520)	2,068,244

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares	-	4,227,000	-
Repayment of bank borrowings	(22,049,203)	(18,662,822)	(27,289,939)
Proceeds from bank borrowings	14,188,856	16,235,091	26,425,399
Recapitalization - Dividends paid	-	-	(8,863,135)
Recapitalization – Dividends reinjected as additional paid-in capital	-	-	8,863,135
Repayment of loan to related company	-	-	(1,864,965)
Repayments to related parties	-	-	(2,855,605)
Net Cash Provided by (Used in) Financing Activities	(7,860,347)	1,799,269	(5,585,110)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(20,158)	(1,563,355)	(345,360)

Net (Decrease) Increase in Cash and Cash Equivalents	(14,230,038)	8,129,171	(1,822,626)

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	27,576,622	19,447,451	21,270,077

Cash, Cash Equivalents and Restricted Cash - End of Year	$13,346,584	$27,576,622	$19,447,451

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$(850,614)	$(684,358)	$(429,976)
Cash paid for income taxes	(593,569)	(614,026)	(516,793)

Supplemental significant non-cash financing activities:
Waiver of amounts due to shareholders	-	-	6,614,563
Recapitalization - transfer out of retained earnings	-	-	(6,973,182)
Recapitalization - transfer into additional paid in capital	-	-	$6,973,182
Prepaid offering costs net off with additional paid-in capital	-	$515,952	-

See accompanying notes to consolidated financial statements.

The consolidated financial statements (“CFS”) included in this annual report reflect financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Millennium Group International Holdings Limited, together with those of its subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Millennium Group International Holdings Limited (“Parent Company” in the tables below), and its subsidiaries, together with eliminating adjustments:

Consolidated Statements of Operations Information

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2024, 2023 and 2022

	2024	2023	2022

Revenues	$38,530,773	$45,598,620	$66,232,757
Cost of revenues	(30,226,192)	(36,534,358)	(49,961,793)
Gross Profit	8,304,581	9,064,262	16,270,964

Operating expenses:
Selling and marketing	(5,651,505)	(4,875,650)	(5,813,307)
General and administrative	(9,581,030)	(5,270,966)	(4,922,075)
Total operating expenses	(15,232,535)	(10,146,616)	(10,735,382)

(Loss) income from operations	(6,927,954)	(1,082,354)	5,535,582

Other income (loss):
Other income	49,163	1,366,394	99,006
Other expenses	(725,374)	(31,095)	(234,269)
Interest expense	(958,935)	(684,358)	(425,791)
Total other (loss) income, net	(1,635,146)	650,941	(561,054)

(Loss) income before income tax	(8,563,100)	(431,413)	4,974,528

Income tax (expenses) credit	(206,944)	77,302	(897,157)

Net (loss) income	$(8,770,044)	$(354,111)	$4,077,371

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

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000($140,000) and RMB10,000,000($1.4 million). Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000($70,000) to RMB5,000,000($700,000). Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000($140,000) and RMB10,000,000($1.4 million).

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

The PRC legal system is a civil law system based on written statutes and prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, but its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

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

For the years ended June 30, 2024, 2023 and 2022, the Company has no under-payment of employee social insurance contributions and housing provident funds contributions which is accrued in our consolidated financial statement, respectively.  However, given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date hereof, the Company had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date hereof, the Company had not received any complaint or report on outstanding social insurance premiums or housing funds, nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; (v) the Company had not been subject to any administrative penalties; (vi) we have obtained confirmations  from competent local social insurance and/or housing provident funds authorities, stating that there was no due and unpaid social insurance contributions and housing provident funds or no administrative penalty has ever been imposed on the Company; (vii) the Company had received oral confirmation from the relevant local governmental authority that the Company was allowed to commence to make adequate social insurance contribution for its employees upon the elapse of a 3-year transitional period starting from June 2021, the Company has not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the year ended June 30, 2023 and as of the date hereof. As of the date of the Annual Report, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance and housing provident fund contributions for our employees, our financial condition may be negatively impacted.

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

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of June 30, 2024 and 2023, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future.   Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

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

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange, or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 59 and Circular 7. They may be required to expend valuable resources to comply with Circular 59 and Circular 7 or establish that our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results from operations.

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

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s auditors for the fiscal years ended June 30, 2024, 2023 and 2022, Wei, Wei & Co., LLP and WWC, P.C. respectively, Wei, Wei & Co., LLP is based in Flushing, New York and WWC, P.C. is based in San Mateo, CA, and therefore is not affected by this mandate by the PCAOB.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

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

Our auditors, WWC, P.C. and Wei, Wei & Co., LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this Annual Report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditors are headquartered in San Mateo, California and Flushing, New York, respectively, and are subject to inspection by the PCAOB on a regular basis.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of WWC, P.C. and Wei, Wei & Co., LLP to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

We had one significant customer which accounted for 18.8%, 13.9% and 12.5% of our total revenues for the year ended June 30, 2024, 2023 and 2022 respectively.  We do not enter into long-term agreements with our customers, but supply is based upon purchase orders placed to us by customers from time to time. Therefore, we cannot be certain that sales to our customers, including our major customers, will continue. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

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

We recorded a bad debt write-off of $0, $3,653 and $36,333 during the fiscal years ended June 30, 2024, 2023 and 2022, respectively. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 – 90 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow or various levels of approvals. For example, the average accounts receivable turnover period was approximately 94 days, 114 days and 98 days for the fiscal years ended June 30, 2024, 2023 and 2022, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

While we have implemented policies and measures to improve our management of credit risk and have expanded our efforts in the collection of overdue or long outstanding accounts receivable, there is no assurance that our accounts receivable position with respect to our reported revenue will not persist in the future given the nature of our business. Any deterioration of the credit profile of our customers or any failure or delay in their settlement of our accounts receivable could put tremendous pressure on our operating cash flow and may result in a material and adverse impact on our business operations, results of operations, and financial condition.

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

The outbreak of war in Ukraine has affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our client’s business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

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

Our Company is in a capital and technology intensive industry which requires substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded a net operation cash inflow(outflow) of ($4,106,011), $8,109,777 and $2,039,600 for the fiscal years ended June 30, 2024, 2023 and 2022, respectively.  We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

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

Corporate Information

Our principal executive office is located at Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong, Kowloon, Hong Kong. The telephone number of our principal executive offices is +852 36195768. Our registered agent in the Cayman Islands is Ogier Global (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at https://www.millennium-gp.com/. Despite the fact that some information contained in this Annual Report may also be found on our website, you should not consider any information on, or that can be accessed through, our website as part of this Annual Report.

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

Our major operating subsidiary groups

We operate our businesses in the PRC, Hong Kong and Vietnam under the following wholly-owned subsidiary groups:

●	MP Group: MP Group engages in the production and sale of offset printing packaging products and flexo printing packaging products at our self-operated MP Production Site in the PRC.

●	Yee Woo Group: Yee Woo Group engages in the production and sale of corrugated products at our self-operated Yee Woo Production Site in the PRC. Due to the downturn of the overall paper packaging business caused by the ongoing Sino-US trade war, the aftermath of the pandemic, the increase in shipment costs due to recent global conflicts including those in the middle east, and an unpredictable economic climate, Yee Woo Paper Industry (Shenzhen) Co., Ltd.’s (“YWSZ”) business performance has drastically declined since the beginning of 2023. As a result, in the interest of both the shareholders and the Company, the Company’s management has decided to consolidate part of the YWSZ operations into Millennium Printing (Shenzhen) Company Ltd (“MPSZ”) by installing similar manufacturing production lines in MPSZ, while proceeding with the voluntary liquidation of YWSZ.

●	MPG Group: MPG Group primarily engages in packaging products supply chain management solution in the PRC, Hong Kong and Vietnam.

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

Procurement

In parallel with the production planning, our procurement team will conduct an inventory analysis to ascertain raw materials needs and to ensure timely and adequate supply of raw materials. In most cases, we procure the raw materials from our suppliers based on the purchase order. Our major raw materials are paper with various types and weights, which we procure from our approved paper manufacturers and suppliers primarily in the PRC and the South East Asia. During the fiscal years ended June 30, 2024, 2023 and 2022 and up to the date hereof, we did not experience any delays in production caused by delays in supply or shortage of raw materials.

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

Production process and utilization

We review the production processes for packaging products and corrugated products from time to time and conduct production data analysis to explore opportunities to enhance our productivity and to ensure they conform to our production and quality control guidelines. Our production processes require a stable and sufficient supply of raw materials and utilities such as paper, water and natural gas and electricity. We anticipate that our reliance on such supply of raw materials will increase as we seek to expand our production capacity. As of the date of this Annual Report, we did not experience any disruption in such supplies that had a material impact on our business or operations.

With a view to enhancing inventory turnover and achieving production efficiency, we plan our production based on actual purchase orders received and the delivery schedule with our computerized production planning system, instead of relying on demand forecasts and estimates.

As of the date hereof, we owned five offset printing production lines and three flexo printing production lines at the MP Production Site, and two corrugated products production lines at the Yee Woo Production Site. All of our production lines are designed to ensure consistent delivery of high standards of quality and optimized production on short lead times. Most of our production lines are interchangeable to fit the majority of our customers’ orders.

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

During the fiscal years ended June 30, 2024, 2023 and 2022 and up to the date hereof, we had not received any material claims or complaints from our customers in relation to the quality of our products.

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

Research and Development

We have been undertaking research and development activities on structural and product design as well as production technology to maintain our competitiveness. Our market-driven research and development efforts focus on the design and production technologies applied to our products with a view to increase our customers’ operational efficiency. We have established a dedicated research and development department comprising 82 staff members as of June 30, 2024. Our research and development facilitated the successful development and invention which were subsequently registered as patents. As of the date hereof, we had registered 48 patents.

In recognition of our strong technology and production development capability, our key operating subsidiary, Millennium Shenzhen, has been accredited as High-tech enterprise from December 2020 to December 2023 and from December 2023 to December 2026, which entitles us to a preferential tax rate of 15%, subject to the review and approval by the tax authorities every three years. In order for us to continue to be qualified as a High-tech enterprise and be entitled to the 15% preferential tax rate, our annual research and development expenditure must not be less than 3% of our total revenue in a year according to the relevant laws and regulations.

Between October 2017 and June 2024, we have received subsidies (the “subsidies”) granted by Science and Technology Innovation Committee of Shenzhen Municipality and Science and Technology Innovation Committee of Bao’an District Shenzhen Municipality.

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

We had a sales and marketing team comprising 43 members as of June 30, 2024, who are mainly responsible for sales and marketing activities, customers liaison and management for the promotion of our business. As the team works closely with our customers, if there is any complaint or specific demand from our customers, our sales and marketing team will communicate with the relevant customers to understand and remedy the issue.

Customers

For the year ended June 30, 2024, one customer accounted for 18.8% of our total revenues,. For the year ended June 30, 2023, one customer accounted for 13.9% of our total revenues. For the year ended June 30, 2022, one customer accounted for 12.5% of our total revenues.

As of June 30, 2024, three customers accounted for 15.6%, 11.0% and 10.9% of the total balance of accounts receivable. As of June 30, 2023, two customers accounted for 12.5% and 11.4% of the total balance of accounts receivable.

Suppliers

For the year ended June 30, 2024, two vendors accounted for 19.7% and 13.3% of our total purchases. For the year ended June 30, 2023, three vendors accounted for 21.5%, 10.1% and 9.0% of our total purchases. For the year ended June 30, 2022, three vendors accounted for 18.3%, 14.9% and 10.8% of our total purchases.

As of June 30, 2024, one vendor accounted for 9.3% of the total balance of accounts payable. As of June 30, 2023, one vendor accounted for 12.9% of the total balance of accounts payable.

Intellectual property

(i)	Patents

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2016 2 0004930.9	A protective display stand	January 6, 2016	January 5, 2026	Millennium Shenzhen	China
ZL 2016 2 0003262.8	A packing for tablet box	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003257.7	A dust removal system for printing equipment	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003260.9	A universal paper rack	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003263.2	A UV dryer	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003255.8	A filter water tank for a printing wetting system	July 5, 2016	July 4, 2026	Millennium Shenzhen	China
ZL 2013 1 0243906.1	Folding method of square box	June 4, 2013	June 3, 2033	Millennium Shenzhen	China
ZL 2017 2 1631697.8	The internal card supports the components and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1631725.6	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2017 2 1631945.9	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1632222.0	Strengthened step card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1632482.8	Buckle structure and inter card packing	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1634187.6	Portable display stand	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1659503.5	Mobile phone protection cover and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1659573.0	Mobile phone accessories pack box and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1660908.0	Mobile phone packaging components and mobile phone sets	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2018 2 0754389.2	Film machine	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 1 0478943 3	Standard methods of printing computerization, devices, terminals and computer-readable storage media	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2018 2 0760305.6	Crossing Bridge and automatic	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 2 0751959.2	Printer manufacturing line	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 2 0769753.2	Equipment cabinet door panel and equipment cabinet	May 22, 2018	May 21, 2028	Millennium Shenzhen	China
ZL 2018 2 0760292.2	Automatic cleaning unit and Ke Shi press	May 21, 2018	May 20, 2028	Millennium Shenzhen	China
ZL 2018 3 0502593.0	Packing box	September 7, 2018	September 6, 2028	Millennium Shenzhen	China
ZL 2016 1 0950796.6	Ink automatic coding equipment and its processing process	January 30, 2016	January 29, 2036	Millennium Shenzhen	China
ZL 2017 1 0138966.5	A paper placement and cutting device for an offset press	March 9, 2017	March 8, 2037	Millennium Shenzhen	China
ZL 2016 1 1165201.2	Paper cutting device for a printing press	December 16, 2016	December 15, 2036	Millennium Shenzhen	China
ZL 2015 1 0213613.8	A carton packaging anti-wrinkle treatment	April 30, 2015	April 29, 2035	Millennium Shenzhen	China
ZL 2016 1 0189602.5	A composition coated with thin sheets of printed paper	March 30, 2016	March 29, 2036	Millennium Shenzhen	China
ZL 2019 2 1201522.2	A tea packaging structure	July 26, 2019	July 25, 2029	Millennium Shenzhen	China
ZL 2019 2 1209522.7	A Chamfering machine	July 26, 2019	July 25, 2029	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2019 2 1209521.2	A takeaway packed meal box packaging structure	July 26, 2019	July 25, 2029	Millennium Shenzhen	China
ZL 2019 2 1914727.5	An automatic sticky box machine folding calibration device	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1928268.6	A chamfering machine attached to the window	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1919138.6	A paper feed mechanism device of a coating machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1930933.5	Humidification device of local glazing machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2018 1 0479252.5	An economic printing method	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2021 2 0131701.4	Display box	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL 2021 2 0101907.2	Box and inner lining	January 14, 2021	January 13, 2031	Millennium Shenzhen	China
ZL202122170216.0	A device for thermal paper with two-way slider	September 08, 2021	September 07, 2031	Millennium Shenzhen	China
ZL202122169587.7	A device for thermal paper and printer	September 08, 2021	September 07, 2031	Millennium Shenzhen	China
ZL202122011501.8	A novel wine packaging box	August 23, 2021	August 22, 2031	Millennium Shenzhen	China
ZL202120132334.X	A display box	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL202120124237.6	A packaging box for electronic product	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL202122024026.8	A novel packaging box	August 25, 2021	August 24, 2031	Millennium Shenzhen	China
ZL202122237527.4	An unloading device for printing equipment	September 14, 2021	September 13, 2031	Millennium Shenzhen	China
ZL202123040777.5	A conveyor with paper pressing mechanism	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL202123031768.X	An automatic visual inspection device	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL202123030944.8	An automatic gluing equipment	December 03, 2021	December 02, 2031	Millennium Shenzhen	China

(ii)	Trademarks

Trademark Number	Registration Date	Expiration Date	Trademark	Place of Registration
305165406	January 9, 2020	January 8, 2030		Hong Kong
28825202	March 14, 2019	March 13, 2029		China
40202814	July 21, 2020	July 20, 2030		China
40194578	July 21, 2020	July 20, 2030		China
40185534	July 21, 2020	July 20, 2030		China
40193106	July 21, 2020	July 20, 2030		China
28867971	February 28, 2019	February 27, 2029		China
28856662	March 7, 2019	March 6, 2029		China
56068282	December 21, 2021	December 20, 2031		China
56078945	December 21, 2021	December 20, 2031		China
56085082	December 21, 2021	December 20, 2031		China
305619880	May 10, 2021	May 09, 2031		Hong Kong
305603823	April 23, 2021	April 22, 2031		Hong Kong
53374007	August 28, 2021	August 27, 2031		China
53374024	August 28, 2021	August 27, 2031		China
53374042	August 28, 2021	August 27, 2031		China
53360298	August 28, 2021	August 27, 2031		China

53360769	August 28, 2021	August 27, 2031	China
53377066	August 28, 2021	August 27, 2031	China
53368961	August 28, 2021	August 27, 2031	China
53368968	August 28, 2021	August 27, 2031	China
53364917	August 28, 2021	August 27, 2031	China
50719868	August 28, 2021	August 27, 2031	China
50722594	August 21, 2021	August 20, 2031	China
50717213	August 28, 2021	August 27, 2031	China
50739494	June 28, 2021	June 27, 2031	China
50722685	June 21, 2021	June 20, 2031	China
50707855	June 21, 2021	June 20, 2031	China
50707861	June 21, 2021	June 20, 2031	China
50732630	July 21, 2021	July 20, 2031	China
50732633	June 21, 2021	June 20, 2031	China
50732065	June 28, 2021	June 27, 2031	China
50732072	June 28, 2021	June 27, 2031	China
50739452	July 21, 2021	July 20, 2031	China
50717233	June 28, 2021	June 27, 2031	China
50719947	July 07, 2021	July 06, 2031	China
50722645	June 21, 2021	June 20, 2031	China
50728805	June 21, 2021	June 20, 2031	China
53385807	November 14, 2021	November 13, 2031	China
53374177	August 28, 2021	August 27, 2031	China
53385798	November 28, 2021	November 27, 2031	China

(iii)	Copyright

Number	Copyright Number	Issue Country
1	2019SR0662505	China
2	2019SR0662498	China
3	2019SR0663010	China
4	2019SR0663939	China
5	2019SR0663943	China
6	2019SR0661502	China
7	2019SR0661446	China
8	2019SR0663324	China
9	2019SR0661460	China
10	2016SR0662874	China

(iv)	Domain names

No.	Domain	Registered owner	Validity period
1	mpintl.com.hk	Millennium Shenzhen	February 22, 2027
2	millennium-gp.com	Millennium HK	May 28, 2029
3	mpgglobal.com.hk	Millennium Packaging	March 13, 2028
4	mpg.com.hk	Millennium Packaging	March 29, 2025
5	mpintl.cn	Millennium Shenzhen	December 30, 2028

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

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”)

As we have employees working in our office in Hong Kong, we are subject to the provisions under OSHO. The OSHO provides for protection of employees’ safety and health in workplaces. According to section 6(1) of the OSHO, employers must as far as reasonably practicably ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in a workplace is liable on conviction to a fine of HK$200,000 ($26,000). An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 ($26,000) and to imprisonment for six months.

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

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure;(ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000($140) to RMB10,000($1,400) if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

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

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permission of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000($1,400) to RMB50,000($7,000). When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

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

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 5 million($700,000).

As of the date hereof, we have 13 trademarks granted in China.

Copyright Law

The newly amended Copyright Law or the Copyright Law, consists of 67 articles in six chapters, became effective on 1 June 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

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

Business license tax

Business license tax is payable by enterprises on an annual basis. The rate depends on the registered charter capital with a maximum amount currently set at VND3 million($120).

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

Recent Developments

Change of Management

On June 30, 2024, Mr. Yau Fai Lai tendered his resignation as director and Mr. Sun Wai But tendered his resignation as independent director of Millennium Group International Holdings Limited (the “Company”) effective June 30, 2024. Mr. Hok Han “Henry” Ko was appointed as the succeeding member of the audit committee of the Company and Mr. Hon Wai “Marco” Ku was appointed as the succeeding member of the nominating committee of the Company, effective June 30, 2024.

Changes in Company’s Certifying Accountant.

On January 5, 2023, the Company notified Wei, Wei & Co., LLP of its decision to dismiss WWC, P.C. as the Company’s auditor. On January 5, 2023, the Audit Committee and the Board of Directors of the Company approved and ratified the appointment of Wei, Wei & Co., LLP as its new independent registered public accounting firm to audit the Company’s financial statements, effective on January 5, 2023.

Disposition of Assets

On April 22, 2024, the Company commenced the process of substantially winding down the operations of YWSZ through voluntary liquidation. YWSZ was in the business of manufacturing corrugated paper board and flexo graphic paper packaging boxes. The liquidation procedure is expected to continue for another six to nine months.

The winding down was due to the Company’s management’s decision to consolidate part of YWSZ’s operations into MPSZ by installing similar manufacturing production lines in MPSZ, while proceeding with the voluntary liquidation of YWSZ. This consolidation of YWSZ’s operations into MPSZ is expected to maximize the Company’s production efficiency and minimize production cost.

As of the date of this Annual Report, the voluntary liquidation process of YWSZ is still ongoing.

4.C. Organizational structure

The following diagram sets forth the structure of the Company as of the date hereof:

Millennium Group International Holdings Limited (a Cayman Islands company)
100%
Millennium Group Investment (BVI) Limited (a BVI company)
100%
MILLENNIUM INVESTMENT INTERNATIONAL LIMITED (a Hong Kong SAR company)
100%
MILLENNIUM HOLDINGS INTERNATIONAL LIMITED (a Hong Kong SAR company)
Ordinary share
100%
Millennium Printing (Shenzhen) Co., Ltd (a PRC company)
Ordinary share
100% Preference share
MILLENNIUM STRATEGIC INTERNATIONAL LIMITED (a Hong Kong SAR company)
100%
MILLENNIUM PRINTING INTERNATIONAL LIMITED (a Hong Kong SAR company)
100%
WAH TONG INVESTMENT INTERNATIONAL LIMITED (a Hong Kong SAR company)
100%
Millennium Printing and Packaging Technology (Vietnam) Co., Ltd (a Vietnam company)
100%
YEE WOO PAPER PACKAGING (HK) COMPANY LIMITED (a Hong Kong SAR company)
100%
YEE WOO PAPER INVESTMENT INTERNATIONAL LIMITED (a Hong Kong SAR company)
100%
Yee Woo Vietnam Paper Products Company Limited (a Vietnam company)
100%
MILLENNIUM PACKAGING GROUP INTERNATIONAL LIMITED (a Hong Kong SAR company)
100%
MPG Global Company Limited (a Vietnam company)
100%
Millennium Packaging Technology (Huizhou) Co., Ltd (a PRC company)
100%
Yee Woo Paper Industry (Shenzhen) Co., Ltd (a PRC company)
100%
Millennium (Huizhou) Technology Co., Ltd (a PRC company)
100%
Huizhou Yimeimao Industry Co., Ltd (a PRC company)

4.D. Property, plants and equipment

Properties and Facilities

We lease the properties below for our principal executive office and other operating offices.

We own the following properties:

	Address	Area
1	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	4,042 sq.m.

2	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	21,072 sq.m.

3	By the side of Yongda Highway, Maxi Village, Yonghu Town, Huiyang District	29,508 sq.m.

We lease the following properties:

	Address	Monthly Rent	Area
1	Building 3, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$44,173	12,716 sq.m.

2	Building 1, Xitu Industrial Park Dormitory, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$31,747	9,139 sq.m.

3	Building2, Canteen, Xitu Industrial Park, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$1,431	412 sq.m.

4	Building 1, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$41,315	11,893 sq.m.

5	Building 4, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$6,000	1,727 sq.m.

6	South side of Building 2, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$1,923	472 sq.m

7	South side of Building 3, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$7,964	1,953 sq.m

8	1st Floor, Building 4, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$19,656	4,820 sq.m

9	Building 5, Yihe Industrial Zone, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$8,533	2,092 sq.m

10	South side of Building 1, Yihe Building, No. 137, Baoshi East Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$32,326	7,927 sq.m

11	Street D1, Yen My II Industrial Park, Yen My Townm, Yen My District, Hung Yen Province, Vietnam	$16,173	4,559 sq.m

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended June 30, 2024, 2023, and 2022 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

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

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

Our Group’s relationship with major customers

Our Group’s future growth and profitability are significantly dependent on our ability to maintain close and mutually beneficial relationships with existing customers and to expand our customer base. For the years ended June 30, 2024, 2023 and 2022, the total revenues from our five largest customers accounted for approximately 40.3%, 31.2% and 35.1% of our total revenues, respectively, and the total revenues from our largest customer accounted for approximately 18.8%, 13.9% and 12.5% of our total revenues, respectively. There is no assurance that our five largest customers will continue to be satisfied with our services and products, or will continue to be our customer and we may not be able to diversify our customer base or otherwise locate new customers to engage us at comparable rates and terms, or at all. Any material deteriorations in our relationships with any of our five largest customers may materially and adversely affect our business, results of operations and financial condition.

Fluctuations in the procurement prices of our major raw materials

Certain raw materials used in our production, such as raw paper is subject to price volatility caused by external conditions, including commodity price fluctuations and changes in governmental policies. For the years ended June 30, 2024, 2023 and 2022, our raw paper cost amounted to approximately US$10.2 million, US$16.6 million and US$26.2 million, respectively, which accounted for approximately 33.9%, 45.5% and 52.4% of our total cost of revenues, respectively. Generally, we do not enter into long-term supply contracts with our suppliers or commit any minimum quantities to our external suppliers. Accordingly, any material fluctuations in the prices of raw materials may have a material effect on the cost of revenues of our Group. There is no assurance that future price increase in raw materials or changes in the supply of raw materials will not materially and adversely affect our operating results and performance.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the years ended June 30, 2024, 2023 and 2022, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED JUNE 30, 2024, 2023 and 2022

	2024	2023	2022

Revenues	$38,530,773	$45,598,620	$66,232,757
Cost of revenues	(30,226,192)	(36,534,358)	(49,961,793)
Gross Profit	8,304,581	9,064,262	16,270,964

Operating expenses:
Selling and marketing	(5,651,505)	(4,875,650)	(5,813,307)
General and administrative	(9,581,030)	(5,270,966)	(4,922,075)
Total operating expenses	(15,232,535)	(10,146,616)	(10,735,382)

(Loss) income from operations	(6,927,954)	(1,082,354)	5,535,582

Other income (loss):
Other income	49,163	1,366,394	99,006
Other expenses	(725,374)	(31,095)	(234,269)
Interest expense	(958,935)	(684,358)	(425,791)
Total other (loss) income, net	(1,635,146)	650,941	(561,054)

(Loss) income before income tax expenses	(8,563,100)	(431,413)	4,974,528

Income tax (expenses) credit	(206,944)	77,302	(897,157)

Net (loss) income	$(8,770,044)	$(354,111)	$4,077,371

Other Comprehensive Loss
Foreign currency translation adjustment	(102,715)	(3,076,878)	(1,108,733)

Total Comprehensive (Loss) Income	$(8,872,759)	$(3,430,989)	$2,968,638

Net (loss) income per share attributable to ordinary shareholders - basic and diluted	(0.78)	(0.03)	0.41

Revenues from operations

(i)	Revenue by product category

	Year Ended June 30,
	2024		2023		2022
	USD	%	USD	%	USD	%

Packaging products	22,348,633	58.0%	23,065,859	50.6%	36,256,189	54.7%
Corrugated products	11,833,698	30.7%	16,977,098	37.2%	23,986,957	36.2%
Packaging products supply chain management solutions	4,348,442	11.3%	5,555,663	12.2%	5,989,611	9.1%
Total	38,530,773	100%	45,598,620	100%	66,232,757	100%

(ii)	Revenue by nature of our customer

	Year Ended June 30,
	2024		2023		2022
	USD	%	USD	%	USD	%

OEM factories	21,174,518	55.0%	25,860,707	56.7%	35,532,793	53.7%
Brand factories	7,620,309	19.8%	8,550,662	18.8%	12,742,975	19.2%
Trading companies	9,735,946	25.2%	11,187,251	24.5%	17,956,989	27.1%
Total	38,530,773	100%	45,598,620	100%	66,232,757	100%

(iii)	Revenue by country of product delivery

	Year Ended June 30,
	2024		2023		2022
	USD	%	USD	%	USD	%

Mainland China	28,662,637	74.4%	33,266,314	73.0%	52,664,829	79.5%
Hong Kong SAR	3,383,864	8.8%	3,285,506	7.2%	3,969,151	6.0%
Vietnam	1,367,085	3.5%	3,130,339	6.9%	2,689,693	4.1%
Other Southeast Asian countries	2,041,567	5.3%	3,364,678	7.4%	2,980,421	4.5%
Australia	953,161	2.5%	1,168,191	2.6%	1,343,353	2.0%
United States of America	1,560,782	4.1%	848,789	1.9%	1,232,689	1.9%
Other countries	561,677	1.5%	534,803	2.0%	1,352,621	2.0%
Total	38,530,773	100%	45,598,620	100%	66,232,757	100%

For the years ended June 30, 2024 and 2023, total revenue was $38,530,773 and $45,598,620 from sale of packaging products, corrugated products and packaging products supply chain management solutions. The decrease was mainly due to the increase in the average selling price from $1,510 per ton in year ended June 30, 2023 to $1,623 per ton in year ended June 30, 2024, together with the decrease in the total volume of sales from 30,189 tons to 23,736 tons in the comparable periods. The decrease in sales volume were mainly due to the economic downturns in Mainland China and the increase in average selling price is from the effort of the company to do business with higher quality customers.

For the years ended June 30, 2023 and 2022, total revenue was $45,598,620 and $66,232,757 from sale of packaging products, corrugated products and packaging products supply chain management solutions. The decrease was due to the decrease in the average selling price from $1,850 per ton in year ended June 30, 2022 to $1,510 per ton in year ended June 30, 2023, together with the decrease in the volume of sales from 35,839 tons to 30,189 tons in the comparable periods. The decrease in both selling price and sales volume were mainly due to the economic downturn in Mainland China.

Packaging Products

For the years ended June 30, 2024, 2023 and 2022, revenues generated from the sale of our packaging products were 58.0%, 50.6% and 54.7% of our total revenues, respectively. We sold packaging products to our customers which applied to industries and/or products such as footwear products, sportswear, cookware and kitchenware, smartphones and home electronics.

Corrugated Products

For the years ended June 30, 2024, 2023 and 2022, revenues generated from our sale of Corrugated Products were 30.7%, 37.2% and 36.2% of our total revenues, respectively. We sold Corrugated Products to our customers which applied to industries and/or products such as food and beverage, paper and packaging, non-food-and-beverage-consumables, logistics, e-commerce and home electronics.

Packaging products supply chain management solution

For the years ended June 30, 2024, 2023 and 2022, revenues generated from our Packaging products supply chain management solution were 11.3%, 12.2% and 9.1% of our total revenues, respectively.

Cost of revenues

Cost of revenues mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation, utilities and outsourcing cost. For the years ended June 30, 2024 and 2023, cost of revenues was $30,226,192 and $36,534,358, respectively, the decrease is mainly due to the decrease in revenues by 15.5%, and a decrease in paper cost from $562 per ton to $489 per ton for the year ended June 30, 2023 and 2024. For the years ended June 30, 2023 and 2022, cost of revenues was $36,534,358 and $49,961,793, respectively, the decrease is mainly due to the decrease in revenues by 31.2%, offset by a decrease in paper cost decreased from $657 per ton to $562 per ton for the year ended June 30, 2022 and 2023. Cost of sales mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation and utilities.

Gross profit

	Year Ended June 30,
	2024		2023		2022
	Gross Profit	Profit margin	Gross Profit	Profit margin	Gross Profit	Profit margin
	USD	%	USD	%	USD	%

Packaging products	7,457,388	33.4%	5,906,174	25.6%	9,921,409	27.4%
Corrugated products	(144,322)	(1.2)%	2,149,549	12.7%	5,048,536	21.0%
Packaging products supply chain management solution	991,515	22.8%	1,008,539	18.2%	1,301,019	21.7%
Total	8,304,581	21.6%	9,064,262	19.9%	16,270,964	24.6%

Gross profit for the years ended June 30, 2024, 2023 and 2022 was $8,304,581, $9,064,262 and $16,270,964, respectively, or 21.6%, 19.9% and 24.6%, respectively, of operating revenues. For the year ended June 30, 2024, the increase of profit margin was mainly due to the increase in selling price during the year ended June 30, 2024. For the year ended June 30, 2023, the decrease of profit margin was mainly due to the decrease in selling price during the year ended June 30, 2023.

The decrease in gross profit for the corrugated products was mainly due to the voluntary liquidation of YWSZ and consolidation of its operations into MPSZ by installing similar manufacturing production lines in MPSZ, during which the corrugated products were sold at a lower price to facilitate the consolidation process.

Selling and marketing expenses

For the years ended June 30, 2024 and 2023, selling and marketing expenses were $5,651,505 and $4,875,650, respectively. The increase from fiscal 2023 to 2024 is mainly due to the increase in consulting fee for market research and sales commission.

For the years ended June 30, 2023 and 2022, selling and marketing expenses were $4,875,650 and $5,813,307, respectively. The decrease from fiscal 2022 to 2023 is mainly due to the decrease in consultancy fee and transportation and handling fee as a result of decreased sales volume for the year ended June 30, 2023.

General and administrative expenses

General and administrative expenses mainly include staff cost for general and administrative purposes. For the years ended June 30, 2024 and 2023, administrative expenses were $9,581,030 and $5,270,966, respectively. The increase from fiscal 2023 to 2024 is mainly due to the increase in staff compensation for the winding down the operations of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and professional fee for the year ended June 30, 2024.

For the years ended June 30, 2023 and 2022, administrative expenses were $5,270,966 and $4,922,075, respectively. The increase from fiscal 2022 to 2023 is mainly due to professional fee and environment protection expenses as a result of increase in audit fee and decrease in environment protection subsidy from PRC government for the year ended June 30, 2023.

Net (loss) income

Our net loss for the years ended June 30, 2024 and 2023 was $8,770,044 and $354,111 respectively. The increase in net loss from fiscal 2023 to 2024 was mainly due to the decrease in revenue and increased selling and marketing expenses and general and administrative expenses during the year ended June 30, 2024 and the respective reasons were explained above.

Our net loss for the year ended June 30, 2023 was $354,111 and net income for the year ended June 30, 2022 was $4,077,371. The decrease from fiscal 2022 to 2023 was mainly due to the decrease in revenue and increased cost of revenue during the year ended June 30, 2023 and the respective reasons were explained above.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our loan arrangements with banks. As of June 30, 2024, we have outstanding bank borrowings of $5,582,665. The bank borrowings have an average floating interest rate of 7.07% for the year ended June 30, 2024. As of June 30, 2024, we had cash and cash equivalents of $13,346,584. Currently, our primary uses of cash are for operations and capital expenditures. We believe that net cash generated from operating activities, cash on hand, available borrowings under our revolving credit facility and available capital through access to capital markets will be adequate to meet our liquidity and capital requirements. As our debt or credit facilities become due, we will need to repay, extend or replace such facilities. Our ability to do so will be subject to future economic conditions and financial, business, and other factors, many of which are beyond our control.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended June 30,
	2024	2023	2022
	USD	USD	USD

Net cash (used in) provided by operating activities	(4,106,011)	8,109,777	2,039,600
Net cash (used in) provided by investing activities	(2,243,523)	(216,520)	2,068,244
Net cash provided by (used in) financing activities	(7,860,347)	1,799,269	(5,585,110)
Effect of foreign exchange rate changes	(20,158)	(1,563,355)	(345,360)
Net increase (decrease) in cash and cash equivalents	(14,230,038)	8,129,171	(1,822,626)
Cash, cash equivalents and restricted cash at beginning of year	27,576,622	19,447,451	21,270,077
Cash, cash equivalents and restricted cash at end of year	13,346,584	27,576,622	19,447,451

Cash flows from operating activities

During the years ended June 30, 2024, 2023 and 2022, the cash inflows from our operating activities were primarily derived from revenue generated from our sale of paper products and from provision of supply chain management solutions, whereas the cash outflows for our operating activities mainly comprised the purchase of raw paper and finished goods, shipping costs, staff costs and administrative expenses.

Our net cash used in/generated from operating activities primarily reflected our net (loss) income, as adjusted for non-operating items, such as depreciation and amortization, impairment of inventories, (reversal of allowance) allowance for bad debts and effects of changes in operating assets and liabilities such as increase or decrease in inventories, accounts receivable, accounts payable, other payables and accruals, ROU assets and lease obligations.

For the year ended June 30, 2024, our net cash used in operating activities was approximately $4.1 million, which primarily reflected our net loss of approximately $8.8 million, mainly adjusted by (i) the non-cash depreciation and amortization of approximately $1.4 million; (ii) the impairment of inventories of $0.6million; (iii) the decrease in accounts and other receivables of approximately $0.6 million; (iv) decrease in inventories of approximately $1.3 million; (v) the increase in accounts payables, other payables and accrued liabilities of approximately $1.5 million while partially offset by (i) the increase in ROU assets of $0.4 million;.

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

For the year ended June 30, 2024, net cash used in investing activities was approximately $2.2 million, mainly from acquisition of property, plant and equipment and intangible assets of approximately $2.4 million.

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

For the year ended June 30, 2024, net cash used by financing activities was approximately $7.9 million, mainly consisted of (i) repayment of bank loans of approximately $22.0 million; and (ii) proceeds from new bank loans of approximately $14.2 million.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2023 to June 30, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions

Critical Accounting Policies

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

Revenue Recognition

The Company follows ASC Topic 606. The Company derives revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

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

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer have distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 to verify which promises should be assessed for classification as distinct performance obligations.

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

Transaction price is the amount in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

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

The Company elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

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

Accounts receivable, net

Accounts receivable are trade receivables from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Periodically, management reviews the adequacy of its provision for doubtful accounts based on historical bad debt expense results and current economic conditions using factors based on the aging of its accounts receivable. Additionally, the Company may identify additional allowance requirements based on indications that a specific customer may be experiencing financial difficulties. Actual bad debt results could differ materially from these estimates.

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

The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company adopted this update on July 1, 2023. the adoption of ASU 2019-05 did not have a material impact on our CFS.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning July 1, 2022 and interim periods beginning July 1, 2023. Early adoption is permitted. The Company does not expect any material impact on the Company’s CFS.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the Company’s CFS.

In October 2021, the FASB issued ASU 2021-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2021-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of ASU 2021-10 did not have a material impact on our CFS.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date hereof.

Name	Age	Position(s)
Ming Hung “Matthew” Lai	37	Chairman and Director
Ming Yan “Ray” Lai	42	Chief Executive Officer and Director
Wing Wai “John” Au	61	Chief Financial Officer
Hok Han “Henry” Ko(1)(2)(3)	49	Independent Director, Chair of Nominating Committee
Hon Wai “Marco” Ku(1)(2)(3)	50	Independent Director, Chair of Audit Committee
Hung Leung “Alan” Tsang(1)(2)(3)	55	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended June 30, 2024, 2023 and 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Fiscal Year	Salary	Bonus	Share Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)
Ming Yan “Ray” Lai	2024	$121,361	$10,625			$131,986
	2023	$80,606	$5,359	-	-	$85,965
	2022	$81,764	$5,574	-	-	$87,338

Wing Wai “John” Au	2024	$143,418	$12,122			$155,540
	2023	$105,871	$7,465	-	-	$113,336
	2022	$107,135	$7,688	-	-	$114,823

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

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. We have determined that Hok Han “Henry” Ko, Hon Wai “Marco” Ku, and Hung Leung “Alan” Tsang satisfy the “independence” requirements under Nasdaq Rule 5605.

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

Audit Committee. Our audit committee consists of Hon Wai Ku, Hung Leung Tsang and Hok Han Ko. Hon Wai Ku is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Hok Han Ko, Hok Han Ko and Hung Leung Tsang upon the effectiveness of their appointments. Mr. Hok Han Ko is the chair of our nominating committee. We have determined that Hok Han Ko, Sun Wai But and Hung Leung Tsang satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

The following table provides certain information regarding the diversity of our Board of Directors as of the date hereof.

Board Diversity Matrix (As of the date hereof)

Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We had a total of 498 and 792 employees as of June 30, 2024 and 2023, respectively. The following table gives a breakdown of our employees by function:

	As of June 30, 2024	As of June 30, 2023
Administration and Management	2	8
Engineering	8	6
Research and Development	64	63
Sales and Marketing	30	51
Business Operations	394	664
Total	498	792

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

7.B. Related Party Transactions (FS footnote)

Other Related Party Transactions

During the year ended June 30, 2024, other than disclosed in elsewhere, we did not have any other related party transactions.

The following shows the significant related party transactions for the years ended June 30, 2024, 2023 and 2022.

				2024	2023	2022
	Relationship	Nature	Description	US$	US$	US$
M-GEN Innovation Company Limited (hereafter “MGI”)	Common control by the shareholders	Trade nature	The Company’s sales	-	-	26,095
		Trade nature	The Company’s receipt of sales	-	-	(152,869)
		Non-trade nature	The Company’s receipt of advance repaid from M-GEN Innovation Company Limited	-	-	(926,047)
Wah Tong Paper Products Group Limited (hereafter “WTPPG”)	Common control by the shareholders	Non-trade nature	The Company’s repayment from Wah Tong Paper Products Group Limited	-	-	(515,132)
Wah Tong Paper Products Factory Limited (hereafter “WTPPF”)	Common control by the shareholders	Non-trade nature	The Company’s repayment from Wah Tong Paper Products Factory Limited	-	-	(1,080,604)
		Non-trade nature	The Company’s repayment to Wah Tong Paper Products Factory Limited	-	-	89,145
Wah Tung Thai Logistics (Shenzhen) Limited (hereafter “WTTLSZ”)	Common control by the shareholders	Trade nature	Logistic fee incurred by the Company	-	-	(6,109)
		Trade nature	The Company’s payment on the logistic fee	-	-	6,109
		Trade nature	The Company’s receipt of sales	-	-	(15,998)
		Non-trade nature	The Company’s repayment to Wah Tung Thai Logistics (Shenzhen) Limited	-	-	5,544
Sing Wise Limited (hereafter “Sing Wise”)	Common control by the shareholders	Trade nature	The Company’s receipt of sales	-	-	(7,072)
		Non-trade nature	The Company’s repayment to Sing Wise Limited	-	-	4,921

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Wah Tung Thai Logistics Company Limited (hereafter “WTTL”)	Common controlled by the shareholders	Trade nature	Transportation expenses incurred by the Company	-	-	(10,365)
		Trade nature	The Company’s payment to Transportation expenses	-	-	14,507
Kunshan Chuangke Printing Products Co., Ltd	Common control by the shareholders	Trade nature	The Company’s payment on purchase	-	-	2,161,721
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common control by the shareholders	Trade nature	Rental expenses incurred by the Company	(659,678)	(707,311)	(528,986)
				659,678	707,311	865,767
		Non-trade nature	The Company’s repayment to Yee Woo Paper Packaging (China) Company Limited	-	-	2,062,599
Lai Por	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capita	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427
Lai Yau Shing	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lai Yau Chuen	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427
Lai Yau Sang	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427
Lai Yau Fai	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427
Lai Yau Chi	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

Please refer to “Item 6. Involvement in Certain Legal Proceedings.”

Dividend Policy

On September 1, 2020, Yee Woo Shenzhen, a China-based subsidiary, declared dividend in the amount of US$9.3 million, with dividend withholding tax provision approximately US$0.4 million, to its then 100% shareholder YWPPC, a Hong Kong subsidiary, which was considered as intragroup transaction when declared. As disclosed on page F-8 of this Annual Report, YWPPC was departed from the group on December 31, 2020 and since then YWPPC was de-recognized from the Group resulting in a dividend payable US$8.4 million, net of dividend withholding tax provision of US$0.4 million, to the Controlling Shareholders. At year end, the dividend payable to the Controlling Shareholders US$8.4 million was waived by the Controlling Shareholders and such waiver of amounts payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2021.

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

Other than these two recapitalization exercises, there have been no other transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2024 and 2023 and up to the date of the Annual Report. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

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

Generally

Millennium is a Cayman Islands company limited by shares and subject to Cayman Islands Laws. Millennium HK, Millennium Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Millennium Strategic, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited and Yee Woo Paper Packaging (HK) Company Limited are subject to Hong Kong laws. Huizhou Yimeinuo Industry Co., Ltd., Millennium (Huizhou) Technology Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium Shenzhen, and Putian Xiqi Branding Strategy Co., Ltd. are subject to PRC laws. MPG Global Company Limited is subject to Vietnamese laws.

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended June 30, 2024, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in our future offerings. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended June 30, 2024, 2023 and 2022.

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

As of June 30, 2024, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2024. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to put design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

●	Hire additional personnel with experience in US GAAP financial reporting and control procedures; and

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Wei, Wei & Co., LLP has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal year ended June 30, 2024, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

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

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co., LLP’s fee for the fiscal year ended June 30, 2024 was $250,000.

WWC’s fee for the fiscal year ended June 30, 2023 was $210,000; for the fiscal year ended June 30, 2022 was $128,000.

Audit-Related Fees

There were no audit-related service fees incurred from WWC or Wei, Wei & Co., LLP for the fiscal years ended June 30, 2024, 2023, or 2022.

Tax Fees

There were no tax service fees incurred from WWC or Wei, Wei & Co., LLP for the fiscal years ended June 30, 2024, 2023, or 2022.

All Other Fees

There were no other service fees incurred from WWC or 2024, 2023, or 2022 in fiscal year ended June 30, 2024, 2023, or 2022.

Audit Committee Pre-Approval Policies

The engagement of WWC and Wei, Wei & Co., LLP by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by WWC and Wei, Wei & Co., LLP have been approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2024.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company has dismissed WWC, P.C. as the Company’s independent auditor on January 5, 2024 and has approved the appointment of Wei, Wei & Co., LLP as the independent auditor of the Company, effective January 5, 2024.

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

ITEM 16K. CYBERSECURITY

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We asses and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association, filed as Exhibit 3.1 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
1.2	Second Amended and Restated Memorandum of Association, filed as Exhibit 3.2 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
2.2	Description of Securities, filed as Exhibit 2.2 to the Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.1	Director Offer Letter to Ming Hung Lai, filed as exhibit 10.1 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.2	Employment Agreement with Ming Yan Lai, filed as exhibit 10.2 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.3	Employment Agreement with Wing Wai “John” Au, filed as exhibit 10.3 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.4	Director Offer Letter to Hok Han “Henry” Ko, filed as exhibit 4.5 to the Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.5	Director Offer Letter to Hon Wai “Marco” Ku, filed as exhibit 4.6 to the Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.6	Director Offer Letter to Hung Leung “Alan” Tsang, filed as exhibit 4.7 to the Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.7	Sample Purchase Order, filed as exhibit 10.5 to the form F-1 filed on October 28, 2022 and incorporated by reference herein
8.1	List of Subsidiaries, filed as exhibit 21.1 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to the Form F-1 filed on October 28, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as Exhibit 11.2 to the Form 20-F filed on October 30, 2023 and incorporated by reference herein
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1	Compensation Recovery Policy, filed herewith
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Millennium Group International Holdings Limited

By:	/s/ Ming Yan Lai
Name:	Ming Yan Lai
Title:	Director and Chief Executive Officer

Date: October 30, 2024

 Millennium Group International Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Millennium Group International Holdings Limited

Room 2722, 27/F, No.1 Hung To Road, Kwun Tong, Kowloon, Hong Kong 999077

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Millennium Group International Holdings Limited and Subsidiaries (the “Company”) as of June 30, 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2023.

Flushing, New York

October 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Millennium Group International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Millennium Group International Holdings Limited and its subsidiaries (collectively the “Company”) as of June 30, 2023 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor from 2021 through 2023.
San Mateo, California

October 30, 2023

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 AND 2023

	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$13,346,584	$27,576,622
Accounts receivable, net	9,462,980	10,313,371
Prepayments, other receivables and other current assets	1,240,639	1,001,694
Inventories, net	3,715,494	5,559,282
Total current assets	27,765,697	44,450,969
Non-current assets:
Property, plant and equipment, net	7,792,835	9,027,615
Right-of-use assets, net	3,474,737	3,076,855
Intangible asset, net	197,787	291,559
Deferred tax assets, net	329,594	397,212
Other non-current assets	4,076,456	1,798,927
Total non-current assets	15,871,409	14,592,168
Total Assets	$43,637,106	$59,043,137

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,648,331	$3,411,605
Other payables and accrued liabilities	2,684,556	2,105,028
Lease obligation – current	218,578	157,489
Bank borrowings	5,582,665	13,405,816
Tax payable	-	6,405
Total current liabilities	12,134,130	19,086,343

Non-current liabilities:
Lease obligation – non-current	456,933	37,992
Total non-current liabilities	456,933	37,992
Total liabilities	12,591,063	19,124,335

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.002 par value per share, 125,000,000 shares authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,361,149	34,361,149
Statutory reserves	1,049,119	1,049,119
Accumulated other comprehensive loss	(3,888,270)	(3,785,555)
Retained earnings (Accumulated deficit)	(498,455)	8,271,589
Total shareholders’ equity	31,046,043	39,918,802
Total liabilities and shareholders’ equity	$43,637,106	$59,043,137

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2024, 2023 and 2022

	Year Ended June 30,
	2024	2023	2022

Revenues	$38,530,773	$45,598,620	$66,232,757
Cost of revenues	(30,226,192)	(36,534,358)	(49,961,793)
Gross Profit	8,304,581	9,064,262	16,270,964

Operating expenses:
Selling and marketing	(5,651,505)	(4,875,650)	(5,813,307)
General and administrative	(9,581,030)	(5,270,966)	(4,922,075)
Total operating expenses	(15,232,535)	(10,146,616)	(10,735,382)

(Loss) income from operations	(6,927,954)	(1,082,354)	5,535,582

Other income (loss):
Other income	49,163	1,366,394	99,006
Other expenses	(725,374)	(31,095)	(234,269)
Interest expense	(958,935)	(684,358)	(425,791)
Total other (loss) income, net	(1,635,146)	650,941	(561,054)

(Loss) income before income tax expenses	(8,563,100)	(431,413)	4,974,528

Income tax (expenses) credit	(206,944)	77,302	(897,157)

Net (loss) income	$(8,770,044)	$(354,111)	$4,077,371

Other Comprehensive Loss
Foreign currency translation adjustment	$(102,715)	$(3,076,878)	$(1,108,733)

Total Comprehensive (Loss) Income	$(8,872,759)	$(3,430,989)	$2,968,638

Net (loss) income per share attributable to ordinary shareholders - basic and diluted	(0.78)	(0.03)	0.41
Weighted average number of ordinary shares used in computing net (loss) income per share - basic and diluted	11,250,000	10,301,370	10,000,000

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2024, 2023 and 2022

	Ordinary Shares		Additional		Accumulated other comprehensive
	No. of shares	Amount	paid-in capital	Statutory reserves	income (loss)	Retained earnings	Total
		$	$	$	$	$	$
Balance as of June 30, 2021	10,000,000	20,000	17,514,152	733,182	400,056	11,837,448	30,504,838
Appropriations to statutory reserves	-	-	-	295,962	-	(295,962)	-
Waiver of amounts due to shareholders	-	-	6,614,563	-	-	-	6,614,563
Recapitalization	-	-	6,973,182	-	-	(6,973,182)	-
Foreign currency translation adjustment	-	-	-		(1,108,733)	-	(1,108,733)
Net income	-	-	-	-	-	4,077,371	4,077,371
Balance as of June 30, 2022	10,000,000	20,000	31,101,897	1,029,144	(708,677)	8,645,675	40,088,039
Appropriations to statutory reserves	-	-	-	19,975	-	(19,975)	-
Issuance of shares	1,250,000	2,500	3,259,252	-	-	-	3,261,752
Foreign currency translation adjustment	-	-	-		(3,076,878)	-	(3,076,878)
Net loss	-	-	-	-	-	(354,111)	(354,111)
Balance as of June 30, 2023	11,250,000	22,500	34,361,149	1,049,119	(3,785,555)	8,271,589	39,918,802
Foreign currency translation adjustment	-	-	-		(102,715)	-	(102,715)
Net loss	-	-	-	-	-	(8,770,044)	(8,770,044)
Balance as of June 30, 2024	11,250,000	22,500	34,361,149	1,049,119	(3,888,270)	(498,455)	31,046,043

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2024, 2023 and 2022

	Year Ended June 30,
	2024	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(8,770,044)	$(354,111)	$4,077,371
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,398,862	1,702,331	1,936,061
Impairment of inventories	564,020	133,218	71,143
Provision for bad debts (Reversal of provision)	157,765	(116,846)	10,450
Loss (Gain) on disposal of property, plant and equipment	(88,241)	(1,949)	-
Changes in operating assets and liabilities:
Deferred tax assets	67,808	(106,103)	(68,194)
Accounts receivable	688,284	6,690,275	(1,388,981)
Prepayments, other receivables and other assets	(58,196)	(476,360)	(951,573)
Inventories	1,284,158	3,408,444	(633,043)
Prepaid tax	(264,989)	-	378,726
Right-of-use assets	(419,957)	777,309	840,151
Lease obligation	501,745	(683,205)	(740,604)
Accounts payable	250,488	(1,586,850)	1,384,898
Other payables and accrued liabilities	1,248,316	(226,444)	(1,188,273)
Tax payable	(6,352)	(342,621)	354,863
Related party balances – trade nature	(659,678)	(707,311)	(2,043,395)
Net Cash (Used in) Provided by Operating Activities	(4,106,011)	8,109,777	2,039,600

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(2,376,967)	(186,565)	(510,780)
Proceeds from disposal of property, plant and equipment	162,902	-	41,301
Purchase of intangible assets	(29,458)	(29,955)	(29,808)
Repayments from related parties	-	-	2,567,531
Net Cash (Used in) Provided by Investing Activities	(2,243,523)	(216,520)	2,068,244

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares	-	4,227,000	-
Repayment of bank borrowings	(22,049,203)	(18,662,822)	(27,289,939)
Proceeds from bank borrowings	14,188,856	16,235,091	26,425,399
Recapitalization - Dividends paid	-	-	(8,863,135)
Recapitalization – Dividends reinjected as additional paid-in capital	-	-	8,863,135
Repayment of loan to related company	-	-	(1,864,965)
Repayments to related parties	-	-	(2,855,605)
Net Cash Provided by (Used in) Financing Activities	(7,860,347)	1,799,269	(5,585,110)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(20,158)	(1,563,355)	(345,360)

Net (Decrease) Increase in Cash and Cash Equivalents	(14,230,038)	8,129,171	(1,822,626)

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	27,576,622	19,447,451	21,270,077

Cash, Cash Equivalents and Restricted Cash - End of Year	$13,346,584	$27,576,622	$19,447,451

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(850,614)	(684,358)	(429,976)
Cash paid for income taxes	(593,569)	(614,026)	(516,793)

Supplemental significant non-cash financing activities:
Waiver of amounts due to shareholders	-	-	6,614,563
Recapitalization - transfer out of retained earnings	-	-	(6,973,182)
Recapitalization - transfer into additional paid in capital	-	-	6,973,182
Prepaid offering costs net off with additional paid-in capital	-	515,952	-

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Business Background

On May 21, 2021, Millennium Group International Holdings Limited (the “Company” or the “Group”) was incorporated in the Cayman Islands, as an investment holding company. The Company primarily provides paper-based packaging solutions. The Company is headquartered in Hong Kong with significant operations in the People’s Republic of China (“PRC” or China) and Vietnam. The Company operates two production facilities in the Guangdong Province of the PRC. The Company also operates a supply chain management business in Vietnam to provide premium packaging solutions to meet the demand of the Company’s top-tier clients whose products are sold globally.

A reorganization of the legal structure was completed in on January 19, 2022. As the Group was under control of the same shareholders and their entire equity interests were held by the same shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the year ended June 30, 2022.

Initial Public Offering

On April 4, 2023, the Company announced the closing of its initial public offering (“IPO”) of 1,250,000 ordinary shares, US$0.002 par value per share (“Ordinary Shares”) at US$4.00 per share for US$5,000,000 in gross proceeds. The Company raised net proceeds of $4.2 million after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted its underwriters, Revere Securities, LLC, as the Underwriter Representative, an option for 45 days after the closing of the IPO to purchase up to 15% of the total number of the Company’s ordinary shares to be offered by the Company pursuant to the IPO (excluding shares subject to this option), solely for the purpose of covering overallotments, at the IPO price less the underwriting discount. The ordinary shares of the Company began trading on the Nasdaq Capital Market on April 6, 2023 under the ticker symbol “MGIH”.

As of June 30, 2024, the Company’s subsidiaries are detailed in the table as follows:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Name	or Establishment	or Establishment	(directly/indirectly)	Principal Activities
Subsidiary:
Millennium Investment International Limited	September 13, 2019	HK	100%	Investment holding
Millennium Printing (Shenzhen) Co., Ltd	December 3, 2007	The PRC	100%	Investment holding and Manufacturing of paper-based packaging
Yee Woo Paper Industry (Shenzhen) Co., Ltd.	August 21, 2001	The PRC	100%	Manufacturing of paper-based packaging
Putian Xiqi Branding Strategy Co., Ltd	September 30, 2017	The PRC	100%	Trading of paper-based packaging
Millennium Packaging Technology (Huizhou) Co., Ltd.	March 6, 2020	The PRC	100%	Dormant
Millennium (Huizhou) Technology Co., Ltd.	January 19, 2020	The PRC	100%	Property holding
Huizhou Yimeinuo Industry Co., Ltd.	April 7, 2017	The PRC	100%	Property holding
Millennium Strategic International Limited	November 13, 2019	HK	100%	Investment holding
Wah Tong Investment International Limited	October 18, 2019	HK	100%	Dormant
Yee Woo Paper Investment International Limited	November 15, 2019	HK	100%	Dormant
Millennium Printing International Limited	May 12, 2000	HK	100%	Trading of paper based packaging
Millennium Packaging Group International Limited	August 13, 2003	HK	100%	Investment holding and trading
Yee Woo Paper Packaging (HK) Company Limited	December 13, 2018	HK	100%	Trading of paper-based packaging
MPG Global Company Limited	March 9, 2018	Vietnam	100%	Trading of paper-based packaging
Millennium Group Investment (BVI) Limited	May 20. 2021	BVI	100%	Investment holding
Millennium Holdings International Limited	September 23, 2019	HK	100%	Investment holding
Yee Woo Vietnam Paper Products Company Limited	August 3, 2022	Vietnam	100%	Dormant
Millennium Printing and Packaging Technology (Vietnam) Co. Ltd	4 June 2024	Vietnam	100%	Manufacturing of paper-based packaging

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

Translation of amounts from HK$ into US$ has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2024	HK$7.81 to US$1
June 30, 2023	HK$7.84 to US$1

Statement of operations and cash flow items:
June 30, 2022	HK$7.80 to US$1
June 30, 2023	HK$7.84 to US$1
June 30, 2024	HK$7.82 to US$1

Translation of amounts from RMB into US$ has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2024	RMB7.27 to US$1
June 30, 2023	RMB7.26 to US$1

Statement of operations and cash flow items:
June 30, 2022	RMB 6.45 to US$1
June 30, 2023	RMB 6.95 to US$1
June 30, 2024	RMB 7.21 to US$1

Translation of amounts from VND into US$ has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2024	VND25,455 to US$1
June 30, 2023	VND23,583 to US$1

Statement of operations and cash flow items:
June 30, 2022	VND22,860 to US$1
June 30, 2023	VND23,706 to US$1
June 30, 2024	VND24,548 to US$1

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash and cash equivalents are cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. The Group’s restricted cash primarily represents deposits pledged to banks to secure banking facilities granted to the Company. The restricted deposits for the banking facilities were fully released by respective banks in September 2022 with the revised bank facilities.

Accounts receivable, net

Accounts receivable are trade receivables from customers. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. The Company estimates the allowance for doubtful accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on certain credit risk characteristics, and the Company determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. As of June 30, 2024, and 2023, the balance of allowance for doubtful accounts was $226,925 and $70,345, respectively.

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

The Company depreciates property, plant, and equipment using the straight-line method as follows:

Buildings	20 years to 50 years

Leasehold improvements	5 years

Plant and machinery	5 years to 20 years

Motor Vehicles	5 years to 15 years

Office equipment	1 years to 10 years

Note: For items bought in second hand, depreciation is provided based on its residual useful based on the above mentioned overall useful life. The useful life of the fixed assets of the Vietnamese company is determined according to the current accounting policies of Vietnam and in consideration of the actual value of the assets.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived asset

Long-lived assets, are property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value (“FV”) based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2024, and 2023, no impairment of long-lived assets was recognized.

Leases

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The leases in the Group are accounted for as operating leases and finance lease.

We determine if an arrangement is a lease at inception. On our balance sheet, our operating leases and finance lease are included in operating lease right-of-use (ROU) asset, Current portion of operating lease liability and non-current of lease liability, net of current portion.

ROU assets are our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

For our leases, lease expense is recognized on a straight-line basis in operations over the lease term.

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

In July 2000, the Company acquired land use rights from the local Bureau of Land and Resources in Shenzhen for the purpose of building factory. The land use rights are being amortized over the respective lease terms, which are 50 years. In the inception date of lease term, the Company has paid the lease payment to the PRC government.

As of 30 June 2024, the Company have land use rights from Huizhou Yimeinuo Industry Co., Ltd to build a factory and this land use rights are being amortized over the respective lease terms, which are 35 years.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other non-current assets

Other non-current assets mainly include prepayment for land in Vietnam of USD 4,001,282 and USD 1,798,927 as of June 30, 2024 and 2023, respectively. The prepayment for land in Vietnam is VND 102,476,000,000 for a contract granting the right to use the land in Vietnam, the Company signed a new sublease contract on December 11, 2023, with the land cost released amounting to VND 102,469,851,440. The details of capital commitment are set out in the Note 18.

Bank borrowings

Bank borrowings are initially recognized at FV, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

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

Each of the Company’s wholly owned subsidiaries in the PRC are required to allocate at least 10% of its net profit to the reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriations of additional reserve fund are determined at the discretion of its directors. The reserve fund can only be used, upon approval by the relevant authority, to offset accumulated losses or increase capital.

Employee Benefit Plan

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

Qualified employees of the Hong Kong entities participate in Mandatory Provident Fund and company’s medical insurance plan. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,842.

During the years ended June 30, 2024, 2023 and 2022, the total expenses for the Company’s costs incurred on both governments mandated multi-employer defined contribution plan in the PRC and Mandatory Provident Fund Scheme in Hong Kong were US$2,011,534, US$1,205,697 and US$1,090,943, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during the years ended June 30, 2024, 2023 and 2022 and balances as of June 30, 2024 and 2023 are set out in the Note 10.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606. The Company derives revenue principally from producing and sales of paper products. Revenue from contracts with customers is recognized using the following five steps:

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

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 to verify which promises should be assessed for classification as distinct performance obligations.

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

Transaction price is the amount in the contract to which the Company expects to be entitled for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

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

For the sales of paper products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

b.	Revenue from provision of supply chain management solution

The Company provides supply chain management solutions to its customers by designing packaging products, designating approved raw materials for manufacturing of those packaging products, contracting viable manufacturers, and arranging delivery of those packaging products to end customers. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer indicates that the Company has completed all steps set forth above such as design, manufacture and delivery in order to substantially complete all the services agreed upon in the purchase order. Delivery of the product to the customer is also the point at which title to that asset passes to the customer. The completion of this earning process is typically evidenced by a written customer acceptance indicating receipt of the product. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

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

Other income

Interest income is mainly from savings and time deposits and is recognized on an accrual basis using the effective interest method.

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

Value Added Tax

Revenue is the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and has determined that the Company has only one reportable segment. The Company operates and manages its business as a single segment. Please refer to Note 16 to the consolidated financial statement for the Company’s revenue from customers by geographical areas based on the location of the customers.

Earnings (Loss) Per Share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended June 30, 2024, 2023 and 2022, there was no dilution impact.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company adopted this update on July 1, 2023. the adoption of ASU 2019-05 did not have a material impact on our CFS.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning July 1, 2022 and interim periods beginning July 1, 2023. Early adoption is permitted. The Company does not expect any material impact on the Company’s CFS.

In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). ASU No. 2021-01 is an update of ASU No. 2020-04, which is in response to concerns about structural risks of interbank offered rates, and particularly the risk of cessation of LIBOR. Regulators have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. ASU No. 2020-04 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. ASU No. 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU No. 2021-01 update clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments in this update are effective immediately through December 31, 2022, for all entities. On December 21, 2022, the FASB issued a new Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the Company’s CFS.

In October 2021, the FASB issued ASU 2021-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2021-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of ASU 2021-10 did not have a material impact on our CFS.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) Cash and cash equivalents

Cash and cash equivalents in its original currencies is shown below:

	As of June 30,
	2024	2023
	$	$
HKD	3,197,313	7,610,774
RMB	2,673,761	7,156,490
USD	7,004,410	12,723,146
VND	471,100	86,212
Total	13,346,584	27,576,622

The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in obtaining and remitting foreign currency.

(4) Accounts receivable, net

Accounts receivable, net comprised the following:

	As of June 30,
	2024	2023
	$	$
Accounts receivable	9,689,905	10,383,716
Allowance for doubtful accounts	(226,925)	(70,345)
Total	9,462,980	10,313,371

Allowance for doubtful accounts, changes was of the following:

	For the years ended June 30,
	2024	2023	2022
	$	$	$
Beginning balance	70,345	186,909	228,413
Reversals	157,765	(116,846)	(509)
Write-offs	-	(3,653)	(36,333)
Foreign currency exchange effect	(1,185)	3,935	(4,662)
Ending balance	226,925	70,345	186,909

As of the end of each of the fiscal year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of June 30,
	2024	2023
	$	$
Within 90 days	8,560,794	9,821,889
Between 91 and 180 days	742,822	491,063
Between 181 and 365 days	159,364	419
	9,462,980	10,313,371

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) Prepayments, other receivables and other current assets

Prepayments, other receivables and other current assets consisted of the following:

	As of June 30,
	2024	2023
	$	$
Prepayments	501,558	552,458
Deposits	126,364	238,481
Other receivables	82,485	48,615
Prepaid tax	264,727	-
VAT receivables	265,505	162,140
	1,240,639	1,001,694

(6) Inventories, net

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

The components of inventories were as follows:

	As of June 30,
	2024	2023
	$	$
Raw materials	2,983,737	4,167,531
Work in progress	663,644	518,352
Finished goods	1,331,848	1,606,296
Total inventories, gross	4,979,229	6,292,179
Inventories impairment	(1,263,735)	(732,897)
Total inventories, net	3,715,494	5,559,282

Inventories impairment consists of the following:

	For the years ended June 30,
	2024	2023	2022
	$	$	$
Beginning balance	(732,897)	(655,783)	(613,831)
Addition	(564,020)	(133,218)	(71,143)
Write-offs	27,596	-	(4,470)
Foreign currency exchange effect	5,586	56,104	33,661
Ending balance	(1,263,735)	(732,897)	(655,783)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) Property, plant and equipment, net

As of June 30, 2024, and 2023, property, plant and equipment, net consisted of the following:

	As of June 30,
	2024	2023
	$	$
Buildings	7,185,353	7,159,632
Leasehold improvements	3,253,163	3,277,579
Plant and machinery	13,533,299	15,780,713
Motor vehicles	390,841	528,093
Office equipment	1,813,396	1,800,073
Totals	26,176,052	28,546,090
Less: accumulated depreciation	(18,383,217)	(19,518,475)
Property, plant and equipment, net	7,792,835	9,027,615

Depreciation was US$1,206,371, US$1,556,069 and US$1,792,022 for the years ended June 30, 2024, 2023 and 2022, respectively. No impairment loss was recorded for the years ended June 30, 2024, 2023 and 2022.

(8) Leases

Our operating leases primarily consist of leases of office, factories buildings and factory equipment. Our finance leases consist of lease of motor vehicles. The recognition of whether a contract contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Our lease assets and liabilities are included in the lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

We follow ASU No. 2016-02 and related standards (collectively ASC 842, Leases). We used the incremental borrowing rate from 3.18% to 4.25% as the discount rate, based on the information available at commencement date in determining the present value of lease payments.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases was as follows:

	As of June 30,
	2024	2023
	$	$
Right-of-use assets(“ROU”), net	3,474,737	3,076,855
Operating lease ROU	3,406,861	3,076,855
Finance lease ROU	67,876	-

Lease liabilities - current	218,578	157,489
Current operating lease obligation	203,347	157,489
Current finance lease obligation	15,231	-

Lease liabilities – non-current	456,933	37,992
Non-current operating lease obligation	413,871	37,992
Non-current finance lease obligation	43,062	-
Total lease obligation	675,511	195,481

Operating and finance lease expenses for the years ended June 30, 2024, 2023 and 2022 were US$834,423, US$790,417 and US$814,377, respectively.

The following table shows the remaining contractual maturities of the Group’s operating and finance lease liabilities as of June 30, 2024 by years:

	Operating	Finance
	$	$
Year ending June 30, 2025	225,530	16,864
Year ending June 30, 2026	219,831	16,864
Year ending June 30, 2027	210,735	16,864
Year ending June 30, 2028	1,701	11,243
Total undiscounted lease obligations	657,796	61,835
Less: imputed interest	40,578	3,542
Lease liabilities recognized in the consolidated balance sheet	617,218	58,293

The lease obligations will end between 1 August 2024 and 25 April 2054. The weighted-average discount rate used to determine the operating lease liabilities as of June 30, 2024 was 4.17%.

(9) Bank borrowings

Outstanding balances of banks borrowings as of June 30, 2024 and 2023 consisted of the following:

	As of June 30,
	2024	2023
	$	$
Bank borrowings:
Guaranteed	3,157,475	10,300,386
Collateralized and guaranteed	2,425,190	3,105,430
	5,582,665	13,405,816

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The details of bank borrowings as at June 30, 2024 and 2023 are as follows:

		Maturity		Weighted-average interest rate		As of June 30,
Lender	Type	date	Currency	2024	2023	2024	2023
DBS Bank Hong Kong Limited	Bank borrowing	November 2027	HKD	7.31%	3.8%	1,800,902	3,515,952
Bank of China (Hong Kong) Limited	Bank borrowing	June 2027	HKD	6.96%	6.4%	2,821,221	6,393,244
Hang Sang Bank Limited	Bank borrowing	July 2024	HKD	6.93%	6.3%	960,542	3,496,620

Total bank borrowings						5,582,665	13,405,816

	Carrying value	Within 1 year or on demand	2025	2026	2027	Thereafter
	$	$	$	$	$	$
Loan type in terms of HKD currency
June 30, 2023	13,405,816	13,405,816	-	-	-	-
	13,405,816	13,405,816	-	-	-	-

	Carrying value	Within 1 year or on demand	2025	2026	2027	Thereafter
	$	$	$	$	$	$
Loan type in terms of HKD currency
June 30, 2024	5,582,665	5,582,665	-	-	-	-
	5,582,665	5,582,665	-	-	-	-

The average bank borrowings rates for the years ended June 30, 2024, 2023 and 2022 was 7.07%, 5.69% and 2.73%, respectively.

As of June 30, 2024, and 2023, the Company had bank borrowings of US$5,582,665 and US$13,405,816, respectively, which contained repayment on demand clauses as of June 30, 2024 and 2023, respectively. Accordingly, portions of the bank borrowings with Bank of China (Hong Kong) Limited contractually due for repayment after one year as of June 30, 2024 and 2023 with carrying amounts of US$2,425,190 and US$4,004,549, respectively, have been classified as current liabilities. For the purpose of the illustration, such bank borrowing is included within short-term bank borrowings and showed as bank borrowings repayable within one year or on demand.

Total interest for the bank borrowings for the years ended June 30, 2024, 2023 and 2022 was US$ 850,614, US$684,358 and US$403,862, respectively.

Saved to the above disclosure, the following table represent other major loan covenants of aforementioned bank loans:

(i)	guarantees given by certain shareholders namely Mr. Lai Yau Chuen, Mr. Lai Yau Fai, Mr. Lai Yau Chi and Mr. Lai Yau Sang as of June 30, 2024 and 2023.

(ii)	guarantees given by certain related companies controlled by the shareholders namely Wah Tong Paper Products Factory Limited and Yee Woo Paper Packaging (China) Company Limited as of June 30, 2024 and 2023.

(iii)	The pledge of a leasehold land located in Huizhou, China held by the Company as of June 2024, 2023 and 2022.

(10) Related Party Balance and Transactions

There are no outstanding balances as of June 30, 2024 and 2023.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following are the significant related party transactions for the years ended June 30, 2024, 2023 and 2022.

				For the year ended June 30,	For the year ended June 30	For the year ended June 30,
				2024	2023	2022
	Relationship	Nature	Description	US$	US$	US$
M-GEN Innovation Company Limited (hereafter “MGI”)	Common control by the shareholders	Trade nature	The Company’s sales	-	-	26,095
		Trade nature	The Company’s receipt of sales	-	-	(152,869)
		Non-trade nature	The Company’s receipt of advance repaid from M-GEN Innovation Company Limited	-	-	(926,047)
Wah Tong Paper Products Group Limited (hereafter “WTPPG”)	Common control by the shareholders	Non-trade nature	The Company’s repayment from Wah Tong Paper Products Group Limited	-	-	(515,132)
Wah Tong Paper Products Factory Limited (hereafter “WTPPF”)	Common control by the shareholders	Non-trade nature	The Company’s repayment from Wah Tong Paper Products Factory Limited	-	-	(1,080,604)
		Non-trade nature	The Company’s repayment to Wah Tong Paper Products Factory Limited	-	-	89,145
Wah Tung Thai Logistics (Shenzhen) Limited (hereafter “WTTLSZ”)	Common control by the shareholders	Trade nature	Logistic fee incurred by the Company	-	-	(6,109)
		Trade nature	The Company’s payment on the logistic fee	-	-	6,109
		Trade nature	The Company’s receipt of sales	-	-	(15,998)
		Non-trade nature	The Company’s repayment to Wah Tung Thai Logistics (Shenzhen) Limited	-	-	5,544
Sing Wise Limited (hereafter “Sing Wise”)	Common control by the shareholders	Trade nature	The Company’s receipt of sales	-	-	(7,072)
		Non-trade nature	The Company’s repayment to Sing Wise Limited	-	-	4,921

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Wah Tung Thai Logistics Company Limited (hereafter “WTTL”)	Common control by the shareholders	Trade nature	Transportation expenses incurred by the Company	-	-	(10,365)
		Trade nature	The Company’s payment to Transportation expenses	-	-	14,507
Kunshan Chuangke Printing Products Co., Ltd	Common control by the shareholders	Trade nature	The Company’s payment on purchase	-	-	2,161,721
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common control by the shareholders	Trade nature	Rental expenses incurred by the Company	(659,678)	(707,311)	(528,986)
		Trade nature	The Company’s payment on the rental expenses	659,678	707,311	865,767
		Non-trade nature	The Company’s repayment to Yee Woo Paper Packaging (China) Company Limited	-	-	2,062,599
Lai Por	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capita	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427
Lai Yau Shing	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lai Yau Chuen	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427
Lai Yau Sang	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427
Lai Yau Fai	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427
Lai Yau Chi	Controlling shareholder	Non-trade nature	The Company’s net repayment to shareholders	-	-	115,566
		Non-trade nature	Increase in dividend payable to the Controlling Shareholders	-	-	(1,162,197)
		Non-trade nature	Dividend waived and capitalized as additional paid in capital	-	-	1,162,197
		Non-trade nature	Amount due to shareholders was waived and capitalized as additional paid in capital	-	-	1,102,427

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(11) Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of June 30,
	2024	2023
Contract liabilities	63,005	117,128
Salaries payables	1,103,108	849,386
Other payables	951,364	434,017
Other accruals	567,079	704,497
Total	2,684,556	2,105,028

The revenue recognized from contract liabilities to the Company’s operations was $27,611, $71,103 and $33,259 during the years ended June 30, 2024, 2023 and 2022, respectively.

(12) Shareholders’ equity

Ordinary shares

The Company performed a series of group re-organizing activities completed on January 19, 2022, resulting in 10,000,000 ordinary shares issued and outstanding as of June 30, 2022. As the Group was under control of the same shareholders and their entire equity interests were held by the shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the year ended June 30, 2022.

On April 4, 2023, the Company announced the closing of its IPO of 1,250,000 ordinary shares, US$0.002 par value per share (“Ordinary Shares”) at US$4.00 per share for US$5,000,000 in gross proceeds. The Company raised total net proceeds of US$4.2 million, which was reflected in the statement of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses as at April 3, 2023. During the IPO, the Company incurred approximately US$1.7 million for underwriting discounts and commissions and total offering expenses, among which approximately US$0.9 million offering expenses were paid before listing and recognized as deferred offering costs. At the date of closing of IPO (i.e. April 4, 2023), the underwriting discounts and commissions and total offering expenses of approximately US$1.7 million were offset against the gross offering proceeds of US$5 million resulted in net amount of approximately US$3.3 million which was recognized in additional paid-in capital.

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

As a result of the foregoing restrictions, the PRC subsidiaries are restricted in their ability to transfer their assets to us. Foreign exchange and other regulation in the PRC may further restrict the PRC subsidiaries from transferring funds to us in the form of dividends, loans and advances. As of June 30, 2024, and 2023, amounts restricted are the statutory reserve of the PRC subsidiaries, were US$1,049,119 and US$1,049,119, respectively.

During the years ended June 30, 2024, 2023 and 2022, the PRC subsidiaries attributed US$0, US$19,975 and US$295,962 of retained earnings for their statutory reserves, respectively.

(13) Selling and marketing expenses

Selling and marketing expenses were as follows:

	Year ended June 30,
	2024	2023	2022
	$	$	$
Staff costs and employee benefits	1,060,564	964,698	938,048
Consultancy fee	2,597,503	1,888,128	2,424,088
Transportation and handling	1,178,114	1,468,035	2,074,255
Advertisement expenses	19,118	18,361	3,154
Depreciation and amortization	3,206	3,227	3,530
Other	793,000	533,201	370,232
Total	5,651,505	4,875,650	5,813,307

(14) General and administrative expenses

General and administrative expenses were as follows:

	Year ended June 30,
	2024	2023	2022
	$	$	$
Staff costs and employee benefits	6,757,235	3,356,644	3,333,846
Depreciation and amortization	218,334	263,576	344,251
Research and development	261,837	241,241	305,003
Office and utilities	172,630	198,135	234,800
Other	2,170,994	1,211,370	704,175
Total	9,581,030	5,270,966	4,922,075

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) Income Taxes

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

Vietnam

The Company’s Vietnam subsidiaries, MPG Global Company Limited, Yee Woo Vietnam Paper Products Company Limited and Millennium Printing and Packaging Technology (Vietnam) Co., Ltd are subject to Vietnam corporate income tax on its taxable income as reported in their statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The corporate tax rate under Vietnam tax laws is 20%. Tax losses can be carried forward for five years, through 2028, but cannot be carried back. There is no assessable profits from the Vietnam subsidiaries during the years ended June 30, 2024, 2023 and 2022.

Hong Kong

The Company’s Hong Kong subsidiaries, including Millennium Investment International Limited, Millennium Strategic International Limited, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Yee Woo Paper Packaging (HK) Company Limited and Millennium Holdings International Limited are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for the years ended June 30, 2024, 2023 and 2022. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

PRC

The Company’s PRC operating subsidiaries, Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax of 25% after appropriate tax adjustments. The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years, through 2029.

Significant components of the provisions for income taxes for the years ended June, 2024, 2023 and 2022 were as follows:

	Year Ended June 30,
	2024	2023	2022
	$	$	$
Provision for Income Taxes
Current Tax Provision Hong Kong	127,471	125,802	226,148
Deferred Tax Provision Hong Kong	(5,032)	-	-
Current Tax Provision PRC	29,862	-	694,661
Over Provision of PRC Income Tax in prior year	-	(217,999)	-
Deferred Tax Provision PRC	54,643	14,895	(23,652)
Total Provision (Credit) for Income Taxes	206,944	(77,302)	897,157

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles PRC statutory rates to our effective tax rate:

	Year Ended June 30,
	2024	2023	2022
PRC Statutory rate	25%	25%	25%
Effect of different tax jurisdiction	(6)%	(7)%	(7)%
Overprovision of PRC income tax in prior year	-	(50)%	-
Non-deductible expenses	(3)%	-	-
Tax losses not recognized	(18)%	14%	-
Effective income tax rate	(2)%	(18)%	18%

Management reviews this valuation allowance periodically and will make adjustments as warranted. A summary of the otherwise deductible (or taxable) deferred tax items is as follows:

	June 30,	June 30,
	2024	2023
	$	$
Deferred tax assets
Miscellaneous	22,239	29,899
Allowance for doubtful accounts	15,240	20,145
Allowance for inventories	92,971	119,038
Tax loss	199,144	228,130
	329,594	397,212
Less: valuation allowance	-	-
Total deferred tax assets	329,594	397,212

(16) Segment Reporting

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

The following table presents revenue by major merchandise or services categories for the years ended June 30, 2024, 2023 and 2022, respectively:

	2024	2023	2022
	$	$	$
Packaging products	22,348,633	23,065,859	36,256,189
Corrugated products	11,833,698	16,977,098	23,986,957
Packaging products supply chain management solutions	4,348,442	5,555,663	5,989,611
	38,530,773	45,598,620	66,232,757

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the following table, the Company additionally provided the revenue in term of geographical locations of customers.

	Year Ended June 30, 2024
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	19,316,785	9,284,023	61,829	28,662,637
Hong Kong SAR	1,110,428	880,875	1,392,561	3,383,864
Vietnam	935,670	266	431,149	1,367,085
Other Southeast Asian countries*	445,218	205,496	1,390,853	2,041,567
Australia	4,543	948,618	-	953,161
United States of America	45,701	446,467	1,068,613	1,560,781
Other countries	490,288	67,953	3,437	561,678
	22,348,633	11,833,698	4,348,442	38,530,773

	Year Ended June 30, 2023
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	19,677,726	13,481,344	107,244	33,266,314
Hong Kong SAR	797,390	1,327,396	1,160,720	3,285,506
Vietnam	1,802,700	5,322	1,322,317	3,130,339
Other Southeast Asian countries*	516,753	861,594	1,986,331	3,364,678
Australia	812	1,167,379	-	1,168,191
United States of America	12,214	47,688	788,887	848,789
Other countries	258,264	86,375	190,164	534,803
	23,065,859	16,977,098	5,555,663	45,598,620

	Year Ended June 30, 2022
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	31,459,882	20,947,090	257,857	52,664,829
Hong Kong SAR	1,374,684	1,696,811	897,656	3,969,151
Vietnam	1,129,772	-	1,559,921	2,689,693
Other Southeast Asian countries*	699,621	-	2,280,800	2,980,421
Australia	1,123	1,342,230	-	1,343,353
United States of America	437,395	-	795,294	1,232,689
Other countries	1,153,712	826	198,083	1,352,621
	36,256,189	23,986,957	5,989,611	66,232,757

*	Other Southeast Asian countries include Singapore, Indonesia, Malaysia, Philippines and Myanmar.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(17) Risks and Uncertainties

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe there is no significant credit risk associated with cash in Hong Kong, which was held by reputable financial institutions in Hong Kong. The Hong Kong Deposit Protection Board pays compensation up to US$64,036 (equivalent to HK$500,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024, cash balance of US$3,249,185 (equivalent to HK$25,369,928) was maintained at financial institutions in Hong Kong and approximately US$64,036 (equivalent to HK$500,000) was insured by the Hong Kong Deposit Protection Board.

We believe there is no significant credit risk associated with cash in the PRC, which was held by reputable financial institutions in PRC. The People’s Bank of China pays compensation up to US$78,632 (equivalent to RMB500,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024, cash balance of US$9,341,215 (equivalent to RMB$67,886,813) was maintained at financial institutions in PRC and approximately US$78,632 (equivalent to RMB500,000) was insured by The People’s Bank of China.

We believe there is no significant credit risk associated with cash in Vietnam, which was held by reputable financial institutions in Vietnam. The Deposit insurance of Vietnam pays compensation up to US$4,911 (equivalent to VND 125,000,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024, cash balance of US$756,185 (equivalent to VND19,248,525,918) was maintained at financial institutions in Vietnam and approximately US$4,911 (equivalent to VND 125,000,000) was insured by The Deposit Insurance of Vietnam.

We designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluate the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer concentration risk

For the year ended June 30, 2024, one customer accounted for 18.8% of our total revenues. For the year ended June 30, 2023, one customer accounted for 13.9% of our total revenues. For the year ended June 30, 2022, one customer accounted for 12.5% of our total revenues.

As of June 30, 2024, three customers accounted for 15.6%, 11.0% and 10.9% of the total balance of accounts receivable. As of June 30, 2023, two customers accounted for 12.5% and 11.4% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended June 30, 2024, two vendors accounted for 19.7% and 13.3% of our total purchases. For the year ended June 30, 2023, three vendors accounted for 21.5%, 10.1% and 9.0% of our total purchases. For the year ended June 30, 2022, three vendors accounted for 18.3%, 14.9% and 10.8% of our total purchases.

As of June 30, 2024, one vendor accounted for 9.3% of the total balance of accounts payable. As of June 30, 2023, one vendor accounted for 12.9% of the total balance of accounts payable.

(18) Capital Commitment

a.	Operating lease commitment

The Company had outstanding commitment on non-cancelable operating lease arrangements. The details of operating lease commitment contracted as of June 30, 2024 are set out in Note 8.

b.	Capital commitment

On March 14, 2020, the Company entered into a contract for the right to use of a land in Vietnam for VND 102,476,000,000(equivalent to USD 4,184,513) with Viglacera Yen My Industrial Zone Development, Subsequently, due to a change in land mapping area from 50,000 sq.m to 49,997 sq.m, the Company signed a new sublease contract on December 11, 2023, with the released land cost to VND 102,469,851,440(equivalent to USD 4,184,262) . The payment for land in Vietnam was VND 97,812,130,920 (equivalent to USD 4,001,282) as of June 30, 2024.The amount to be paid is equivalent to 5% of the total contract price as of June 30, 2024, which is VND 4,657,720,520 (equivalent to USD 182,980).

(19) Subsequent Events

The Company assessed all events from June 30, 2024, up through October 30, 2024, which is the date that these consolidated financial statements are available to be issued, unless as disclosed else where in the consolidated financial statements, there are not any material subsequent events that require disclosure in these consolidated financial statements.