Form 20-F
period 2025-06-30
Millennium Group International Holdings Ltd
filed 2025-10-28
CIK 1903995

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,250,000 ordinary shares issued and outstanding as of June 30, 2025.

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

Yee Woo Vietnam Paper Products Company Limited is a Vietnamese company wholly owned by Yee Woo Paper Investment International Limited;

“YWPPC” refers to Yee Woo Paper Packaging (China) Company Limited, a Hong Kong company commonly held by the individual Controlling Shareholders; and

Our business is primarily conducted in Hong Kong and the financial records of our subsidiaries in Hong Kong are maintained in HKD, their functional currency. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8363 on June 30, 2023, US$1 = HK$7.8081 on June 30, 2024 and US$1 = HK$7.8499 on June 30, 2025, as published in statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The relevant exchange rates are listed below:

	For the Year Ended	For the Year Ended	For the Year Ended
	June 30, 2025	June 30, 2024	June 30, 2023
Years Ended USD:RMB exchange rate	7.17	7.27	7.26
Years Average USD:RMB exchange rate	7.21	7.20	6.95
Years Ended USD:HKD exchange rate	7.85	7.81	7.84
Years Average USD:HKD exchange rate	7.79	7.82	7.84
Years Ended USD:VND exchange rate	26,103	25,455	23,583
Years Average USD:VND exchange rate	25420	24,962	23,706

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Ming Hung Lai,” even though, in Chinese, Mr. Lai’s name is presented as “Lai Ming Hung.”

We have relied on statistics provided by a variety of publicly available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this Annual Report other than to the extent specifically cited in this Annual Report. We have sought to provide current information in this Annual Report and believe that the statistics provided in this Annual Report remain up-to-date and reliable, and these materials are not incorporated in this Annual Report other than to the extent specifically cited in this Annual Report. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3-Key Information-Risk Factors,” “Item 4-Information on the Company,” “Item 5-Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Summary of Financial Position and Cash Flows of Millennium Group International Holdings Limited and Subsidiaries

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND 2024

	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$10,689,219	$13,346,584
Restricted cash	87,842	-
Accounts receivable, net	7,100,656	9,462,980
Prepayments, other receivables and other current assets	1,391,295	1,240,639
Inventories, net	1,538,816	3,715,494
Total current assets	20,807,828	27,765,697
Non-current assets:
Property, plant and equipment, net	7,447,205	7,792,835
Right-of-use assets, net	3,177,674	3,474,737
Intangible asset, net	100,667	197,787
Deferred tax assets, net	165,983	329,594
Other non-current assets	4,547,727	4,076,456
Total non-current assets	15,439,256	15,871,409
Total Assets	$36,247,084	$43,637,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,580,584	$3,648,331
Other payables and accrued liabilities	1,024,301	2,684,556
Lease obligation – current	223,543	218,578
Bank borrowings	6,108,552	5,582,665
Tax payable	212,801	-
Total current liabilities	11,149,781	12,134,130

Non-current liabilities:
Lease obligation – non-current	187,355	456,933
Total non-current liabilities	187,355	456,933
Total liabilities	11,337,136	12,591,063

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.002 par value per share, 125,000,000 shares authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,361,149	34,361,149
Statutory reserves	1,049,119	1,049,119
Accumulated other comprehensive loss	(3,708,980)	(3,888,270)
Accumulated deficit	(6,813,840)	(498,455)
Total shareholders’ equity	24,909,948	31,046,043
Total liabilities and shareholders’ equity	$36,247,084	$43,637,106

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2025, 2024 and 2023

	2025	2024	2023

Revenues	$25,334,149	$38,530,773	$45,598,620
Cost of revenues	(20,649,031)	(30,226,192)	(36,534,358)
Gross Profit	4,685,118	8,304,581	9,064,262

Operating expenses:
Selling and marketing	(3,334,120)	(5,651,505)	(4,875,650)
General and administrative	(7,365,859)	(9,581,030)	(5,270,966)
Total operating expenses	(10,699,979)	(15,232,535)	(10,146,616)

Loss from operations	(6,014,861)	(6,927,954)	(1,082,354)

Other income (loss):
Other income	670,963	49,163	1,366,394
Other expenses	(323,983)	(725,374)	(31,095)
Interest expense	(354,412)	(958,935)	(684,358)
Total other (loss) income, net	(7,432)	(1,635,146)	650,941

Loss before income tax expense	(6,022,293)	(8,563,100)	(431,413)

Income tax (expense) credit	(293,092)	(206,944)	77,302

Net loss	$(6,315,385)	$(8,770,044)	$(354,111)

Other Comprehensive Loss
Foreign currency translation adjustment	$179,290	$(102,715)	$(3,076,878)

Total Comprehensive Loss	$(6,136,095)	$(8,872,759)	$(3,430,989)

Net (loss) per share attributable to ordinary shareholders - basic and diluted	(0.56)	(0.78)	(0.03)
Weighted average number of ordinary shares used in computing net (loss) per share - basic and diluted	11,250,000	11,250,000	10,301,370

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2025, 2024 and 2023

	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(6,315,385)	$(8,770,044)	$(354,111)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	980,202	1,398,862	1,702,331
Impairment of inventories	24,116	564,020	133,218
Provision for bad debts (reversal of provision)	191,958	157,765	(116,846)
Impairment of PPE	128,017	-	-
Loss (gain) on disposal of property, plant and equipment	305,523	(88,241)	(1,949)
Changes in operating assets and liabilities:
Deferred tax assets	166,073	67,808	(106,103)
Accounts receivable	2,240,000	688,284	6,690,275
Prepayments, other receivables and other assets	(283,604)	(58,196)	(476,360)
Inventories	2,189,216	1,284,158	3,408,444
Prepaid tax	160,504	(264,989)	-
Right-of-use assets	312,426	(419,957)	777,309
Lease obligation	(255,814)	501,745	(683,205)
Accounts payable	(99,359)	250,488	(1,586,850)
Other payables and accrued liabilities	(1,624,132)	1,248,316	(226,444)
Tax payable	211,520	(6,352)	(342,621)
Related party balances – trade nature	(54,650)	(659,678)	(707,311)
Net Cash (Used in) Provided by Operating Activities	(1,719,389)	(4,106,011)	8,109,777

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(2,023,740)	(2,376,967)	(186,565)
Prepayment of land cost	183,460	-	-
Proceeds from disposal of property, plant and equipment	289,170	162,902	-
Purchase of intangible assets	(3,194)	(29,458)	(29,955)
Net Cash (Used in) by Investing Activities	(1,554,304)	(2,243,523)	(216,520)

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares		-	4,227,000
Repayment of bank borrowings	(10,962,402)	(22,049,203)	(18,662,822)
Proceeds from bank borrowings	11,522,309	14,188,856	16,235,091
Net Cash Provided by (Used in) Financing Activities	559,907	(7,860,347)	1,799,269

Effect of Exchange Rate Changes on Cash and Cash Equivalents	144,263	(20,158)	(1,563,355)

Net (Decrease) Increase in Cash and Cash Equivalents	(2,569,523)	(14,230,038)	8,129,171
Cash, Cash Equivalents and Restricted Cash - Beginning of Year	13,346,584	27,576,622	19,447,451

Cash, Cash Equivalents and Restricted Cash - End of Year	$10,777,061	$13,346,584	$27,576,622

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(344,757)	(850,614)	(684,358)
Cash returned (paid) for income taxes	97,428	(593,569)	(614,026)

Supplemental significant non-cash financing activities:
Waiver of amounts due to shareholders	-	-	-
Recapitalization - transfer out of retained earnings	-	-	-
Recapitalization - transfer into additional paid in capital	-	-	-
Prepaid offering costs net off with additional paid-in capital	-	-	515,952

See accompanying notes to consolidated financial statements.

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

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

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

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our PRC operating entities’ ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements.

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

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. The Chinese government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

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

For the years ended June 30, 2025, 2024 and 2023, the Company has no under-payment of employee social insurance contributions and housing provident funds contributions which is accrued in our consolidated financial statement, respectively. However, given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date hereof, the Company had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date hereof, the Company had not received any complaint or report on outstanding social insurance premiums or housing funds, nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; (v) the Company had not been subject to any administrative penalties; (vi) we have obtained confirmations from competent local social insurance and/or housing provident funds authorities, stating that there was no due and unpaid social insurance contributions and housing provident funds or no administrative penalty has ever been imposed on the Company; (vii) the Company had received oral confirmation from the relevant local governmental authority that the Company was allowed to commence to make adequate social insurance contribution for its employees upon the elapse of a 3-year transitional period starting from June 2021, the Company has not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the year ended June 30, 2023 and as of the date hereof. As of the date of the Annual Report, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance and housing provident fund contributions for our employees, our financial condition may be negatively impacted.

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

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of June 30, 2025 and 2024, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation-Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S., including in instances of fraud, in emerging markets generally. As a result of this scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business, and our share price. In the event that we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. In the event that such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future offerings.

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

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s auditors for the fiscal years ended June 30, 2024 and 2025 was Wei, Wei & Co. LLP., and the Company’s auditors for the fiscal year ended June 30, 2023 was WWC, P.C. Wei, Wei & Co., LLP is based in Flushing, New York and WWC, P.C. is based in San Mateo, CA, and therefore is not affected by this mandate by the PCAOB.

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

Recent U.S. regulatory developments. In late August and September 2025, the PCAOB filed with the SEC a rule change—effective upon filing—to postpone the effective date of QC 1000 (A Firm’s System of Quality Control) and related new or amended PCAOB standards, rules, and forms from December 15, 2025 to December 15, 2026. The SEC published a notice soliciting public comments on September 3, 2025. In addition, at its September 17–18, 2025 meeting, the FINRA Board of Governors approved several rule proposals, including amendments to the corporate financing rules and a revised proposal to amend the Capital Acquisition Broker (CAB) rules. These actions reflect the evolving U.S. regulatory environment applicable to auditors and broker-dealers.

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

We had one significant customer which accounted for 20.4%, 18.8%, and 13.9% of our total revenues for the year ended June 30, 2025, 2024 and 2023 respectively. We do not enter into long-term agreements with our customers, but supply is based upon purchase orders placed to us by customers from time to time. Therefore, we cannot be certain that sales to our customers, including our major customers, will continue. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

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

We recorded a bad debt write-off of $68,003, $0 and $3,653 during the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 - 90 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow or various levels of approvals. For example, the average accounts receivable turnover period was approximately 124 days, 94 days and 114 days for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. Due to uncertainty of the timing of collection, we established an allowance for doubtful accounts based on individual account analysis and historical collection trends. We established a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures and a provision on historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

We have made investments in acquisitions of land to build new production plants, including our newly completed manufacturing facility in Vietnam, that we believe may complement our existing business or may improve the operation efficiency and effectiveness. While we believe these investment plans may benefit our business in the long term, such decisions may adversely impact our short- or medium-term operating results. Further, if these investment plans do not subsequently achieve the synergies we expect or do not generate the financial and operational benefits we expect, it will adversely affect our cash flow and financial results.

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

Our Company is in a capital and technology intensive industry which requires substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded net operating cash inflow(outflow) of ($1,719,389), ($4,106,011) and $8,109,777 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

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

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. Should there be such a health epidemic in the future, our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that such health epidemics weaken the Chinese and global economy in general.

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

In addition to the risks addressed above in “- The trading price of the Ordinary Shares is likely to be volatile, which could result in substantial losses to investors,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have a relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information -10.E. Taxation - Passive Foreign Investment Company Considerations.”

For more information see “Item 10. Additional Information-10.E. Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company Rules.”

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

Corporate Information

Our principal executive office is located at Flat B-C, 1st Floor, Wang Kwong Industrial Building, 45 Hung To Road, Kwun Tong, Kowloon 999077. The telephone number of our principal executive offices is +852 36195768. Our registered agent in the Cayman Islands is Ogier Global (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at https://www.millennium-gp.com/. Despite the fact that some information contained in this Annual Report may also be found on our website, you should not consider any information on, or that can be accessed through, our website as part of this Annual Report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B. Business overview

Founded in 1978, we are a long-established total paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate two production facilities situated in Guangdong Province of the PRC and Vietnam respectively. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries.

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

Our Products and Services

Founded in 1978, we are a long-established paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate two production facilities situated in Guangdong Province of the PRC and Vietnam respectively. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries.

We offer paper-based inner and outer packaging products which can be broadly categorized into packaging products and corrugated products.

As of the date hereof, we own and operate two production sites in the PRC and Vietnam respectively, encompassing various production lines such as the corrugated products production line, Flexo Printing production line and Offset Printing production line, which support an annual maximum production of approximately 300 million units combined. We offer packaging products supply chain management solution to our customers globally.

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

Our major operating subsidiary groups

We operate our businesses in the PRC, Hong Kong and Vietnam under the following wholly-owned subsidiary groups:

●	MP Group: MP Group engages in the production and sale of offset printing packaging products, flexo printing packaging products at our self-operated MP Production Site in the PRC.

●	Yee Woo Group: Yee Woo Group engages in the production and sale of corrugated products at our self-operated Yee Woo Production Site in the PRC. Due to the downturn of the overall paper packaging business caused by the ongoing Sino-US trade war, the aftermath of the pandemic, the increase in shipment costs due to recent global conflicts including those in the middle east, and an unpredictable economic climate, Yee Woo Paper Industry (Shenzhen) Co., Ltd.’s (“YWSZ”) business performance has drastically declined since the beginning of 2023. As a result, in the interest of both the shareholders and the Company, the Company’s management has decided to consolidate part of the YWSZ operations into Millennium Printing (Shenzhen) Company Ltd (“MPSZ”) by installing similar manufacturing production lines in MPSZ, while proceeding with the voluntary liquidation of YWSZ. On 22 April, 2024 the Group commenced the process of substantially winding down the operations of YWSZ through voluntary liquidation. The liquidation procedure is still ongoing.

●	MPG Group: MPG Group primarily engages in packaging products supply chain management solution in the PRC, Hong Kong and Vietnam.

●	MP Vietnam: MP Vietnam factory commenced operation from July 2025. MP Vietnam engages in the production and sale of offset printing packaging products and corrugated products at our self-operated MP Production Site in the Vietnam.

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

Corrugated products production

We manufacture all of our corrugated products at our self-operated Yee Woo Production Site at Yi He Industrial Zone, No. 137 Bao Shi East Road, Shui Tian Community, Shiyan Street, Baoan District, Shenzhen, the PRC. The Yee Woo Production Site was built in 1994 and include one factory and staff dormitory. On April 22, 2024, the Group commenced the process of substantially winding down the operation of Yee Wo Paper Industry (Shenzhen) Co., Ltd. The Group consolidate part of the operations into Millennium (Shenzhen) Company Ltd.

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

Procurement

In parallel with the production planning, our procurement team will conduct an inventory analysis to ascertain raw materials needs and to ensure timely and adequate supply of raw materials. In most cases, we procure the raw materials from our suppliers based on the purchase order. Our major raw materials are paper with various types and weights, which we procure from our approved paper manufacturers and suppliers primarily in the PRC and the South East Asia. During the fiscal years ended June 30, 2025, 2024 and 2023 and up to the date hereof, we did not experience any delays in production caused by delays in supply or shortage of raw materials.

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

The entire Offset Printing process is conducted by our multi-color printing press machines, which equipped us to manufacture packaging products with 5-color to 6-color to cater for the different needs of our customers. As of the date hereof, we have one 5-color offset printing press machine and five 6-color offset printing press machines.

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

The entire Flexo Printing process is conducted by our multi-color printing press machines, which equipped us to manufacture packaging products with 4-color to 5-color to cater for the different needs of our customers. As of the date hereof, we have two 4-color Flexo Printing press machines and one 5-color Flexo Printing press machine.

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

Pre-heating

This is a process in which raw paper reels are fed into the corrugators for pre-heating by steam and go through a series of pre-heating rolls for straightening. This process helps control the moisture content of the raw paper and largely reduces the risk of breakage or deformation of raw paper at later stages of our production process. Raw paper that will be used as liners serves as the separating layer between two corrugated mediums and/or forms the top and bottom layers of our corrugated paperboard, while raw paper that will be used as corrugated medium will proceed to the next step for further shaping.

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

As of the date hereof, we owned four offset printing production lines, two flexo printing production lines and one corrugated production line at the MP Production Site, and one corrugated products production line and two offset printing production lines at the MP Vietnam Production Site. All of our production lines are designed to ensure consistent delivery of high standards of quality and optimized production on short lead times. Most of our production lines are interchangeable to fit the majority of our customers’ orders.

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

During the fiscal years ended June 30, 2025, 2024 and 2023 and up to the date hereof, we had not received any material claims or complaints from our customers in relation to the quality of our products.

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

Research and Development

We have been undertaking research and development activities on structural and product design as well as production technology to maintain our competitiveness. Our market-driven research and development efforts focus on the design and production technologies applied to our products with a view to increase our customers’ operational efficiency. We have established a dedicated research and development department comprising 40 staff members as of June 30, 2025. Our research and development facilitated the successful development and invention which were subsequently registered as patents. As of the date hereof, we had registered 48 patents.

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

We had a sales and marketing team comprising 38 members as of June 30, 2025, who are mainly responsible for sales and marketing activities, customers liaison and management for the promotion of our business. As the team works closely with our customers, if there is any complaint or specific demand from our customers, our sales and marketing team will communicate with the relevant customers to understand and remedy the issue.

Customers

For the years ended June 30, 2025, 2024 and 2023, customers accounting for 10% or more of total revenues are as follows:

	2025		2024		2023
Customer		%		%		%
A	$5,163,870	20.4	-	-	-	-
B	-	-	$7,257,128	18.8	$6,334,447	13.9

As of June 30, 2025 and 2024, customers accounted for 10% or more of accounts receivable as follows:

	2025		2024
Customer		%		%
A	$1,751,895	30.8	$1,155,901	15.6
B	-	-	813,403	10.9
C	684,830	12.0	818,835	11.0
D	587,190	10.3	-	-

Suppliers

For the years ended June 30, 2025, 2024 and 2023, the suppliers which accounted for 10% or more of total purchases are as follows:

	2025		2024		2023
Supplier		%		%		%
A	-	-	$2,963,186	19.7	$4,390,127	21.5
B	-	-	2,009,756	13.3	2,070,918	10.1

As of June 30, 2025 and 2024, no single vendor accounted for more than 10% of the total balance of accounts payable.

Intellectual property

(i)	Patents

As of the date of this annual report, the operating entity has 36 patents as follows:

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2016 2 0004930.9	A protective display stand	January 6, 2016	January 5, 2026	Millennium Shenzhen	China
ZL 2016 2 0003262.8	A packing for tablet box	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003257.7	A dust removal system for printing equipment	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003260.9	A universal paper rack	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2016 2 0003263.2	A UV dryer	January 5, 2016	January 4, 2026	Millennium Shenzhen	China
ZL 2017 2 1631697.8	The internal card supports the components and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1631725.6	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2017 2 1631945.9	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1632222.0	Strengthened step card and packaging structure	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1632482.8	Buckle structure and inter card packing	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1634187.6	Portable display stand	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1659503.5	Mobile phone protection cover and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1659573.0	Mobile phone accessories pack box and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1660908.0	Mobile phone packaging components and mobile phone sets	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2018 1 0478943 3	Standard methods of printing computerization, devices, terminals and computer-readable storage media	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2016 1 0950796.6	Ink automatic coding equipment and its processing process	January 30, 2016	January 29, 2036	Millennium Shenzhen	China
ZL 2017 1 0138966.5	A paper placement and cutting device for an offset press	March 9, 2017	March 8, 2037	Millennium Shenzhen	China
ZL 2016 1 1165201.2	Paper cutting device for a printing press	December 16, 2016	December 15, 2036	Millennium Shenzhen	China
ZL 2015 1 0213613.8	A carton packaging anti-wrinkle treatment	April 30, 2015	April 29, 2035	Millennium Shenzhen	China
ZL 2016 1 0189602.5	A composition coated with thin sheets of printed paper	March 30, 2016	March 29, 2036	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2019 2 1914727.5	An automatic sticky box machine folding calibration device	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1928268.6	A chamfering machine attached to the window	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1919138.6	A paper feed mechanism device of a coating machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1930933.5	Humidification device of local glazing machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2018 1 0479252.5	An economic printing method	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2021 2 0131701.4	Display box	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL 2021 2 0101907.2	Box and inner lining	January 14, 2021	January 13, 2031	Millennium Shenzhen	China
ZL202120132334.X	A display box	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL202120124237.6	A packaging box for electronic product	January 18, 2021	January 17, 2031	Millennium Shenzhen	China
ZL202123040777.5	A conveyor with paper pressing mechanism	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL202123031768.X	An automatic visual inspection device	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL202123030944.8	An automatic gluing equipment	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL2017112269864	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2037	Millennium Shenzhen	China
ZL2017112270541	Internal card support components and packaging structure	November 29, 2017	November 28, 2037	Millennium Shenzhen	China
ZL2024209635979	A new type of packaging box	April 29, 2024	April 28, 2034	Millennium Shenzhen	China
‘ZL2021110760701	A cutting device for a printing equipment	September 14, 2021	September 13, 2041	Millennium Shenzhen	China

(ii)	Trademarks

Trademark Number	Registration Date	Expiration Date	Trademark	Place of Registration
305165406	January 9, 2020	January 8, 2030		Hong Kong
28825202	March 14, 2019	March 13, 2029		China
40202814	July 21, 2020	July 20, 2030		China
40194578	July 21, 2020	July 20, 2030		China
40185534	July 21, 2020	July 20, 2030		China
40193106	July 21, 2020	July 20, 2030		China
28867971	February 28, 2019	February 27, 2029		China
28856662	March 7, 2019	March 6, 2029		China
56068282	December 21, 2021	December 20, 2031		China
56078945	December 21, 2021	December 20, 2031		China
56085082	December 21, 2021	December 20, 2031		China
305619880	May 10, 2021	May 09, 2031		Hong Kong
305603823	April 23, 2021	April 22, 2031		Hong Kong
53374007	August 28, 2021	August 27, 2031		China
53374024	August 28, 2021	August 27, 2031		China
53374042	August 28, 2021	August 27, 2031		China
53360298	August 28, 2021	August 27, 2031		China

53360769	August 28, 2021	August 27, 2031	China
53377066	August 28, 2021	August 27, 2031	China
53368961	August 28, 2021	August 27, 2031	China
53368968	August 28, 2021	August 27, 2031	China
53364917	August 28, 2021	August 27, 2031	China
50719868	August 28, 2021	August 27, 2031	China
50722594	August 21, 2021	August 20, 2031	China
50717213	August 28, 2021	August 27, 2031	China
50739494	June 28, 2021	June 27, 2031	China
50722685	June 21, 2021	June 20, 2031	China
50707855	June 21, 2021	June 20, 2031	China
50707861	June 21, 2021	June 20, 2031	China
50732630	July 21, 2021	July 20, 2031	China
50732633	June 21, 2021	June 20, 2031	China
50732065	June 28, 2021	June 27, 2031	China
50732072	June 28, 2021	June 27, 2031	China
50739452	July 21, 2021	July 20, 2031	China
50717233	June 28, 2021	June 27, 2031	China
50719947	July 07, 2021	July 06, 2031	China
50722645	June 21, 2021	June 20, 2031	China
50728805	June 21, 2021	June 20, 2031	China
53385807	November 14, 2021	November 13, 2031	China
53374177	August 28, 2021	August 27, 2031	China
53385798	November 28, 2021	November 27, 2031	China

(iii)	Copyright

Number	Copyright Number	Issue Country
1	2019SR0662505	China
2	2019SR0662498	China
3	2019SR0663010	China
4	2019SR0663939	China
5	2019SR0663943	China
6	2019SR0661502	China
7	2019SR0661446	China
8	2019SR0663324	China
9	2019SR0661460	China
10	2016SR0662874	China

(iv)	Domain names

No.	Domain	Registered owner	Validity period
1	mpintl.com.hk	Millennium Shenzhen	February 22, 2027
2	millennium-gp.com	Millennium HK	May 28, 2029
3	mpgglobal.com.hk	Millennium Packaging	March 13, 2028
4	mpg.com.hk	Millennium Packaging	March 29, 2026
5	mpintl.cn	Millennium Shenzhen	December 30, 2028

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On July 23, 2020, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists. See “Regulations - Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.”

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal or obtain data by other illegal methods. On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Daft for Comments). According to Article 6 of the Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with these Measures.

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

Copyright Law

The Copyright Law or the Copyright Law, consists of 67 articles in six chapters, became effective on 1 June 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

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

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date and introduced a new macro-prudential regime on cross-border financing (foreign debt) for enterprises incorporated in the PRC, including foreign-invested enterprises (FIEs). Originally, a one-year transition period was provided during which eligible FIEs could continue under the previous cross-border financing management regime or elect to transition to the model under Circular 9. As of the end of the transition period in early 2018, FIEs may be subject to either the legacy model or the Circular 9-based model, depending on their registration and regulatory treatment. No definitive public notice has been issued by the PBOC or the SAFE that mandates a single uniform model for all FIEs, and regulatory guidance and parameters (including foreign debt quota calculations) remain subject to change. Accordingly, our cross-border financing activities by our PRC subsidiaries and any related foreign-debt obligations remain subject to regulatory risk, including changes in applicable mode, calculation of quota limits, approval or registration requirements, and supervision by PBOC and SAFE.

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

Laws Relating to Foreign Exchange Control

The legislation regulating the foreign exchange market in Vietnam is Ordinance No. 28/2005/PL-UBTVQH11 on Foreign Exchange Control which has come into effect since June 1, 2006 (as amended by Ordinance No. 06/2013/UBTVQH13 which has come into effect since January 1, 2014) and its guidance instruments (“Foreign Exchange Regulations”). A company incorporated under the laws of Vietnam is designated as a resident for exchange control purposes in Vietnam. This includes foreign owned enterprises.

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

Laws Relating to Trading Activities

The principal statutes currently governing the trading activities are (1) Law No. 36/2005/QH11 on Commercial coming into effect on January 1, 2006 and (2) Decree No. 09/2018/ND-CP guiding trading and trading related activities of foreign owned companies coming into effect from January 15, 2018.

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

Laws Relating to Printing

The statutes currently governing the printing activity are (1) Law No. 19/2012/QH13 on Publication which has come into effect since 1 July 2013 (as amended by Law No. 35/2018/QH14 which has come into effect since 1 January 2019) and (2) Decree No. 60/2014/ND-CP on Printing Activities which has come into effect since 1 November 2014 (as amended by Decree No. 25/2018/ND-CP which has come into effect since May 1, 2018).

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

Laws Relating to Product Liability of Manufacturers and Traders

The legislation regulating the product liability of manufacturers and traders is Law No. 05/2007/QH12 on Product and Goods Quality coming into effect from July 1, 2008 (as amended by Law No. 35/2018/QH14 which has come into effect since January 1, 2019).

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

4.C. Organizational structure

The following diagram sets forth the structure of the Company as of the date hereof:

4.D. Property, plants and equipment

Properties and Facilities

We lease the properties below for our principal executive office and other operating offices.

We own the following properties:

	Address	Area
1	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	4,042 sq.m.

2	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	21,072 sq.m.

3	By the side of Yongda Highway, Maxi Village, Yonghu Town, Huiyang District	29,508 sq.m.

4	Lot CN3, Yen My Industrial Zone, Tan Lap Commune, Yen My District, Hung Yen Province (The land payment has been fully settled, and the land certificate is currently under the process of application)	49,997 sq.m

We lease the following properties:

	Address	Monthly Rent	Area
1	Building 3, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$40,538	12,716 sq.m.

2	Building 1, Xitu Industrial Park Dormitory, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$29,134	9,139 sq.m.

3	Building2, Canteen, Xitu Industrial Park, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$1,313	412 sq.m.

4	Building 1, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$37,915	11,893 sq.m.

5	Building 4, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$5,506	1,727 sq.m.

6	Street D1, Yen My II Industrial Park, Yen My Town, Yen My District, Hung Yen Province, Vietnam	$16,173	4,559 sq.m

7	Apartment S82-1, Lot R1-3, Sky Garden 3, No. 10 Pham Van Nghi Street, Phu My Hung Urban Area, Tan Hung Ward, Ho Chi Minh City, Vietnam	$1,700	149 sq.m.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended June 30, 2025, 2024, and 2023 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

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

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

Our Group’s relationship with major customers

Our Group’s future growth and profitability are significantly dependent on our ability to maintain close and mutually beneficial relationships with existing customers and to expand our customer base. For the years ended June 30, 2025, 2024 and 2023, the total revenues from our five largest customers were 48.7%, 40.3% and 31.2% of our total revenues, respectively, and the revenues from our largest customer were 20.4%, 18.8% and 13.9% of our total revenues, respectively. The details were as follows:

	2025		2024		2023
Customer		%		%		%
A	$5,163,870	20.4	$3,288,048	8.5	$3,543,093	7.8
B	1,810,542	7.1	7,257,128	18.8	6,334,447	13.9
C	2,104,353	8.3	1,956,102	5.1	1,591,657	3.5
D	1,674,950	6.6	1,599,075	4.2	1,383,684	3.0
E	1,577,058	6.2	1,439,697	3.7	-	-
F	-	-	-	-	1,350,726	3.0
Total	$12,330,774	48.7	$15,540,049	40.3	14,203,607	31.2

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

Fluctuations in the procurement prices of our major raw materials

Certain raw materials used in our production, such as raw paper are subject to price volatility caused by external conditions, including commodity price fluctuations and changes in governmental policies. For the years ended June 30, 2025, 2024 and 2023, our raw paper cost was US$6.1 million, US$10.2 million and US$16.6 million, respectively, or 29.7%, 33.9% and 45.5% of our total cost of revenues, respectively. Generally, we do not enter into long-term supply contracts with our suppliers or commit any minimum quantities to our external suppliers. Accordingly, any material fluctuations in the prices of raw materials may have a material effect on the cost of revenues of our Group. There is no assurance that future price increase in raw materials or changes in the supply of raw materials will not materially and adversely affect our operating results and performance.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the years ended June 30, 2025, 2024 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS YEARS ENDED JUNE 30, 2025, 2024 and 2023

	2025	2024	2023

Revenues	$25,334,149	$38,530,773	$45,598,620
Cost of revenues	(20,649,031)	(30,226,192)	(36,534,358)
Gross Profit	4,685,118	8,304,581	9,064,262

Operating expenses:
Selling and marketing	(3,334,120)	(5,651,505)	(4,875,650)
General and administrative	(7,365,859)	(9,581,030)	(5,270,966)
Total operating expenses	(10,699,979)	(15,232,535)	(10,146,616)

Loss from operations	(6,014,861)	(6,927,954)	(1,082,354)

Other income (loss):
Other income	670,963	49,163	1,366,394
Other expenses	(323,983)	(725,374)	(31,095)
Interest expense	(354,412)	(958,935)	(684,358)
Total other (loss) income, net	(7,432)	(1,635,146)	650,941

Loss before income tax expense	(6,022,293)	(8,563,100)	(431,413)

Income tax (expense) credit	(293,092)	(206,944)	77,302

Net loss	$(6,315,385)	$(8,770,044)	$(354,111)

Other Comprehensive Loss
Foreign currency translation adjustment	$179,290	$(102,715)	$(3,076,878)

Total Comprehensive (Loss)	$(6,136,095)	$(8,872,759)	$(3,430,989)

Net (loss) per share attributable to ordinary shareholders - basic and diluted	(0.56)	(0.78)	(0.03)
Weighted average number of ordinary shares used in computing net (loss) per share -basic and diluted	11,250,000	11,250,000	10,301,370

Revenues from operations

(i)	Revenue by product category

	Year Ended June 30,
	2025		2024		2023
	USD	%	USD	%	USD	%

Packaging products	15,746,534	62.2%	22,348,633	58.0%	23,065,859	50.6%
Corrugated products	5,173,576	20.4%	11,833,698	30.7%	16,977,098	37.2%
Packaging products supply chain management solutions	4,414,039	17.4%	4,348,442	11.3%	5,555,663	12.2%
Total	25,334,149	100%	38,530,773	100%	45,598,620	100%

(ii) Revenue by nature of our customer

	Year Ended June 30,
	2025		2024		2023
	USD	%	USD	%	USD	%

OEM factories	8,038,787	31.7%	21,174,518	55.0%	25,860,707	56.7%
Brand factories	6,097,347	24.1%	7,620,309	19.8%	8,550,662	18.8%
Trading companies	11,198,015	44.2%	9,735,946	25.2%	11,187,251	24.5%
Total	25,334,149	100%	38,530,773	100%	45,598,620	100%

(iii) Revenue by country of product delivery

	Year Ended June 30,
	2025		2024		2023
	USD	%	USD	%	USD	%

Mainland China	15,420,976	60.9%	28,662,637	74.4%	33,266,314	73.0%
Hong Kong SAR	3,399,892	13.4%	3,383,864	8.8%	3,285,506	7.2%
Vietnam	1,341,305	5.3%	1,367,085	3.5%	3,130,339	6.9%
Other Southeast Asian countries	2,267,777	9.0%	2,041,567	5.3%	3,365,678	7.4%
Australia	1,141,555	4.5%	953,161	2.5%	1,168,191	2.6%
United States of America	1,304,594	5.1%	1,560,782	4.1%	848,789	1.9%
Other countries	458,050	1.8%	561,677	1.5%	534,803	2.0%
Total	25,334,149	100%	38,530,773	100%	45,598,620	100%

For the years ended June 30, 2025 and 2024, total revenue was $25,334,149 and $38,530,773 from sale of packaging products, corrugated products and packaging products supply chain management solutions. The decrease in revenue was mainly attributable to a decline in sales volume, which decreased from 23,736 tons in the year ended June 30, 2024 to 11,128 tons in the year ended June 30, 2025, partially offset by an increase in the average selling price from $1,623 per ton to $2,277 per ton over the same periods. The lower sales volume was primarily due to the economic slowdown in Mainland China, while the increase in the average selling price reflected the Company’s strategic focus on serving higher-quality and more creditworthy customers.

For the years ended June 30, 2024 and 2023, total revenue was $38,530,773 and $45,598,620 from sale of packaging products, corrugated products and packaging products supply chain management solutions. The decrease was mainly due to the increase in the average selling price from $1,510 per ton in year ended June 30, 2023 to $1,623 per ton in year ended June 30, 2024, together with the decrease in the volume of sales from 30,189 tons to 23,736 tons in the comparable periods. The decrease in sales volume were mainly due to the economic downturns in Mainland China and the increase in average selling price is from the effort of the company to do business with higher quality customers.

Packaging Products

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

Packaging products supply chain management solution

For the years ended June 30, 2025, 2024 and 2023, revenues generated from our Packaging products supply chain management solution were 17.4%, 11.3% and 12.2% of our total revenues, respectively.

Cost of revenues

Cost of revenues mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation, utilities and outsourcing cost. For the years ended June 30, 2025 and 2024, cost of revenues was $20,649,031 and $30,226,192, respectively, the decrease is mainly due to a 34.2% decline in revenues, partially offset by an increase in the average paper cost from $489 per ton to $544 per ton for the year ended June 30, 2024 and 2025. For the years ended June 30, 2024 and 2023, cost of revenues was $30,226,192 and $36,534,358, respectively, the decrease is mainly due to the decrease in revenues by 15.5%, and a decrease in paper cost from $562 per ton to $489 per ton for the year ended June 30, 2023 and 2024.

Gross profit

	Year Ended June 30,
	2025		2024		2023
	Gross	Profit	Gross	Profit	Gross	Profit
	Profit	margin	Profit	margin	Profit	margin
	USD	%	USD	%	USD	%

Packaging products	3,118,254	19.8%	7,457,388	33.4%	5,906,174	25.6%
Corrugated products	708,042	13.7%	(144,322)	(1.2)%	2,149,549	12.7%
Packaging products supply chain management solution	858,822	19.5%	991,515	22.8%	1,008,539	18.2%
Total	4,685,118	18.5%	8,304,581	21.6%	9,064,262	19.9%

For the year ended June 30, 2025, the decrease of profit margin from 2024 was primarily due to higher raw material costs and lower production utilization as a result of decreased sales volume.

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

Selling and marketing expenses

The decrease from fiscal 2024 to 2025 is mainly due to the decrease in consulting fee for market research and sales commission.

The increase from fiscal 2023 to 2024 is mainly due to the increase in consulting fee for market research and sales commission.

General and administrative expenses

General and administrative expenses mainly include staff cost for general and administrative purposes. The decrease from fiscal 2024 to 2025 is mainly due to the decrease in staff compensation after the winding down the operations of Yee Woo Paper Industry (Shenzhen) Co., Ltd., professional fee and the results of management to control the costs for the year ended June 30, 2025.

The increase from fiscal 2023 to 2024 is mainly due to the increase in staff compensation for the winding down the operations of Yee Woo Paper Industry (Shenzhen) Co., Ltd. and professional fee for the year ended June 30, 2024.

Net (loss) income

The decrease in net loss from fiscal 2024 to 2025 was mainly due to the decrease in revenue offset by decreased selling and marketing expenses and general and administrative expenses during the year ended June 30, 2025 and the respective reasons were explained above.

The increase in net loss from fiscal 2023 to 2024 was mainly due to the decrease in revenue and increased selling and marketing expenses and general and administrative expenses during the year ended June 30, 2024 and the respective reasons were explained above.

Liquidity and Capital Resources

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our loan arrangements with banks. As of June 30, 2025, we have outstanding bank borrowings of $6,108,552. The bank borrowings had an average floating interest rate of 3.61% for the year ended June 30, 2025. As of June 30, 2025, we had cash and cash equivalents of $10,777,061. Currently, our primary uses of cash are for operations and capital expenditures. We believe that net cash generated from operating activities, cash on hand, available borrowings under our revolving credit facility and available capital through access to capital markets will be adequate to meet our liquidity and capital requirements. As our debt or credit facilities become due, we will need to repay, extend or replace such facilities. Our ability to do so will be subject to future economic conditions and financial, business, and other factors, many of which are beyond our control.

We believe our current working capital is sufficient to support our operations for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended June 30,
	2025	2024	2023
	USD	USD	USD

Net cash (used in) provided by operating activities	(1,719,389)	(4,106,011)	8,109,777
Net cash (used in) by investing activities	(1,554,304)	(2,243,523)	(216,520)
Net cash provided by (used in) financing activities	559,907	(7,860,347)	1,799,269
Effect of foreign exchange rate changes	144,263	(20,158)	(1,563,355)
Net increase (decrease) in cash and cash equivalents	(2,569,523)	(14,230,038)	8,129,171
Cash, cash equivalents and restricted cash at beginning of year	13,346,584	27,576,622	19,447,451
Cash, cash equivalents and restricted cash at end of year	10,777,061	13,346,584	27,576,622

Cash flows from operating activities

During the years ended June 30, 2025, 2024 and 2023, the cash inflows from our operating activities were primarily from revenue generated from our sale of paper products and from provision of supply chain management solutions, whereas the cash outflows for our operating activities mainly comprised the purchase of raw paper and finished goods, shipping costs, staff costs and administrative expenses.

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

For the year ended June 30, 2025, our net cash used in operating activities was $1.7 million, which primarily reflected our net loss of $6.3 million, mainly adjusted by (i) the non-cash depreciation and amortization of $0.9 million; (ii) Provision for bad debts and impairment of inventories and property, plant and equipment of $0.35 million; (iii) the decrease in accounts and other receivables of $2.0 million; (iv) decrease in inventories of $2.2 million; and (v) the decrease in ROU assets of $0.3 million, while partially offset by (i) the increase in accounts payables, other payables and accrued liabilities of $1.7 million.

For the year ended June 30, 2024, our net cash used in operating activities was $4.1 million, which primarily reflected our net loss of $8.8 million, mainly adjusted by (i) the non-cash depreciation and amortization of $1.4 million; (ii) the impairment of inventories of $0.6 million; (iii) the decrease in accounts and other receivables of approximately $2.0 million; (iv) decrease in inventories of $2.2 million; (v) the decrease in accounts payables, other payables and accrued liabilities of $1.5 million while partially offset by (i) the decrease in ROU assets of $0.3 million;.

For the year ended June 30, 2023, our net cash generated from operating activities was $8.1 million, which primarily reflected our net loss of $0.4 million, mainly adjusted by (i) the non-cash depreciation and amortization of $1.7 million; (ii) the decrease in ROU assets of $0.8 million; (iii) the decrease in accounts and other receivables of $6.2 million; (iv) decrease in inventories of $3.4 million while partially offset by the (i) decrease in account payables, other payables and accrued liabilities of $1.8 million.

Cash flows (used in) provided by investing activities

Our cash flows (used in) provided by investing activities primarily consisted of (i) the purchase of property, plant and equipment; (ii) the purchase of intangible assets; (iii) the proceeds from sale of property, plant and equipment and (iv) the prepayment of land cost.

For the year ended June 30, 2025, net cash used in investing activities was $1.6 million, mainly from acquisition of property, plant and equipment and intangible assets of $2.0 million.

For the year ended June 30, 2024, net cash used in investing activities was $2.2 million, mainly from acquisition of property, plant and equipment and intangible assets of $2.4 million.

For the year ended June 30, 2023, net cash used in investing activities was $0.2 million, mainly from acquisition of property, plant and equipment and intangible assets of $0.2 million.

Cash flows provided by (used in) financing activities

Our cash flows provided by (used in) financing activities primarily consists of (i) proceeds from new bank loans; (ii) repayment of bank loans; and (iii) net proceeds from issuance of shares.

For the year ended June 30, 2025, net cash provided by financing activities was $0.6 million, mainly consisted of (i) repayment of bank loans of $10.9 million; and (ii) proceeds from new bank loans of $11.5 million.

For the year ended June 30, 2024, net cash used by financing activities was $7.9 million, mainly consisted of (i) repayment of bank loans of $22.0 million; and (ii) proceeds from new bank loans of $14.2 million.

For the year ended June 30, 2023, net cash provided by financing activities was $1.8 million, mainly consisted of (i) repayment of bank loans of $18.7 million; (ii) proceeds from new bank loans of $16.2 million; and (iii) net proceeds from issuance of shares of $4.2 million.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from July 1, 2024 to June 30, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions

Critical Accounting Policies

Critical accounting estimates are those that involve making assumptions about uncertain matters at the time the estimate is made. If different estimates, which could reasonably have been used, or changes in those estimates that are likely to occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations, they are considered critical. We determined there were no critical accounting estimates.

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

For the sales of paper products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations the Company must fulfill when recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location title to that asset passes to the customer. Revenue is recognized at the point in time when control of the goods transfers to the customer, which generally occurs upon delivery. The completion of the earnings process is evidenced by the customer’s signature on the delivery note, by the logistics provider authorized by the customer to receive the goods on its behalf, or by the issuance of a bill of lading by the shipping company confirming that the products have been delivered in accordance with the sales terms. Typical payment terms set forth in the purchase order range from 30 to 90 days from invoice date. The transaction price does not include variable consideration for returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred.

b.	Revenue from provision of supply chain management solution

The Company provides supply chain management solutions to its customers by designing packaging products, designating approved raw materials for manufacturing of those packaging products, contracting viable manufacturers, and arranging delivery of those packaging products to end customers. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer indicates that the Company has completed all steps set forth above such as design, manufacture and delivery in order to substantially complete all the services agreed upon in the purchase order. Delivery of the product to the customer is also the point at which title to that asset passes to the customer. Revenue is recognized at the point in time when control of the goods transfers to the customer, which generally occurs upon delivery. The completion of the earnings process is evidenced by the customer’s signature on the delivery note, by the logistics provider authorized by the customer to receive the goods on its behalf, or by the issuance of a bill of lading by the shipping company confirming that the products have been delivered in accordance with the sales terms. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred.

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

The Company elected a practical expedient that it does not adjust the promised consideration for the effects of a financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

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

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The expanded annual disclosures are effective for fiscal years beginning after December 15, 2023, and the expanded interim disclosures are effective for interim periods within fiscal years beginning after December 15, 2024, and will be applied retrospectively to all prior periods presented. The Company adopted this ASU on July 1, 2024 which did not have a material impact on the Company’s CFS.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily for the income tax rate reconciliation and income taxes paid. The expanded annual disclosures are effective for the year ending December 31, 2025. The Company is currently evaluating the impact that ASU 2023-09 will have on our consolidated financial statements and whether we will apply the standard prospectively or retroactively.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date hereof.

Name	Age	Position(s)
Ming Hung “Matthew” Lai	38	Chairman and Director
Ming Yan “Ray” Lai	43	Chief Executive Officer and Director
Wing Wai “John” Au	62	Chief Financial Officer
Hok Han “Henry” Ko(1)(2)(3)	50	Independent Director, Chair of Nominating Committee
Hon Wai “Marco” Ku(1)(2)(3)	51	Independent Director, Chair of Audit Committee
Hung Leung “Alan” Tsang(1)(2)(3)	56	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

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

Wing Wai “John” Au, Chief Financial Officer

Mr. Au Wing “John” Wai (“Mr. Au”) has been appointed as the chief financial officer and secretary of our Company, serving for Millennium Printing International Limited since March 2007. He is also one of our authorized representatives. Mr. Au obtained a Bachelor of Economics in July 1993 from Monash University in Australia. He was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants and a fellow of Certified Practicing Accountant Australia in March 2011. Mr. Au is admitted as an associate of the Chartered Institute of Management Accountants and Chartered Global Management Accountant since July 2011. Mr. Au is also a fellow of the Taxation Institute of Hong Kong and a chartered tax adviser (non-practicing) in March 2011 and January 2021, respectively. Mr. Au has over 28 years of experience in financial management including overseeing financial reporting, budget and forecast preparation, liquidity and funding and tax planning of established companies or listed group members. Prior to joining Millennium, He was a finance manager of C.W.T. Textile Supplies Co., Ltd from February 1993 to December 1994 and a financial controller of its joint venture company, Amana Garment International Ltd., a company principally engaged in garment production from February 1993 to December 1994. He was also a financial controller of C.W.T. Garment Ltd. in the interim (assigned from its parent company, C.W.T. Textile Supplies Co., Ltd during the period from January to December 1994). From January 1995 to March 1998, Mr. Au was a senior finance and administration manager of C.T. Enterprises International Company Limited. Mr. Au was a financial controller in the finance division - operation of Magician Industrial Company Limited from August 1998 to April 1999. From December 1999 to August 2000, he was a financial controller of Tianjin MCP Industries Limited. He then worked for Ming Fai Group Holdings Limited, a subsidiary of the now Ming Fai International Holdings Limited, a company listed on the Main Board of the Stock Exchange (stock code: 3828) as a controller - finance & administration from September 2000 to July 2003. Mr. Au was the chief financial officer of CN Innovations Holdings Limited in Hong Kong from September 2003 to February 2007.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended June 30, 2025, 2024 and 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Fiscal Year	Salary	Bonus	Share Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)
Ming Yan “Ray” Lai	2025	$126,134	$10,665			$136,799
	2024	$121,361	$10,625			$131,986
	2023	$80,606	$5,359	-	-	$85,965

Wing Wai “John” Au	2025	$148,275	$12,510			$160,785
	2024	$143,418	$12,122			$155,540
	2023	$105,871	$7,465	-	-	$113,336

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

Nominating Committee. Our nominating committee consists of Hok Han Ko, Hon Wai Ku and Hung Leung Tsang upon the effectiveness of their appointments. Mr. Hok Han Ko is the chair of our nominating committee. We have determined that Hok Han Ko, Hon Wai Ku and Hung Leung Tsang satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board；

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

6.D. Employees

We had a total of 379 and 498 employees as of June 30, 2025 and 2024, respectively. The following table gives a breakdown of our employees by function:

	As of June 30, 2025	As of June 30, 2024
Administration and Management	3	2
Engineering	7	8
Research and Development	40	64
Sales and Marketing	38	30
Business Operations	291	394
Total	379	498

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B. Related Party Transactions (FS footnote)

Other Related Party Transactions

During the year ended June 30, 2025, other than disclosed in elsewhere, we did not have any other related party transactions.

The following shows the significant related party transactions for the years ended June 30, 2025, 2024 and 2023.

	Relationship	Nature	Description	2025	2024	2023
				US$	US$	US$
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common control by the shareholders	Trade nature	Rental expenses incurred by the Company	-	(659,678)	(707,311)
Kunshan Chuangke Printing Products Co., Ltd	Common control by the shareholders	Trade nature	Equipment and car expenses incurred by the Company	(53,805)	-	-
Kunshan Chuangke High Level Paper Products Co.,	Common control by the shareholders	Trade nature	Equipment expenses incurred by the Company	(845)

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

Other than these two recapitalization exercises, there have been no other transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2025 and 2024 and up to the date of the Annual Report. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiary to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors - Risks Related to Doing Business in the PRC - We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.” See “Regulation-Regulation on Dividend Distributions.”

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Our Ordinary Shares are listed on Nasdaq Capital Market and qualify as readily tradable on an established securities market in the United States. Based on our audited financial statements, the manner in which we conduct our business and relevant market data, we do not believe that we were a PFIC for U.S federal income tax purpose with respect to our prior taxable year. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to be a PFIC for our current taxable year or in the foreseeable future.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation-PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our Ordinary Shares would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our Ordinary Shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended June 30, 2025, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in our future offerings. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended June 30, 2025, 2024 and 2023.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock (but not our warrants) to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on Our Ordinary Shares” generally would not apply.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects - Quantitative and Qualitative Disclosures about Market Risk”

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

Not applicable for annual reports on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures.

As of June 30, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of October 31, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Wei, Wei & Co., LLP has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal years ended June 30, 2025 and 2024, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

WWC, P.C. (“WWC”) has been appointed by the Company to serve as its independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal year ended June 30, 2023, which included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co., LLP’s fee for the fiscal years ended June 30, 2025 and 2024 was $230,000 and $250,000 respectively.

WWC’s fee for the fiscal year ended June 30, 2023 was $210,000.

Audit-Related Fees

There were no audit-related service fees incurred from WWC or Wei, Wei & Co., LLP for the fiscal years ended June 30, 2025, 2024, or 2023.

Tax Fees

There were no tax service fees incurred from WWC or Wei, Wei & Co., LLP for the fiscal years ended June 30, 2025, 2024, or 2023.

All Other Fees

There were no other service fees incurred from WWC or Wei, Wei & Co., LLP for fiscal years ended June 30, 2025, 2024, or 2023.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2025.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association, filed as Exhibit 3.1 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
1.2	Second Amended and Restated Memorandum of Association, filed as Exhibit 3.2 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
2.1	Description of Securities, filed as Exhibit 2.2 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.1	Director Offer Letter to Ming Hung Lai, filed as exhibit 10.1 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.2	Employment Agreement with Ming Yan Lai, filed as exhibit 10.2 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.3	Employment Agreement with Wing Wai “John” Au, filed as exhibit 10.3 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.4	Director Offer Letter to Hok Han “Henry” Ko, filed as exhibit 4.5 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.5	Director Offer Letter to Hon Wai “Marco” Ku, filed as exhibit 4.6 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.6	Director Offer Letter to Hung Leung “Alan” Tsang, filed as exhibit 4.7 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.7	Sample Purchase Order, filed as exhibit 10.5 to the F-1 filed on October 28, 2022 and incorporated by reference herein
8.1	List of Subsidiaries, filed as exhibit 21.1 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as Exhibit 11.2 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
97.1	Compensation Recovery Policy, filed as exhibit 97.1 to Form 20-F filed on October 30, 2024 and incorporated by reference herein.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Millennium Group International Holdings Limited

By:	/s/ Ming Yan Lai
Name:	Ming Yan Lai
Title:	Director and Chief Executive Officer

Date: October 28, 2025

Millennium Group International Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Millennium Group International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Millennium Group International Holdings Limited and Subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

October 28, 2025

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

San Mateo, California

October 30, 2023

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND 2024

	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$10,689,219	$13,346,584
Restricted cash	87,842	-
Accounts receivable, net	7,100,656	9,462,980
Prepayments, other receivables and other current assets	1,391,295	1,240,639
Inventories, net	1,538,816	3,715,494
Total current assets	20,807,828	27,765,697
Non-current assets:
Property, plant and equipment, net	7,447,205	7,792,835
Right-of-use assets, net	3,177,674	3,474,737
Intangible asset, net	100,667	197,787
Deferred tax assets, net	165,983	329,594
Other non-current assets	4,547,727	4,076,456
Total non-current assets	15,439,256	15,871,409
Total Assets	$36,247,084	$43,637,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,580,584	$3,648,331
Other payables and accrued liabilities	1,024,301	2,684,556
Lease obligation – current	223,543	218,578
Bank borrowings	6,108,552	5,582,665
Tax payable	212,801	-
Total current liabilities	11,149,781	12,134,130

Non-current liabilities:
Lease obligation – non-current	187,355	456,933
Total non-current liabilities	187,355	456,933
Total liabilities	11,337,136	12,591,063

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.002 par value per share, 125,000,000 shares authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,361,149	34,361,149
Statutory reserves	1,049,119	1,049,119
Accumulated other comprehensive loss	(3,708,980)	(3,888,270)
Accumulated deficit	(6,813,840)	(498,455)
Total shareholders’ equity	24,909,948	31,046,043
Total liabilities and shareholders’ equity	$36,247,084	$43,637,106

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2025, 2024 and 2023

	2025	2024	2023

Revenues	$25,334,149	$38,530,773	$45,598,620
Cost of revenues	(20,649,031)	(30,226,192)	(36,534,358)
Gross Profit	4,685,118	8,304,581	9,064,262

Operating expenses:
Selling and marketing	(3,334,120)	(5,651,505)	(4,875,650)
General and administrative	(7,365,859)	(9,581,030)	(5,270,966)
Total operating expenses	(10,699,979)	(15,232,535)	(10,146,616)

Loss from operations	(6,014,861)	(6,927,954)	(1,082,354)

Other income (loss):
Other income	670,963	49,163	1,366,394
Other expenses	(323,983)	(725,374)	(31,095)
Interest expense	(354,412)	(958,935)	(684,358)
Total other (loss) income, net	(7,432)	(1,635,146)	650,941

Loss before income tax expense	(6,022,293)	(8,563,100)	(431,413)
Income tax (expense) credit	(293,092)	(206,944)	77,302

Net loss	$(6,315,385)	$(8,770,044)	$(354,111)

Other Comprehensive Loss
Foreign currency translation adjustment	$179,290	$(102,715)	$(3,076,878)

Total Comprehensive Loss	$(6,136,095)	$(8,872,759)	$(3,430,989)

Net (loss) per share attributable to ordinary shareholders - basic and diluted	(0.56)	(0.78)	(0.03)
Weighted average number of ordinary shares used in computing net (loss) per share - basic and diluted	11,250,000	11,250,000	10,301,370

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2025, 2024 and 2023

	Ordinary Shares
	No. of shares	Amount	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Retained earnings (Accumulated deficit)	Total
		$	$	$	$	$	$
Balance as of June 30, 2022	10,000,000	20,000	31,101,897	1,029,144	(708,677)	8,645,675	40,088,039
Appropriations to statutory reserves	-	-	-	19,975	-	(19,975)	-
Issuance of shares	1,250,000	2,500	3,259,252	-	-	-	3,261,752
Foreign currency translation adjustment	-	-	-		(3,076,878)	-	(3,076,878)
Net loss	-	-	-	-	-	(354,111)	(354,111)
Balance as of June 30, 2023	11,250,000	22,500	34,361,149	1,049,119	(3,785,555)	8,271,589	39,918,802
Foreign currency translation adjustment	-	-	-		(102,715)	-	(102,715)
Net loss	-	-	-	-	-	(8,770,044)	(8,770,044)
Balance As of June 30, 2024	11,250,000	22,500	34,361,149	1,049,119	(3,888,270)	(498,455)	31,046,043
Foreign currency translation adjustment	-	-	-		179,290	-	179,290
Net loss	-	-	-	-	-	(6,315,385)	(6,315,385)
Balance as of June 30, 2025	11,250,000	22,500	34,361,149	1,049,119	(3,708,980)	(6,813,840)	24,909,948

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2025, 2024 and 2023

	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(6,315,385)	$(8,770,044)	$(354,111)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	980,202	1,398,862	1,702,331
Impairment of inventories	24,116	564,020	133,218
Provision for bad debts (reversal of provision)	195,958	157,765	(116,846)
Impairment of PPE	128,017	-	-
Loss (gain) on disposal of property, plant and equipment	305,523	(88,241)	(1,949)
Changes in operating assets and liabilities:
Deferred tax assets	166,073	67,808	(106,103)
Accounts receivable	2,240,000	688,284	6,690,275
Prepayments, other receivables and other assets	(283,604)	(58,196)	(476,360)
Inventories	2,189,216	1,284,158	3,408,444
Prepaid tax	160,504	(264,989)	-
Right-of-use assets	312,426	(419,957)	777,309
Lease obligation	(255,814)	501,745	(683,205)
Accounts payable	(99,359)	250,488	(1,586,850)
Other payables and accrued liabilities	(1,624,132)	1,248,316	(226,444)
Tax payable	211,520	(6,352)	(342,621)
Related party balances – trade nature	(54,650)	(659,678)	(707,311)
Net Cash (Used in) Provided by Operating Activities	(1,719,389)	(4,106,011)	8,109,777

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(2,023,740)	(2,376,967)	(186,565)
Prepayment land cost	183,460	-	-
Proceeds from disposal of property, plant and equipment	289,170	162,902	-
Purchase of intangible assets	(3,194)	(29,458)	(29,955)
Net Cash (Used in) by Investing Activities	(1,554,304)	(2,243,523)	(216,520)

Cash Flows from Financing Activities:
Net proceeds from issuance of ordinary shares		-	4,227,000
Repayment of bank borrowings	(10,962,402)	(22,049,203)	(18,662,822)
Proceeds from bank borrowings	11,522,309	14,188,856	16,235,091
Net Cash Provided by (Used in) Financing Activities	559,907	(7,860,347)	1,799,269

Effect of Exchange Rate Changes on Cash and Cash Equivalents	144,263	(20,158)	(1,563,355)

Net (Decrease) Increase in Cash and Cash Equivalents	(2,569,523)	(14,230,038)	8,129,171

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	13,346,584	27,576,622	19,447,451

Cash, Cash Equivalents and Restricted Cash - End of Year	$10,777,061	$13,346,584	$27,576,622

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(344,757)	(850,614)	(684,358)
Cash returned (paid) for income taxes	97,428	(593,569)	(614,026)

Supplemental significant non-cash financing activities:
Waiver of amounts due to shareholders	-	-	-
Recapitalization - transfer out of retained earnings	-	-	-
Recapitalization - transfer into additional paid in capital	-	-	-
Prepaid offering costs net off with additional paid-in capital	-	-	515,952

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

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

A reorganization of the legal structure was completed on January 19, 2022. As the Group was under control of the same shareholders and their entire equity interests were held by the same shareholders immediately prior to the group reorganization, the consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the year ended June 30, 2022.

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

As of June 30, 2025, the Company’s subsidiaries are detailed in the table as follows:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Name	or Establishment	or Establishment	(directly/indirectly)	Principal Activities
Subsidiary:
Millennium Investment International Limited	September 13, 2019	HK	100%	Investment holding
Millennium Printing (Shenzhen) Co., Ltd	December 3, 2007	The PRC	100%	Investment holding and Manufacturing of paper-based packaging
Putian Xiqi Branding Strategy Co., Ltd	September 30, 2017	The PRC	100%	Trading of paper-based packaging
Millennium Packaging Technology (Huizhou) Co., Ltd.	March 6, 2020	The PRC	100%	Dormant
Millennium (Huizhou) Technology Co., Ltd.	January 19, 2020	The PRC	100%	Property holding
Huizhou Yimeinuo Industry Co., Ltd.	April 7, 2017	The PRC	100%	Property holding
Millennium Strategic International Limited	November 13, 2019	HK	100%	Investment holding
Wah Tong Investment International Limited	October 18, 2019	HK	100%	Dormant
Yee Woo Paper Investment International Limited	November 15, 2019	HK	100%	Dormant
Millennium Printing International Limited	May 12, 2000	HK	100%	Trading of paper based packaging
Millennium Packaging Group International Limited	August 13, 2003	HK	100%	Investment holding and trading
Yee Woo Paper Packaging (HK) Company Limited	December 13, 2018	HK	100%	Trading of paper-based packaging
MPG Global Company Limited	March 9, 2018	Vietnam	100%	Trading of paper-based packaging
Millennium Group Investment (BVI) Limited	May 20. 2021	BVI	100%	Investment holding
Millennium Holdings International Limited	September 23, 2019	HK	100%	Investment holding
Yee Woo Vietnam Paper Products Company Limited	August 3, 2022	Vietnam	100%	Dormant
Millennium Printing and Packaging Technology (Vietnam) Co. Ltd	June 4, 2024	Vietnam	100%	Manufacturing of paper-based packaging
MPG Global Investment PTE.LTD	September 10, 2024	Singapore	100%	Investment holding
MPG Creative Solution (SG) PTE. LTD	March 10, 2025	Singapore	80%	Dormant
PT Millennium Investment Indonesia	April 23, 2025	Indonesia	100%	Investment holding
PT Millennium Printing and Packaging Technology	June 26, 2025	Indonesia	100%	Dormant

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

(2) Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements(“CFS”) of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, accounting estimates reflected in the Company’s consolidated financial statements include useful lives of property, plant and equipment, impairment of inventory, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

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

Translation of amounts from HK$ into US$ was made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2025	HK$7.85 to US$1
June 30, 2024	HK$7.81 to US$1

Statement of operations and cash flow items:
June 30, 2023	HK$7.84 to US$1
June 30, 2024	HK$7.82 to US$1
June 30, 2025	HK$7.79 to US$1

Translation of amounts from RMB into US$ was made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2025	RMB7.17 to US$1
June 30, 2024	RMB7.27 to US$1

Statement of operations and cash flow items:
June 30, 2023	RMB 6.95 to US$1
June 30, 2024	RMB 7.21 to US$1
June 30, 2025	RMB 7.21 to US$1

Translation of amounts from VND into US$ was made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2025	VND26,103 to US$1
June 30, 2024	VND25,455 to US$1

Statement of operations and cash flow items:
June 30, 2023	VND23,706 to US$1
June 30, 2024	VND24,548 to US$1
June 30, 2025	VND25,420 to US$1

Translation of amounts from SGD into US$ was made at the following exchange rates:

Balance sheet items, except for equity accounts:
June 30, 2025	SGD1.27 to US$1

Statement of operations and cash flow items:
June 30, 2025	SGD1.33 to US$1

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

Cash and cash equivalents

Cash and cash equivalents are cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. As of June 30, 2025, the Company’s bank deposit of $87,842 was frozen in connection with a litigation proceeding and is classified as restricted cash on the consolidated balance sheet.

Subsequent to the balance sheet date, the Company reached a settlement with the counterparty and paid the settlement in full, upon which the restriction on the bank deposit was lifted.

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

Intangible asset, net

Intangible asset is computer software acquired by the Company, it is stated at cost less accumulated amortization and any impairment losses. The intangible assets are amortized on a straight-line basis over their estimated useful life of 5 years.

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

The Company depreciates property, plant, and equipment using the straight-line method as follows:

Buildings	20 to 50 years

Leasehold improvements	5 years

Plant and machinery	5 to 20 years

Motor Vehicles	5 to 15 years

Office equipment	1 to 10 years

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

JUNE 30, 2025, 2024

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

In July 2000, the Company acquired land use rights from the local Bureau of Land and Resources in Shenzhen for the purpose of building factory. The land use rights are being amortized over the respective lease terms, which are 50 years. At the inception date of lease, the Company paid the lease payment to the PRC government.

As of 30 June 2025, the Company had land use rights from Huizhou Yimeinuo Industry Co., Ltd to build a factory and this land use rights are being amortized over the respective lease terms, which are 35 years.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

Other non-current assets

Other non-current assets mainly include prepayment for land in Vietnam of USD 4,115,337 and USD 4,001,282 as of June 30, 2025 and 2024, respectively. The balance of USD 4,115,337 as of June 30, 2025 included VAT of USD 356,870, which was reclassified to a permanent account. After such reclassification, the remaining balance of the prepayment for land use rights was US$3,758,467.

The payment for land in Vietnam is VND 102,476,000,000 for a contract granting the right to use the land in Vietnam, the Company signed a new sublease on December 11, 2023, with the land cost released of VND 102,469,851,440. As of June 30, 2025, the full payment for the land use right was settled.

Bank borrowings

Bank borrowings are initially recognized at FV, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable are trade payables to vendors.

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

Qualified employees of the Hong Kong entities participate in Mandatory Provident Fund and company’s medical insurance plan. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,851.

During the years ended June 30, 2025, 2024 and 2023, the total expenses for the Company’s costs incurred on both governments mandated multi-employer defined contribution plan in the PRC and Mandatory Provident Fund Scheme in Hong Kong were US$1,007,806, US$2,011,534 and US$1,205,697, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transaction during the years ended June 30, 2025, 2024 and 2023 and balances as of June 30, 2025 and 2024 are set out in Note 10.

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

JUNE 30, 2025, 2024

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

For the sales of paper products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at customer’s truck at the Company’s inventory warehouse or their specified location at which point title to that asset passes to the customer. Revenue is recognized at the point in time when control of the goods transfers to the customer, which generally occurs upon delivery. The completion of the earnings process is evidenced by the customer’s signature on the delivery note, by the logistics provider authorized by the customer to receive the goods on its behalf, or by the issuance of a bill of lading by the shipping company confirming that the products have been delivered in accordance with the sales terms. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

b.	Revenue from provision of supply chain management solution

The Company provides supply chain management solutions to its customers by designing packaging products, designating approved raw materials for manufacturing of those packaging products, contracting viable manufacturers, and arranging delivery of those packaging products to end customers. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is identified as a single performance obligation where delivery of the finished product to the customer at the location specified by the customer indicates that the Company has completed all steps set forth above such as design, manufacture and delivery in order to substantially complete all the services agreed upon in the purchase order. Delivery of the product to the customer is also the point at which title to that asset passes to the customer. Revenue is recognized at the point in time when control of the goods transfers to the customer, which generally occurs upon delivery. The completion of the earnings process is evidenced by the customer’s signature on the delivery note, by the logistics provider authorized by the customer to receive the goods on its behalf, or by the issuance of a bill of lading by the shipping company confirming that the products have been delivered in accordance with the sales terms. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from invoice date. The transaction price does not include variable consideration related to returns or refunds as our contracts do not include provisions that allow for sales refunds or returns of products. The Company provides no warranties for the products transferred. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 11 below.

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

JUNE 30, 2025, 2024

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

JUNE 30, 2025, 2024

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

Earnings (Loss) Per Share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended June 30, 2025, 2024 and 2023, there was no dilutive impact.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The expanded annual disclosures are effective for fiscal years beginning after December 15, 2023, and the expanded interim disclosures are effective for interim periods within fiscal years beginning after December 15, 2024, and will be applied retrospectively to all prior periods presented. The Company adopted this ASU on July 1, 2024 which did not have a material impact on the Company’s CFS.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily for the income tax rate reconciliation and income taxes paid. The expanded annual disclosures are effective for the year ending December 31, 2025. The Company is currently evaluating the impact that ASU 2023-09 will have on our consolidated financial statements and whether we will apply the standard prospectively or retroactively.

 In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

(3) Cash and cash equivalents

Cash and cash equivalents in its original currencies is shown below:

	As of June 30,
	2025	2024
	$	$
HKD	5,870,022	3,197,313
RMB	2,256,948	2,673,761
USD	2,412,958	7,004,410
VND	149,291	471,100
Total	10,689,219	13,346,584

The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in obtaining and remitting foreign currency.

(4) Accounts receivable, net

Accounts receivable, net comprised the following:

	As of June 30,
	2025	2024
	$	$
Accounts receivable	7,454,419	9,689,905
Allowance for doubtful accounts	(353,763)	(226,925)
Total	7,100,656	9,462,980

Allowance for doubtful accounts, changes was as follows:

	For the years ended June 30,
	2025	2024	2023
	$	$	$
Beginning balance	226,925	70,345	186,909
Reversals	191,614	157,765	(116,846)
Write-offs	(68,003)	-	(3,653)
Foreign currency exchange effect	3,227	(1,185)	3,935
Ending balance	353,763	226,925	70,345

As of the end of each fiscal year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of June 30,
	2025	2024
	$	$
Within 90 days	6,658,709	8,560,794
Between 91 and 180 days	410,001	742,822
Between 181 and 365 days	31,946	159,364
	7,100,656	9,462,980

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

(5) Prepayments, other receivables and other current assets

Prepayments, other receivables and other current assets consisted of the following:

	As of June 30,
	2025	2024
	$	$
Prepayments	351,231	501,558
Deposits	122,699	126,364
Other receivables	119,269	82,485
Prepaid tax	105,483	264,727
VAT receivables	692,613	265,505
	1,391,295	1,240,639

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

The components of inventories were as follows:

	As of June 30,
	2025	2024
	$	$
Raw materials	767,064	2,983,737
Work in progress	239,209	663,644
Finished goods	1,163,898	1,331,848
Total inventories, gross	2,170,171	4,979,229
Inventories impairment	(631,355)	(1,263,735)
Total inventories, net	1,538,816	3,715,494

Inventories impairment consists of the following:

	For the years ended June 30,
	2025	2024	2023
	$	$	$
Beginning balance	(1,263,735)	(732,897)	(655,783)
Addition	(24,116)	(564,020)	(133,218)
Write-offs	669,919	27,596	-
Foreign currency exchange effect	(13,423)	5,586	56,104
Ending balance	(631,355)	(1,263,735)	(732,897)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

(7) Property, plant and equipment, net

As of June 30, 2025, and 2024, property, plant and equipment, net consisted of the following:

	2025	2024
	$	$
Buildings	7,150,692	7,185,353
Leasehold improvements	3,324,535	3,253,163
Plant and machinery	10,934,844	13,533,299
Motor vehicles	330,058	390,841
Office equipment	1,498,352	1,813,396
Total	23,238,481	26,176,052
Less: accumulated depreciation	(15,662,407)	(18,383,217)
impairment loss	(128,869)	-
Property, plant and equipment, net	7,447,205	7,792,835

Depreciation was US$848,028, US$1,206,371 and US$1,556,069 for the years ended June 30, 2025, 2024 and 2023, respectively. Impairment loss was US$128,869, nil and nil for the years ended June 30, 2025, 2024 and 2023, respectively.

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

Our lease assets and liabilities are included in the lease right-of-use assets, net, lease liabilities, current portion, and lease liabilities, non-current portion on the consolidated balance sheets.

We follow ASU No. 2016-02 and related standards (collectively ASC 842, Leases). We used the implicit rate and incremental borrowing rate from 3.18% to 4.75% as the discount rate, based on the information available at commencement date in determining the present value of lease payments.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

Supplemental balance sheet information related to leases was as follows:

	As of June 30,
	2025	2024
	$	$
Right-of-use assets(“ROU”), net	3,177,674	3,474,737
Operating lease ROU	3,126,045	3,406,861
Finance lease ROU	51,629	67,876

Lease liabilities - current	223,543	218,578
Current operating lease obligation	207,904	203,347
Current finance lease obligation	15,639	15,231

Lease liabilities – non-current	187,355	456,933
Non-current operating lease obligation	160,161	413,871
Non-current finance lease obligation	27,194	43,062
Total lease obligation	410,898	675,511

Operating and finance lease expenses for the years ended June 30, 2025, 2024 and 2023 were US$350,209, US$834,423 and US$790,417, respectively.

The following table shows the remaining contractual maturities of the Group’s operating and finance lease liabilities As of June 30, 2025 by years:

	Operating	Finance
	$	$
Year ending June 30, 2026	220,861	16,774
Year ending June 30, 2027	163,829	16,774
Year ending June 30, 2028	-	11,183
Total undiscounted lease obligations	384,690	44,731
Less: imputed interest	16,625	1,898
Lease liabilities recognized in the consolidated balance sheet	368,065	42,833

The lease obligations will end between July 1, 2025 and April 25, 2054. The weighted-average discount rate used to determine the operating lease liabilities as of June 30, 2025 was 4.37%.

(9) Bank borrowings

Outstanding balances of banks borrowings as of June 30, 2025 and 2024 consisted of the following:

	As of June 30,
	2025	2024
	$	$
Bank borrowings:
Guaranteed	2,734,186	3,157,475
Collateralized and guaranteed	3,374,366	2,425,190
	6,108,552	5,582,665

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

The details of bank borrowings as at June 30, 2025 and 2024 are as follows:

		Maturity		Weighted-average interest rate		As of June 30,
Lender	Type	date	Currency	2025	2024	2025	2024
DBS Bank Hong Kong Limited	Bank borrowing	November 2027	HKD	-	7.31%	-	$1,800,902
Bank of China (Hong Kong) Limited	Bank borrowing	June 2027	HKD	3.61%	6.96%	$6,108,552	2,821,221
Hang Sang Bank Limited	Bank borrowing	July 2024	HKD	-	6.93%	-	960,542

Total bank borrowings						$6,108,552	$5,582,665

	Carrying value	Within 1 year or on demand	2025	2026	2027	Thereafter
	$	$	$	$	$	$
Loan type of HKD currency
June 30, 2024	5,582,665	5,582,665	-	-	-	-
	5,582,665	5,582,665	-	-	-	-

	Carrying value	Within 1 year or on demand	2025	2026	2027	Thereafter
	$	$	$	$	$	$
Loan type of HKD currency
June 30, 2025	6,108,552	6,108,552	-	-	-	-
	6,108,552	6,108,552	-	-	-	-

The average bank borrowings rates for the years ended June 30, 2025, 2024 and 2023 were 6.62%, 7.07%and 5.69%, respectively.

As of June 30, 2025, and 2024, the Company had bank borrowings of US$6,108,552 and US$5,582,665, respectively, which contained repayment on demand clauses. Accordingly, portions of the bank borrowings with Bank of China (Hong Kong) Limited contractually due for repayment after one year as of June 30, 2025 and 2024 with carrying amounts of US$ 3,374,366 and US$2,425,190, respectively, were classified as current liabilities. For the purpose of the illustration, such bank borrowing is included within short-term bank borrowings and showed as bank borrowings repayable within one year or on demand.

Total interest for the bank borrowings for the years ended June 30, 2025, 2024 and 2023 was US$ 354,444, US$850,614 and US$684,358, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

Saved to the above disclosure, the following table represent other major loan covenants of aforementioned bank loans:

(i)	guarantees given by certain shareholders namely Mr. Lai Yau Chuen, Mr. Lai Yau Fai, Mr. Lai Yau Chi and Mr. Lai Yau Sang as of June 30, 2024. These guarantees were released by the bank as of June 30, 2025.

(ii)	guarantees given by certain related companies controlled by the shareholders namely Wah Tong Paper Products Factory Limited and Yee Woo Paper Packaging (China) Company Limited as of June 30, 2025 and 2024. These guarantees were released by the bank as of June 30, 2025.

(iii)	The Company previously pledged a leasehold land in Huizhou, China as of June 30, 2024, 2023 and 2022. The pledge was released in 2025.

(10) Related Party Balance and Transactions

There are no outstanding balances as of June 30, 2025 and 2024.

The following are the significant related party transactions for the years ended June 30, 2025, 2024 and 2023.

				2025	2024	2023
	Relationship	Nature	Description	US$	US$	US$
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common control by the shareholders	Trade nature	Rental expenses incurred by the Company	-	(659,678)	(707,311)
Kunshan Chuangke Printing Products Co., Ltd	Common control by the shareholders	Trade nature	Equipment and car expenses incurred by the Company	(53,805)	-	-
Kunshan Chuangke High Level Paper Products Co., Ltd	Common control by the shareholders	Trade nature	Equipment incurred by the Company	(845)	-	-

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

(11) Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of June 30,
	2025	2024
	$	$
Contract liabilities	116,700	63,005
Salaries payables	475,315	1,103,108
Other payables	139,939	951,364
Other accruals	292,347	567,079
Total	1,024,301	2,684,556

The revenue recognized from contract liabilities to the Company’s operations was $54,353, $27,611 and $71,103 during the years ended June 30, 2025, 2024 and 2023, respectively.

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

JUNE 30, 2025, 2024

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

As a result of the foregoing restrictions, the PRC subsidiaries are restricted in their ability to transfer their assets to us. Foreign exchange and other regulation in the PRC may further restrict the PRC subsidiaries from transferring funds to us in the form of dividends, loans and advances. As of June 30, 2025, and 2024, amounts restricted are the statutory reserve of the PRC subsidiaries, were US$1,049,119 and US$1,049,119, respectively.

During the years ended June 30, 2025, 2024 and 2023, the PRC subsidiaries attributed US$0, US$0 and US$19,975 of retained earnings for their statutory reserves, respectively.

(13) Selling and marketing expenses

Selling and marketing expenses were as follows:

	Year ended June 30,
	2025	2024	2023
	$	$	$
Staff costs and employee benefits	1,037,747	1,060,564	964,698
Consultancy fee	1,083,143	2,597,503	1,888,128
Transportation and handling	696,583	1,178,114	1,468,035
Advertisement expenses	26,231	19,118	18,361
Depreciation and amortization	3,445	3,206	3,227
Other	486,971	793,000	533,201
Total	3,334,120	5,651,505	4,875,650

(14) General and administrative expenses

General and administrative expenses were as follows:

	Year ended June 30,
	2025	2024	2023
	$	$	$
Staff costs and employee benefits	4,461,306	6,757,235	3,356,644
Depreciation and amortization	175,791	218,334	263,576
Research and development	241,925	261,837	241,241
Office and utilities	194,331	172,630	198,135
Other	2,292,506	2,170,994	1,211,370
Total	7,365,859	9,581,030	5,270,966

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

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

Vietnam

The Company’s Vietnam subsidiaries, MPG Global Company Limited, Yee Woo Vietnam Paper Products Company Limited and Millennium Printing and Packaging Technology (Vietnam) Co., Ltd are subject to Vietnam corporate income tax on its taxable income as reported in their statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The corporate tax rate under Vietnam tax laws is 20%. Tax losses can be carried forward for five years, through 2028, but cannot be carried back. There is no assessable profits from the Vietnam subsidiaries during the years ended June 30, 2025, 2024 and 2023.

Hong Kong

The Company’s Hong Kong subsidiaries, including Millennium Investment International Limited, Millennium Strategic International Limited, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Yee Woo Paper Packaging (HK) Company Limited and Millennium Holdings International Limited are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for the years ended June 30, 2025, 2024 and 2023. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

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

Significant components of the provisions for income taxes for the years ended June, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
	$	$	$
Provision for Income Taxes
Current Tax Provision Hong Kong	127,019	127,471	125,802
Deferred Tax Provision Hong Kong	1,712	(5,032)	-
Current Tax Provision PRC	-	29,862	-
Over Provision of PRC Income Tax in prior year	-	-	(217,999)
Deferred Tax Provision PRC	164,361	54,643	14,895
Total Provision (Credit) for Income Taxes	293,092	206,944	(77,302)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

The following table reconciles PRC statutory rates to our effective tax rate:

	Year Ended June 30,
	2025	2024	2023
PRC Statutory rate	25%	25%	25%
Effect of different tax jurisdiction	(12)%	(6)%	(7)%
Overprovision of PRC income tax in prior year	-	-	(50)%
Non-deductible expenses	5%	(3)%	-
Tax losses not recognized	(21)%	(18)%	14%
Change in valuation allowance	(2)%	-	-
Effective income tax rate	(5)%	(2)%	(18)%

Management reviews this valuation allowance periodically and will make adjustments as warranted. A summary of the otherwise deductible (or taxable) deferred tax items is as follows:

	June 30,	June 30,
	2025	2024
	$	$
Deferred tax assets
Miscellaneous	3,916	22,239
Allowance for doubtful accounts	13,517	15,240
Allowance for inventories	94,703	92,971
Tax loss	199,153	199,144
Total	311,289	329,594
Less: valuation allowance	(145,306)	-
Total deferred tax assets	165,983	329,594

(16) Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company determined it has only one operating segment.

The following table presents revenue by major merchandise or services categories for the years ended June 30, 2025, 2024 and 2023, respectively:

	2025	2024	2023
	$	$	$
Packaging products	15,746,534	22,348,633	23,065,859
Corrugated products	5,173,576	11,833,698	16,977,098
Packaging products supply chain management solutions	4,414,039	4,348,442	5,555,663
	25,334,149	38,530,773	45,598,620

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

In the following table, the Company additionally provided the revenue in term of geographical locations of customers.

	Year Ended June 30, 2025
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	12,333,276	3,087,022	678	15,420,976
Hong Kong SAR	1,533,705	241,470	1,624,717	3,399,892
Vietnam	842,890	192,948	305,467	1,341,305
Other Southeast Asian countries*	403,617	478,117	1,386,043	2,267,777
Australia	219,659	921,896	-	1,141,555
United States of America	57,456	150,004	1,097,134	1,304,594
Other countries	355,931	102,119	-	458,050
	15,746,534	5,173,576	4,414,039	25,334,149

	Year Ended June 30, 2024
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	19,316,785	9,284,023	61,829	28,662,637
Hong Kong SAR	1,110,428	880,875	1,392,561	3,383,864
Vietnam	935,670	266	431,149	1,367,085
Other Southeast Asian countries*	445,218	205,496	1,390,853	2,041,567
Australia	4,543	948,618	-	953,161
United States of America	45,701	446,467	1,068,613	1,560,781
Other countries	490,288	67,953	3,437	561,678
	22,348,633	11,833,698	4,348,442	38,530,773

	Year Ended June 30, 2023
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	19,677,726	13,481,344	107,244	33,266,314
Hong Kong SAR	797,390	1,327,396	1,160,720	3,285,506
Vietnam	1,802,700	5,322	1,322,317	3,130,339
Other Southeast Asian countries*	516,753	861,594	1,986,331	3,364,678
Australia	812	1,167,379	-	1,168,191
United States of America	12,214	47,688	788,887	848,789
Other countries	258,264	86,375	190,164	534,803
	23,065,859	16,977,098	5,555,663	45,598,620

*	Other Southeast Asian countries include Singapore, Indonesia, Malaysia, Philippines and Myanmar.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

(17) Risks and Uncertainties

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe there is no significant credit risk associated with cash in Hong Kong, which was held by reputable financial institutions in Hong Kong. The Hong Kong Deposit Protection Board pays compensation up to US$63,695 (equivalent to HK$500,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, cash balance of US$7,193,377 (HK$56,467,071) was maintained at financial institutions in Hong Kong and approximately US$63,695 (HK$500,000) was insured by the Hong Kong Deposit Protection Board.

We believe there is no significant credit risk associated with cash in the PRC, which was held by reputable financial institutions in PRC. The People’s Bank of China pays up to US$69,763 (RMB500,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, cash balance of US$3,056,336 (RMB$21,905,252) was maintained at financial institutions in PRC and approximately US$69,763 (RMB500,000) was insured by The People’s Bank of China.

We believe there is no significant credit risk associated with cash in Vietnam, which was held by reputable financial institutions in Vietnam. The Deposit insurance of Vietnam pays up to US$4,789 (VND 125,000,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2025, cash balance of US$527,348 (VND13,765,476,355) was maintained at financial institutions in Vietnam and approximately US$4,789 (VND 125,000,000) was insured by The Deposit Insurance of Vietnam.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025, 2024

Customer concentration risk

For the years ended June 30, 2025, 2024 and 2023, customers accounting for 10% or more of total revenues are as follows:

	2025		2024		2023
Customer		%		%		%
A	$5,163,870	20.4	-	-	-	-
B	-	-	$7,257,128	18.8	$6,334,447	13.9

As of June 30, 2025 and 2024, customers accounted for 10% or more of accounts receivable as follows:

	2025		2024
Customer		%		%
A	$1,751,895	30.8	1,155,901	15.6
B	-	-	813,403	10.9
C	684,830	12.0	818,835	11.0
D	587,190	10.3	-	-

Suppliers concentration risk

For the years ended June 30, 2025, 2024 and 2023, the suppliers which accounted for 10% or more of total purchases are as follows:

	2025		2024		2023
Supplier		%		%		%
A	-	-	$2,963,186	19.7	$4,390,127	21.5
B	-	-	2,009,756	13.3	2,070,918	10.1

As of June 30, 2025 and 2024, no single vendor accounted for more than 10% of the total balance of accounts payable.

(18) Capital Commitment

a.	Operating lease commitment

The Company had outstanding commitment on non-cancelable leases . The details of operating lease commitment contracted As of June 30, 2025 are set out in Note 8.

b.	Capital commitment

On March 14, 2020, the Company entered into a contract for the right to use land in Vietnam for VND 102,476,000,000(USD 4,184,513) with Viglacera Yen My Industrial Zone Development, Subsequently, due to a change in land mapping area from 50,000 sq.m to 49,997 sq.m, the Company signed a new sublease contract on December 11, 2023, with the released land cost to VND 102,469,851,440(USD 4,184,262) . As of June 30, 2025, the full payment for the land use right has been settled.

(19) Subsequent Events

The Company assessed all events from June 30, 2025, up through October 28, 2025, which is the date that these consolidated financial statements are available to be issued, unless as disclosed else where in the consolidated financial statements, there are not any material subsequent events that require disclosure in these consolidated financial statements.

Subsequent to the balance sheet date, the Company reached a settlement with the counterparty related to the frozen bank deposit of $87,842. The settlement was completed in August 2025, and the restriction on the deposit was lifted.