Form 20-F
period 2026-06-30
Millennium Group International Holdings Ltd
filed 2026-10-29
CIK 1903995

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-41673

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,250,000 ordinary shares issued and outstanding as of June 30, 2026.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Millennium (Huizhou) Technology Co., Ltd. is a PRC company wholly owned by Millennium Shenzhen;

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

“Millennium Packaging” refers to Millennium Packaging Group International Limited, a Hong Kong company wholly owned by Millennium Strategic;

Millennium Packaging Technology (Huizhou) Co., Ltd. is a PRC company wholly owned by Millennium Shenzhen;

Millennium Printing and Packaging Technology (Vietnam) Co. Ltd is a Vietnam company wholly owned by Wah Tong Investment International Limited;

Millennium Printing International Limited is a Hong Kong company wholly owned by Millennium Strategic until August 27, 2026, when Millennium Strategic sold all of its issued shares to Yee Cheong; see “Item 4. Information on the Company, Recent Developments”;

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

“PBOC” refers to the People’s Bank of China;

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

Putian Xiqi Branding Strategy Co., Ltd. is a PRC company wholly owned by Millennium Shenzhen;

PT Millennium Investment Indonesia is an Indonesia company 99% owned by Millennium HK and 1% owned by Millennium Investment International Limited;

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

“Yee Cheong” refers to Yee Cheong (1926) Enterprise Company Limited, a Hong Kong company whose ultimate beneficial owners are the individual Controlling Shareholders;

Yee Woo Paper Investment International Limited is a Hong Kong company wholly owned by Millennium Strategic;

“MIT” refers to Millennium Printing International Technology Limited (formerly known as Yee Woo Paper Packaging (HK) Company Limited), a Hong Kong company wholly owned by Millennium Strategic;

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

Yee Woo Vietnam Paper Products Company Limited is a Vietnamese company wholly owned by Yee Woo Paper Investment International Limited;

“YWPPC” refers to Yee Woo Paper Packaging (China) Company Limited, a Hong Kong company commonly held by the individual Controlling Shareholders; and

Our business is primarily conducted in Hong Kong and the financial records of our subsidiaries in Hong Kong are maintained in HKD, their functional currency. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8081 on June 30, 2024, US$1 = HK$7.8499 on June 30, 2025 and US$1 = HK$7,8424 on June 30, 2026, as published in statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The relevant exchange rates for the years ended June 30 are listed below:

	2026	2025	2024
Years Ended USD:RMB exchange rate	6.79	7.17	7.27
Years Average USD:RMB exchange rate	7.00	7.21	7.20
Years Ended USD:HKD exchange rate	7.84	7.85	7.81
Years Average USD:HKD exchange rate	7.81	7.79	7.82
Years Ended USD:VND exchange rate	26,311	26,103	25,455
Years Average USD:VND exchange rate	26,279	25,420	24,962

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

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Summary of Financial Position and Cash Flows of Millennium Group International Holdings Limited and Subsidiaries

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND 2025

	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$5,612,562	$10,689,219
Restricted cash	4,697	87,842
Accounts receivable, net	5,212,415	7,100,656
Prepayments, other receivables and other current assets	2,283,177	1,391,295
Inventories, net	1,582,622	1,538,816
Total current assets	14,695,473	20,807,828
Non-current assets:
Property, plant and equipment, net	7,548,860	7,447,205
Right-of-use assets, net	3,446,084	3,177,674
Intangible asset, net	39,279	100,667
Deferred tax assets, net	185,789	165,983
Other non-current assets	4,506,992	4,547,727
Total non-current assets	15,727,004	15,439,256
Total Assets	$30,422,477	$36,247,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,438,169	$3,580,584
Other payables and accrued liabilities	1,347,127	1,024,301
Lease obligation – current	413,453	223,543
Bank borrowings – current	3,968,928	6,108,552
Tax payable	152,027	212,801
Amounts due to related parties – current	742,425	-
Total current liabilities	10,062,129	11,149,781

Non-current liabilities:
Lease obligation – non-current	230,506	187,355
Bank borrowings – non-current	31,669	-
Amounts due to related parties – non-current	1,098,988	-
Deferred tax liabilities	133,973	-
Total non-current liabilities	1,495,136	187,355
Total liabilities	11,557,265	11,337,136

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.002 par value per share, 250,000,000 shares authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,633,547	34,361,149
Statutory reserves	1,049,119	1,049,119
Accumulated other comprehensive loss	(2,958,748)	(3,708,980)
Accumulated deficit	(13,902,593)	(6,813,840)
Total equity attributable to shareholders of the Company	18,843,825	24,909,948
Non-controlling interests	21,387	-
Total shareholders’ equity	18,865,212	24,909,948
Total liabilities and shareholders’ equity	$30,422,477	$36,247,084

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2026, 2025 and 2024

	2026	2025	2024

Revenues	$20,339,679	$25,334,149	$38,530,773
Cost of revenues	(18,700,263)	(20,649,031)	(30,226,192)
Gross Profit	1,639,416	4,685,118	8,304,581

Operating expenses:
Selling and marketing	(2,080,042)	(3,334,120)	(5,651,505)
General and administrative	(6,947,275)	(7,365,859)	(9,581,030)
Total operating expenses	(9,027,317)	(10,699,979)	(15,232,535)

Loss from operations	(7,387,901)	(6,014,861)	(6,927,954)

Other income (loss):
Other income	588,305	670,963	49,163
Other income (expenses), net	197,590	(323,983)	(725,374)
Interest expense	(241,545)	(354,412)	(958,935)
Total other (loss) income, net	544,350	(7,432)	(1,635,146)

Loss before income tax expense	(6,843,551)	(6,022,293)	(8,563,100)

Income tax (expense)	(246,815)	(293,092)	(206,944)

Net loss	$(7,090,366)	$(6,315,385)	$(8,770,044)
Net loss attributable to shareholders of the Company	$(7,088,753)	$(6,315,385)	$(8,770,044)
Net loss attributable to non-controlling interests	$(1,613)	$-	$-

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$750,232	$179,290	$(102,715)

Total Comprehensive Loss	$(6,340,134)	$(6,136,095)	$(8,872,759)
Comprehensive loss attributable to shareholders of the Company	$(6,338,521)	$(6,136,095)	$(8,872,759)
Comprehensive loss attributable to non-controlling interests	$(1,613)	$-	$-

Net (loss) per share attributable to ordinary shareholders - basic and diluted	(0.63)	(0.56)	(0.78)
Weighted average number of ordinary shares used in computing net (loss) per share - basic and diluted	11,250,000	11,250,000	11,250,000

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2026, 2025 and 2024

	2026	2025	2024
Cash Flows from Operating Activities:
Net loss	$(7,090,366)	$(6,315,385)	$(8,770,044)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,141,881	980,202	1,398,862
Impairment of inventories	170,624	24,116	564,020
Provision for bad debts (reversal of provision)	(217,120)	195,958	157,765
Impairment of PPE	19,370	128,017	-
Loss (gain) on disposal of property, plant and equipment	(22,490)	305,523	(88,241)
Non-cash interest expense	25,648	-	-
Changes in operating assets and liabilities:
Deferred tax assets	(17,136)	166,073	67,808
Accounts receivable	2,309,217	2,240,000	688,284
Prepayments, other receivables and other assets	(802,343)	(283,604)	(58,196)
Inventories	(155,995)	2,189,216	1,284,158
Prepaid tax	8,707	160,504	(264,989)
Right-of-use assets	(159,990)	312,426	(419,957)
Lease obligation	235,657	(255,814)	501,745
Accounts payable	(281,208)	(99,359)	250,488
Other payables and accrued liabilities	280,269	(1,624,132)	1,248,316
Tax payable	(70,079)	211,520	(6,352)
Deferred tax liabilities	134,077	-	-
Related party balances – trade nature	-	(54,650)	(659,678)
Net Cash Used in Operating Activities	(4,491,277)	(1,719,389)	(4,106,011)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(1,494,369)	(2,023,740)	(2,376,967)
Prepayment of land cost	-	183,460	-
Proceeds from disposal of property, plant and equipment	428,161	289,170	162,902
Purchase of intangible assets	(25,512)	(3,194)	(29,458)
Net Cash Used in Investing Activities	(1,091,720)	(1,554,304)	(2,243,523)

Cash Flows from Financing Activities:
Proceeds from related-party loans	2,091,551	-	-
Repayment of bank borrowings	(8,370,715)	(10,962,402)	(22,049,203)
Proceeds from bank borrowings	6,248,462	11,522,309	14,188,856
Contributions from non-controlling shareholders	23,000	-	-
Net Cash Provided by (Used in) Financing Activities	(7,702)	559,907	(7,860,347)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	430,897	144,263	(20,158)

Net Decrease in Cash, Cash Equivalents and Restricted Cash	(5,159,802)	(2,569,523)	(14,230,038)
Cash, Cash Equivalents and Restricted Cash - Beginning of Year	10,777,061	13,346,584	27,576,622

Cash, Cash Equivalents and Restricted Cash - End of Year	$5,617,259	$10,777,061	$13,346,584

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(216,120)	(344,757)	(850,614)
Cash returned (paid) for income taxes	(130,140)	97,428	(593,569)

Supplemental significant non-cash financing activities:
Deemed capital contribution arising from related-party loan discounts	272,398	-	-

See accompanying notes to consolidated financial statements.

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our PRC subsidiaries’ functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the PBOC at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements were translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. The CSRC subsequently issued the Overseas Listing Trial Measures described below. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures issued on December 28, 2021 and effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The Regulations on Network Data Security Management were promulgated on September 24, 2024 and became effective on January 1, 2025.

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

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements (“CFS”) for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering (“IPO”) to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations (“Press Conference”), officials from the CSRC clarified that the domestic companies that were listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Overseas Listing Trial Measures or offer and list securities in an overseas market in violation of the Overseas Listing Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 ($140,000) and RMB10,000,000 ($1.4 million). Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 ($70,000) to RMB5,000,000 ($700,000). Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 ($140,000) and RMB10,000,000 ($1.4 million).

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Administration for Market Regulation (the “SAMR”), formerly known as the State Administration for Industry and Commerce. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within required period by the relevant PRC government authorities, we may be forced to suspend our operation.

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our PRC operating entities’ ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contracts.

In addition, there have been constant changes and amendments of laws and regulations over the past 30 years to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our operating entities’ business. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

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

Therefore, these risks may result in a material change in business operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors. The Chinese government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since many of these statements and regulatory actions are relatively recent, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

From time to time, we may resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy, than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

The PRC Criminal Law, as amended by its Amendment 7 (effective February 28, 2009) and Amendment 9 (effective November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective June 1, 2017.

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

The Civil Code of the PRC (issued by the PRC National People’s Congress May 28, 2020 and effective January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

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

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the Measures for Cybersecurity Review mandate clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

Under the Data Security Law enacted September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented February 15, 2022, since we are not an operator of critical information infrastructure, nor are we an online platform operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future and follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The PRC Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

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

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in RMB or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Notwithstanding the above, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may introduce detailed regulatory policies and establish a security review system to further regulate foreign investment activities in the PRC.

We believe that the manufacture and sale of paper based packaging products, which is our principal business, is not currently within a restricted or prohibited category under the “negative list.” However, should our business become subject to foreign investment restrictions or prohibitions under the “negative list,” the viability of our current corporate structure, corporate governance and business operations may be materially impacted in many aspects.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

Our PRC counsel, King & Wood Mallesons, advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on Nasdaq, from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

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

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by all our PRC subsidiaries to their respective immediate holding company in Hong Kong. In the past, Millennium Printing International Limited and Yee Woo Paper Packaging (China) Company Limited had applied for and obtained the tax resident certificate from Hong Kong tax authority. On August 27, 2026, we agreed to sell Millennium Printing International Limited to Yee Cheong (1926) Enterprise Company Limited, and the sale was completed August 28, 2026. See “Item 4. Information on the Company.” As of the date hereof, Millennium Shenzhen currently does not have plan to declare and pay dividends to Millennium HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Millennium HK intends to apply for the tax resident certificate when Millennium Shenzhen plans to declare and pay dividends to Millennium HK. When Millennium Shenzhen plans to declare and pay dividends to Millennium HK and when we intend to apply for the tax resident certificate for Millennium HK from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 6-K, prior to such actions.

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

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with the State Administration for Market Regulation and reporting of foreign investment information to MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

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

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect our business as well as your investment.

As of the date hereof, we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, or on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

We are a company limited by shares incorporated in the Cayman Islands and conduct our operations substantially in China. Almost all of our assets are located outside of the United States and the proceeds of any of our future offerings will primarily be held in banks outside of the United States. All of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Council and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by the Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies with the applicable housing provident fund management center is compulsory, and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

We have not adequately paid social insurance and housing provident fund contributions for our employees. According to the Social Insurance Law of the PRC, we may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.05% of the outstanding amount for each day of delay. Further, we may be liable for a fine of one to three times the amount of the outstanding contributions, provided that we still fail to pay the outstanding social insurance contributions within the prescribed deadline. In addition, according to the Regulations on the Administration of Housing Provident Fund, we may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit. If we fail to deposit such amounts within the time limit, the Center may petition a people’s court to enforce the payment.

For the years ended June 30, 2026, 2025 and 2024, the Company has no under-payment of employee social insurance contributions and housing provident funds contributions which is accrued in our CFS, respectively. However, given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date hereof, the Company had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date hereof, the Company had not received any complaint or report on outstanding social insurance premiums or housing funds, nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; (v) the Company had not been subject to any administrative penalties; (vi) we have obtained confirmations from competent local social insurance and/or housing provident funds authorities, stating that there was no due and unpaid social insurance contributions and housing provident funds or no administrative penalty has ever been imposed on the Company; (vii) the Company had received oral confirmation from the relevant local governmental authority that the Company was allowed to commence to make adequate social insurance contribution for its employees upon the elapse of a 3-year transitional period starting from June 2021, the Company has not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the year ended June 30, 2026 and as of the date hereof. As of the date of the Annual Report, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance and housing provident fund contributions for our employees, our financial condition may be negatively impacted.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, making it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the State Administration for Market Regulation shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the Measures for the Security Review of Foreign Investment issued by the National Development and Reform Commission and MOFCOM that became effective January 18, 2021 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict security review, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are an exempted company incorporated under the laws of the Cayman Islands and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective January 1, 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and retain relevant materials for inspection by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of June 30, 2026 and 2025, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment. We cannot assure that we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Millennium HK, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation-Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

In October 2021, the SEC approved the minimum offering size requirement described in clause (i) above.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA to reduce the number of consecutive years without a complete PCAOB inspection required for triggering the trading prohibition from three years to two years.

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

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The Company’s auditor for the fiscal year ended June 30, 2026 is Edward Associate CPA PLLC, which is based in Syosset, New York, and the Company’s auditor for the fiscal years ended June 30, 2025 and 2024 was Wei, Wei & Co., LLP, which is based in Flushing, New York. Neither firm was subject to the PCAOB determinations announced on December 16, 2021.

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

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB has stated that it will continue to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

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

Our auditors, Edward Associate CPA PLLC and Wei, Wei & Co., LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this Annual Report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditors are headquartered in Syosset, New York and Flushing, New York, respectively, and are subject to inspection by the PCAOB on a regular basis.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of our auditors to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and ultimately result in a determination by a securities exchange to delist the Company’s securities. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

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

We had one significant customer which accounted for 18.6%, 20.4% and 18.8% of our total revenues for the years ended June 30, 2026, 2025 and 2024, respectively. We do not enter into long-term agreements with our customers, but supply is based upon purchase orders placed to us by customers from time to time. Therefore, we cannot be certain that sales to our customers, including our major customers, will continue. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

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

We have been dependent upon bank loans, proceeds received from shareholders’ equity contributions and, during the fiscal year ended June 30, 2026, loans from Yee Cheong, a company owned by our Controlling Shareholders, to meet our capital requirements in the past. We may require substantial additional funding in the future to meet our capital requirements for our production capacity expansion and to maintain operations and improve financial performance; however, we cannot assure you that we will be able to obtain capital in the future. In the event that we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts and decrease or eliminate capital expenditures. In addition, our operating results, our business results, and our financial position would be adversely affected. In the event that adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

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

We recorded a bad debt write-off of $0, $68,003 and $0 during the fiscal years ended June 30, 2026, 2025 and 2024, respectively. Due to the nature of the customers and the practice of the industry, the Company generally allows a credit period of 30 - 90 days to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow or various levels of approvals. For example, the average accounts receivable turnover period was approximately 115 days, 124 days and 94 days for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. Due to uncertainty in the timing and amount of collections, we estimate expected credit losses using historical collection experience, the current business environment and forecasts of future economic conditions that may affect customers’ ability to pay. Receivables are grouped based on shared credit risk characteristics, with expected loss rates adjusted for relevant current and forecast information. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

We have made investments in acquisitions of land to build new production plants, including our manufacturing facility in Vietnam, which commenced operations in July 2025, that we believe may complement our existing business or may improve the operation efficiency and effectiveness. While we believe these investment plans may benefit our business in the long term, such decisions may adversely impact our short- or medium-term operating results. Further, if these investment plans do not subsequently achieve the synergies we expect or do not generate the financial and operational benefits we expect, it will adversely affect our cash flow and financial results.

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

At June 30, 2026, our cash and cash equivalents were $5,612,562, with restricted cash of $4,697, and we incurred net cash used in operating activities of $4,491,277 during fiscal 2026. Our ability to meet our cash needs depends on operating cash generation, collections and the availability of financing. See Item 5.B, “Liquidity and Capital Resources.” We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our Company is in a capital and technology intensive industry which requires substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded net operating cash outflow of $4,491,277, $1,719,389 and $4,106,011 for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

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

We sold Millennium Printing International Limited, our subsidiary engaged in the trading of paper based packaging products, to a company owned by our Controlling Shareholder.

On August 27, 2026, after the end of the fiscal year ended June 30, 2026, Millennium Strategic entered into a share purchase agreement with Yee Cheong to sell all of the issued shares of Millennium Printing International Limited (“Millennium Printing”) for HK$14,800,000. On the same date, Millennium Strategic and Yee Cheong entered into a deed of debt assumption, set off and release, under which Millennium Strategic released Millennium Printing from intercompany liabilities of HK$35,429,804 and Yee Cheong agreed to pay Millennium Strategic a settlement sum of the same amount. Of the settlement sum, HK$16,380,000 was satisfied by setting off the loans owed by Millennium HK to Yee Cheong, and the balance of HK$19,049,804 is payable in cash in installments, the last of which is due within six months after completion. The disposal was completed on August 28, 2026. Beginning in March 2026, Millennium Printing had transferred its trading business of paper based packaging products to MIT, another of our subsidiaries, and at the time of the disposal Millennium Printing primarily held land and buildings. We received the first installment of HK$14,471,348 on September 14, 2026. The remaining installment of HK$4,578,456 is due within six months after completion, and any failure by Yee Cheong to pay it when due would adversely affect our liquidity.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting (“ICFR”). Our management has concluded that our ICFR was not effective as of June 30, 2026 due to a material weakness, namely the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements. Effective ICFR is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. As a result, we may not discover any problems in a timely manner, and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of effective ICFR may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

We engaged financial consultants to advise on accounting and financial reporting processes in conformity with U.S. GAAP, and our management and accounting department have since had a substantially improved understanding of U.S. GAAP and financial reporting requirements. We also plan to hire officers and employees who have knowledge and experience in U.S. GAAP and financial reporting process. Additionally, we have had a recruitment plan in place and have been searching for candidates for qualified internal audit personnel with appropriate knowledge of U.S. GAAP. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures include: (a) hiring qualified internal control personnel who will manage the implementation of internal control policies and procedures and improvement of the internal audit function; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of ICFR mandated by the U.S. securities laws. However, the implementation of these measures may not fully address the material weaknesses in our ICFR. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR significantly hinders our ability to prevent fraud.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our ICFR beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of the IPO. If we identify material weaknesses in our ICFR, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our ICFR is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our ICFR when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of our IPO, we mainly operated our businesses as private companies in Hong Kong, the PRC and Vietnam. As a result of the IPO, our company has become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has limited experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

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

We have engaged, and may continue to engage, in transactions with entities controlled by our Controlling Shareholders, which may present conflicts of interest.

During the fiscal year ended June 30, 2026, Millennium HK borrowed from Yee Cheong, a company owned by our Controlling Shareholders, (i) US$600,000 under a loan agreement dated April 1, 2026, which is interest free and repayable by March 31, 2027, and (ii) HK$11,700,000 under a loan agreement dated April 9, 2026, which bears interest at 2.83% per annum and is repayable in monthly installments through April 8, 2034. On August 27, 2026, we agreed to sell Millennium Printing to Yee Cheong. The sale was completed on August 28, 2026, and these loans were discharged by set off against part of the settlement sum payable by Yee Cheong. See “Item 7. Major Shareholders and Related Party Transactions, B. Related Party Transactions.”

Our Controlling Shareholders, who collectively own approximately 88.89% of our Ordinary Shares through YC 1926 (BVI) Limited, and our directors who are members of their family may have interests in these transactions that differ from those of our other shareholders. Although our audit committee reviewed the disposal of Millennium Printing and our interested directors abstained from approving it, the terms of these and any future transactions with entities controlled by our Controlling Shareholders may be less favorable to us than terms we could obtain from unrelated third parties. Any failure by these entities to perform their obligations to us could adversely affect our business, financial condition and results of operations.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Because of the voting in concert agreement described elsewhere in this Annual Report, our principal shareholders will continue collectively owning a majority of the voting power of our outstanding Ordinary Shares. Under Rule 5615(c)(1) of the Nasdaq Listing Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and is permitted to elect not to comply with certain corporate governance requirements, including the requirements that a majority of the board consist of independent directors and that the compensation and nominating committees consist entirely of independent directors. Although we do not rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements.

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

The social conditions and political stability of Vietnam will also have a direct impact on the feasibility in operating our production in Vietnam. Our business operations in Vietnam where the economy and legal systems remain susceptible to risks associated with an emerging economy may be subject to higher geopolitical risks than developed countries. Unexpected social and political events such as the social unrests in Vietnam targeting Chinese-related businesses, and territorial and other disputes among neighboring countries in Asia may adversely affect the operations of our production site in Vietnam. Any social and political unrest, which are beyond our control, may give rise to various risks, such as loss of employment and safety and security risks to persons and properties and in turn adversely affect Vietnam economy. Any such event may in turn have an adverse impact on our businesses, financial condition and results of operations.

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

Our business operations in Vietnam are subject to the economic, political and legal environment in Vietnam. Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, Vietnam’s economy was largely a planned economy. Since about 1987, increasing emphasis has been placed on the utilization of market forces in the development of the economy. Although state owned enterprises still account for a substantial portion of Vietnam’s industrial output, the Vietnamese government in general is reducing the level of direct control that it exercises over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to a market economy and enterprise reform.

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

We may not be able to ramp up production at our new manufacturing facility in Vietnam as planned, which could adversely affect our business, financial condition and results of operations.

Our new manufacturing facility in Vietnam commenced production in July 2025. The commencement and ramp up of a new manufacturing facility involve risks, including delays in obtaining or maintaining required licenses and permits, recruiting and training a local workforce, qualifying the facility and its products with our customers, establishing local supply chains, and achieving production volumes, product quality and costs in line with our expectations. We may incur significant start up costs before the facility generates meaningful revenue.

If we are unable to ramp up production at the facility as planned, or if customer demand for products manufactured in Vietnam is lower than we expect, we may not recover our investment in the facility, our margins may decline and our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to our Ordinary Shares

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “MGIH.” To continue listing our shares on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will continue to be able to comply with the Nasdaq Listing Rules, and we cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

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

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong and the PRC that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

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

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

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

In addition to the risks addressed above in “The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have a relatively small public floats. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

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

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

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

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Capital Market, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market rules. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq Capital Market rules with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in the Cayman Islands may afford less protection to holders of our ordinary shares. We currently rely on exemptions available under the Nasdaq Capital Market rules to a foreign private issuer and follow our home country practices, as described under “Item 16G. Corporate Governance,” and may rely on further exemptions in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Capital Market rules.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. We currently follow home country practice in lieu of certain Nasdaq corporate governance requirements, as described under Item 16G. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or Controlling Shareholder than they would as shareholders of a company incorporated in a U.S. state.

Certain judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands exempted company. Our operating subsidiaries were incorporated and are located in Hong Kong, the PRC and Vietnam. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, the PRC and Vietnam may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act relating to the recovery of short swing profits by insiders and the reporting obligations of our shareholders who beneficially own more than 10% of our Ordinary Shares (see below); and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

However, under the Holding Foreign Insiders Accountable Act, beginning March 18, 2026, our directors and officers are required to file reports of their beneficial ownership of, and transactions in, our equity securities under Section 16(a) of the Exchange Act.

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

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) any of the following is true: a majority of our executive officers or Directors are U.S. citizens or residents, more than 50% of our assets are located in the United States, or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our 10% shareholders will become subject to Section 16 of the Exchange Act, and our officers and Directors, who are already subject to Section 16(a) reporting, will become subject to the short swing profit recovery provisions of Section 16(b) of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Our business activities are principally carried out in Hong Kong, the PRC and Vietnam, and we sell our products to customers in Asia and other markets. Our geographic presence in Asia may make us vulnerable in the event of increased tension or hostilities in certain countries, including the countries in which our customers operate. In addition, unforeseeable circumstances and other factors such as power outages, labor disputes, severe weather conditions and natural or other catastrophes may disrupt our operations, and terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and business and consumer confidence. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which could materially and adversely affect our business, prospects, financial condition and results of operations.

We will incur increased costs as a result of being a public company after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and Nasdaq impose detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company, which will be until the last day of our fiscal year ending after the fifth anniversary of the completion of our IPO, being June 30, 2028, unless we cease to be an emerging growth company earlier. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

For a description of significant developments since July 1, 2025, see “Recent Developments” at the end of this Item 4.

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

We are a third-generation family-owned business and our history can be traced back to 1978 when Mr. Yee Cheong Lai, our founder, who engaged in the sale of corrugated paper in Hong Kong with a vision to becoming a one-stop integrated services provider for paper related products. We have diversified our business segments beyond the sale of Corrugated Paper to production and sale of packaging products and corrugated products with deliveries to, among others, PRC, Hong Kong, Vietnam, Myanmar, Australia, Indonesia, Cambodia, Taiwan, Thailand, United States, India and Germany as of the date hereof. In over 45 years of dealings, we have developed and accumulated extensive industry experience and capabilities in relation to design and production of packaging products and corrugated products.

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

In recognition of our strong technology and production development capability, our key operating subsidiary, Millennium Shenzhen, has been accredited as High-tech enterprise from December 2020 to December 2026, which entitles us to a preferential tax rate of 15%, subject to the review and approval by the tax authorities every three years.

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

Our major operating subsidiary groups

We operate our businesses in the PRC, Hong Kong and Vietnam under the following wholly-owned subsidiary groups:

●	MP Group: MP Group engages in the production and sale of offset printing packaging products, flexo printing packaging products at our self-operated MP Production Site in the PRC.

●	Yee Woo Group: Yee Woo Group engages in the production and sale of corrugated products at our self-operated Yee Woo Production Site in the PRC. Due to the downturn of the overall paper packaging business caused by the ongoing Sino-US trade war, the aftermath of the pandemic, the increase in shipment costs due to recent global conflicts including those in the middle east, and an unpredictable economic climate, Yee Woo Paper Industry (Shenzhen) Co., Ltd.’s (“YWSZ”) business performance has drastically declined since the beginning of 2023. As a result, in the interest of both the shareholders and the Company, the Company’s management has decided to consolidate part of the YWSZ operations into Millennium Printing (Shenzhen) Company Ltd (“MPSZ”) by installing similar manufacturing production lines in MPSZ, while proceeding with the voluntary liquidation of YWSZ. On 22 April, 2024 the Group commenced the process of substantially winding down the operations of YWSZ through voluntary liquidation. The liquidation procedure is still ongoing.

●	MPG Group: MPG Group primarily engages in packaging products supply chain management solution in the PRC, Hong Kong and Vietnam.

●	MP Vietnam: MP Vietnam factory commenced operation from July 2025. MP Vietnam engages in the production and sale of offset printing packaging products and corrugated products at our self-operated MP Production Site in Vietnam.

Millennium Printing International Limited: Millennium Printing International Limited previously engaged in the trading of paper based packaging products. Beginning in March 2026, it transferred this business to MIT and thereafter primarily held land and buildings. On August 27, 2026, Millennium Strategic agreed to sell all of the issued shares of Millennium Printing International Limited to Yee Cheong, and the sale was completed on August 28, 2026. See “Recent Developments” at the end of this Item 4.

Geographical presence

Our headquarters are based in Hong Kong with operations in the PRC and Vietnam. We own and run two production sites situated in Guangdong Province of the PRC and Vietnam respectively. We also operate a supply chain management business in Vietnam to service our global clients who source their packaging needs from Vietnam and other ASEAN countries. Our production facilities are strategically located in close proximity with the delivery locations designated by our major customers, and major suppliers in Guangdong Province, the PRC with readily access to major infrastructure. We have also established offices in Hong Kong and Vietnam to service customer orders outside the PRC.

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

Corrugated products production

Our corrugated products were previously manufactured at our self-operated Yee Woo Production Site at Yi He Industrial Zone, No. 137 Bao Shi East Road, Shui Tian Community, Shiyan Street, Baoan District, Shenzhen, the PRC. The Yee Woo Production Site was built in 1994 and include one factory and staff dormitory. On April 22, 2024, the Group commenced the process of substantially winding down the operation of Yee Woo Paper Industry (Shenzhen) Co., Ltd. The Group consolidated part of the operations into Millennium (Shenzhen) Company Ltd. Since then, our corrugated products have been produced at the MP Production Site and, from July 2025, at our MP Vietnam factory. During fiscal 2026, Millennium Shenzhen substantially ceased its in-house production of corrugated products and shifted to sourcing them from outsourced manufacturers.

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

Production planning

Once the purchase order is finalized, we assign the purchase orders to a designated project team to formulate a production plan and to oversee the entire project from the commencement of production to delivery with an objective to ensure due and timely production within stipulated cost estimate in accordance with the terms of the purchase order. The production plan will include a production flow outlining detailed production procedures and logistics, production capacity planning setting out the technical and machinery requirements, manpower and outsourcing arrangement.

Procurement

In parallel with the production planning, our procurement team will conduct an inventory analysis to ascertain raw materials needs and to ensure timely and adequate supply of raw materials. In most cases, we procure the raw materials from our suppliers based on the purchase order. Our major raw materials are paper with various types and weights, which we procure from our approved paper manufacturers and suppliers primarily in the PRC and the South East Asia. During the fiscal years ended June 30, 2026, 2025 and 2024 and up to the date hereof, we did not experience any delays in production caused by delays in supply or shortage of raw materials.

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

When the papers are ready and the printing press machines are set up and calibrated (including inserting the offset plates in the plate cylinder rollers of the printing press machines), we will commence Offset Printing whereby water and oil-based ink are applied to the offset plates. Due to the chemical treatment on the image areas whereby ink will adhere to the image areas and areas without image will reject ink injection, the inked images are transferred from the offset plate to the surface of an intermediate printing blanket. The intermediate printing blankets, which are made of special multi-layered rubbers, will then imprint the image onto each paper that passes through the printing unit of the Offset Printing press machine. Our Offset Printing machines can run up to 10,000 to 12,000 sheets per hour depending on the size of the paper and the complexity of the graphic designs.

The entire Offset Printing process is conducted by our multi-color printing press machines, which equipped us to manufacture packaging products with 6-color to cater for the different needs of our customers. As of the date hereof, we have four 6-color offset printing press machines.

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

When the papers are ready and the printing press machines are set up and calibrated (including inserting the flexible plates in the plate cylinder rollers of the printing press machines), we will commence Flexo Printing whereby water-based ink are applied onto the surface of the flexible plate by an engraved roller/anilox. The flexible plate then transfers the ink film from the engraved roller / anilox to the substrate, which may be cardboard papers or corrugated paperboards, by impression. Our Flexo Printing machines can run up to 5,000 to 7,000 paperboards per hour depending on the size of the paperboard and the complexity of the graphic designs.

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

During the fiscal years ended June 30, 2026, 2025 and 2024 and up to the date hereof, we had not received any material claims or complaints from our customers in relation to the quality of our products.

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

Our quality control team includes personnel from our production department. As of the date hereof, we had 6 quality control personnel and our quality control team is led by Mr. MY Lai, our CEO who possesses over 19 years of industry experience. Our quality control team is responsible for overseeing our entire operating process, and maintaining and operating our quality control system. Our quality control team also analyses various quality issues arising from our production process and any defective products identified by our in-house inspectors or returned by our customers and prepares preventive measures.

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

Research and Development

We have been undertaking research and development activities on structural and product design as well as production technology to maintain our competitiveness. Our market-driven research and development efforts focus on the design and production technologies applied to our products with a view to increase our customers’ operational efficiency. We have established a dedicated research and development department comprising 17 staff members as of June 30, 2026. Our research and development facilitated the successful development and invention which were subsequently registered as patents. As of the date hereof, we had registered 23 patents.

In recognition of our strong technology and production development capability, our key operating subsidiary, Millennium Shenzhen, was accredited as High-tech enterprise from December 2020 to December 2026, which entitles us to a preferential tax rate of 15%, subject to the review and approval by the tax authorities every three years. For us to continue to be qualified as a High-tech enterprise and be entitled to the 15% preferential tax rate, our annual research and development expenditure must not be less than 3% of our total revenue in a year according to the relevant laws and regulations.

Between October 2017 and June 2024, we received subsidies (the “subsidies”) granted by Science and Technology Innovation Committee of Shenzhen Municipality and Science and Technology Innovation Committee of Bao’an District Shenzhen Municipality.

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

We had a sales and marketing team comprising 31 members as of June 30, 2026, who are mainly responsible for sales and marketing activities, customers liaison and management for the promotion of our business. As the team works closely with our customers, if there is any complaint or specific demand from our customers, our sales and marketing team will communicate with the relevant customers to understand and remedy the issue.

Customers

For the years ended June 30, 2026, 2025 and 2024, customers accounting for 10% or more of total revenues are as follows:

	2026		2025		2024
Customer		%		%		%
A	$3,779,687	18.6	$5,163,870	20.4	-	-
B	-	-	-	-	$7,257,128	18.8

As of June 30, 2026 and 2025, customers accounted for 10% or more of accounts receivable as follows:

	2026		2025
Customer		%		%
A	$613,468	13.7	$1,751,895	30.8
B	-	-	-	-
C	-	-	684,830	12.0
D	705,561	15.8	587,190	10.3

Suppliers

For the years ended June 30, 2026, 2025 and 2024, the suppliers which accounted for 10% or more of total purchases are as follows:

	2026		2025		2024
Supplier		%		%		%
A	-	-	-	-	$2,963,186	19.7
B	-	-	-	-	2,009,756	13.3

As of June 30, 2026 and 2025, no single vendor accounted for more than 10% of the total balance of accounts payable.

Intellectual property

(i)	Patents

As of the date of this annual report, the operating entity has 23 patents as follows:

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2017 2 1632482.8	Buckle structure and inter card packing	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1634187.6	Portable display stand	November 29, 2017	November 28, 2027	Millennium Shenzhen	China
ZL 2017 2 1659503.5	Mobile phone protection cover and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1659573.0	Mobile phone accessories pack box and mobile phone box	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2017 2 1660908.0	Mobile phone packaging components and mobile phone sets	December 1, 2017	November 30, 2027	Millennium Shenzhen	China
ZL 2018 1 0478943 3	Standard methods of printing computerization, devices, terminals and computer-readable storage media	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL 2016 1 0950796.6	Ink automatic coding equipment and its processing process	January 30, 2016	January 29, 2036	Millennium Shenzhen	China
ZL 2017 1 0138966.5	A paper placement and cutting device for an offset press	March 9, 2017	March 8, 2037	Millennium Shenzhen	China
ZL 2016 1 1165201.2	Paper cutting device for a printing press	December 16, 2016	December 15, 2036	Millennium Shenzhen	China
ZL 2016 1 0189602.5	A composition coated with thin sheets of printed paper	March 30, 2016	March 29, 2036	Millennium Shenzhen	China
ZL 2025 2 2358653.3	A quick-change structure facilitating easy replacement of printing plates	June 6, 2025	November 6, 2035	Millennium Shenzhen	China

Registration No.	Patent type	Registration Date	Expiration Date	Registered Owner	Issue Country
ZL 2019 2 1914727.5	An automatic sticky box machine folding calibration device	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1928268.6	A chamfering machine attached to the window	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1919138.6	A paper feed mechanism device of a coating machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2019 2 1930933.5	Humidification device of local glazing machine	November 7, 2019	November 6, 2029	Millennium Shenzhen	China
ZL 2018 1 0479252.5	An economic printing method	May 18, 2018	May 17, 2038	Millennium Shenzhen	China
ZL202123040777.5	A conveyor with paper pressing mechanism	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL202123031768.X	An automatic visual inspection device	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL202123030944.8	An automatic gluing equipment	December 03, 2021	December 02, 2031	Millennium Shenzhen	China
ZL2017112269864	Enhanced internal card and packaging structure	November 29, 2017	November 28, 2037	Millennium Shenzhen	China
ZL2017112270541	Internal card support components and packaging structure	November 29, 2017	November 28, 2037	Millennium Shenzhen	China
ZL2024209635979	A new type of packaging box	April 29, 2024	April 28, 2034	Millennium Shenzhen	China
ZL2021110760701	A cutting device for a printing equipment	September 14, 2021	September 13, 2041	Millennium Shenzhen	China

(ii)	Trademarks

Trademark Number	Registration Date	Expiration Date	Trademark	Place of Registration
305165406	January 9, 2020	January 8, 2030		Hong Kong
28825202	March 14, 2019	March 13, 2029		China
40202814	July 21, 2020	July 20, 2030		China
40194578	July 21, 2020	July 20, 2030		China
40185534	July 21, 2020	July 20, 2030		China
40193106	July 21, 2020	July 20, 2030		China
28867971	February 28, 2019	February 27, 2029		China
28856662	March 7, 2019	March 6, 2029		China
56068282	December 21, 2021	December 20, 2031		China
56078945	December 21, 2021	December 20, 2031		China
56085082	December 21, 2021	December 20, 2031		China
305619880	May 10, 2021	May 09, 2031		Hong Kong
305603823	April 23, 2021	April 22, 2031		Hong Kong
53374007	August 28, 2021	August 27, 2031		China
53374024	August 28, 2021	August 27, 2031		China
53374042	August 28, 2021	August 27, 2031		China
53360298	August 28, 2021	August 27, 2031		China

53360769	August 28, 2021	August 27, 2031	China
53377066	August 28, 2021	August 27, 2031	China
53368961	August 28, 2021	August 27, 2031	China
53368968	August 28, 2021	August 27, 2031	China
53364917	August 28, 2021	August 27, 2031	China
50719868	August 28, 2021	August 27, 2031	China
50722594	August 21, 2021	August 20, 2031	China
50717213	August 28, 2021	August 27, 2031	China
50739494	June 28, 2021	June 27, 2031	China
50722685	June 21, 2021	June 20, 2031	China
50707855	June 21, 2021	June 20, 2031	China
50707861	June 21, 2021	June 20, 2031	China
50732630	July 21, 2021	July 20, 2031	China
50732633	June 21, 2021	June 20, 2031	China
50732065	June 28, 2021	June 27, 2031	China
50732072	June 28, 2021	June 27, 2031	China
50739452	July 21, 2021	July 20, 2031	China
50717233	June 28, 2021	June 27, 2031	China
50719947	July 07, 2021	July 06, 2031	China
50722645	June 21, 2021	June 20, 2031	China
50728805	June 21, 2021	June 20, 2031	China
53385807	November 14, 2021	November 13, 2031	China
53374177	August 28, 2021	August 27, 2031	China
53385798	November 28, 2021	November 27, 2031	China

(iii)	Copyright

Number	Copyright Number	Issue Country
1	2019SR0662505	China
2	2019SR0662498	China
3	2019SR0663010	China
4	2019SR0663939	China
5	2019SR0663943	China
6	2019SR0661502	China
7	2019SR0661446	China
8	2019SR0663324	China
9	2019SR0661460	China
10	2016SR0662874	China

(iv)	Domain names

No.	Domain	Registered owner	Validity period
1	mpintl.com.hk	Millennium Shenzhen	February 22, 2027
2	millennium-gp.com	Millennium HK	May 28, 2029
3	mpgglobal.com.hk	Millennium Packaging	March 13, 2028
4	mpintl.cn	Millennium Shenzhen	December 30, 2028

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

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”)

As we have employees working in our office in Hong Kong, we are subject to the provisions under OSHO. The OSHO provides for protection of employees’ safety and health in workplaces. According to section 6(1) of the OSHO, employers must as far as reasonably practicably ensure the safety and health of their employees in workplace. An employer who fails to ensure the safety and health of employees in a workplace is liable on conviction to a maximum fine of HKD$10,000,000 ($1,300,000) upon indictment or HKD$3,000,000 ($390,000) on summary conviction. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a maximum fine of HKD$10,000,000 ($1,300,000) upon indictment or HKD$3,000,000 ($390,000) on summary conviction and to imprisonment for up to 2 years upon indictment or 6 months on summary conviction.

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

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On July 23, 2020, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. The Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists. It was in turn superseded by the Negative List (Edition 2024), which took effect on November 1, 2024.

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

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement 2016 No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures. The FIE Record-filing Interim Measures were repealed and replaced by the Measures on Reporting of Foreign Investment Information, effective January 1, 2020.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the PRC, was issued by the State Council and came into force January 1, 2020. The form of organization, organizational structures and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On July 23, 2020, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2020), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. The Negative List (Edition 2021) was issued December 27, 2021, which took effect January 1, 2022 and superseded the previous lists. It was in turn superseded by the Negative List (Edition 2024), which took effect November 1, 2024. See “Regulations - Regulations relating to Foreign Investment-The Guidance Catalogue of Industries for Foreign Investment.”

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

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023 (effective July 1, 2024), the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

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

Moreover, pursuant to the PRC Criminal Law lastly amended in December 2023, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, promulgated in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal or obtain data by other illegal methods. On December 28, 2021, the Cyberspace Administration of China and other authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022. According to Article 7 of the Measures, online platform operators who possess personal information of over one million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by online platform operators, cybersecurity reviews should be conducted in accordance with these Measures.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee on July 5, 1994 and most recently amended on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties. In March 1999, the National People’s Congress, or the NPC, passed the PRC Contract Law, of which Chapter 13 governs lease contracts. On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the PRC which took effect January 1, 2021, and replaced the PRC Contract Law. According to the Civil Code of the PRC, subject to the consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development December 1, 2010 and came into effect February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure; (ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 ($140) to RMB10,000 ($1,400) if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

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

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permission of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 ($1,400) to RMB50,000 ($7,000). When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

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

According to the Environmental Impact Assessment Law of the PRC, which was promulgated by the SCNPC on October 28, 2002 and amended on July 2, 2016 and December 29, 2018, and the Catalogue for the Classified Administration of Environmental Impact Assessment of Construction Projects (2021 Edition), which was promulgated by the Ministry of Ecology and Environment on November 30, 2020 and became effective on January 1, 2021, the state classifies the management over the assessment of the environmental impacts of construction projects according to the seriousness of the impacts. Depending on the classification of environment impacts, a comprehensive assessment report or analysis or specific assessment report of environment impacts of construction projects would be required.

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

According to the Regulations on the Administration of Pollutant Discharge Permits, promulgated by the State Council on January 24, 2021 and effective on March 1, 2021, enterprises, public institutions and other producers and business operators that are subject to administration by pollution discharge licensing shall apply for and obtain the pollutant discharge permit in accordance with this regulations, and shall not discharge pollutants without the pollutant discharge permit. Enterprises, public institutions and other producers and business operators that have a smaller volume of pollutants generated and discharged and a smaller impact on the environment shall fill out the pollutant discharge registration form and do not need to apply for the pollutant discharge permit. The list of enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall be formulated and promulgated by the competent department of ecological environment of the State Council. Enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall fill out their respective basic information, pollutant discharge destinations, pollutant discharge standards implemented, pollution prevention and control measures adopted, etc. on the national information platform for pollutant discharge permit administration; and, in the event of any change in such information, the changes shall be filled out within 20 days from the date of change. Pursuant to the Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2019 Edition), which was promulgated by the Ministry of Ecology and Environment on December 20, 2019, the pollutant discharge management is classified into three degrees, the key focused management, the simplified management, and the registration management.

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

Pursuant to the Foreign Trade Law of the PRC, or the Foreign Trade Law, which was promulgated on 12 May 1994 and became effective on 1 July 1994, and was last amended on December 30, 2022, the requirement for a foreign trade operator engaged in import and export of goods or technologies to make registration for record with the department in charge of foreign trade under the State Council or institutions entrusted by it has been removed.

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

Regulations Relating to Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated March 16, 2007 and took effect January 1, 2008, and further amended February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect January 1, 2008 and partly amended April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

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

On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

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

PRC Value Added Tax

Prior to January 1, 2026, according to the Temporary Regulations on Value-added Tax, which was last amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

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

On May 24, 2013, the Ministry of Finance and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

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

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, which took effect on January 1, 2026 and replaced the Temporary Regulations on Value-added Tax and its implementing rules.

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

Pursuant to an Arrangement Between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1, 2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although Millennium Shenzhen is currently wholly owned by Millennium HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

Patent Law

According to the Patent Law of the PRC which was promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and last amended on December 11, 2023 and effective on January 20, 2024, there are three types of patents in the PRC, including invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patent holder shall pay compensation to the patent holder. In addition, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the State Intellectual Property Office for confidentiality examination.

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

As of the date hereof, we have 41 trademarks granted in China.

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

Regulations on Domain names

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on November 5, 2004 and effective on December 20, 2004, and were replaced by the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017, which has become effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate arbitration procedure.

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

On January 12, 2017, the PBOC promulgated the Circular of the PBOC on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date and introduced a new macro-prudential regime on cross-border financing (foreign debt) for enterprises incorporated in the PRC, including foreign-invested enterprises (FIEs). Originally, a one-year transition period was provided during which eligible FIEs could continue under the previous cross-border financing management regime or elect to transition to the model under Circular 9. As of the end of the transition period in early 2018, FIEs may be subject to either the legacy model or the Circular 9-based model, depending on their registration and regulatory treatment. No definitive public notice was issued by the PBOC or the SAFE that mandates a single uniform model for all FIEs, and regulatory guidance and parameters (including foreign debt quota calculations) remain subject to change. Accordingly, our cross-border financing activities by our PRC subsidiaries and any related foreign-debt obligations remain subject to regulatory risk, including changes in applicable mode, calculation of quota limits, approval or registration requirements, and supervision by PBOC and SAFE.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, are subject to registration with the SAMR and information reporting to the MOFCOM or their local counterparts.

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

Regulations Relating to Overseas Listings and M&A Rules

On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, such as completion of registration in the market of the United States, but have not completed the indirect overseas listing; and (2) domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges on or prior to the effective date of the Trial Measures, may reasonably arrange the timing for submitting their filing applications with the CSRC, and shall complete the filing before completion of their overseas offering and listing. However, the interpretation, application and enforcement of the Trial Measures remain subject to uncertainty. As the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

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

Vietnamese Laws and Regulations

This section sets forth a summary of the most significant laws and regulations that affect our business in Vietnam. Information contained in this section should not be construed as a comprehensive summary of laws and regulations applicable to us.

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

Laws Relating to Land and Real Properties

The principal statute currently governing the land and real properties on the land is Law No. 31/2024/QH15 on Land, which came into effect on August 1, 2024 and replaced Law No. 45/2013/QH13 on Land.

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

Laws Relating to Environmental Protection

The statute currently governing environmental protection is Law No. 72/2020/QH14 on Environmental Protection, which came into effect on January 1, 2022 and replaced Law No. 55/2014/QH13 on Environment Protection.

Environmental Impact Assessment, Environmental License and Environmental Registration

An enterprise’s operation may be subject to (i) an “environmental impact assessment report” or (ii) an “environmental license” or “environmental registration” subject to its investment project.

The environmental impact assessment report, environmental license or environmental registration (if so required in certain cases as regulated by laws) shall be made/approved/certified by the authorities respectively before commencement of the investment project.

Any changes to, among others, the scale and scope of operations under the approved environmental impact assessment report or environmental license or environmental registration shall be reported in writing to the authority or reflected in a new report/plan.

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

Business license fee

Business license fee, which was previously payable by enterprises on an annual basis in an amount of up to VND3 million ($120) depending on registered charter capital, was abolished with effect from January 1, 2026.

Foreign contractor tax

Foreign contractor tax applies to certain payments to foreign parties such as interest, service fees and leases. This comprises a combination of corporate income tax (or personal income tax) and value added tax at varying rates.

Laws Relating to Foreign Exchange Control

The legislation regulating the foreign exchange market in Vietnam is Ordinance No. 28/2005/PL-UBTVQH11 on Foreign Exchange Control which came into effect June 1, 2006 (as amended by Ordinance No. 06/2013/UBTVQH13 which came into effect January 1, 2014) and its guidance instruments (“Foreign Exchange Regulations”). A company incorporated under the laws of Vietnam is designated as a resident for exchange control purposes in Vietnam. This includes foreign owned enterprises.

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

Recent Developments

Change of Management

On December 30, 2025, Mr. Hok Han “Henry” Ko tendered his resignation as an independent director of the Company, effective January 1, 2026. Mr. Ko’s resignation was not the result of any disagreement with the Company. Effective January 1, 2026, Mr. Hon Kit Cheng was appointed as an independent director of the Company, succeeding Mr. Ko as the chair of the nominating committee and as a member of the audit committee and the compensation committee. See “Item 6. Directors, Senior Management and Employees.”

Changes in Company’s Certifying Accountant.

On February 13, 2026, the Company dismissed Wei, Wei & Co., LLP as its independent registered public accounting firm, effective February 13, 2026. On the same date, the Audit Committee and the Board of Directors of the Company approved and ratified the engagement of Edward Associate CPA PLLC as the Company’s new independent registered public accounting firm, effective February 13, 2026. See “Item 16F. Change in Registrant’s Certifying Accountant.”

On January 5, 2024, the Company notified WWC, P.C. of its decision to dismiss WWC, P.C. as the Company’s independent registered public accounting firm. The reports of WWC, P.C. on the Company’s financial statements for the fiscal years ended June 30, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended June 30, 2023 and through January 5, 2024, there were no disagreements with WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K. On January 5, 2024, the Audit Committee and the Board of Directors of the Company approved and ratified the engagement of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm, effective January 5, 2024. Wei, Wei & Co., LLP audited the Company’s financial statements for the fiscal years ended June 30, 2025 and 2024, which are included in this Annual Report.

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

Loans from a Related Party

On April 1, 2026, Millennium HK entered into a loan agreement with Yee Cheong, a company ultimately owned by the same six individuals who beneficially own YC 1926 (BVI) Limited, our controlling shareholder, for an interest free loan of US$600,000 for a term ending March 31, 2027. On April 9, 2026, Millennium HK entered into a further loan agreement with Yee Cheong for an unsecured loan of HK$11,700,000 (approximately US$1,493,300) for working capital and general corporate purposes, bearing interest at 2.83% and repayable in monthly installments from April 9, 2026 to April 8, 2034. Both loans were discharged by set off on completion of the disposal described below. See “Item 7.B. Related Party Transactions.”

Disposal of Millennium Printing International Limited

On August 27, 2026, Millennium Strategic International Limited, our subsidiary, entered into a share purchase agreement with Yee Cheong to sell all of the issued shares of Millennium Printing International Limited, which primarily held land and buildings following the transfer of its trading business of paper based packaging products to MIT beginning in March 2026, for HK$14,800,000 (approximately US$1,887,177). On the same date, Millennium Strategic International Limited and Yee Cheong entered into a deed of debt assumption, set off and release in respect of intercompany liabilities of Millennium Printing International Limited of HK$35,429,804, under which part of the settlement sum payable by Yee Cheong was satisfied by set off against the loans described above and the balance is payable in cash. The transaction was reviewed and recommended by our Audit Committee and approved by our disinterested directors. The disposal was completed on August 28, 2026. The first installment of HK$14,471,348 of the cash balance was received on September 14, 2026. See “Item 10. Additional Information, C. Material Contracts.”

Vietnam Factory

Our new factory in Vietnam officially commenced operations in July 2025.

4.C. Organizational structure

The following diagram sets forth the structure of the Company as of the date hereof:

Millennium Group International Holdings Limited
(a Cayman Islands company)
100%
Millennium Group Investment (BVI) Limited
(a BVI company)
100%
MILLENNIUM INVESTMENT INTERNATIONAL LIMITED
(a Hong Kong SAR company)
100%
MILLENNIUM HOLDINGS INTERNATIONAL LIMITED
(a Hong Kong SAR company)
100%
MILLENNIUM STRATEGIC INTERNATIONAL LIMITED
(a Hong Kong SAR company)
100%
YEE WOO PAPER PACKAGING LIMITED
(a Hong Kong SAR company)
100%
WAH TONG INVESTMENT INTERNATIONAL LIMITED
(a Hong Kong SAR company)
100%
Millennium Printing and Packaging Technology (Vietnam) Co., Ltd
(a Vietnam company)
100%
MILLENNIUM PRINTING INTERNATIONAL TECHNOLOGY LIMITED
(a Hong Kong SAR company)
100%
YEE WOO PAPER INVESTMENT INTERNATIONAL LIMITED
(a Hong Kong SAR company)
100%
Yee Woo Vietnam Paper Products Company Limited
(a Vietnam company)
100%
MILLENNIUM PACKAGING GROUP INTERNATIONAL LIMITED
(a Hong Kong SAR company)
100%
MPG Global Company Limited
(a Vietnam company)
1%
99%
PT MILLENNIUM INVESTMENT INDONESIA
(a Indonesia company)
100%
MPG Global Investment PTE Limited
(a SG company)
100%
Millennium Printing (Shenzhen) Co., Ltd
(a PRC company)
99%
1%
PT MILLENNIUM PRINTING AND PACKAGING TECHNOLOGY
(a Indonesia company)
80%
MPG CREATIVE SOLUTIONS (SG) PTE. LTD.
(a SG company)
100%
Millennium Packaging Technology (Huizhou) Co., Ltd
(a PRC company)
100%
Yee Woo Paper Industry (Shenzhen) Co., Ltd
(a PRC company)
100%
Millennium (Huizhou) Technology Co., Ltd
(a PRC company)
100%
Huizhou Yimeinuo Industry Co., Ltd
(a PRC company)

4.D. Property, plants and equipment

Properties and Facilities

We lease the properties below for our principal executive office and other operating offices.

We own the following properties:

	Address	Area
1	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	4,042 sq.m.

2	Fourth Industrial Zone, Shuitian Community, Shiyan Street, Baoan District, Shenzhen	21,072 sq.m.

3	By the side of Yongda Highway, Maxi Village, Yonghu Town, Huiyang District	29,508 sq.m.

4	Lot CN3, Yen My Industrial Zone, Tan Lap Commune, Yen My District, Hung Yen Province	49,997 sq.m

We lease the following properties:

	Address	Monthly Rent	Area
1	Building 3, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$38,352	12,716 sq.m.

2	Building 1, Xitu Industrial Park Dormitory, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$27,563	9,139 sq.m.

3	Building2, Canteen, Xitu Industrial Park, No. 8 Sanmin Road, Shuitian Community, Shiyan Street, Bao’an District, Shenzhen, China	$1,242	412 sq.m.

4	Building 1, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$35,871	11,893 sq.m.

5	Building 4, Xitu Industrial Park, No. 5, Sanmin Road, Shuitian Community, Shiyan Street, Baoan District, Shenzhen, China	$5,209	1,727 sq.m.

6	Street D1, Yen My II Industrial Park, Yen My Town, Yen My District, Hung Yen Province, Vietnam	$15,937	4,559 sq.m

7	Van Minh Yen My project, Plot No.: 1105, Map No.: 03, Trung Hoa Commune, Yen My District, Hung Yen Province	$15,405	3,950 sq.m

8	Ngo 8, Vu Van Can, Phuong My Hau, Hung Yen	$3,044	600 sq.m

9	TDP Thap, Phuong My Hau, Tinh Hung Yen	$1,446	500 sq.m

10	Thi Tran Ban Yen Nhan, My Hao, Hung Yen	$685	340 sq.m

11	Apartment S82-1, Lot R1-3, Sky Garden 3, No. 10 Pham Van Nghi Street, Phu My Hung Urban Area, Tan Hung Ward, Ho Chi Minh City, Vietnam	$1,700	149 sq.m.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Annual Report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended June 30, 2026, 2025 and 2024 are derived from our audited CFS included elsewhere in this Annual Report. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Founded in 1978, we are a long-established paper-based packaging solutions supplier. We are headquartered in Hong Kong with operations in the PRC and Vietnam. We operate production facilities in Guangdong Province of the PRC and in Vietnam. Our Vietnam manufacturing operation commenced in July 2025. We also operate a supply chain management business to service our global clients who source their packaging needs from Vietnam and other Association of Southeast Asian Nations (“ASEAN”) countries. We have also established offices in Hong Kong and Vietnam to service our customers outside the PRC.

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

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the followings:

Our Group’s relationship with major customers

For the years ended June 30, 2026, 2025 and 2024, revenue from our five largest customers represented 43.1%, 48.7% and 40.3% of total revenue, respectively. Revenue from our largest customer represented 18.6%, 20.4% and 18.8% of total revenue, respectively. The table below presents the five largest customers in each year. A dash indicates that a customer was not among the five largest customers for that year:

	2026		2025		2024
Customer		%		%		%
A	$3,779,687	18.6	$5,163,870	20.4	$3,288,048	8.5
B	-	-	1,810,542	7.1	7,257,128	18.8
C	1,690,048	8.3	2,104,353	8.3	1,956,102	5.1
D	946,042	4.7	1,674,950	6.6	1,599,075	4.2
E	-	-	1,577,058	6.2	1,439,697	3.7
F	1,470,816	7.2	-	-	-	-
G	872,487	4.3	-	-	-	-
Total	$8,759,080	43.1	$12,330,774	48.7	$15,540,049	40.3

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

Fluctuations in the procurement prices of our major raw materials

Certain raw materials used in our production, such as raw paper are subject to price volatility caused by external conditions, including commodity price fluctuations and changes in governmental policies. For the years ended June 30, 2026, 2025 and 2024, our raw paper cost was US$3.5 million, US$6.1 million and US$10.2 million, respectively, or 18.5%, 29.7% and 33.9% of our total cost of revenues, respectively. Generally, we do not enter into long-term supply contracts with our suppliers or commit any minimum quantities to our external suppliers. Accordingly, any material fluctuations in the prices of raw materials may have a material effect on the cost of revenues of our Group. There is no assurance that future price increase in raw materials or changes in the supply of raw materials will not materially and adversely affect our operating results and performance.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the years ended June 30, 2026, 2025 and 2024, respectively. This information should be read together with our CFS and related notes included elsewhere in this Annual Report. The results of operations in any period are not necessarily indicative of our future trends.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS YEARS ENDED JUNE 30, 2026, 2025 and 2024

	2026	2025	2024

Revenues	$20,339,679	$25,334,149	$38,530,773
Cost of revenues	(18,700,263)	(20,649,031)	(30,226,192)
Gross Profit	1,639,416	4,685,118	8,304,581

Operating expenses:
Selling and marketing	(2,080,042)	(3,334,120)	(5,651,505)
General and administrative	(6,947,275)	(7,365,859)	(9,581,030)
Total operating expenses	(9,027,317)	(10,699,979)	(15,232,535)

Loss from operations	(7,387,901)	(6,014,861)	(6,927,954)

Other income (loss):
Other income	588,305	670,963	49,163
Other income (expenses), net	197,590	(323,983)	(725,374)
Interest expense	(241,545)	(354,412)	(958,935)
Total other (loss) income, net	544,350	(7,432)	(1,635,146)

Loss before income tax expense	(6,843,551)	(6,022,293)	(8,563,100)

Income tax (expense)	(246,815)	(293,092)	(206,944)

Net loss	$(7,090,366)	$(6,315,385)	$(8,770,044)
Net loss attributable to shareholders of the Company	$(7,088,753)	$(6,315,385)	$(8,770,044)
Net loss attributable to non-controlling interests	$(1,613)	$-	$-

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$750,232	$179,290	$(102,715)

Total Comprehensive (Loss)	$(6,340,134)	$(6,136,095)	$(8,872,759)
Comprehensive loss attributable to shareholders of the Company	$(6,338,521)	$(6,136,095)	$(8,872,759)
Comprehensive loss attributable to non-controlling interests	$(1,613)	$-	$-

Net (loss) per share attributable to ordinary shareholders - basic and diluted	(0.63)	(0.56)	(0.78)
Weighted average number of ordinary shares used in computing net (loss) per share -basic and diluted	11,250,000	11,250,000	11,250,000

Revenues from operations

(i)	Revenue by product category

	Year Ended June 30,
	2026		2025		2024
	USD	%	USD	%	USD	%

Packaging products	12,462,864	61.3%	15,746,534	62.2%	22,348,633	58.0%
Corrugated products	3,748,491	18.4%	5,173,576	20.4%	11,833,698	30.7%
Packaging products supply chain management solutions	4,128,324	20.3%	4,414,039	17.4%	4,348,442	11.3%
Total	20,339,679	100.0%	25,334,149	100%	38,530,773	100%

(ii)	Revenue by nature of our customer

	Year Ended June 30,
	2026		2025		2024
	USD	%	USD	%	USD	%

OEM factories	6,198,360	30.5%	8,038,787	31.7%	21,174,518	55.0%
Brand factories	5,634,699	27.7%	6,097,347	24.1%	7,620,309	19.8%
Trading companies	8,506,620	41.8%	11,198,015	44.2%	9,735,946	25.2%
Total	20,339,679	100.0%	25,334,149	100%	38,530,773	100%

(iii)	Revenue by country of product delivery

	Year Ended June 30,
	2026		2025		2024
	USD	%	USD	%	USD	%

Mainland China	9,533,759	46.9%	15,420,976	60.9%	28,662,637	74.4%
Hong Kong SAR	2,891,819	14.2%	3,399,892	13.4%	3,383,864	8.8%
Vietnam	3,430,974	16.9%	1,341,305	5.3%	1,367,085	3.5%
Other Southeast Asian countries	1,194,550	5.9%	2,267,777	9.0%	2,041,567	5.3%
Australia	781,793	3.8%	1,141,555	4.5%	953,161	2.5%
United States of America	1,953,860	9.6%	1,304,594	5.1%	1,560,782	4.1%
Other countries	552,924	2.7%	458,050	1.8%	561,677	1.5%
Total	20,339,679	100.0%	25,334,149	100%	38,530,773	100%

Revenue decreased by $4,994,470, or 19.7%, from $25,334,149 in fiscal 2025 to $20,339,679 in fiscal 2026. Packaging products revenue decreased by $3,283,670, or 20.9%; corrugated products revenue decreased by $1,425,085, or 27.5%; and supply chain management revenue decreased by $285,715, or 6.5%. Revenue delivered to Mainland China declined by approximately $5.9 million, partially offset by increases of approximately $2.1 million in Vietnam and $0.6 million in the United States. Mainland China represented 46.9% of revenue in fiscal 2026, compared with 60.9% in fiscal 2025. Sales volume decreased from 11,128 tons in fiscal 2025 to 10,163 tons in fiscal 2026, while the average selling price decreased from $2,277 per ton to $2,001 per ton.

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

Packaging products supply chain management solution

For the years ended June 30, 2026, 2025 and 2024, revenue from our packaging products supply chain management solutions represented 20.3%, 17.4% and 11.3% of total revenue, respectively.

Cost of revenues

Cost of revenues mainly consists of raw paper cost, staff cost, auxiliary material cost, depreciation, utilities and outsourcing cost. For the years ended June 30, 2026 and 2025, cost of revenues was $18,700,263 and $20,649,031, respectively, representing a decrease of 9.4%, compared with a 19.7% decline in revenues. The decrease primarily reflected lower sales volume, mainly of packaging products, and a lower average paper cost of $514 per ton in fiscal 2026, compared with $544 per ton in fiscal 2025. As we increased the proportion of whole-order outsourcing, raw paper, staff and auxiliary material costs decreased, while outsourcing costs increased. For the years ended June 30, 2025 and 2024, cost of revenues was $20,649,031 and $30,226,192, respectively. The decrease was mainly due to a 34.2% decline in revenues, partially offset by an increase in the average paper cost from $489 per ton in fiscal 2024 to $544 per ton in fiscal 2025.

Gross profit

	Year Ended June 30,
	2026		2025		2024
	Gross	Profit	Gross	Profit	Gross	Profit
	Profit	margin	Profit	margin	Profit	margin
	USD	%	USD	%	USD	%

Packaging products	1,005,406	8.1%	3,118,254	19.8%	7,457,388	33.4%
Corrugated products	77,286	2.1%	708,042	13.7%	(144,322)	(1.2)%
Packaging products supply chain management solution	556,724	13.5%	858,822	19.5%	991,515	22.8%
Total	1,639,416	8.1%	4,685,118	18.5%	8,304,581	21.6%

Gross profit decreased by $3,045,702, or 65.0%, to $1,639,416 in fiscal 2026. Gross margin declined from 18.5% to 8.1%. Packaging products gross margin declined from 19.8% to 8.1%, corrugated products gross margin declined from 13.7% to 2.1%, and supply chain management gross margin declined from 19.5% to 13.5%. Costs decreased more slowly than revenue for packaging and corrugated products. Supply chain management costs increased slightly despite lower revenue. The decline in packaging products gross profit accounted for approximately $2.1 million of the reduction in consolidated gross profit.

For the year ended June 30, 2025, the decrease of profit margin from 2024 was primarily due to higher raw material costs and lower production utilization as a result of decreased sales volume.

In fiscal 2025, consolidated gross profit decreased by $3,619,463, or 43.6%, from fiscal 2024, and gross margin declined from 21.6% to 18.5%.

Selling and marketing expenses

Selling and marketing expenses decreased by $1,254,078, or 37.6%, from $3,334,120 in fiscal 2025 to $2,080,042 in fiscal 2026. The decrease primarily reflected lower consultancy fees of $817,167, lower staff costs and employee benefits of $180,808, and lower other selling expenses of $256,103.

Selling and marketing expenses decreased by $2,317,385, or 41.0%, from $5,651,505 in fiscal 2024 to $3,334,120 in fiscal 2025, primarily due to lower consultancy fees and sales-related expenditures.

General and administrative expenses

General and administrative expenses decreased by $418,584, or 5.7%, from $7,365,859 in fiscal 2025 to $6,947,275 in fiscal 2026. The decrease comprised reductions of $260,174  in other expenses, $152,448 in research and development expenses, and $72,260 in office and utility costs, partly offset by increases of $45,206 in staff costs and employee benefits and $21,092 in depreciation and amortization. Staff costs and employee benefits remained the largest component at $4,506,512.

General and administrative expenses decreased by $2,215,171, or 23.1%, from $9,581,030 in fiscal 2024 to $7,365,859 in fiscal 2025. The decrease primarily reflected lower staff compensation following the winding down of Yee Woo Paper Industry (Shenzhen) Co., Ltd., lower professional fees and cost-control measures.

Net (loss) income

Net loss increased by $774,981, or 12.3%, from $6,315,385 in fiscal 2025 to $7,090,366 in fiscal 2026. The $3,045,702 decrease in gross profit was partly offset by a $1,672,662 reduction in selling and administrative expenses. Other income decreased from $670,963 to $588,305. Other expenses changed from an expense of $323,983 to net income of $197,590, reflecting reversals of credit losses partly offset by property impairment. Interest expense decreased from $354,412 to $241,545, and income tax expense decreased from $293,092 to $246,815. Net loss attributable to the Company was $7,088,753 and loss attributable to noncontrolling interests was $1,613. Basic and diluted loss per share was $0.63, compared with $0.56 in fiscal 2025.

Net loss decreased by $2,454,659, or 28.0%, from $8,770,044 in fiscal 2024 to $6,315,385 in fiscal 2025. The reduction in operating expenses more than offset the decline in gross profit, as discussed above.

Liquidity and Capital Resources

Our principal sources of liquidity are cash on hand, operating receipts, bank facilities and related-party financing. As of June 30, 2026, cash and cash equivalents were $5,612,562 and restricted cash was $4,697, compared with $10,689,219 of cash and cash equivalents and $87,842 of restricted cash at June 30, 2025. Total cash, cash equivalents and restricted cash decreased by $5,159,802 during fiscal 2026. Current assets of $14,695,473 exceeded current liabilities of $10,062,129 by $4,633,344, compared with working capital of $9,658,047 at June 30, 2025. Bank borrowings totaled $4,000,597, comprising current borrowings of $3,968,928 and non-current borrowings of $31,669. Related-party loans had a carrying amount of $1,841,413, comprising current amounts of $742,425 and non-current amounts of $1,098,988. We incurred net losses of $7,090,366 and $6,315,385 in fiscal 2026 and 2025, respectively. Our principal cash requirements are operating expenditures, capital expenditures and the repayment of borrowings as they become due.

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

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended June 30,
	2026	2025	2024
	USD	USD	USD

Net cash used in operating activities	(4,491,277)	(1,719,389)	(4,106,011)
Net cash used in investing activities	(1,091,720)	(1,554,304)	(2,243,523)
Net cash provided by (used in) financing activities	(7,702)	559,907	(7,860,347)
Effect of foreign exchange rate changes	430,897	144,263	(20,158)
Net decrease in cash, cash equivalents and restricted cash	(5,159,802)	(2,569,523)	(14,230,038)
Cash, cash equivalents and restricted cash at beginning of year	10,777,061	13,346,584	27,576,622
Cash, cash equivalents and restricted cash at end of year	5,617,259	10,777,061	13,346,584

Cash flows from operating activities

During the years ended June 30, 2026, 2025 and 2024, the cash inflows from our operating activities were primarily from revenue generated from our sale of paper products and from provision of supply chain management solutions, whereas the cash outflows for our operating activities mainly comprised the purchase of raw paper and finished goods, shipping costs, staff costs and administrative expenses.

Our net cash used in or provided by operating activities reflects net loss or income, adjusted for noncash items, including depreciation and amortization, inventory impairment and reversals, credit-loss provisions and reversals, property impairment, gains or losses on disposals and deferred taxes, together with changes in operating assets and liabilities.

Net cash used in operating activities was $4,491,277 in fiscal 2026, compared with $1,719,389 in fiscal 2025, an increase in cash usage of $2,771,888. The fiscal 2026 amount comprised a net loss of $7,090,366, net noncash adjustments of $1,234,854 and a net cash inflow of $1,364,235 from changes in operating assets and liabilities. Noncash adjustments included depreciation and amortization of $1,141,881, impairment of inventories of $170,624, property impairment of $19,370, non-cash interest expense of $25,648 and a net deferred tax adjustment of $116,941, offset by bad-debt provision reversals of $217,120   and gains on disposal of property, plant and equipment of $22,490. The net deferred tax adjustment   comprised a $17,136 decrease related to deferred tax assets and a $134,077 increase related to deferred tax liabilities. Changes in operating assets and liabilities included decreases in accounts receivable of $2,309,217 and prepaid taxes of $8,707, together with a net $75,667 from changes in right-of-use assets and lease obligations. These were partly offset by increases in prepayments, other receivables and other assets of $802,343 and inventories of $155,995, a net decrease in accounts payable and other payables and accrued liabilities of $939, and a decrease in tax payable of $70,079.

Net cash used in operating activities was $1,719,389 in fiscal 2025. The net loss of $6,315,385 was partly offset by net noncash adjustments of $1,799,889 and a net cash inflow of $2,796,107 from changes in operating assets and liabilities. Noncash adjustments included depreciation and amortization of $980,202, bad-debt provisions and impairment of inventories and property, plant and equipment totaling $348,091, a loss on disposal of property, plant and equipment of $305,523, and deferred taxes of $166,073. Changes in operating assets and liabilities included decreases in accounts receivable of $2,240,000, inventories of $2,189,216 and prepaid taxes of $160,504, a net $56,612 from changes in right-of-use assets and lease obligations, and an increase in tax payable of $211,520. These were partly offset by decreases in accounts payable and other payables and accrued liabilities totaling $1,723,491, an increase in prepayments, other receivables and other assets of $283,604 and a decrease in trade-related party balances of $54,650.

Net cash used in operating activities was $4,106,011 in fiscal 2024. The net loss of $8,770,044 was partly offset by net noncash adjustments of $2,100,214 and a net cash inflow of $2,563,819 from changes in operating assets and liabilities. Noncash adjustments principally included depreciation and amortization of $1,398,862, inventory impairment of $564,020 and bad-debt provisions of $157,765. Changes in operating assets and liabilities included decreases in accounts receivable of $688,284 and inventories of $1,284,158 and increases in accounts payable and other payables and accrued liabilities totaling $1,498,804, partly offset by other operating movements, including a $659,678 decrease in trade-related party balances.

Cash flows (used in) provided by investing activities

Our cash flows (used in) provided by investing activities primarily consisted of (i) the purchase of property, plant and equipment; (ii) the purchase of intangible assets; (iii) the proceeds from sale of property, plant and equipment and (iv) the prepayment of land cost.

Net cash used in investing activities was $1,091,720 in fiscal 2026, compared with $1,554,304 in fiscal 2025, a decrease of $462,584. Fiscal 2026 investing activities comprised purchases of property, plant and equipment of $1,494,369 and intangible assets of $25,512, partly offset by proceeds from disposal of property, plant and equipment of $428,161.

For the year ended June 30, 2025, net cash used in investing activities was $1,554,304, comprising purchases of property, plant and equipment of $2,023,740 and intangible assets of $3,194, partly offset by proceeds from disposal of property, plant and equipment of $289,170 and a cash inflow of $183,460 reported under prepayment of land cost.

For the year ended June 30, 2024, net cash used in investing activities was $2,243,523, comprising purchases of property, plant and equipment of $2,376,967 and intangible assets of $29,458, partly offset by proceeds from disposal of property, plant and equipment of $162,902.

Cash flows provided by (used in) financing activities

Our financing activities principally comprise proceeds from and repayments of bank borrowings, financing provided by related parties, and contributions from non-controlling shareholders.

Net cash used in financing activities was $7,702 in fiscal 2026, compared with net cash provided by financing activities of $559,907 in fiscal 2025. The statement of cash flows presents net repayments of bank borrowings of $2,122,253, partly offset by proceeds from related-party loans of $2,091,551 and contributions from non-controlling shareholders of $23,000. Bank borrowing proceeds were $6,248,462 and repayments were $8,370,715. The related-party loans and their discounted carrying amounts are described in Note 10.

For the year ended June 30, 2025, net cash provided by financing activities was $559,907, comprising proceeds from bank borrowings of $11,522,309, partly offset by repayments of bank borrowings of $10,962,402.

For the year ended June 30, 2024, net cash used in financing activities was $7,860,347, comprising repayments of bank borrowings of $22,049,203, partly offset by proceeds from bank borrowings of $14,188,856.

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

Trend Information

During fiscal 2026, revenue decreased by 19.7%, gross margin declined to 8.1%, and operating activities used $4.5 million of cash. Manufacturing in Vietnam, which commenced in July 2025, increased the geographic scope of our operations. Lower Mainland China revenue, the cost of operating and expanding production facilities, raw material prices and the availability of financing are material factors affecting our outlook. The disposal of Millennium Printing International Limited, completed on August 28, 2026, and the related debt settlement may also affect our future operations and liquidity. See Note 19 for subsequent events.

Critical Accounting Policies

Our critical accounting estimates include expected credit losses on receivables, the recoverability of inventories and long-lived assets, deferred tax asset valuation allowances, and the measurement of below-market related-party loans. These estimates reflect assumptions about collections, future operating results, recoverable values, discount rates and future taxable income. Changes in these assumptions could materially affect our financial position and results of operations. The accounting policies and related balances are described in the notes to the consolidated financial statements.

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

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The expanded annual disclosures are effective for fiscal years beginning after December 15, 2023, and the expanded interim disclosures are effective for interim periods within fiscal years beginning after December 15, 2024, and will be applied retrospectively to all prior periods presented. The Company adopted this ASU on July 1, 2024. The amendments affect disclosures and do not change the recognition or measurement of amounts in the CFS.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments expand annual income tax rate reconciliation and cash taxes paid disclosures. For public business entities, the amendments apply to annual periods beginning after December 15, 2024, which includes the Company’s fiscal year beginning July 1, 2025. The amendments permit prospective application or retrospective application.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. ASU 2025-01 subsequently clarified the effective dates. Public business entities must apply the annual requirements for periods beginning after December 15, 2026 and the interim requirements for periods within annual periods beginning after December 15, 2027. For the Company, these correspond to fiscal 2028 and interim periods in fiscal 2029, respectively. Early adoption is permitted.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s CFS.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Management

Set forth below is information concerning our directors, director nominees, executive officers and other key employees as of the date hereof.

Name	Age	Position(s)
Ming Hung “Matthew” Lai	39	Chairman and Director
Ming Yan “Ray” Lai	44	Chief Executive Officer and Director
Wing Wai “John” Au	63	Chief Financial Officer
Hon Kit Cheng(1)(2)(3)	42	Independent Director, Chair of Nominating Committee
Hon Wai “Marco” Ku(1)(2)(3)	52	Independent Director, Chair of Audit Committee
Hung Leung “Alan” Tsang(1)(2)(3)	57	Independent Director, Chair of Compensation Committee

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating Committee

Ming Hung “Matthew” Lai, Chairman and Director

Mr. Ming Hung “Matthew” Lai (“MH Lai”) is the chairman of our Board. Mr. MH Lai joined Millennium Printing International Limited as manager in August 2013. Mr. MH Lai obtained a Bachelor of Science in Accounting and Bachelor of Science in Business Administration from the University of Southern California in Los Angeles in the United States in December 2008. After being granted the license of certified public accountant by the Washington State Board of Accountancy since February 2012, Mr. MH Lai was admitted as a member of American Institute of the Certified Public Accountants in August 2012 and a chartered global management accountant of the American Institute of Certified Public Accountants in October 2012. Mr. MH Lai was further admitted as a certified public accountant of the Hong Kong Institute of Certified Public Accountants in May 2013. In August 2015, Mr. MH Lai successfully passed the qualifying examination in Lean Six Sigma Black Belt Certificate Programme of Sixsigma Institute. Mr. MH Lai has over 15 years of experience in financial management and accounting operations. Prior to joining our Group, Mr. MH Lai was a senior associate in audit & assurance at PricewaterhouseCoopers Hong Kong from January 2010 to March 2012 and a financial accountant at Nespresso, Division of Nestle H.K. Limited from May 2012 to July 2013.

Ming Yan “Ray” Lai, Chief Executive Officer and Director

Mr. Ming Yan “Ray” Lai (“MY Lai”) is our Director and the chief executive officer. He is primarily responsible for planning and overseeing business operation, project implementation and business development of our Group. Mr. MY Lai graduated from the University of the Arts London with a Bachelor of Arts in Print Media Management in June 2005. Mr. MY Lai has over 19 years of experience in management. Mr. MY Lai joined our Group as an assistant to director of Millennium Printing in October 2007, responsible for the provision of overall support to directors on management over sales and marketing management, finance and production functions. Mr. MY Lai was also responsible to coordinate with internal and external parties on the daily business operation on behalf of the directors. Since March 2015, Mr. MY Lai served as a sales and marketing director of Millennium Printing, responsible for the creation, development and implementation of sales and marketing strategies for the Group and overseeing and driving the creative design, sales and marketing. Mr. MY Lai was also responsible for leading the customer service teams to achieve the Group’s targets. Mr. MY Lai has been a member of the board of directors of the Hong Kong Corrugated Paper Manufacturers’ Association Limited since November 2017. Mr. MY Lai is currently a general committee member of the Hong Kong Business Association Vietnam and the China Business Association Ho Chi Minh City Branch since April 2019 and April 2021, respectively. Mr. MY Lai is a general committee member of the Hong Kong Printers Association since March 2021.

Wing Wai “John” Au, Chief Financial Officer

Mr. Wing Wai “John” Au (“Mr. Au”) has been appointed as the chief financial officer and secretary of our Company, serving for Millennium Printing International Limited since March 2007. He is also one of our authorized representatives. Mr. Au obtained a Bachelor of Economics in July 1993 from Monash University in Australia. He was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants and a fellow of Certified Practicing Accountant Australia in March 2011. Mr. Au is admitted as an associate of the Chartered Institute of Management Accountants and Chartered Global Management Accountant since July 2011. Mr. Au is also a fellow of the Taxation Institute of Hong Kong and a chartered tax adviser (non-practicing) in March 2011 and January 2021, respectively. Mr. Au has over 32 years of experience in financial management including overseeing financial reporting, budget and forecast preparation, liquidity and funding and tax planning of established companies or listed group members. Prior to joining Millennium, he was a finance manager of C.W.T. Textile Supplies Co., Ltd from February 1993 to December 1994 and a financial controller of its joint venture company, Amana Garment International Ltd., a company principally engaged in garment production from February 1993 to December 1994. He was also a financial controller of C.W.T. Garment Ltd. in the interim (assigned from its parent company, C.W.T. Textile Supplies Co., Ltd during the period from January to December 1994). From January 1995 to March 1998, Mr. Au was a senior finance and administration manager of C.T. Enterprises International Company Limited. Mr. Au was a financial controller in the finance division - operation of Magician Industrial Company Limited from August 1998 to April 1999. From December 1999 to August 2000, he was a financial controller of Tianjin MCP Industries Limited. He then worked for Ming Fai Group Holdings Limited, a subsidiary of the now Ming Fai International Holdings Limited, a company listed on the Main Board of the Stock Exchange (stock code: 3828) as a controller - finance & administration from September 2000 to July 2003. Mr. Au was the chief financial officer of CN Innovations Holdings Limited in Hong Kong from September 2003 to February 2007.

Hon Kit Cheng, Independent Director

Mr. Hon Kit Cheng has been our independent director since January 1, 2026. Mr. Cheng has over 15 years of experience in manufacturing operations, logistics, supply chain management and engineering project delivery. He has served as the chief executive officer of Gaam Sing Engineering Limited since 2023. From 2016 to 2023, he served as a senior project officer of Wah Tung Thai Logistics Co Ltd. Earlier in his career, he held positions at Eastern Terminal Limited, AXA Wealth Management, AIA Ltd and Eastern Worldwide Co., Ltd., where he served as a senior project officer. Mr. Cheng obtained a Bachelor of Science (Honours) in Global Supply Chain Management from the Hong Kong Polytechnic University in 2005 and a Master of Science in Library and Information Management from the University of Hong Kong in 2013.

Hon Wai Ku, Independent Director

Mr. Hon Wai Ku has over 27 years of professional experience in accounting and auditing. From November 2020 to December 2022, Mr. Ku served as the chief financial officer and company secretary to Oriental Rise Holdings Limited. Since November 2014, Mr. Ku has been serving as a non-executive director of IT Tech Packaging, Inc (ITP), a public company traded and listed on the New York Stock Exchange. From July 2017 to June 2021, Mr. Ku served as an independent director for XT Energy Group Inc (XTEG), a US OTCQB trading company. From September 2014 to April 2015, Mr. Ku was appointed as the chief financial officer of Borneo Resource Investments Ltd (BRNE). Between July 2007 and October 2013, Mr. Ku was appointed as the chief financial officer of China Marine Food Group Limited (CMFO), which was principally engaged in the business of processing, distribution, and sales of processed seafood products and marine catch. Mr. Ku obtained a bachelor’s degree in Business Administration (Honors) in Finance from the Hong Kong University of Science and Technology in November 1996.

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

6.B. Compensation

Director Compensation

Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive such cash fees as our Board of Directors may determine for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended June 30, 2026, 2025 and 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Fiscal Year	Salary	Bonus	Share Awards	All Other Compensation	Total
		($)	($)	($)	($)	($)
Ming Yan “Ray” Lai	2026	$126,231	$10,635	-	-	$136,867
	2025	$126,134	$10,665	-	-	$136,799
	2024	$121,361	$10,625	-	-	$131,986

Wing Wai “John” Au	2026	$148,310	$12,475	-	-	$160,785
	2025	$148,275	$12,510	-	-	$160,785
	2024	$143,418	$12,122	-	-	$155,540

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

6.C. Board Practices

Board of Directors and Board Committees

Our board of directors consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. We have determined that Hon Kit Cheng, Hon Wai “Marco” Ku, and Hung Leung “Alan” Tsang satisfy the “independence” requirements under Nasdaq Rule 5605.

Neither the Companies Act (As Revised) of the Cayman Islands nor our Amended and Restated Memorandum and Articles of Association requires us to hold an annual general meeting of shareholders, and our directors are not subject to retirement by rotation or to annual re-election. We follow Cayman Islands home country practice in lieu of Nasdaq Listing Rule 5620(a), as described under “Item 16G. Corporate Governance.”

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

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee, and adopted a charter for each of the three committees, effective upon the Company’s listing on the Nasdaq Capital Market. Copies of our committee charters have been posted on our corporate investor relations website.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hon Wai Ku, Hung Leung Tsang and Hon Kit Cheng. Hon Wai Ku is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Hung Leung Tsang, Hon Wai Ku and Hon Kit Cheng. Mr. Hung Leung Tsang is the chair of our compensation committee. The compensation committee is responsible for, among other things:

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

Nominating Committee. Our nominating committee consists of Hon Kit Cheng, Hon Wai Ku and Hung Leung Tsang. Mr. Hon Kit Cheng is the chair of our nominating committee. We have determined that Hon Kit Cheng, Hon Wai Ku and Hung Leung Tsang satisfy the “independence” requirements under Nasdaq Rule 5605. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

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

This insider trading policy was put into place because effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1. Our insider trading policy is included as an exhibit to this annual report. See also “Item 16J. Insider Trading Policies.”

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

6.D. Employees

We had a total of 287 and 379 employees as of June 30, 2026 and 2025, respectively. The following table gives a breakdown of our employees by function:

	2026	2025
Administration and Management	3	3
Engineering	0	7
Research and Development	17	40
Sales and Marketing	31	38
Business Operations	236	291
Total	287	379

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

The calculations in the table below are based on 11,250,000 ordinary shares issued and outstanding as of the date hereof.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage Ownership
Directors, Director Nominees and Named Executive Officers:
Ming Hung “Matthew” Lai [1]	10,000,000	88.89%
Ming Yan “Ray” Lai	0	0%
Wing Wai “John” Au	0	0%
Hon Kit Cheng	0	0%
Hon Wai Ku	0	0%
Hung Leung “Alan” Tsang	0	0%
All directors, director nominees and executive officers as a group (6 persons)	10,000,000	88.89%
5% or Greater Shareholders:
YC 1926 (BVI) Limited [1]	10,000,000	88.89%

(1)	YC 1926 (BVI) Limited has six shareholders, each holding an even percentage of shares of the entity. Through a BVI entity, Yau Fai Lai holds 833 shares or 16.67% of the ownership in YC 1926 (BVI) Limited. The shareholders agreed to vote in concert in the shareholder meetings; and during the period commencing on the date of incorporation and ended on April 4, 2026, the third anniversary of the date of listing of the Company on Nasdaq, if the shareholders were unable to reach a unanimous consent, a decision made by more than 50% of the voting rights of the parties would be deemed a decision unanimously passed by all parties and would be binding on all parties; in the event there is a tie-breaker, the shareholders of YC 1926 (BVI) Limited agreed to appoint Ming Hung “Matthew” Lai, the chairman of the entity, to serve as their proxy to exercise the voting rights on their behalf.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.” The company’s major shareholders do not have different voting rights than the other shareholders.

7.B. Related Party Transactions

Other Related Party Transactions

Related Party Balances and Transactions

Yee Cheong (1926) Enterprise Company Limited (“YC”) is under common ultimate beneficial ownership with the Company’s controlling shareholder, YC 1926 (BVI) Limited, through members of the Lai family. YC is a separate legal entity outside the consolidated Group.

(a) Amounts due to related parties

Related party balances as of June 30, 2026 and 2025 were as follows (US$):

	2026	2025
Amounts due to YC - current	742,425	-
Amounts due to YC - non-current	1,098,988	-
Total amounts due to YC, net	1,841,413	-

The balances above are net carrying amounts after deduction of unamortized loan discounts of US$249,940 as of June 30, 2026. The initial loan discounts credited to additional paid-in capital are described below.

(b) Related Party Transactions during the year

The following table presents related party operating and financing transactions for the years ended June 30, 2026, 2025 and 2024:

Related party	Relationship	Nature	Description	2026	2025	2024
				US$	US$	US$
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common control by the shareholders	Trade nature	Rental expenses incurred by the Company	-	-	(659,678)
Kunshan Chuangke Printing Products Co., Ltd	Common control by the shareholders	Trade nature	Equipment and vehicle purchases by the Company	-	(53,805)	-
Kunshan Chuangke High Level Paper Products Co., Ltd	Common control by the shareholders	Trade nature	Equipment purchases by the Company	-	(845)	-
YC	Common ultimate beneficial ownership	Financing	Interest expense on YC loans entered into in April 2026	(32,121)	-	-
YC	Common ultimate beneficial ownership	Loan	The related-party transaction amount for the period is presented net of the discount	1,841,413	-	-

The YC loan agreements were entered into in April 2026. The initial discounts credited to additional paid-in capital are non-cash and do not represent additional loan proceeds. Initial contractual principal amounts and borrowing terms are set out below.

(c) Borrowing transactions and terms

In April 2026, Millennium Holdings International Limited entered into two unsecured loan agreements with YC for initial contractual principal amounts of HKD11,700,000 and US$600,000, respectively. The terms were as follows:

Initial contractual principal	Contractual interest rate	Contractual maturity
HKD11,700,000	2.83%	April 8, 2034
US$600,000	Nil	March 31, 2027

Under a supplemental disbursement arrangement, King Health Holdings Limited paid US$600,000 on behalf of YC to Yee Woo Paper Investment International Limited on behalf of the borrower. The loans were initially recognized at present value, with aggregate initial discounts of US$272,398 recorded as a direct deduction from the loan liabilities and a deemed capital contribution in additional paid-in capital. The discounts are amortized to interest expense over the loan terms using the effective interest method. The discount rates used for the HKD and U.S. dollar loans were 7.67% and 7.90%, respectively. The HKD11,700,000 loan requires repayment of principal and interest in monthly installments.

See Note 19 for subsequent disposal arrangements and settlement of the loans.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

From time to time, we may become a party to legal or administrative proceedings arising in the ordinary course of business. We are not currently a party to any legal or administrative proceeding that we believe would have a material adverse effect on our business, financial condition or results of operations. See also “Item 6. Directors, Senior Management and Employees, Involvement in Certain Legal Proceedings.”

Dividend Policy

On September 1, 2020, Yee Woo Shenzhen, a China-based subsidiary, declared dividend in the amount of US$9.3 million, with dividend withholding tax provision approximately US$0.4 million, to its then 100% shareholder YWPPC, a Hong Kong subsidiary, which was considered as intragroup transaction when declared. YWPPC departed from the group on December 31, 2020 and since then YWPPC was de-recognized from the Group resulting in a dividend payable US$8.4 million, net of dividend withholding tax provision of US$0.4 million, to the Controlling Shareholders. At year end, the dividend payable to the Controlling Shareholders US$8.4 million was waived by the Controlling Shareholders and such waiver of amounts payable to shareholders was capitalized as additional paid-in capital in the financial statements for the year ended June 30, 2021.

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

Other than these two recapitalization exercises, there have been no other transfers, dividends, or distributions made between the holding company and its subsidiaries, or to investors, and that neither we nor our subsidiaries have declared dividends for the years ended June 30, 2026 and 2025 and up to the date of this annual report. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

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

8.B. Significant Changes

Except as disclosed below and elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

On August 27, 2026, Millennium Strategic International Limited, our subsidiary, agreed to sell all of the issued shares of Millennium Printing, which primarily held land and buildings, to Yee Cheong, a related party, for HK$14,800,000 in cash, and entered into a related deed under which our loans from Yee Cheong of HK$11,700,000 and US$600,000 were discharged by set-off on completion. The disposal was completed August 28, 2026. The first installment of HK$14,471,348 of the cash settlement sum was received on September 14, 2026, and the remaining HK$4,578,456 is due within six months after completion. See “Item 4. Information on the Company, 4.A. History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions, 7.B. Related Party Transactions.”

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 11, 2021, with an authorized share capital of HK$380,000 divided into 38,000,000 shares of HK$0.01 each. On the date of incorporation, 2,520 shares were allotted and issued to YC 1926 (BVI) Limited for US$3.00. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On December 31, 2021, the Company’s authorized share capital increased to US$500,000 divided into 500,000,000 shares of par value of US$0.001 each; and the number of ordinary shares outstanding and issued in the Company is increased to 5,000 Shares at par value of US$0.001 each for US$5.00 which are owned by the controlling shareholder. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On January 19, 2022, 900,000 Shares be issued and allotted at par value of US$0.001 each for US$900 such that the number of Shares held by YC 1926 (BVI) Limited is increased to 905,000 Shares. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On January 28, 2022, the Company issued 9,095,000 ordinary shares to YC 1926 (BVI) Limited at par value of US$0.001 each for US$9,095. After the transaction, the Company had 10,000,000 shares issued and outstanding. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On April 11, 2022, the Company issued 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value of US$0.001 each for US$10,000. After the transaction, the Company had 20,000,000 ordinary shares issued and outstanding. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

On October 12, 2022, the Company issued 10,000,000 ordinary shares to YC 1926 (BVI) Limited at par value of US$0.001 each for US$10,000. After the transaction, the Company had 30,000,000 ordinary shares issued and outstanding. On October 12, 2022, every two issued and unissued shares of US$0.001 par value each was consolidated into one share with US$0.002 par value each and the Company’s authorized share capital become US$500,000 divided into 250,000,000 ordinary shares of US$0.002 par value each. As a result, the Company had 15,000,000 ordinary shares issued and outstanding. On March 2, 2023, YC 1926 (BVI) Limited surrendered 5,000,000 ordinary shares to the Company for no consideration and 5,000,000 ordinary shares were cancelled. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

As of June 30, 2026, our authorized share capital was US$500,000 divided into 250,000,000 ordinary shares of par value US$0.002 each, of which 11,250,000 ordinary shares were issued and outstanding. We did not issue or repurchase any ordinary shares during the fiscal year ended June 30, 2026.

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

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Our Second Amended and Restated Memorandum and Articles of Association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account. Holders of Ordinary Shares will be entitled to the same amount of dividends, if declared.

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

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Second Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

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

A corporation that is a shareholder shall be deemed for the purpose of our Second Amended and Restated Memorandum and Articles of Association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. The Companies Act and our Second Amended and Restated Memorandum and Articles of Association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our Second Amended and Restated Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our Second Amended and Restated Memorandum and Articles of Association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

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

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information, 10.H. Documents on display.”

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Second Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Second Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

10.C. Material contracts

Other than as described below and elsewhere in this annual report, we have not entered into any material contracts other than in the ordinary course of business during the two years immediately preceding the date of this annual report.

Loan Agreement dated April 1, 2026, between Yee Cheong, as lender, and Millennium HK, as borrower, for an interest free loan of US$600,000 with a term ending March 31, 2027. Yee Cheong is owned by the same six individuals who ultimately own YC 1926 (BVI) Limited, our controlling shareholder. Under the Deed described below, this loan was discharged by set off on completion of the sale of Millennium Printing International Limited on August 28, 2026.

Loan Agreement dated April 9, 2026, between Yee Cheong, as lender, and Millennium HK, as borrower, for a loan of HK$11,700,000 (approximately US$1,493,300) from April 9, 2026 to April 8, 2034, bearing interest at 2.83% per annum payable monthly in arrears and repayable in monthly installments of principal and interest. The loan is unsecured, may be prepaid on five business days’ notice, and is for working capital and general corporate purposes. Under the Deed described below, this loan was discharged by set off on completion of the sale of Millennium Printing International Limited on August 28, 2026.

Share Purchase Agreement dated August 27, 2026, between Millennium Strategic, as seller, and Yee Cheong, as purchaser, for the sale of 10,000 shares, representing all of the issued shares of Millennium Printing International Limited, for HK$14,800,000 (approximately US$1,887,177). Completion is to occur within seven business days after signing or on another agreed date, subject to conditions including corporate, regulatory and Nasdaq approvals and, if required, shareholder approval. The agreement is governed by Hong Kong law with disputes referred to arbitration at the Hong Kong International Arbitration Centre. The transaction was reviewed and recommended by our audit committee and approved by our disinterested directors. Completion occurred on August 28, 2026.

Deed of Debt Assumption, Set off and Release dated August 27, 2026, between Yee Cheong and Millennium Strategic, with the consent of Millennium HK, under which Millennium Strategic releases Millennium Printing International Limited from intercompany liabilities of HK$35,429,804 and Yee Cheong pays Millennium Strategic a settlement sum of HK$35,429,804, satisfied (i) as to HK$16,380,000 by set off against the two loans described above (the US$600,000 loan converted at HK$4,680,000), which loans are discharged on set off, and (ii) as to HK$19,049,804 in cash, of which HK$14,471,348 is payable within one month after completion and HK$4,578,456 within six months after completion. The first installment of HK$14,471,348 was received on September 14, 2026.

For further information, see “Item 4. Information on the Company, 4.A. History and Development of the Company, Recent Developments” and “Item 7. Major Shareholders and Related Party Transactions, 7.B. Related Party Transactions.”

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

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the changes to our corporate structure.

10.E. Taxation

The following sets forth the material Cayman Islands, Hong Kong, Chinese, Vietnamese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Generally

Millennium is a Cayman Islands company limited by shares and subject to Cayman Islands Laws. Millennium HK, Millennium Investment International Limited, Millennium Packaging Group International Limited, Millennium Strategic, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited and Yee Woo Paper Packaging (HK) Company Limited are subject to Hong Kong laws. Huizhou Yimeinuo Industry Co., Ltd., Millennium (Huizhou) Technology Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium Shenzhen and Putian Xiqi Branding Strategy Co., Ltd. are subject to PRC laws. MPG Global Company Limited, Yee Woo Vietnam Paper Products Company Limited and Millennium Printing and Packaging Technology (Vietnam) Co. Ltd are subject to Vietnamese laws. MPG Global Investment PTE. LTD and MPG Creative Solution (SG) PTE. LTD are subject to Singapore laws. PT Millennium Investment Indonesia and PT Millennium Printing and Packaging Technology are subject to Indonesian laws.

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

Our Ordinary Shares are listed on Nasdaq Capital Market and qualify as readily tradable on an established securities market in the United States. Based on our audited financial statements, the manner in which we conduct our business and relevant market data, we do not believe that we were a PFIC for U.S federal income tax purpose for our taxable year ended June 30, 2026. In addition, based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to be a PFIC for our current taxable year or in the foreseeable future.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “People’s Republic of China Taxation” above), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the PRC for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our Ordinary Shares would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our Ordinary Shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

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

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we were a PFIC in our taxable year ended June 30, 2026, and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, it is possible that we may become a PFIC in the current or a future year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets, including any cash proceeds from the sale of Millennium Printing International Limited and any future offerings. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

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

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended June 30, 2026, 2025 and 2024.

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

United States Federal Income Taxation

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) cash we hold, including cash raised in our offerings and received from asset sales, will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our taxable year ended June 30, 2026, and we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold.

Accordingly, fluctuations in the market price of the ordinary share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our cash. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to your ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary share, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary share will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income earned in the current taxable year; and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate on ordinary income in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary share cannot be treated as capital, even if you hold the ordinary share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on Our Ordinary Shares” generally would not apply.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary share. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes. U.S. shareholders may make a purging election and make a simultaneous qualified electing fund (QEF) election if the foreign corporation remains a PFIC at the time of the purging election.

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

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. The SEC also maintains a web site at https://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. We also make our annual reports and other SEC filings available on our investor relations website at https://investors.millennium-gp.com/. Information on our website is not incorporated by reference into this annual report.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

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

As of June 30, 2026, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2026, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate ICFR. We assessed the effectiveness of the Company’s ICFR as of June 30, 2026. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of June 30, 2026, we did not maintain effective ICFR due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with U.S.-GAAP experience

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s ICFR, the Company plans to put design, implement, and test ICFR. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

●	Hire additional personnel with experience in US GAAP financial reporting and control procedures.

Despite the material weaknesses and deficiencies reported above, our management believes that our CFS included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

(c)	Attestation report of the registered public accounting firm.

This annual report does not include an attestation report of our registered public accounting firm on our ICFR because we are an emerging growth company and a non-accelerated filer.

(d)	Changes in internal control over financial reporting.

There were no changes in our ICFR that occurred during the fiscal year ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our ICFR.

Item 16.

[Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors determined that Hon Wai Ku qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

ITEM 16B. CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. Our Code of Business Conduct and Ethics was filed as Exhibit 14.1 to our registration statement on Form F-1 filed on October 28, 2022 and is incorporated by reference as Exhibit 11.1 to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://www.millennium-gp.com/.

During the fiscal year ended June 30, 2026, we did not amend or grant any waiver, including an implicit waiver, from any provision of our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Edward Associate CPA PLLC (“Edward Associate”) was appointed by the Company, effective February 13, 2026, to serve as its independent registered public accounting firm to audit the Company’s CFS for the fiscal year ended June 30, 2026. Wei, Wei & Co., LLP (“Wei Wei”) served as the Company’s independent registered public accounting firm for the fiscal years ended June 30, 2025 and 2024, and was dismissed effective February 13, 2026. See “Item 16F. Change in Registrant’s Certifying Accountant.”

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

The aggregate audit fees of Edward Associate for the fiscal year ended June 30, 2026 were US$140,000. The aggregate audit fees of Wei Wei for the fiscal year ended June 30, 2025 were US$230,000.

Audit-Related Fees

There were no audit-related service fees incurred from Edward Associate or Wei Wei for the fiscal years ended June 30, 2026 or 2025.

Tax Fees

There were no tax service fees incurred from Edward Associate or Wei Wei for the fiscal years ended June 30, 2026 or 2025.

All Other Fees

There were no other service fees incurred from Edward Associate or Wei Wei for the fiscal years ended June 30, 2026 or 2025.

Audit Committee Pre-Approval Policies

The engagement of Edward Associate and Wei Wei by the Company to render audit or non-audit services was approved and ratified by the Company’s audit committee. All services rendered by Edward Associate and Wei Wei have been approved and ratified.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended June 30, 2026.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective on February 13, 2026, the Company dismissed its independent registered public accounting firm, Wei Wei, which was approved and ratified by the Company’s Board of Directors and the Audit Committee on February 13, 2026.

The reports of Wei Wei on the Company’s CFS for the fiscal years ended June 30, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

The decision to change the Company’s independent registered public accounting firm was recommended and approved by the Audit Committee and the Board of Directors of the Company.

During the Company’s fiscal years ended June 30, 2025 and 2024, and through February 13, 2026, the effective date of dismissal: (a) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) with Wei Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Wei Wei, would have caused Wei Wei to make reference thereto in its reports on the consolidated financial statements for such periods; and (b) there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), as described in Item 16F of Form 20-F.

The Company provided Wei Wei with a copy of its report on Form 6-K furnished on February 13, 2026 and requested that Wei Wei furnish a letter addressed to the SEC stating whether it agrees with the statements therein. A copy of Wei Wei’s letter dated February 13, 2026 is incorporated by reference as Exhibit 16.1 to this annual report.

On February 13, 2026, the Audit Committee and the Board of Directors of the Company approved and ratified the engagement of Edward Associate as the Company’s new independent registered public accounting firm to audit and review the Company’s consolidated financial statements, effective February 13, 2026.

During the Company’s two most recent fiscal years ended June 30, 2025 and 2024, and through February 13, 2026, neither the Company, nor anyone on its behalf, consulted with Edward Associate regarding: (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided or oral advice was provided by Edward Associate that Edward Associate concluded was an important factor considered by the Company in reaching a decision regarding the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

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

On June 22, 2026, we obtained a written statement from our Cayman Islands counsel, Ogier, pursuant to Nasdaq Listing Rule 5615(a)(3)(A), confirming that our practice of following Cayman Islands home country practice in lieu of certain Nasdaq corporate governance requirements is not prohibited under Cayman Islands law. Although we are permitted to rely on those home country practice exemptions, we currently comply with certain Nasdaq corporate governance requirements, including Nasdaq Listing Rule 5605(b)(1), which requires that a majority of the board of directors be independent directors; Nasdaq Listing Rule 5605(c), relating to audit committee composition and independence requirements; Nasdaq Listing Rule 5605(d), relating to compensation committee composition and responsibilities; Nasdaq Listing Rule 5605(e), relating to the nomination of directors; Nasdaq Listing Rule 5620(c), relating to quorum requirements for shareholder meetings; and Nasdaq Listing Rule 5630(a), relating to the review and oversight of related party transactions by an independent body of the board of directors. In addition, our audit committee complies with Rule 10A-3 under the Exchange Act. We remain subject in any event to Nasdaq Listing Rule 5625, relating to notification of noncompliance, Nasdaq Listing Rule 5640, relating to voting rights, and Nasdaq Listing Rule 5605(c)(3), and our audit committee members meet the independence requirements of Nasdaq Listing Rule 5605(c)(2)(A)(ii).

We currently follow and intend to continue to follow Cayman Islands practice in lieu of the following Nasdaq corporate governance requirements: (i) Nasdaq Listing Rule 5605(b)(2), which requires regularly scheduled meetings at which only independent directors are present; (ii) Nasdaq Listing Rule 5620(a), which requires a listed company to hold an annual meeting of shareholders within one year after the end of each fiscal year, as neither the Companies Act (As Revised) of the Cayman Islands nor our Amended and Restated Memorandum and Articles of Association requires us to hold an annual general meeting of shareholders, and we did not hold an annual general meeting of shareholders during the fiscal year ended June 30, 2026; (iii) Nasdaq Listing Rule 5620(b), relating to proxy solicitation and proxy statements for shareholder meetings; (iv) Nasdaq Listing Rule 5635(a), relating to shareholder approval requirements for certain issuances in connection with acquisitions of the stock or assets of another company; (v) Nasdaq Listing Rule 5635(b), relating to shareholder approval requirements for issuances resulting in a change of control; (vi) Nasdaq Listing Rule 5635(c), relating to shareholder approval requirements for equity compensation plans and any material amendments to such plans; and (vii) Nasdaq Listing Rule 5635(d), relating to shareholder approval requirements for certain issuances of 20% or more of our outstanding Ordinary Shares or voting power at a price less than the applicable minimum price. In the future, we may rely on other home country practice exemptions available to foreign private issuers under the Nasdaq Rule 5600 Series and Nasdaq Listing Rule 5250(d). To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

See the risk factor under “Item 3.D. Risk Factors” captioned “As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq Capital Market listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable. During the fiscal year ended June 30, 2026, we were not identified by the SEC as a “Commission-Identified Issuer” under the Holding Foreign Companies Accountable Act. Our current auditor, Edward Associate, is headquartered in Syosset, New York, and our former auditor, Wei Wei, is headquartered in Flushing, New York; each is subject to inspection by the PCAOB.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Company (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our Company. A copy of our insider trading policy was filed as Exhibit 11.2 to our annual report on Form 20-F filed on October 30, 2023 and is incorporated by reference as Exhibit 11.2 to this annual report.

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

ITEM 16K. CYBERSECURITY

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We asses and manage our cybersecurity risks through our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

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

During the fiscal year ended June 30, 2026, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association, filed as Exhibit 3.1 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
2.1	Description of Securities, filed as Exhibit 2.2 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.1	Director Offer Letter to Ming Hung Lai, filed as exhibit 10.1 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.2	Employment Agreement with Ming Yan Lai, filed as exhibit 10.2 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.3	Employment Agreement with Wing Wai “John” Au, filed as exhibit 10.3 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
4.4	Director Offer Letter to Hok Han “Henry” Ko, filed as exhibit 4.5 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.5	Director Offer Letter to Hon Wai “Marco” Ku, filed as exhibit 4.6 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.6	Director Offer Letter to Hung Leung “Alan” Tsang, filed as exhibit 4.7 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
4.7	Sample Purchase Order, filed as exhibit 10.5 to the F-1 filed on October 28, 2022 and incorporated by reference herein
4.8	Loan Agreement dated April 9, 2026 between Yee Cheong (1926) Enterprise Company Limited and Millennium Holdings International Limited, filed as Exhibit 10.1 to the Form 6-K furnished on April 9, 2026 and incorporated by reference herein
4.9	Share Purchase Agreement dated August 27, 2026 between Millennium Strategic International Limited and Yee Cheong (1926) Enterprise Company Limited, filed as Exhibit 10.1 to the Form 6-K furnished on September 1, 2026 and incorporated by reference herein
4.10	Deed of Debt Assumption, Set-off and Release dated August 27, 2026, filed as Exhibit 10.2 to the Form 6-K furnished on September 1, 2026 and incorporated by reference herein
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant, filed as exhibit 14.1 to Form F-1 filed on October 28, 2022 and incorporated by reference herein
11.2	Insider Trading Policy, filed as Exhibit 11.2 to Form 20-F filed on October 30, 2023 and incorporated by reference herein
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)
13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
16.1	Letter of Wei, Wei & Co., LLP dated February 13, 2026, filed as Exhibit 16.1 to the Form 6-K furnished on February 13, 2026 and incorporated by reference herein
97.1	Compensation Recovery Policy, filed as exhibit 97.1 to Form 20-F filed on October 30, 2024 and incorporated by reference herein.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Millennium Group International Holdings Limited

By:	/s/ Ming Hung Lai Matthew
Name:	Ming Hung Lai Matthew
Title:	Chairman and Director

Date: 29 October, 2026

Millennium Group International Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Millennium Group International Holdings Limited.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Millennium Group International Holdings Limited and subsidiaries (the “Company”) as of June 30, 2026, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Edward Associate CPA PLLC

We have served as the Company’s auditor since 2026.

Syosset, New York

October 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Millennium Group International Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Millennium Group International Holdings Limited and Subsidiaries (the “Company”) as of June 30, 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

October 28, 2025

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND 2025

	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$5,612,562	$10,689,219
Restricted cash	4,697	87,842
Accounts receivable, net	5,212,415	7,100,656
Prepayments, other receivables and other current assets	2,283,177	1,391,295
Inventories, net	1,582,622	1,538,816
Total current assets	14,695,473	20,807,828
Non-current assets:
Property, plant and equipment, net	7,548,860	7,447,205
Right-of-use assets, net	3,446,084	3,177,674
Intangible asset, net	39,279	100,667
Deferred tax assets, net	185,789	165,983
Other non-current assets	4,506,992	4,547,727
Total non-current assets	15,727,004	15,439,256
Total Assets	$30,422,477	$36,247,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$3,438,169	$3,580,584
Other payables and accrued liabilities	1,347,127	1,024,301
Lease obligation – current	413,453	223,543
Bank borrowings – current	3,968,928	6,108,552
Tax payable	152,027	212,801
Amounts due to related parties – current	742,425	-
Total current liabilities	10,062,129	11,149,781

Non-current liabilities:
Lease obligation – non-current	230,506	187,355
Bank borrowings – non-current	31,669	-
Amounts due to related parties – non-current	1,098,988	-
Deferred tax liabilities	133,973	-
Total non-current liabilities	1,495,136	187,355
Total liabilities	11,557,265	11,337,136

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.002 par value per share, 250,000,000 shares authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,633,547	34,361,149
Statutory reserves	1,049,119	1,049,119
Accumulated other comprehensive loss	(2,958,748)	(3,708,980)
Accumulated deficit	(13,902,593)	(6,813,840)
Total equity attributable to shareholders of the Company	18,843,825	24,909,948
Non-controlling interests	21,387	-
Total shareholders’ equity	18,865,212	24,909,948
Total liabilities and shareholders’ equity	$30,422,477	$36,247,084

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30, 2026, 2025 and 2024

	2026	2025	2024

Revenues	$20,339,679	$25,334,149	$38,530,773
Cost of revenues	(18,700,263)	(20,649,031)	(30,226,192)
Gross Profit	1,639,416	4,685,118	8,304,581

Operating expenses:
Selling and marketing	(2,080,042)	(3,334,120)	(5,651,505)
General and administrative	(6,947,275)	(7,365,859)	(9,581,030)
Total operating expenses	(9,027,317)	(10,699,979)	(15,232,535)

Loss from operations	(7,387,901)	(6,014,861)	(6,927,954)

Other income (loss):
Other income	588,305	670,963	49,163
Other income (expenses), net	197,590	(323,983)	(725,374)
Interest expense	(241,545)	(354,412)	(958,935)
Total other (loss) income, net	544,350	(7,432)	(1,635,146)

Loss before income tax expense	(6,843,551)	(6,022,293)	(8,563,100)
Income tax (expense)	(246,815)	(293,092)	(206,944)

Net loss	$(7,090,366)	$(6,315,385)	$(8,770,044)
Net loss attributable to shareholders of the Company	$(7,088,753)	$(6,315,385)	$(8,770,044)
Net loss attributable to non-controlling interests	$(1,613)	$-	$-

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$750,232	$179,290	$(102,715)

Total Comprehensive Loss	$(6,340,134)	$(6,136,095)	$(8,872,759)
Comprehensive loss attributable to shareholders of the Company	$(6,338,521)	$(6,136,095)	$(8,872,759)
Comprehensive loss attributable to non-controlling interests	$(1,613)	$-	$-

Net (loss) per share attributable to ordinary shareholders - basic and diluted	(0.63)	(0.56)	(0.78)
Weighted average number of ordinary shares used in computing net (loss) per share - basic and diluted	11,250,000	11,250,000	11,250,000

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2026, 2025 and 2024

	Ordinary Shares		Additional			Retained
	No. of shares	Amount	paid-in capital	Statutory reserves	Accumulated OCI	earnings (deficit)	NCI	Total equity
		$	$	$	$	$	$	$
Balance as of June 30, 2023	11,250,000	22,500	34,361,149	1,049,119	(3,785,555)	8,271,589	-	39,918,802
Foreign currency translation adjustment	-	-	-	-	(102,715)	-	-	(102,715)
Net loss	-	-	-	-	-	(8,770,044)	-	(8,770,044)
Balance As of June 30, 2024	11,250,000	22,500	34,361,149	1,049,119	(3,888,270)	(498,455)	-	31,046,043
Foreign currency translation adjustment	-	-	-	-	179,290	-	-	179,290
Net loss	-	-	-	-	-	(6,315,385)	-	(6,315,385)
Balance as of June 30, 2025	11,250,000	22,500	34,361,149	1,049,119	(3,708,980)	(6,813,840)	-	24,909,948
Deemed capital contribution arising from related-party loan discounts	-	-	272,398	-	-	-	-	272,398
Foreign currency translation adjustment	-	-	-	-	750,232	-	-	750,232
Net loss	-	-	-	-	-	(7,088,753)	(1,613)	(7,090,366)
Contributions from non-controlling shareholders	-	-	-	-	-	-	23,000	23,000
Balance as of June 30, 2026	11,250,000	22,500	34,633,547	1,049,119	(2,958,748)	(13,902,593)	21,387	18,865,212

OCI = other comprehensive income; NCI = non-controlling interests.

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2026, 2025 and 2024

	2026	2025	2024
Cash Flows from Operating Activities:
Net loss	$(7,090,366)	$(6,315,385)	$(8,770,044)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,141,881	980,202	1,398,862
Impairment of inventories	170,624	24,116	564,020
Provision for bad debts (reversal of provision)	(217,120)	195,958	157,765
Impairment of PPE	19,370	128,017	-
Loss (gain) on disposal of property, plant and equipment	(22,490)	305,523	(88,241)
Non-cash interest expense	25,648	-	-
Changes in operating assets and liabilities:
Deferred tax assets	(17,136)	166,073	67,808
Accounts receivable	2,309,217	2,240,000	688,284
Prepayments, other receivables and other assets	(802,343)	(283,604)	(58,196)
Inventories	(155,995)	2,189,216	1,284,158
Prepaid tax	8,707	160,504	(264,989)
Right-of-use assets	(159,990)	312,426	(419,957)
Lease obligation	235,657	(255,814)	501,745
Accounts payable	(281,208)	(99,359)	250,488
Other payables and accrued liabilities	280,269	(1,624,132)	1,248,316
Tax payable	(70,079)	211,520	(6,352)
Deferred tax liabilities	134,077	-	-
Related party balances – trade nature	-	(54,650)	(659,678)
Net Cash Used in Operating Activities	(4,491,277)	(1,719,389)	(4,106,011)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(1,494,369)	(2,023,740)	(2,376,967)
Prepayment of land cost	-	183,460	-
Proceeds from disposal of property, plant and equipment	428,161	289,170	162,902
Purchase of intangible assets	(25,512)	(3,194)	(29,458)
Net Cash Used in Investing Activities	(1,091,720)	(1,554,304)	(2,243,523)

Cash Flows from Financing Activities:
Proceeds from related-party loans	2,091,551	-	-
Repayment of bank borrowings	(8,370,715)	(10,962,402)	(22,049,203)
Proceeds from bank borrowings	6,248,462	11,522,309	14,188,856
Contributions from non-controlling shareholders	23,000	-	-
Net Cash Provided by (Used in) Financing Activities	(7,702)	559,907	(7,860,347)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	430,897	144,263	(20,158)

Net Decrease in Cash, Cash Equivalents and Restricted Cash	(5,159,802)	(2,569,523)	(14,230,038)

Cash, Cash Equivalents and Restricted Cash - Beginning of Year	10,777,061	13,346,584	27,576,622

Cash, Cash Equivalents and Restricted Cash - End of Year	$5,617,259	$10,777,061	$13,346,584

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	(216,120)	(344,757)	(850,614)
Cash returned (paid) for income taxes	(130,140)	97,428	(593,569)

Supplemental significant non-cash financing activities:
Deemed capital contribution arising from related-party loan discounts	272,398	-	-

See accompanying notes to consolidated financial statements.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

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

As of June 30, 2026, the Company’s subsidiaries are detailed in the table as follows:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership	Principal
Name	or Establishment	or Establishment	(directly/indirectly)	Activities
Subsidiary:
Millennium Investment International Limited	September 13, 2019	HK	100%	Investment holding
Millennium Printing (Shenzhen) Co., Ltd	December 3, 2007	The PRC	100%	Investment holding and Manufacturing of paper-based packaging
Putian Xiqi Branding Strategy Co., Ltd	September 30, 2017	The PRC	100%	Trading of paper-based packaging
Millennium Packaging Technology (Huizhou) Co., Ltd.	March 6, 2020	The PRC	100%	Dormant
Millennium (Huizhou) Technology Co., Ltd.	January 19, 2020	The PRC	100%	Property holding
Huizhou Yimeinuo Industry Co., Ltd.	April 7, 2017	The PRC	100%	Property holding
Millennium Strategic International Limited	November 13, 2019	HK	100%	Investment holding
Wah Tong Investment International Limited	October 18, 2019	HK	100%	Dormant
Yee Woo Paper Investment International Limited	November 5, 2019	HK	100%	Dormant
Millennium Printing International Limited	May 12, 2000	HK	100%	Trading of paper based packaging
Millennium Packaging Group International Limited	August 13, 2003	HK	100%	Investment holding and trading
Millennium Printing International Technology Limited (The previous name was Yee Woo Paper Packaging (HK) Company Limited)	December 13, 2018	HK	100%	Trading of paper-based packaging
MPG Global Company Limited	March 9, 2018	Vietnam	100%	Trading of paper-based packaging
Millennium Group Investment (BVI) Limited	May 20. 2021	BVI	100%	Investment holding
Millennium Holdings International Limited	September 23, 2019	HK	100%	Investment holding
Yee Woo Vietnam Paper Products Company Limited	August 3, 2022	Vietnam	100%	Dormant
Millennium Printing and Packaging Technology (Vietnam) Co. Ltd	June 4, 2024	Vietnam	100%	Manufacturing of paper-based packaging
MPG Global Investment PTE.LTD	September 10, 2024	Singapore	100%	Investment holding
MPG Creative Solution (SG) PTE. LTD	March 10, 2025	Singapore	80%	Dormant
PT Millennium Investment Indonesia	April 23, 2025	Indonesia	100%	Investment holding
PT Millennium Printing and Packaging Technology	June 26, 2025	Indonesia	100%	Dormant

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

(2) Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements (“CFS”) of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation. Noncontrolling interests represent the equity interests in consolidated subsidiaries that are not attributable to the Company. Net loss and comprehensive loss are attributed to the Company and noncontrolling interests based on their respective ownership interests.

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

Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (the “HK$”), its Vietnam subsidiaries is the Vietnamese dong (the “VND”), its Singapore subsidiaries is the Singapore dollar (the “S$”), its Indonesia subsidiaries is the Indonesian rupiah (the “IDR”) and its PRC subsidiaries is the Renminbi (the “RMB”). Results of operations and cash flows are translated at the average exchange rates during the year, and assets and liabilities are translated at the exchange rate at the end of the year. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation of amounts from the functional currencies into US$ was made at the following exchange rates:

	2026	2025	2024
Balance sheet items, except for equity accounts (as of June 30):
HK$ to US$1	7.84	7.85	7.81
RMB to US$1	6.79	7.17	7.27
VND to US$1	26,311	26,103	25,455
SGD to US$1	1.29	1.27	-
IDR to US$1	17,910	-	-
Statement of operations and cash flow items (average for the years ended June 30):
HK$ to US$1	7.81	7.79	7.82
RMB to US$1	7.00	7.21	7.21
VND to US$1	26,279	25,420	24,548
SGD to US$1	1.28	1.33	-
IDR to US$1	16,854	-	-

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

Cash and cash equivalents

Cash and cash equivalents are cash on hand and time deposits, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Cash balances that are restricted as to withdrawal or use or pledged as security are reported separately as restricted cash. Restricted cash was US$4,697 and US$87,842 as of June 30, 2026 and 2025, respectively. The balance as of June 30, 2025 was a bank deposit frozen in connection with a litigation proceeding.

In August 2025, the Company reached a settlement with the counterparty and paid the settlement in full, upon which the restriction on the bank deposit was lifted.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

Inventories, net

Inventories consist principally of raw materials, work-in-progress and finished goods, and are stated at the lower of cost (average cost method) or net realizable value. Cost of inventories includes labor, raw materials, and allocated overhead.

Intangible asset, net

Intangible assets consist of acquired computer software and purchased patent rights and are stated at cost less accumulated amortization and any impairment losses. The intangible assets are amortized on a straight-line basis over their estimated useful lives of five years. Intangible assets, net were US$39,279 and US$100,667 as of June 30, 2026 and 2025, respectively.

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

JUNE 30, 2026, 2025

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

Leases

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The leases in the Group are accounted for as operating leases and finance leases.

We determine if an arrangement is a lease at inception. On our consolidated balance sheets, operating and finance lease right-of-use assets are included in right-of-use assets, net, and the related liabilities are included in lease obligations, current and non-current. The operating and finance lease components are presented separately in Note 8.

ROU assets are our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. For operating leases, a single lease cost is recognized on a straight-line basis over the lease term. For finance leases, which consist of leases of motor vehicles, the ROU assets are amortized on a straight-line basis over the shorter of the lease term and the useful life of the underlying assets, and interest expense on the lease liabilities is recognized using the effective interest method.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

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

As of June 30, 2026, the Company held land use rights through Huizhou Yimeinuo Industry Co., Ltd. for the construction of a factory. These land use rights are amortized over the remaining contractual lease term through April 25, 2054.

Other non-current assets

Other non-current assets were US$4,506,992 and US$4,547,727 as of June 30, 2026 and 2025, respectively, comprising prepayments for land use rights in Vietnam of US$3,744,662 and US$3,758,467, prepayments for equipment of US$762,330 and US$753,292, and prepaid professional expenses of nil and US$35,968, respectively.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

Employee Benefit Plan

Full time employees of the PRC entities participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, housing provident fund and other welfare benefits are provided to employees.

Qualified employees of the Hong Kong entities participate in Mandatory Provident Fund and company’s medical insurance plan. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,851.

Employees of the Vietnam entities participate in the compulsory social insurance, health insurance and unemployment insurance schemes administered by the Vietnamese government, to which the employer and the employees contribute at rates prescribed by local regulations.

During the years ended June 30, 2026, 2025 and 2024, the total expenses incurred for government-mandated multi-employer defined contribution plans in the PRC and Vietnam and the Mandatory Provident Fund Scheme in Hong Kong were US$811,178, US$1,007,806 and US$2,011,534, respectively.

Related parties

We follow ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

The details of related party transactions during the years ended June 30, 2026, 2025 and 2024 and balances as of June 30, 2026 and 2025 are set out in Note 10.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

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

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff costs and employee benefits of sales team, consultancy fee for market research and product development, advertising expenses and transportation and handling expenses. Advertising expenses were US$2,197, US$26,231 and US$19,118 for the years ended June 30, 2026, 2025 and 2024, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, research and development costs, communication and expenses related to general operations. Related personnel and overhead costs are also included in other general and administrative expense categories.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

Segment reporting

The Company follows ASC 280, Segment Reporting. The Company has three operating and reportable segments: packaging products, corrugated products, and packaging products supply chain management solutions. The Chief Executive Officer, as the chief operating decision maker, regularly reviews each segment’s gross profit to assess performance and allocate resources. See Note 16 for segment information and reconciliations to the consolidated financial statements.

Earnings (Loss) Per Share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Basic and diluted loss per share were the same for the years ended June 30, 2026, 2025 and 2024.

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

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The expanded annual disclosures are effective for fiscal years beginning after December 15, 2023, and the expanded interim disclosures are effective for interim periods within fiscal years beginning after December 15, 2024, and will be applied retrospectively to all prior periods presented. The Company adopted this ASU on July 1, 2024. The amendments affect disclosures and do not change the recognition or measurement of amounts in the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments expand annual income tax rate reconciliation and cash taxes paid disclosures. For public business entities, the amendments apply to annual periods beginning after December 15, 2024, which includes the Company’s fiscal year beginning July 1, 2025. The amendments permit prospective application or retrospective application.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. ASU 2025-01 subsequently clarified the effective dates. Public business entities must apply the annual requirements for periods beginning after December 15, 2026 and the interim requirements for periods within annual periods beginning after December 15, 2027. For the Company, these correspond to fiscal 2028 and interim periods in fiscal 2029, respectively. Early adoption is permitted.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

(3) Cash and cash equivalents

Cash and cash equivalents by currency, translated into U.S. dollars, exclude restricted cash of US$4,697 in 2026 and US$87,842 in 2025.

	As of June 30,
	2026	2025
	$	$
HKD	1,101,547	5,870,022
RMB	1,232,667	2,256,948
USD	2,827,996	2,412,958
VND	272,047	149,291
IDR	3,585	-
SGD	174,719	-
Total	5,612,562	10,689,219

The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in obtaining and remitting foreign currency.

(4) Accounts receivable, net

Accounts receivable, net comprised the following:

	As of June 30,
	2026	2025
	$	$
Accounts receivable	5,355,305	7,454,419
Allowance for doubtful accounts	(142,890)	(353,763)
Total	5,212,415	7,100,656

Allowance for doubtful accounts, changes was as follows:

	For the years ended June 30,
	2026	2025	2024
	$	$	$
Beginning balance	353,763	226,925	70,345
Provision (reversal)	(217,120)	191,614	157,765
Write-offs	-	(68,003)	-
Foreign currency exchange effect	6,247	3,227	(1,185)
Ending balance	142,890	353,763	226,925

As of the end of each fiscal year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of June 30,
	2026	2025
	$	$
Within 90 days	4,551,999	6,658,709
Between 91 and 180 days	628,250	410,001
Between 181 and 365 days	32,166	31,946
	5,212,415	7,100,656

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

(5) Prepayments, other receivables and other current assets

Prepayments, other receivables and other current assets consisted of the following:

	As of June 30,
	2026	2025
	$	$
Prepayments	605,952	351,231
Deposits	178,630	122,699
Other receivables	279,343	119,269
Prepaid tax	102,158	105,483
VAT receivables	1,117,094	692,613
	2,283,177	1,391,295

(6) Inventories, net

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average cost method and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

The components of inventories were as follows:

	As of June 30,
	2026	2025
	$	$
Raw materials	1,175,371	767,064
Work in progress	86,636	239,209
Finished goods	670,312	1,163,898
Goods in transit	708	-
Total inventories, gross	1,933,027	2,170,171
Inventories impairment	(350,405)	(631,355)
Total inventories, net	1,582,622	1,538,816

Inventories impairment consists of the following:

	For the years ended June 30,
	2026	2025	2024
	$	$	$
Beginning balance	(631,355)	(1,263,735)	(732,897)
Addition	(170,624)	(24,116)	(564,020)
Write-offs	477,209	669,919	27,596
Foreign currency exchange effect	(25,635)	(13,423)	5,586
Ending balance	(350,405)	(631,355)	(1,263,735)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

(7) Property, plant and equipment, net

As of June 30, 2026 and 2025, property, plant and equipment, net consisted of the following:

	2026	2025
	$	$
Buildings	7,250,185	7,150,692
Leasehold improvements	3,250,137	3,324,535
Plant and machinery	7,715,386	10,934,844
Motor vehicles	357,012	330,058
Office equipment	1,510,152	1,498,352
Total	20,082,873	23,238,481
Less: accumulated depreciation	(12,513,897)	(15,662,407)
impairment loss	(20,116)	(128,869)
Property, plant and equipment, net	7,548,860	7,447,205

Depreciation was US$1,033,763, US$848,028 and US$1,206,371 for the years ended June 30, 2026, 2025 and 2024, respectively. Impairment loss was US$20,116 US$128,869 and nil for the years ended June 30, 2026, 2025 and 2024, respectively.

(8) Leases

Our operating leases primarily consist of leases of offices, factory buildings, staff dormitories, factory equipment and land use rights. Our finance leases consist of leases of motor vehicles. The determination of whether a contract contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from, and have the ability to direct the use of, the asset.

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

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

Supplemental balance sheet information related to leases was as follows:

	As of June 30,
	2026	2025
	$	$
Right-of-use assets(“ROU”), net	3,446,084	3,177,674
Operating lease ROU	3,410,307	3,126,045
Finance lease ROU	35,777	51,629

Lease liabilities - current	413,453	223,543
Current operating lease obligation	397,294	207,904
Current finance lease obligation	16,159	15,639

Lease liabilities – non-current	230,506	187,355
Non-current operating lease obligation	219,445	160,161
Non-current finance lease obligation	11,061	27,194
Total lease obligation	643,959	410,898

Operating and finance lease expenses for the years ended June 30, 2026, 2025 and 2024 were US$508,249, US$350,209 and US$834,423, respectively.

The following table shows the remaining contractual maturities of the Group’s operating and finance lease liabilities as of June 30, 2026:

	Operating	Finance
	$	$
Year ending June 30, 2027	416,134	16,790
Year ending June 30, 2028	193,983	11,194
Year ending June 30, 2029	30,810	-
Total undiscounted lease obligations	640,926	27,984
Less: imputed interest	24,188	764
Lease liabilities recognized in the consolidated balance sheet	616,739	27,220

The remaining lease terms extend through April 25, 2054. The weighted-average discount rate used to determine lease liabilities as of June 30, 2026 were 4.50% for operating leases and 3.18% for finance leases.

(9) Bank borrowings

Outstanding balances of bank borrowings as of June 30, 2026 and 2025 consisted of the following:

	As of June 30,
	2026	2025
	$	$
Bank borrowings:
Guaranteed	2,223,103	2,734,186
Collateralized and guaranteed	1,777,494	3,374,366
	4,000,597	6,108,552

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

The details of bank borrowings as of June 30, 2026 and 2025 are as follows:

	Maturity		Weighted-average interest rate		As of June 30,
Lender	date	Currency	2026	2025	2026	2025
Vietnam Prosperity Joint-Stock Commercial Bank	December 2029 – January 2030	VND	8.00%	-	$44,163	$-
Bank of China (Hong Kong) Limited	June 2027	HKD/USD	4.83%	3.61%	3,956,434	6,108,552

Total bank borrowings					$4,000,597	$6,108,552

	Carrying value	Within 1 year or on demand	2027	2028	2029	Thereafter
	$	$	$	$	$	$
Loan type of HKD currency
June 30, 2025	6,108,552	6,108,552	-	-	-	-
	6,108,552	6,108,552	-	-	-	-

	Carrying value	Within 1 year or on demand	2028	2029	2030	Thereafter
	$	$	$	$	$	$
Loan types in HKD and VND
June 30, 2026	4,000,597	3,968,928	12,495	12,495	6,679	-
	4,000,597	3,968,928	12,495	12,495	6,679	-

The weighted-average interest rate on outstanding bank borrowings as of June 30, 2026 was 4.87%. The average bank borrowing rates for the years ended June 30, 2025 and 2024 were 6.62% and 7.07%, respectively.

As of June 30, 2026 and 2025, Bank of China (Hong Kong) Limited term loans of US$1,733,331 and US$3,374,366, respectively, contain repayment on demand clauses and were classified as current liabilities. As of June 30, 2026, vehicle loans from Vietnam Prosperity Joint-Stock Commercial Bank were US$44,163, of which US$12,495 matures within one year and is classified as current liabilities. These loans bear an initial fixed interest rate of 8.00% for the first 12 months, followed by the bank’s base rate plus 3.80%. The loans are secured by the vehicles purchased and mature in December 2029 and January 2030.

Total interest expense on bank borrowings, including trust receipt financing, for the years ended June 30, 2026, 2025 and 2024 was US$208,283, US$354,444 and US$850,614, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

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

(10) Related Party Balances and Transactions

Yee Cheong (1926) Enterprise Company Limited (“YC”) is under common ultimate beneficial ownership with the Company’s controlling shareholder, YC 1926 (BVI) Limited, through members of the Lai family. YC is a separate legal entity outside the consolidated Group.

(a) Amounts due to related parties

Related party balances as of June 30, 2026 and 2025 were as follows (US$):

	2026	2025
	$	$
Amounts due to YC - current	742,425	-
Amounts due to YC - non-current	1,098,988	-
Total amounts due to YC, net	1,841,413	-

The balances above are net carrying amounts after deduction of unamortized loan discounts of US$249,940 as of June 30, 2026. The initial loan discounts credited to additional paid-in capital are described below.

(b) Related Party Transactions during the year

The following table presents related party operating and financing transactions for the years ended June 30, 2026, 2025 and 2024:

				2026	2025	2024
Related party	Relationship	Nature	Description	US$	US$	US$
Yee Woo Paper Packaging (China) Company Limited (hereafter “YWPPC”)	Common control by the shareholders	Trade nature	Rental expenses incurred by the Company	-	-	(659,678)
Kunshan Chuangke Printing Products Co., Ltd	Common control by the shareholders	Trade nature	Equipment and vehicle purchases by the Company	-	(53,805)	-
Kunshan Chuangke High Level Paper Products Co., Ltd	Common control by the shareholders	Trade nature	Equipment purchases by the Company	-	(845)	-
YC	Common ultimate beneficial ownership	Financing	Interest expense on YC loans entered into in April 2026	(32,121)	-	-
YC	Common ultimate beneficial ownership	Loan	The related-party transaction amount for the period is presented net of the discount	1,841,413	-	-

The YC loan agreements were entered into in April 2026. Initial discounts credited to additional paid-in capital are non-cash and do not constitute additional loan proceeds.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

(c) Borrowing transactions and terms

In April 2026, Millennium Holdings International Limited entered into two unsecured loan agreements with YC on the following terms:

Initial contractual principal	Contractual interest rate	Contractual maturity
HKD11,700,000	2.83%	April 8, 2034
US$600,000	Nil	March 31, 2027

Under a supplemental disbursement arrangement, King Health Holdings Limited paid US$600,000 on behalf of YC to Yee Woo Paper Investment International Limited on behalf of the borrower. The loans were initially recorded at present value. Initial discounts of US$272,398 were deducted from the loan liabilities and credited to additional paid-in capital as a deemed capital contribution. These discounts are amortized to interest expense using the effective interest method. Discount rates for the HKD and U.S. dollar loans were 7.67% and 7.90%, respectively. The HKD11,700,000 loan requires repayment of principal and interest in monthly installments.

As of June 30, 2026, the contractual principal amounts of the YC loans were repayable in the fiscal years ending June 30 as follows:

Fiscal year ending June 30,	US$
2027	797,127
2028	174,218
2029	179,212
2030	184,350
2031	189,636
Thereafter	567,347
Total contractual principal	2,091,890

The total contractual principal differs from the carrying amount of US$1,841,413 as of June 30, 2026 mainly because of the unamortized discounts of US$249,940. The maturities of the HKD11,700,000 loan are based on 96 equal monthly installments of principal and interest from May 9, 2026, and the US$600,000 loan is repayable by March 31, 2027.

See Note 19 for subsequent disposal arrangements and settlement of the loans.

(11) Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of June 30,
	2026	2025
	$	$
Contract liabilities	153,490	116,700
Salaries payables	476,379	475,315
Other payables	431,505	139,939
Other accruals	285,753	292,347
Total	1,347,127	1,024,301

Revenue recognized from contract liabilities was US$65,951, US$54,353 and US$27,611 during the years ended June 30, 2026, 2025 and 2024, respectively.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

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

During the year ended June 30, 2026, the Company recognized a deemed capital contribution of US$272,398 arising from the below-market related-party borrowings described in Note 10. No additional ordinary shares were issued in connection with this contribution. A non-controlling shareholder contributed SGD30,000 to MPG Creative Solutions (SG) Pte. Ltd., representing a 20% interest.

Restricted net assets

Our ability to pay dividends is primarily dependent on us receiving distributions of funds from Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd, Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd. (collectively as the “PRC subsidiaries”). Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying CFS prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of these subsidiaries.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

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

As a result of the foregoing restrictions, the PRC subsidiaries are restricted in their ability to transfer their assets to us. Foreign exchange and other regulation in the PRC may further restrict the PRC subsidiaries from transferring funds to us in the form of dividends, loans and advances. As of June 30, 2026 and 2025, statutory reserves of the PRC subsidiaries were US$1,049,119 and US$1,049,119, respectively.

During the years ended June 30, 2026, 2025 and 2024, the PRC subsidiaries did not appropriate retained earnings to statutory reserves.

(13) Selling and marketing expenses

Selling and marketing expenses were as follows:

	Year ended June 30,
	2026	2025	2024
	$	$	$
Staff costs and employee benefits	856,939	1,037,747	1,060,564
Consultancy fee	265,976	1,083,143	2,597,503
Transportation and handling	656,514	696,583	1,178,114
Advertisement expenses	2,197	26,231	19,118
Depreciation and amortization	3,381	3,445	3,206
Other	295,035	486,971	793,000
Total	2,080,042	3,334,120	5,651,505

(14) General and administrative expenses

General and administrative expenses were as follows:

	Year ended June 30,
	2026	2025	2024
	$	$	$
Staff costs and employee benefits	4,506,512	4,461,306	6,757,235
Depreciation and amortization	196,883	175,791	218,334
Research and development	89,477	241,925	261,837
Office and utilities	122,071	194,331	172,630
Other	2,032,332	2,292,506	2,170,994
Total	6,947,275	7,365,859	9,581,030

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

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

Vietnam

The Company’s Vietnam subsidiaries, MPG Global Company Limited, Yee Woo Vietnam Paper Products Company Limited and Millennium Printing and Packaging Technology (Vietnam) Co., Ltd are subject to Vietnam corporate income tax on its taxable income as reported in their statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The corporate tax rate under Vietnam tax laws is 20%. Tax losses can be carried forward for five years but cannot be carried back. Current income tax expense of the Vietnam subsidiaries was US$257 for the year ended June 30, 2026. There were no assessable profits from the Vietnam subsidiaries during the years ended June 30, 2025 and 2024.

Hong Kong

The Company’s Hong Kong subsidiaries, including Millennium Investment International Limited, Millennium Strategic International Limited, Wah Tong Investment International Limited, Yee Woo Paper Investment International Limited, Millennium Printing International Limited, Millennium Packaging Group International Limited, Millennium Printing International Technology Limited (formerly known as Yee Woo Paper Packaging (HK) Company Limited) and Millennium Holdings International Limited are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for the years ended June 30, 2026, 2025 and 2024. Tax losses can be carried forward to offset profits in future years until fully absorbed but cannot be carried back.

PRC

The Company’s PRC operating subsidiaries, Millennium Printing (Shenzhen) Co., Ltd, Yee Woo Paper Industry (Shenzhen) Co., Ltd., Putian Xiqi Branding Strategy Co., Ltd., Millennium Packaging Technology (Huizhou) Co., Ltd., Millennium (Huizhou) Technology Co., Ltd. and Huizhou Yimeinuo Industry Co., Ltd are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rate on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to an income tax of 25% after appropriate tax adjustments. The net tax loss attributable to those PRC entities can only be carried forward for a maximum period of five years.

Significant components of the provisions for income taxes for the years ended June 30, 2026, 2025 and 2024 were as follows:

	2026	2025	2024
	$	$	$
Provision for Income Taxes
Current Tax Provision Hong Kong	129,616	127,019	127,471
Deferred Tax Provision Hong Kong	(7,998)	1,712	(5,032)
Current Tax Provision PRC	-	-	29,862
Current Tax Provision Vietnam	257	-	-
Deferred Tax Provision PRC	114,879	164,361	54,643
Deferred Tax Provision Vietnam	10,061	-	-
Total Provision for Income Taxes	246,815	293,092	206,944

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

The following table reconciles PRC statutory rates to our effective tax rate:

	Year Ended June 30,
	2026	2025	2024
PRC Statutory rate	25%	25%	25%
Effect of different tax jurisdictions and tax rate preferences	(4)%	(12)%	(6)%
Effect of change in enacted tax rate	3%	-	-
Non-deductible expenses	3%	5%	(3)%
Tax losses not recognized	(28)%	(21)%	(18)%
Change in valuation allowance	(3)%	(2)%	-
Effective income tax rate	(4)%	(5)%	(2)%

Management reviews this valuation allowance periodically and will make adjustments as warranted. A summary of the otherwise deductible (or taxable) deferred tax items is as follows:

	June 30,	June 30,
	2026	2025
	$	$
Deferred tax assets
Miscellaneous	8,197	3,916
Allowance for doubtful accounts	41,129	13,517
Allowance for inventories	87,601	94,703
Tax loss	317,399	199,153
Operating lease liabilities	123,733	-
Total	578,058	311,289
Less: valuation allowance	(392,269)	(145,306)
Total deferred tax assets	185,789	165,983
Deferred tax liabilities – operating lease right-of-use assets	133,973	-

(16) Segment Reporting

The Company has three operating and reportable segments: packaging products, corrugated products, and packaging products supply chain management solutions. Each segment corresponds to a product-line department for which separate financial information is available. The Company’s Chief Executive Officer is the chief operating decision maker (the “CODM”) and regularly reviews the gross profit of each segment to assess performance and allocate resources.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

Segment gross profit is defined as segment revenue less cost of revenues. Cost of revenues is the significant segment expense included in this measure and includes costs attributable to each product line and allocated shared production costs. Selling and marketing expenses, general and administrative expenses, other income or expense, and income taxes are excluded from segment gross profit. Other segment items, representing the difference between segment revenue less cost of revenues and segment gross profit, are nil for each segment.

Revenue, cost of revenues and gross profit for each reportable segment for the years ended June 30, 2026, 2025 and 2024 were as follows (US$):

	2026	2025	2024
	$	$	$
Packaging products - revenue	12,462,864	15,746,534	22,348,633
Cost of revenues	(11,457,458)	(12,628,280)	(14,891,245)
Segment gross profit	1,005,406	3,118,254	7,457,388
Corrugated products - revenue	3,748,491	5,173,576	11,833,698
Cost of revenues	(3,671,205)	(4,465,534)	(11,978,020)
Segment gross profit (loss)	77,286	708,042	(144,322)
Packaging products supply chain management solutions - revenue	4,128,324	4,414,039	4,348,442
Cost of revenues	(3,571,600)	(3,555,217)	(3,356,927)
Segment gross profit	556,724	858,822	991,515
Total segment revenue	20,339,679	25,334,149	38,530,773
Total cost of revenues	(18,700,263)	(20,649,031)	(30,226,192)
Total segment gross profit	1,639,416	4,685,118	8,304,581

Amounts are presented to the nearest U.S. dollar. Individual amounts may not recalculate exactly due to rounding.

The following table reconciles total segment gross profit to consolidated loss before income tax expense (US$):

	2026	2025	2024
	$	$	$
Total segment gross profit	1,639,416	4,685,118	8,304,581
Selling and marketing expenses	(2,080,042)	(3,334,120)	(5,651,505)
General and administrative expenses	(6,947,275)	(7,365,859)	(9,581,030)
Other income (expense), net, including interest expense	544,350	(7,432)	(1,635,146)
Consolidated loss before income tax expense	(6,843,551)	(6,022,293)	(8,563,100)

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

In the following table, the Company additionally provided the revenue in term of geographical locations of customers.

	Year Ended June 30, 2026
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	8,091,988	1,327,896	113,875	9,533,759
Hong Kong SAR	1,305,739	98,956	1,487,124	2,891,819
Vietnam	2,078,453	1,234,192	118,329	3,430,974
Other Southeast Asian countries*	497,120	114,694	582,736	1,194,550
Australia	234,665	547,128	-	781,793
United States of America	11,854	118,007	1,823,999	1,953,860
Other countries	243,045	307,618	2,261	552,924
	12,462,864	3,748,491	4,128,324	20,339,679

	Year Ended June 30, 2025
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	12,333,276	3,087,022	678	15,420,976
Hong Kong SAR	1,533,705	241,470	1,624,717	3,399,892
Vietnam	842,890	192,948	305,467	1,341,305
Other Southeast Asian countries*	403,617	478,117	1,386,043	2,267,777
Australia	219,659	921,896	-	1,141,555
United States of America	57,456	150,004	1,097,134	1,304,594
Other countries	355,931	102,119	-	458,050
	15,746,534	5,173,576	4,414,039	25,334,149

	Year Ended June 30, 2024
	Packaging products	Corrugated products	Packaging products supply chain management solutions	Total
	$	$	$	$
Geographical location:
Mainland China	19,316,785	9,284,023	61,829	28,662,637
Hong Kong SAR	1,110,428	880,875	1,392,561	3,383,864
Vietnam	935,670	266	431,149	1,367,085
Other Southeast Asian countries*	445,218	205,496	1,390,853	2,041,567
Australia	4,543	948,618	-	953,161
United States of America	45,701	446,467	1,068,613	1,560,781
Other countries	490,288	67,953	3,437	561,678
	22,348,633	11,833,698	4,348,442	38,530,773

*	Other Southeast Asian countries include Singapore, Indonesia, Malaysia, Philippines and Myanmar.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

(17) Risks and Uncertainties

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

As of June 30, 2026, bank balances of US$2,664,947 were maintained at financial institutions in Hong Kong. Eligible deposits are protected by the Hong Kong Deposit Protection Scheme up to HK$800,000 per depositor per Scheme member. Amounts exceeding applicable protection limits are exposed to the credit risk of the relevant financial institutions.

As of June 30, 2026, bank balances of US$2,240,552 were maintained at financial institutions in the PRC. Eligible deposits are subject to the PRC deposit insurance limit of RMB500,000 per depositor per insured institution. Amounts exceeding applicable protection limits are exposed to the credit risk of the relevant financial institutions.

As of June 30, 2026, bank balances of US$470,451 were maintained at financial institutions in Vietnam. The Company also maintained bank balances of US$228,136 and US$6,557 in Singapore and Indonesia, respectively. The Company is exposed to the credit risk of the financial institutions at which these balances are held.

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

Customer concentration risk

For the years ended June 30, 2026, 2025 and 2024, customers accounting for 10% or more of total revenues are as follows:

	2026		2025		2024
Customer		%		%		%
A	$3,779,687	18.6	$5,163,870	20.4	-	-
B	-	-	-	-	$7,257,128	18.8

As of June 30, 2026 and 2025, customers accounting for 10% or more of trade accounts receivable, excluding bills receivable, were as follows:

	2026		2025
Customer		%		%
A	$613,468	13.7	1,751,895	30.8
B	-	-	-	-
C	-	-	684,830	12.0
D	705,561	15.8	587,190	10.3

Suppliers concentration risk

For the years ended June 30, 2026, 2025 and 2024, the suppliers which accounted for 10% or more of total purchases are as follows:

	2026		2025		2024
Supplier		%		%		%
A	-	-	-	-	$2,963,186	19.7
B	-	-	-	-	2,009,756	13.3

As of June 30, 2026, no single vendor accounted for more than 10% of the total balance of accounts payable. As of June 30, 2025, no single vendor accounted for more than 10% of the total balance of accounts payable.

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026, 2025

(18) Capital Commitments and Contingencies

a.	Operating lease commitment

The Company had outstanding commitments under non-cancelable leases. Details of operating lease commitments contracted as of June 30, 2026 are set out in Note 8.

b.	Capital commitment

On March 14, 2020, the Company entered into a contract for the right to use land in Vietnam for VND 102,476,000,000(USD 4,184,513) with Viglacera Yen My Industrial Zone Development, Subsequently, due to a change in land mapping area from 50,000 sq.m to 49,997 sq.m, the Company signed a new sublease contract on December 11, 2023, with the released land cost to VND 102,469,851,440(USD 4,184,262) . As of June 30, 2026, the full payment for the land use right has been settled. Under equipment purchase and installation contracts totaling RMB5,022,400, an unpaid contract balance of RMB913,440 remained as of June 30, 2026.

c.	Legal proceedings

Certain Group entities are involved in contract, employment, administrative and personal-rights disputes. In a labor matter commenced in November 2025, an arbitration award dated February 3, 2026 required payments totaling RMB90,851.81. The subsidiary challenged the award in court on March 5, 2026, and a first-instance hearing had not been scheduled as of August 20, 2026. Amounts recognized in respect of unresolved proceedings as of June 30, 2026 were US$12,986.

Two administrative proceedings filed on December 11, 2025 challenge notices concerning slope and retaining-wall safety at the Shenzhen facility and remained pending as of August 20, 2026. A further labor claim was commenced on July 23, 2026. A claim concerning portrait and personal-information rights, filed on June 30, 2026, was heard on July 29, 2026 and was awaiting judgment as of September 7, 2026. There is no reasonably possible additional loss, or range of losses, associated with the unresolved proceedings. Other contract and labor matters were settled during fiscal 2026.

(19) Subsequent Events

On August 27, 2026, Millennium Strategic International Limited (“Millennium Strategic”), a subsidiary of the Company, entered into a share purchase agreement with Yee Cheong (1926) Enterprise Company Limited (“YC”), a company owned by the Company’s controlling shareholders, to sell all of the issued shares of Millennium Printing International Limited (“MPI”) for HKD14,800,000 in cash. Under a related deed, Millennium Strategic released MPI from intercompany liabilities of HKD35,429,804, and YC agreed to pay Millennium Strategic a settlement sum of the same amount, of which HKD16,380,000 was satisfied by set-off against the loans payable to YC (Note 10) and HKD19,049,804 is payable in cash in two installments. The disposal was completed on August 28, 2026, and the first installment of HKD14,471,348 was received on September 14, 2026.

The disposal is a nonrecognized subsequent event and will be accounted for in the fiscal year ending June 30, 2027 as a transaction between entities under common control. The difference between the consideration and the carrying amount of MPI’s net assets at completion will be recognized in additional paid-in capital, and the disposal will not be presented as a discontinued operation. As of June 30, 2026, MPI’s total assets and total liabilities included in the consolidated balance sheet, excluding balances with other Group companies, were US$6,662,786 and US$2,184,869, respectively; on this basis, the consideration exceeded MPI’s net assets by approximately US$1.9 million.

On August 17, 2026, the Group obtained the land use right certificate for its Vietnam land. The related prepaid land amount was US$3,744,662 as of June 30, 2026. Following the reporting date, advance land payments by Yee Woo Paper Investment International Limited were reclassified as capital contributions to Yee Woo Vietnam Paper Products Company Limited.